THIS SOLICITATION RELATING TO THIS DISCLOSURE STATEMENT IS BEING CONDUCTED TO OBTAIN SUFFICIENT ACCEPTANCES OF A PLAN OF REORGANIZATION BEFORE FILING VOLUNTARY CHAPTER 11 CASES UNDER CHAPTER 11 OF THE BANKRUPTCY CODE. BECAUSE CHAPTER 11 CASES HAVE NOT YET BEEN COMMENCED, THIS DISCLOSURE STATEMENT HAS NOT BEEN APPROVED BY THE BANKRUPTCY COURT AS CONTAINING "ADEQUATE INFORMATION" WITHIN THE MEANING OF SECTION 1125(a) OF THE BANKRUPTCY CODE. FOLLOWING THE COMMENCEMENT OF THEIR CHAPTER 11 CASES, ACP HOLDING COMPANY, NFC CASTINGS, INC., NEENAH FOUNDRY COMPANY, AND CERTAIN OF ITS WHOLLY-OWNED DIRECT AND INDIRECT DOMESTIC SUBSIDIARIES EXPECT TO SEEK ORDERS OF THE BANKRUPTCY COURT (I) APPROVING THIS DISCLOSURE STATEMENT AS CONTAINING ADEQUATE INFORMATION AND THE SOLICITATION OF VOTES AS BEING IN COMPLIANCE WITH SECTION 1126(b) OF THE BANKRUPTCY CODE AND (II) CONFIRMING THEIR PREPACKAGED JOINT PLAN OF REORGANIZATION DESCRIBED HEREIN.

THIS SOLICITATION IS A NEW SOLICITATION. THE DEBTORS ARE SOLICITING ACCEPTANCES OF THE PLAN OF REORGANIZATION DESCRIBED HEREIN IN LIEU OF THE PLAN COVERED IN THE PREVIOUS SOLICITATION OF THE DEBTORS DATED MAY 1, 2003.

                 DISCLOSURE STATEMENT, DATED AS OF JULY 1, 2003

             PRE-PETITION SOLICITATION OF VOTES WITH RESPECT TO THE
                   PREPACKAGED JOINT PLAN OF REORGANIZATION OF

                               ACP HOLDING COMPANY
                               NFC CASTINGS, INC.
                             NEENAH FOUNDRY COMPANY

   AND CERTAIN OF ITS WHOLLY-OWNED DIRECT AND INDIRECT DOMESTIC SUBSIDIARIES:
  ADVANCED CAST PRODUCTS, INC.; BELCHER CORPORATION; PEERLESS CORPORATION; CAST
   ALLOYS, INC.; DALTON CORPORATION; DALTON CORPORATION, WARSAW MANUFACTURING
    FACILITY; DALTON CORPORATION, KENDALLVILLE MANUFACTURING FACILITY; DALTON
      CORPORATION, STRYKER MACHINING FACILITY; DALTON CORPORATION, ASHLAND MANUFACTURING FACILITY; DEETER FOUNDRY, INC.; GREGG INDUSTRIES; MERCER FORGE
         CORPORATION; A&M SPECIALTIES, INC.; AND NEENAH TRANSPORT, INC.

                 VOTES ARE BEING SOLICITED FROM THE HOLDERS OF:

        INDEBTEDNESS PURSUANT TO THE PREPETITION SENIOR CREDIT AGREEMENT

                           14% SENIOR SECURED PIK NOTE

                                       AND

        11-1/8% SENIOR SUBORDINATED NOTES DUE 2007, SERIES A, B, D AND F

        Kirkland & Ellis and Pachulski, Stang, Ziehl, Young, Jones & Weintraub P.C., the Debtors' legal advisors, and Houlihan Lokey Howard & Zukin Capital, the Debtors' financial advisors, can be contacted as follows:

Kirkland & Ellis                      Pachulski, Stang, Ziehl, Young,     Houlihan Lokey Howard & Zukin Capital
200 East Randolph Drive               Jones & Weintraub P.C.              685 Third Avenue, 15th Floor
Chicago, Illinois 60601               919 N. Market Street, 16th Floor    New York, New York 10017
(312) 861-2000                        P.O. Box 8705                       (212) 497-4100
(212) 861-2200 (facsimile)            Wilmington, DE 19899-8705           (212) 661-3070 (facsimile)
Attn: James H. M. Sprayregen, P.C.    (302) 652-4100                      Attn: David R. Hilty
      James W. Kapp II                (302) 652-4400 (facsimile)                Derron S. Slonecker
                                      Attn: Laura Davis Jones

NEITHER THIS DISCLOSURE STATEMENT NOR THE PLAN DESCRIBED HEREIN HAS BEEN FILED WITH OR REVIEWED BY AND NONE OF THE SECOND SECURED NOTES, RIGHTS, NEW SUBORDINATED NOTES, NEW ACP COMMON STOCK OR WARRANTS TO BE ISSUED ON OR AFTER THE EFFECTIVE DATE WILL HAVE BEEN THE SUBJECT OF A REGISTRATION STATEMENT FILED WITH THE SEC UNDER THE SECURITIES ACT, OR ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE UNDER ANY BLUE SKY LAW. THE PLAN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION AND NEITHER THE SEC NOR ANY STATES SECURITIES COMMISSION HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THIS DISCLOSURE STATEMENT DOES NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY STATE OR OTHER JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED.

The Debtors have not Commenced a reorganization under Chapter 11 of the Bankruptcy Code as of the date of this Disclosure Statement. If, however, the Debtors receive properly completed Ballots (that are not subsequently revoked) indicating acceptance of the prepackaged Plan in sufficient number and amount to meet the voting requirements prescribed by Section 1126 of the Bankruptcy Code, the Debtors intend to file (but hereby expressly reserve the right not to file) with the Bankruptcy Court voluntary petitions for relief under Chapter 11 of the Bankruptcy Code, and to seek, as promptly thereafter as practicable, Confirmation of the Plan. The Effective Date of the Plan is expected to occur shortly after the Bankruptcy Court's entry of the Confirmation Order.

This Disclosure Statement solicits your advance acceptance of the Plan, a copy of which is attached to this Disclosure Statement as Appendix II, and contains important information relevant to your decision to accept the Plan. Please read the Plan completely and carefully.

THE VOTING DEADLINE TO ACCEPT OR REJECT THE PREPACKAGED JOINT PLAN OF REORGANIZATION IS 5:00 P.M. EASTERN TIME ON JULY 31, 2003, UNLESS THE SOLICITATION IS TERMINATED EARLY OR EXTENDED BY THE DEBTORS PRIOR TO THE VOTING DEADLINE. TO BE COUNTED, BALLOTS MUST BE RECEIVED BY THE VOTING AGENT BY THE VOTING DEADLINE. THE DEBTORS RESERVE THE RIGHT TO TERMINATE THE SOLICITATION PERIOD EARLY INCLUDING, WITHOUT LIMITATION, UPON RECEIPT OF THE REQUISITE VOTES IN EACH CLASS APPROVING THE PLAN.

The statements contained in this Disclosure Statement are made as of the date hereof unless otherwise specified. Holders of Claims or Interests reviewing this Disclosure Statement should not infer at the time of such review that there have been no changes in the facts set forth herein unless so specified. In deciding whether to vote to accept the Plan, holders of Claims entitled to vote thereon must rely on their own evaluation of the Debtors and their analysis of the terms of the Plan, including, but not limited to, any risk factors cited herein. The contents of this Disclosure Statement may not be deemed as providing any legal, financial, securities, tax or business advice. Holders are urged to consult with their own advisors with respect to any such legal, financial, securities, tax or business advice in reviewing this Disclosure Statement, the Plan and each of the proposed transactions contemplated thereby. See the section of this Disclosure Statement titled "Certain Factors to Be Considered" for discussion of various factors to be considered in connection with the Plan.

The offer of Second Secured Notes, Rights, New Subordinated Notes, ACP Common Stock or Warrants in exchange for certain existing securities issued by the Debtors has not been registered under the Securities Act or any Blue Sky Law. To the extent that the issuance, transfer or exchange of any security and indebtedness under the plan is not exempt under Section 1145(a) of the Bankruptcy Code, the issuance, transfer and exchange are being made by the debtors in reliance upon the exemption from the registration requirements of the Securities Act afforded by Sections 4(2) and 3(a)(9) thereof and the regulations promulgated thereunder. See the section of this Disclosure Statement titled "Means For Implementation of the Plan" for a description of the Second Secured Notes, Rights, New Subordinated Notes, New ACP Common Stock and Warrants to be granted pursuant to the plan.

Certain statements in this Disclosure Statement may constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act, Section 21E of the Securities Act, the Act or in releases made by the SEC. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Debtors, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Statements that are not historical fact are forward-looking statements. Forward-looking statements can be identified by, among other things, the use of forward-looking language, such as the words "estimate," "project," "intend," "expect," "believe," "may," "will," "would," "could," "should," "seeks," "plans," "scheduled to," "anticipates," or "intends," or the negative of these terms or other variations of these terms or comparable language, or by discussions of strategy or intentions, when used in connection with the Debtors, including its management. See the sections of this Disclosure Statement titled "Feasibility of the Plan and Best Interests of the Creditors Test" and "Certain Factors to Be Considered." These cautionary statements are being made pursuant to the Securities Act, the Exchange Act and the Act, with the intention of obtaining the benefits of the "safe harbor" provisions of such acts. The Debtors caution investors that any forward-looking statements made by the Debtors are not guarantees or indicative of future performance. Important assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements with respect to the Debtors include, but are not limited to, the risks and uncertainties affecting its business described in the section of this Disclosure Statement titled "Certain Factors To Be Considered," as well as elsewhere in this Disclosure Statement. The Debtors undertake no obligation to update or revise any forward-looking statement for new information, events or circumstances after the date on which such statement is made unless otherwise required by law. New factors emerge from time to time, and it is impossible for the Debtors to predict all of such factors or the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

The Debtors recommend that potential recipients of Second Secured Notes, New Subordinated Notes, New ACP Common Stock and Warrants consult their own counsel concerning the securities laws consequences concerning the transferability of the Second Secured Notes, New Subordinated Notes, New ACP Common Stock and Warrants. The Rights are not transferable separate from the Existing Subordinated Notes giving rise to them, except to the extent that they may be exercised by one or more of the affiliates of the Holder of such Existing Subordinated Notes.

The terms of the Plan govern in the event of any inconsistency with the summaries in this Disclosure Statement.

The information in this Disclosure Statement is being provided solely for purposes of voting to accept or reject the Plan accepting or rejecting the mutual releases or objecting to Confirmation. Nothing in this Disclosure Statement may be used by any Person or Entity for any other purpose.

No party is authorized to give any information about or concerning the Plan other than that which is contained in this Disclosure Statement. No representations concerning the Debtors or the value of their property have been authorized by the Debtors other than as set forth in this Disclosure Statement or, subsequent to a filing by the Debtors under the Bankruptcy Code, by any Bankruptcy Court. Any information, representations, or inducements made to obtain your acceptance of the Plan which are other than or inconsistent with the information contained herein and in the Plan should not be relied upon by any Holder of a Claim.

All exhibits to this Disclosure Statement are incorporated into and made a part of this Disclosure Statement as if set forth in full herein.

Capitalized terms are defined in Appendix I of this Disclosure Statement titled "Glossary."

                                TABLE OF CONTENTS

SUMMARY......................................................................................................     1
     Reasons for the Solicitation............................................................................     1
     The Debtors' Business...................................................................................     1
     Debt Structure..........................................................................................     1
     Recent Developments.....................................................................................     2
     Restructuring Efforts...................................................................................     2
     Summary of Anticipated Distributions and Recoveries Under the Plan......................................     3
BACKGROUND...................................................................................................     5
     Acquisition History.....................................................................................     5
     Overview of the Debtors' Business.......................................................................     6
         Castings Segment....................................................................................     6
         Forgings Segment....................................................................................     9
         Employees...........................................................................................    10
         Environmental and Other Regulatory Matters..........................................................    10
         Properties..........................................................................................    11
         Management..........................................................................................    11
     Existing Capital Structure..............................................................................    12
         Equity Ownership....................................................................................    12
         Debt................................................................................................    12
     Events Leading to the Chapter 11 Cases..................................................................    14
         Operating Environment...............................................................................    14
         Operational Response................................................................................    14
         Rating Agency Response..............................................................................    14
         Trading in the Existing Notes.......................................................................    15
         Current Liquidity Position..........................................................................    15
         Financial Advisors..................................................................................    15
         Discussions with Debt Constituencies and New Financing Sources......................................    16
         Estimated Fees and Expenses.........................................................................    17
         Pro Forma Capitalization and Sources and Uses.......................................................    17
DESCRIPTION OF PLAN OF REORGANIZATION........................................................................    19
     Summary of the Plan of Reorganization...................................................................    19
         Overview of Chapter 11..............................................................................    19
         Claim and Interest Holders Entitled to Vote on the Plan.............................................    19
         Substantive Consolidation for Plan Purposes Only....................................................    20
         Certain Matters Regarding Classification and Treatment of Claims and Interests......................    20
         Schedule of Treatment of Claims and Interests.......................................................    21
         Treatment of Unclassified Claims....................................................................    21
         Treatment of Classified Claims and Interests........................................................    22
         Special Provision Regarding Claims that are not Impaired............................................    24
     Means for Implementation of the Plan....................................................................    24
         Continued Corporate Existence and Vesting of Assets in the Reorganized Debtors......................    24
         Corporate Governance, Directors, Officers and Corporate Action......................................    25
         Cancellation of Notes, Instruments, Common Stock and Preferred Stock................................    27
         New Credit Facility.................................................................................    27
         Second Secured Notes................................................................................    29
         Issuance of New Plan Securities.....................................................................    30
         Rights Offering.....................................................................................    31
         Standby Commitments.................................................................................    33
         New Subordinated Notes..............................................................................    33
         New ACP Common Stock................................................................................    35
         Warrants............................................................................................    35
         Management Compensation Plans.......................................................................    36
     Transactions Required by the Plan.......................................................................    38
         Reorganized ACP.....................................................................................    38

    Reorganized NFC.....................................................................................    38
    Reorganized Neenah..................................................................................    39
    The Reorganized Subsidiaries........................................................................    39
Method of Distribution Under the Plan and Allowance of Certain Claims...................................    39
    Sources of Cash for Plan Distributions..............................................................    39
    Allowance of Certain Claims.........................................................................    39
    Distributions for Claims or Interests Allowed as of the Effective Date..............................    39
    Interest on Claims..................................................................................    40
    Distributions by the Reorganized Debtors............................................................    40
    Delivery of Distributions and Undeliverable or Unclaimed Distributions..............................    40
    De Minimis and Fractional Distributions.............................................................    40
    Allocation of Plan Distributions Between Principal and Interest.....................................    41
    Means of Cash Payment...............................................................................    41
    Withholding and Reporting Requirements..............................................................    41
    Setoffs.............................................................................................    41
    Surrender of Instruments or Securities..............................................................    41
    Failure to Surrender Instruments....................................................................    42
    Lost, Stolen, Mutilated or Destroyed Plan Securities................................................    42
Resolution of Disputed Claims and Interests.............................................................    42
Treatment of Executory Contracts and Unexpired Leases...................................................    43
    Assumption of Executory Contracts and Unexpired Leases..............................................    43
    Cure of Defaults of Assumed Executory Contracts and Unexpired Leases................................    43
    Indemnification of Directors, Officers and Employees................................................    43
    Compensation and Benefit Programs...................................................................    43
    Directors and Officers..............................................................................    43
Confirmation and Consummation of the Plan...............................................................    44
    The Confirmation Hearing............................................................................    44
    Acceptance or Rejection of the Plan.................................................................    44
    Conditions to Confirmation..........................................................................    45
    Conditions Precedent to Effective Date..............................................................    45
    Waiver of Conditions................................................................................    46
    Consequences of Non-Occurrence of Effective Date....................................................    46
Effect of Plan Confirmation.............................................................................    46
    Discharge of Claims and Termination of Interests....................................................    46
    Injunction..........................................................................................    47
    Releases............................................................................................    47
    Exculpation and Limitation of Liability.............................................................    48
    Injunction Related to Releases and Exculpation......................................................    49
    Preservation of Causes of Action; Settlement of Causes of Action....................................    49
    Intercompany Claims.................................................................................    50
    Termination of Subordination Rights and Settlement of Related Claims................................    51
Certain Other Legal Considerations......................................................................    51
    Registration........................................................................................    51
    Section 1145(a)(1)..................................................................................    51
    Section 3(a)(9).....................................................................................    52
    Section 4(2) and Regulation D.......................................................................    52
    Potential Trading Restrictions......................................................................    53
Miscellaneous Provisions................................................................................    54
    Exemption from Transfer Taxes.......................................................................    54
    Revocation, Withdrawal or Non-Consummation..........................................................    54
    Amendment or Modification of the Plan...............................................................    54
    Plan Supplement.....................................................................................    55
    Payment of Statutory Fees...........................................................................    55
    Further Assurances..................................................................................    55
    Service of Documents; Notice........................................................................    55
    Filing of Additional Documents......................................................................    56

     Retention of Jurisdiction...............................................................................    56
ANTICIPATED EVENTS DURING THE CHAPTER 11 CASES...............................................................    58
     Applications for Retention of the Debtors' Professionals................................................    58
     Motion to Approve Combined Disclosure Statement and Confirmation Hearing................................    58
     Motion to Continue Using Existing Cash Management Systems...............................................    58
     Motion to Approve Use of Cash Collateral................................................................    58
     Motion for Authority to Pay Pre-Petition Employee Wages and Associated Benefits.........................    59
     Motion for Authority to Pay General Unsecured Creditors in the Ordinary Course of Business..............    59
     Timetable for Chapter 11 Cases..........................................................................    59
FEASIBILITY OF THE PLAN AND THE BEST INTERESTS OF THE CREDITORS TEST.........................................    60
     Feasibility of the Plan.................................................................................    60
     Forecasts of Certain Financial Data.....................................................................    60
         Principal Assumptions for the Forecasts.............................................................    61
         Forecasts...........................................................................................    62
     Best Interests Test.....................................................................................    68
     Liquidation Analysis....................................................................................    68
     Valuation Analysis......................................................................................    72
ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE PLAN....................................................    73
     Alternative Plan(s) of Reorganization...................................................................    73
     Liquidation Under Chapter 7 or Chapter 11...............................................................    73
CERTAIN FACTORS TO BE CONSIDERED.............................................................................    75
     Financial Information; Disclaimer.......................................................................    75
     Risks Relating to the Restructuring.....................................................................    75
     Risks Related to the New Securities.....................................................................    76
     Business and Industry Risks.............................................................................    80
     Risks Related to Bankruptcy.............................................................................    82
     Federal Income Tax Risks................................................................................    83
     Pending Litigation......................................................................................    83
     Environmental Liabilities...............................................................................    84
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS......................................................    85
     Holders of the PIK Note, Recipients of Rights and Holders of Existing Subordinated Notes................    85
         In General..........................................................................................    85
         Holders of the PIK Note.............................................................................    86
         Holders of Existing Subordinated Notes..............................................................    86
         Accrued But Unpaid Interest.........................................................................    88
         Bad Debt Deductions.................................................................................    88
         Issue Price.........................................................................................    88
         Original Issue Discount.............................................................................    89
         Market Discount.....................................................................................    89
         Amortizable Bond Premium and Acquisition Premium....................................................    90
         Applicable High Yield Discount Obligations..........................................................    90
         Ownership and Disposition of Warrants...............................................................    90
     Holders of ACP Common Stock and ACP Preferred Stock.....................................................    91
     Consequences to the Debtors.............................................................................    91
         Cancellation of Indebtedness Income and Reduction of Tax Attributes.................................    91
         Limitations on Net Operating Loss Carryovers and Other Tax Attributes...............................    92
         Treatment of Second Secured Notes and New Subordinated Notes........................................    93
     Information Reporting and Backup Withholding............................................................    93
PROCEDURES FOR VOTING ON THE PLAN............................................................................    94
     Voting Deadline.........................................................................................    94
     Voting Tabulation.......................................................................................    94
     Parties In Interest Entitled To Vote....................................................................    95
     Agreements Upon Furnishing Ballots......................................................................    95
     Change of Vote..........................................................................................    96
     Waivers of Defects, Irregularities, Etc.................................................................    96
     Further Information; Additional Copies..................................................................    96

     Voting Agent............................................................................................    96
     Solicitation/Balloting Agent............................................................................    96
     Miscellaneous...........................................................................................    96
AVAILABLE INFORMATION........................................................................................    98
RECOMMENDATION AND CONCLUSION................................................................................    99
CONSOLIDATED FINANCIAL STATEMENTS OF NEENAH FOUNDRY COMPANY..................................................   F-1
APPENDIX I - Glossary........................................................................................   I-1
APPENDIX II - Plan of Reorganization.........................................................................  II-1

                                     SUMMARY

THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION CONTAINED ELSEWHERE IN THE DISCLOSURE STATEMENT. CAPITALIZED TERMS NOT OTHERWISE DEFINED ARE DEFINED IN APPENDIX I OF THIS DISCLOSURE STATEMENT TITLED "GLOSSARY."

REASONS FOR THE SOLICITATION

    The solicitation is being conducted at this time in order to obtain (prior to the filing of voluntary petitions for reorganization of the Debtors under Chapter 11 of the Bankruptcy Code) the requisite acceptances for the Plan. The Debtors anticipate that by conducting the solicitation in advance of commencing any Chapter 11 Cases, the duration of the Chapter 11 Cases will be significantly shortened, and the administration of the Chapter 11 Cases, which otherwise can be lengthy, complex, and extremely expensive, will be greatly simplified, and much less costly. In addition, the Debtors believe that effectuating this restructuring transaction in an expeditious manner will help to preserve the significant value in the Debtors' businesses for the benefit of the Debtors' creditors and provide the greatest stability for the Debtors' customers, suppliers and employers.

THE DEBTORS' BUSINESS

    In 1872, Neenah Corporation, the predecessor to Neenah Foundry Company, was founded as a family-run business in Neenah, Wisconsin. In 1997, Neenah Corporation was acquired by NFC, a wholly owned subsidiary of ACP. Later in 1997, Neenah Corporation merged with Neenah Foundry Company, with the surviving entity being Neenah. Thereafter, Neenah began a strategic initiative to grow and diversify its businesses by acquiring similar and complimentary companies in the metals industry. ACP, NFC, Neenah, and its Subsidiaries are the Debtors in these Chapter 11 Cases. The Debtors have manufacturing facilities in Wisconsin, Nebraska, Ohio, Pennsylvania, Indiana and California. The Debtors sell their products throughout the 48 continental United States. The Debtors manufacture and market a wide range of iron castings and forgings for municipal markets and selected segments of industrial markets. The Debtors' broad range of municipal iron castings include manhole covers and frames, storm sewer frames and grates, heavy-duty airport castings, specialized trench drain castings, specialty flood control castings and ornamental tree grates. The Debtors sell these municipal castings throughout the United States to state and local governmental entities, utility companies, precast concrete manhole structure producers and contractors for both new construction and infrastructure replacement. The Debtors are also a leading manufacturer of a wide range of complex industrial castings, including castings for the transportation industry, the farm equipment industry, and the HVAC industry. As outlined in the Debtors' consolidated financial statements, in fiscal year ended September 30, 2002, the Debtors' net sales were in excess of $405 million and the book value of the Debtors' assets was in excess of $582 million. The Debtors currently employ approximately 2,800 full time employees of whom approximately 2,300 are hourly and 500 are salaried.

DEBT STRUCTURE

    As of March 31, 2003 there was approximately $150 million outstanding under the Existing Credit Facility consisting of: (a) $28.5 million under the revolving credit facility, excluding an additional $1.1 million of outstanding letters of credit; (b) $7.2 million under the acquisition loan facility maturing in September 2004; (c) $1.6 million under the Tranche A term loan maturing in September 2003; (d) $47.1 million under the Tranche B term loan maturing in September 2005; and (e) $65.7 million under the Tranche B2 term loan maturing in September 2005. The Debtors' obligations to its lenders under the Existing Credit Facility are secured by a first priority lien in all of the assets of Neenah and are guaranteed by NFC and the active Subsidiaries on a senior secured basis. As of March 31, 2003 there was approximately $11.4 million outstanding (including accrued and unpaid interest and financing fees) under the $9.9 million face amount of the PIK Note Neenah issued to CVC on April 29, 2002. The Debtors' obligations under the PIK Note are secured by a second lien on all of the assets of Neenah and are guaranteed by NFC and the active Subsidiaries. Finally, as of March 31, 2003, the Debtors had approximately $6.0 million in capitalized leases and $18.7 million in unsecured trade debt.

    In addition, as of March 31, 2003 there was approximately $295.1 million outstanding (including accrued and unpaid interest) under the three tranches of unsecured 11-1/8% Existing Subordinated Notes issued by Neenah totaling $282 million in face amount. NFC and the active Subsidiaries are guarantors of the Existing Subordinated Notes. In addition, as of March 31, 2003 there was approximately $5.3 million outstanding (including accrued and unpaid interest) under the $4.3 million senior subordinated note due 2005 issued by NFC to CVC. Furthermore, as of March 31, 2003, there was approximately $6.1 million outstanding (including accrued and unpaid interest) under the $2.49 million senior subordinated note due 2003 issued by ACP and currently held by CVC. Both of these notes are structurally subordinated to the Existing Subordinated Notes and contractually subordinated to the Existing Credit Facility and the PIK Note.

RECENT DEVELOPMENTS

    Beginning in 2000, several trends converged to create a difficult operating environment for the Debtors. First, there were cyclical declines in some of the Debtors' most important markets - such as trucks, railroad, construction and agriculture equipment. Second, there was an inventory adjustment by manufacturers in the HVAC equipment industry, resulting in fewer orders for the Debtors' castings for use in HVAC equipment. Third, domestic foundries have been suffering from excess capacity, increased foreign competition, price reduction pressure from customers and competitors, and increased costs associated with heightened safety and environmental regulations. Such conditions have caused over 75 foundries in the United States to cease operations or file for bankruptcy protection in 2001 and 2002. In response to these events, the Debtors' management implemented a number of aggressive measures to help mitigate the effects of the declining market and to improve cash flow, such as selling numerous small assets, significantly reducing the number of employees, reducing capital expenditures, and imposing selected price increases. Nevertheless, as a result of the leverage the Debtors used to finance their acquisitions and the continuing declines in many of their primary customers' markets, the Debtors' financial flexibility deteriorated. On May 1, 2003, Neenah failed to make the $15.7 million interest payment on the Existing Subordinated Notes because it was not in compliance with the March 31, 2003 EBITDA covenant and, in addition, did not have sufficient liquidity to make the interest payment and maintain the liquidity covenant under the Existing Credit Facility. Furthermore, Neenah was prohibited from making the interest payment pursuant to the terms of the Forbearance Agreement.

RESTRUCTURING EFFORTS

    On May 1, 2003, the Debtors circulated the Offering Memorandum, along with a plan of reorganization. The Offering Memorandum commenced both an exchange offer for the Existing Subordinated Notes and the pre-petition solicitation of acceptances of the plan of reorganization in accordance with section 1126(b) of the Bankruptcy Code. The exchange offer, which was to be completed outside of Court, did not result in the requisite percentage of Existing Subordinated Notes tendered and both the exchange offer and the solicitation of acceptances for the May 1, 2003 plan of reorganization were allowed to expire.

    Shortly after the Offering Memorandum was circulated, Neenah entered into confidentiality agreements with Holders of a majority of the Existing Subordinated Notes who had formed an unofficial committee that has worked with the Debtors to develop and finance the Plan. The Plan described herein is the result of detailed negotiations with the Holders of Existing Subordinated Notes represented on the unofficial committee and is supported by that committee.

    The Debtors have obtained from Fleet Capital Corporation and Fleet Securities, Inc. a commitment letter dated June 1, 2003 committing to provide the New Credit Facility substantially on the terms outlined in the New Credit Facility Commitment Letter, as described in further detail in the section of this Disclosure Statement titled "Means for Implementation of the Plan - New Credit Facility."

    The Debtors have also obtained Standby Commitment Agreements from the Standby Purchasers whereby the Standby Purchasers have collectively agreed to provide the Debtors with up to $110 million of financing for the Plan. Subject to the terms and conditions thereof, the Standby Commitment Agreements require the Standby Purchasers to purchase, directly or indirectly, at the Subscription Price, at least the number of Units purchasable upon exercise of their Rights, as well as any and all unsubscribed Units not purchased by other Holders of Existing Subordinated Notes pursuant to the Rights Offering. In connection with that commitment, the Standby Purchasers have been paid 20% of a total commitment fee of $5.5 million, with the remaining 80% to be paid upon approval of the terms of the Standby Commitment Agreements by the Bankruptcy Court. The Debtors have also obtained the agreement of the Holders of the PIK Note to exchange the PIK Note for Second Secured Notes pursuant to the Plan. In connection with that agreement, the PIK Note Holders have been paid 20% of a total commitment fee of $250,000, with the remaining 80% to be paid upon approval of the terms of the Standby Commitment Agreements by the Bankruptcy Court.

    The Debtors' boards of directors have approved the Disclosure Statement and the Plan for the purposes of soliciting acceptances for the Plan. As of the date of this Disclosure Statement, the Debtors' boards of directors have taken no action authorizing the commencement of any Chapter 11 Cases.

SUMMARY OF ANTICIPATED DISTRIBUTIONS AND RECOVERIES UNDER THE PLAN

    Under the Plan, Claims against and Interests in the Debtors are divided into Classes. Certain Claims, including Administrative Claims, Priority Tax Claims, and certain other priority claims will receive payment in full in Cash either on the Effective Date (or as soon as practicable thereafter), as such claims are liquidated, or in installments over time, as permitted by the Bankruptcy Code, or as agreed with the Holders of such Claims. All other Claims and Interests will receive the Distributions and recoveries (if any) described in the table below.

    The table below summarizes the classification and treatment of the pre-petition Claims and Interests under the Plan. Estimated recovery percentages are based upon Houlihan Lokey's mid-point total enterprise value of the Debtors (see the section of this Disclosure Statement titled "Feasibility of the Plan and the Best Interests of Creditors Test - Valuation Analysis") and assumes a July 31, 2003 Commencement Date and a September 30, 2003 Effective Date. This summary is qualified in its entirety by reference to the provisions of the Plan.

CLASS NO.           DESCRIPTION                                TREATMENT                             RECOVERY
---------     --------------------------      -------------------------------------------------      --------
    1         Non-Tax Priority Claims         NOT IMPAIRED.                                             100%

    2         Intercompany Claims             NOT IMPAIRED.                                             100%

    3         Existing Credit Facility        IMPAIRED. Paid in full in Cash.                           100%
              Claims

    4         PIK Note Claims                 IMPAIRED. Shall receive a pro rata share of (i)          99.4%
                                              Second Secured Notes with a principal amount
                                              equal to $13.134 and Warrants to acquire 4.69% of
                                              the New ACP Common Stock on a fully diluted basis
                                              as of the Effective Date and (ii) Cash in the
                                              amount of $45,400 which represents partial
                                              payment of the $99,000 financing fee payable in
                                              accordance with the terms of the PIK Note
                                              (accreted to $120,400 assuming a September 30,
                                              2003 Effective Date).

    5         Other Secured Claims            NOT IMPAIRED.                                             100%

    6         Existing Subordinated Note      IMPAIRED. Each Holder of Allowed Existing                42.7%
              Claims                          Subordinated Note Claims, shall receive directly
                                              from Neenah in full satisfaction, release, and
                                              discharge of all such Claims, its pro rata share
                                              of (i) $30.0 million in Cash, (ii) $100 million
                                              in aggregate principal amount of New Subordinated
                                              Notes, (iii) shares representing 100% of the
                                              issued and outstanding shares of New ACP Common
                                              Stock on the Effective Date, other than shares of
                                              restricted stock granted pursuant to the
                                              Management Equity Incentive Plan (representing
                                              47.5% of the New ACP Common Stock on a fully
                                              diluted basis as of the Effective Date after
                                              giving effect to dilution by the Warrants) and
                                              (iv) Rights to acquire for $110 million in Cash
                                              in the aggregate, Units for up to $119.996
                                              million face amount of Second Secured Notes and
                                              Warrants to acquire up to 42.81% of the New ACP
                                              Common Stock on a fully diluted basis as of the
                                              Effective Date.

    7         ACP Note Claims                 IMPAIRED. No Distribution.                                 0%

    8         NFC Note Claims                 IMPAIRED. No Distribution.                                 0%

CLASS NO.           DESCRIPTION                                TREATMENT                             RECOVERY
---------     --------------------------      -------------------------------------------------      --------
    9         General Unsecured Claims        NOT IMPAIRED.                                             100%

   10         Subsidiary and Parent           NOT IMPAIRED.                                             100%
              Interests

   11         ACP Interests                   IMPAIRED. No Distribution.                                  0%

                                   BACKGROUND

    Neenah, together with its active domestic subsidiaries, manufactures and markets a wide range of metal castings and forgings for the heavy municipal market and selected segments of the industrial markets. Neenah began business in 1872 and has built a strong reputation for producing quality iron castings. Neenah is one of the largest manufacturers of heavy municipal iron castings in the United States. Neenah's broad range of heavy municipal iron castings includes manhole covers and frames, storm sewer frames and grates, heavy duty airport castings, specialized trench drain castings, specialty flood control castings and ornamental tree grates. Neenah sells these municipal castings throughout the United States to state and local government entities, utility companies, precast concrete manhole structure producers and contractors for both new construction and infrastructure replacement. In addition, Neenah is also a leading manufacturer of a wide range of complex industrial castings, including castings for the transportation industry, a broad range of castings for the farm equipment industry, and specific components for compressors used in heating, ventilation and air conditioning ("HVAC") systems.

ACQUISITION HISTORY

    On April 30, 1997, pursuant to an Agreement and Plan of Reorganization with NC Merger Company and NFC, Neenah Corporation (the predecessor company) was acquired by NFC, a holding company and a wholly owned subsidiary of ACP. The acquisition was financed with proceeds from the private placement of the $150 million Series A/B unsecured Existing Subordinated Notes, $45 million in term loans under the Existing Credit Agreement, cash from NFC and a $45 million equity investment by CVC. Prior to July 1, 1997, Neenah Foundry Company was one of three wholly owned subsidiaries of Neenah Corporation, a holding company with no significant assets or operations other than its holdings in the common stock of its three wholly owned subsidiaries. The other two wholly owned subsidiaries were Neenah Transport, Inc. and Hartley Controls, an entity that was later sold. On July 1, 1997, Neenah Foundry Company merged with and into Neenah Corporation and the surviving company changed its name to Neenah Foundry Company.

    On March 30, 1998 Neenah acquired all the capital stock of Deeter for $24.3 million (excluding fees and expenses incurred in connection with the acquisition of $0.3 million), consisting of $20.4 million of cash and a $3.9 million seller note. The seller note, which did not bear interest, was issued to the selling shareholders of Deeter by ACP and matured on March 30, 1999. Neenah financed the cash portion of the consideration and all fees and expenses from cash on hand. Since 1945, Deeter has been producing gray iron castings for the heavy municipal market. Deeter's municipal casting product line includes manhole frames and covers, storm sewer inlet frames, grates and curbs, trench grating and tree grates. Deeter also produces a wide variety of special application construction castings. These products are utilized in waste treatment plants, airports, telephone and electrical construction projects.

    On April 3, 1998, Neenah acquired all the capital stock of Mercer for $47.0 million in cash (excluding fees and expenses incurred in connection with the acquisition of $0.5 million). The acquisition of Mercer was financed with borrowings under Tranche B of Neenah's Existing Credit Facility. Founded in 1954, Mercer is a leading producer of complex-shaped forged components for use in transportation, railroad, mining and heavy industrial applications. Mercer is also a leading producer of microalloy forgings.

    On September 8, 1998 Neenah acquired all the capital stock of Dalton for $102.0 million in cash (excluding fees and expenses incurred in connection with the acquisition of $0.6 million). Dalton manufactures and sells gray iron castings for refrigeration systems, air conditioners, heavy equipment, engines, gear boxes, stationary transmissions, heavy duty truck transmissions and other automotive parts. The acquisition of Dalton was financed with borrowings under Neenah's Existing Credit Facility.

    On September 8, 1998, the capital stock of Advanced Cast Products, an entity held by ACP prior to the time ACP acquired its interest in NFC, was contributed to Neenah by ACP. In connection with the contribution, the Company assumed $14.6 million of indebtedness of Advanced Cast Products which was refinanced with borrowings under the Existing Credit Facility. In addition, notes totaling $6.7 million due by Advanced Cast Products to ACP were replaced with notes from NFC and ACP to CVC. Advanced Cast Products is an independent manufacturer of ductile iron castings that are produced through both traditional casting methods and through Advanced Cast Products' Evapcast lost foam casting process. Advanced Cast Products' production capabilities also include a range of finishing operations including austempering and machining. Advanced Cast Products sells its products primarily to companies in the heavy truck, construction equipment, railroad, mining, electrical fittings and automotive industries.

    On December 31, 1998, Neenah purchased Cast Alloys, a manufacturer of investment-cast titanium and stainless steel golf clubheads, for $40.1 million in cash (excluding fees and expenses incurred in connection with the acquisition of $1.2 million). The acquisition of Cast Alloys was financed out of a portion of the proceeds of the issuance of Neenah's 11-1/8% Senior Subordinated Notes due 2007 issued on November 24, 1998. On December 21, 2001 Neenah discontinued the operations of Cast Alloys.

    On November 30, 1999, Neenah purchased Gregg, a manufacturer of gray and ductile iron castings, for $22.9 million in cash (excluding fees and expenses incurred in connection with the acquisition of $0.5 million). Additional purchase consideration of $6.5 million was paid in April 2000 based on Gregg's operating results for the calendar year ended December 31, 1999. The acquisition of Gregg was financed through borrowings under Neenah's Existing Credit Facility.

OVERVIEW OF THE DEBTORS' BUSINESS

    CASTINGS SEGMENT

    The Debtors are a leading producer of iron castings for use in heavy municipal and industrial applications. This segment sells directly to OEMs, as well as to industrial end users.

         (a) PRODUCTS, CUSTOMERS AND MARKETS

    The castings segment provides a variety of products to both the heavy municipal and industrial markets. Sales to the heavy municipal market are comprised of storm and sanitary sewer castings, manhole covers and frames and storm sewer frames and grates. Sales also include heavy airport castings, specialized trench drain castings, specialty flood control castings and ornamental tree grates. Customers for these products include state and local government entities, utility companies, precast concrete structure producers and contractors. Sales to the industrial market are comprised of differential carriers and casings, transmission, gear and axle housings, yokes, planting and harvesting equipment parts and compressor components. Customers for these products include medium and heavy-duty truck, farm equipment and HVAC manufacturers.

                  (i) HEAVY MUNICIPAL

    The Debtors' broad heavy municipal product line consists of two general categories of castings, "standard" and "specialty" castings. Standard castings principally consist of storm and sanitary sewer castings that are consistent with pre-existing dimension and strength specifications established by local authorities. Standard castings are generally higher volume items that are routinely used in new construction and infrastructure replacement. Specialty castings are generally lower volume products which include heavy-duty airport castings, trench drain castings, flood control castings, special manhole and inlet castings and ornamental tree grates. These specialty items are frequently selected and/or specified from the Debtors' municipal product catalog and tree grate catalog, which together encompass over 4,400 standard and specialty patterns. For many of these specialty products, the Debtors believe that they are the only manufacturer with existing patterns to produce such a particular casting, although a competing manufacturer could elect to make the investment in patterns or equipment necessary to produce a similar casting. The Debtors hold a number of patents and trademarks related to their heavy municipal product line.

    The Debtors sell their municipal castings to state and local government entities, utility companies, pre-cast concrete manhole structure producers and contractors for both new construction and infrastructure replacement. Their active municipal customers generally make purchase decisions based on a number of criteria, including acceptability of the product per local specification, quality, service, price and the customer's relationship with the foundry. Relative to customers in the industrial market, municipal market customers are less technically demanding and rely more on published product specifications to ensure product performance.

    During the 70 years that the Debtors have participated in the municipal market, they have emphasized sales and marketing and believe that they have built a strong reputation for customer service. The Debtors believe that they are one of the leaders in U.S. heavy municipal casting production and that they have strong name recognition. The Debtors have one of the largest sales and marketing force of any foundry serving the heavy municipal market. The Debtors' dedicated sales force works out of regional sales offices to market municipal castings to contractors and state and local governmental entities throughout the United States. The Debtors operate a number of regional distribution and sales centers throughout the United States. The Debtors believe that this regional approach enhances their knowledge of local specifications and their position in the heavy municipal market.

                  (ii) INDUSTRIAL

    The Debtors' industrial castings have increased in complexity since the early 1990's and are generally produced in higher numbers than municipal castings. Complexity in the industrial market is determined by the intricacy of a casting's shape, the thinness of its walls and the amount of processing by a customer required before a part is suitable for use. OEMs and their first tier suppliers have been demanding higher complexity parts principally to reduce labor costs in their own production processes by using fewer parts to manufacture the same finished product or assembly and by using parts that require less preparation before entering the production process.

    The Debtors primarily sell their industrial castings to a limited number of customers with whom they have established close working relationships. These customers base their purchasing decisions on, among other things, the Debtors' technical ability, price, service, quality assurance systems, facility capabilities and reputation. The Debtors' assistance in product engineering plays an important role in winning bids for industrial castings. For the average industrial casting, 12 to 18 months typically elapse between the design phase and full production. The average product life cycle of a typical industrial casting is approximately 8 to 10 years. Although the patterns for industrial castings are owned by the customer and not the foundry as is the case with the patterns for municipal castings, industrial patterns are not readily transferable to other foundries without, in most cases, significant additional investment. Foundries, including those of the Debtors, generally do not design industrial castings, a close working relationship between the foundry and the customer during a product launch is critical to reduce potential production problems and minimize the customer's risk of incurring lost sales or damage to its reputation due to a delayed launch. Involvement by a foundry early in the design process generally increases the likelihood that the customer will design a casting within the manufacturing capabilities of such foundry and also improves the likelihood that such foundry will be awarded the casting for full production.

    The Debtors estimate that they have historically retained approximately 90% of the castings that they have been awarded throughout the product life cycle, which is typical for the industry. The Debtors believe industrial customers will continue to seek out a foundry with a strong reputation for performance that is capable of providing a cost-effective combination of manufacturing technology and quality. The Debtors' strategy is to augment their relationships with existing customers by participating in the design and production of more complex industrial castings, while seeking out selected new customers who would value the Debtors' performance reputation, technical ability and high level of quality and service.

    The Debtors' employ a dedicated industrial casting sales force at all of the Debtors' subsidiary locations, with the exception of Deeter. The Debtors' sales force supports ongoing customer relationships, as well as working with customers' engineers and procurement representatives and the Debtors' engineers, manufacturing management and quality assurance representatives throughout all stages of the production process to ensure that the final product consistently meets or exceeds the specifications of their customers. This team approach, consisting of sales, marketing, manufacturing, engineering and quality assurance efforts is an integral part of the Debtors' marketing strategy.

         (b) MANUFACTURING PROCESS

    The Debtors' foundries manufacture gray and ductile iron and cast it into intricate shapes according to customer metallurgical and dimensional specifications. The Debtors continually invest in the improvement of process controls and product performance and believe that these investments and the Debtors' significant experience in the industry have made them one of the most efficient manufacturers of industrial and heavy municipal casting products.

    The casting process involves using metal, wood or urethane patterns to make an impression of a casting product in a mold made primarily of sand. Cores, also made primarily of sand, are used to make the internal cavities and openings in a casting product. Once the casting impression is made in the mold, the cores are set into the mold and the mold is closed. Molten metal is then poured into the mold, which fills the mold cavity and takes on the shape of the desired casting product. Once the iron has solidified and cooled, the mold is shaken from the casting and the sand is recycled. The selection of the appropriate casting method, pattern, core-making equipment and sand, and other raw materials depends on the final product and its complexity, specifications and function as well as the intended production volumes. Because the casting process involves many critical variables, such as choice of raw materials, design and production of tooling, iron chemistry and metallurgy and core and molding sand properties, it is important to monitor the process parameters closely to ensure dimensional precision and metallurgical consistency. The Debtors continually seek out ways to expand the capabilities of existing technology to improve their manufacturing processes.

    The Debtors also achieve productivity gains by improving upon the individual steps of the casting process such as reducing the amount of time required to make a pattern change or to produce a different casting product. Such time reductions enables the Debtors to produce castings in medium volume quantities on high volume, cost-effective equipment profitably. Additionally, the Debtors' extensive effort in real time process controls permits them to produce a consistent, dimensionally accurate casting product, which saves time and effort in the final processing stages of production. This dimensional accuracy contributes significantly to the Debtors' manufacturing efficiency.

    Continual testing and monitoring of the manufacturing process is important to maintain product quality. The Debtors, therefore, have adopted sophisticated quality assurance techniques and policies for their manufacturing operations. During and after the casting process, the Debtors perform numerous tests, including tensile, proof-load, radiography, ultrasonic, magnetic particle and chemical analysis. The Debtors utilize statistical process controls to measure and control significant process variables and casting dimensions. The Debtors document the results of this testing in metallurgical certifications that they include with nearly each shipment to their industrial customers. The Debtors strive to maintain systems that provide for continual improvement of operations and personnel, emphasize defect prevention and reduce variation and waste in all areas.

         (c) RAW MATERIALS

    The primary raw materials used to manufacture ductile and gray iron castings are steel scrap, pig iron, metallurgical coke and silica sand. While there are multiple suppliers for each of these commodities, the Debtors have generally elected to maintain single-source arrangements with their suppliers for each of these major raw materials except pig iron. Due to long standing relationships with each of their suppliers, the Debtors believe that they will continue to be able to secure raw materials at competitive prices.

    Although the prices of the raw materials used vary, fluctuations in the price of steel scrap are the most significant to the Debtors. The Debtors have arrangements with most of their industrial customers that enable them to adjust industrial casting prices to reflect scrap price fluctuations. In periods of rapidly rising or falling scrap prices, these adjustments will lag the current scrap price because they are generally based on average market prices for prior periods. Such prior periods vary by customer, but are generally no longer than six months. Castings are generally sold to the heavy municipal market on a bid basis and after a bid is won the price for the municipal casting generally cannot be adjusted for increases in the prices of raw materials. In most cases, however, the Debtors believe that they have compensated for rises in scrap prices in prior periods by implementing higher municipal casting unit prices in subsequent bids. Rapidly fluctuating scrap prices may, however, have an adverse or positive effect on the Debtors' business, financial condition and results of operations.

         (d) SEASONALITY

    The Debtors have historically experienced moderate cyclicality in the heavy municipal market as sales of municipal products are influenced by, among other things, public spending. There is generally not a backlog of business in the municipal market due to the nature of the market. In the industrial market, the Debtors experience cyclicality in sales resulting from fluctuations in their markets, including the medium and heavy-duty truck and the farm equipment markets, which are subject to general economic trends. The Debtors' current backlog of industrial market business is smaller than it would be in a stronger, more typical market.

    The Debtors experience seasonality in their municipal business where sales tend to be higher during the construction season, which occurs during the warmer months, generally the third and fourth quarters of the Debtors' fiscal year. The Debtors maintain level production throughout the year in anticipation of such seasonality and therefore do not experience production volume fluctuations. The Debtors build inventory in anticipation of the construction season with such inventories reaching a peak near the end of its second quarter in March. This inventory build-up has a negative impact on working capital and increases the Debtors' liquidity needs during the second quarter. The Debtors have not historically experienced significant seasonality in industrial casting sales.

         (e) COMPETITION

    The markets for the Debtors' products are highly competitive. Competition is based mainly on price, but also on quality of product, range of capability, level of service and reliability of delivery. The Debtors compete with numerous independent and captive foundries, as well as with a number of foreign iron foundries. The Debtors also compete with several large domestic manufacturers whose products are made with materials other than ductile and gray iron, such as steel or aluminum. Industry consolidation over the past 20 years has resulted in a significant reduction in the number of foundries and a rise in the share of production by larger foundries, some of which have significantly greater financial resources than do the Debtors. Competition from foreign foundries has had a strong presence in the heavy municipal market and continues to be a factor, primarily in the western and eastern United States, due in part to costs associated with transportation.

    FORGINGS SEGMENT

    The Debtors' forgings segment, operated by Mercer, is a leading producer of complex-shaped forged components for use in transportation, railroad, mining and heavy industrial applications. Mercer is also a leading producer of microalloy forgings. Mercer sells directly to OEMs, as well as to industrial end users. Mercer's subsidiary, A&M, machines forgings and castings for Mercer and other industrial applications.

    Until the mid-1980's, Mercer produced military tank parts, but successfully converted from a defense contractor to a commercial manufacturer and today is one of the leading suppliers to the heavy duty truck sector. Mercer produces approximately 500 individually forged components and has developed specialized expertise in forgings of microalloy steel.

         (a) PRODUCTS, CUSTOMERS AND MARKETS

    Mercer manufactures its products to customer specification with typical production runs of 1,000 or more units. Mercer currently operates mechanical press lines, from 1,300 tons to 4,000 tons. Key markets for Mercer include truck and automotive parts, railroad equipment and general industrial machinery.

    Mercer's in-house sales organization sells directly to end users and OEMs. A key element of Mercer's sales strategy is its ability to develop strong customer relationships through responsive engineering capability, dependable quality and just-in-time performance.

    Demand for forged products for civilian application closely follows the general business cycles of the various market segments and the demand level for capital goods. While there is a more consistent base level of demand for the replacement parts portion of the business, the strongest expansions in the forging industry coincide with the periods of industrial segment economic growth. Mercer's largest industry segment, the heavy truck segment, is extremely weak due to overbuilds and energy costs. Mercer's other market segments are also showing weakness following general economic slowdowns in those industrial areas. Management attributes this to normal industrial cycles in these markets and adjustments to overbuilds in inventory levels as well as high energy costs.

         (b) MANUFACTURING PROCESS

    Forgings and castings (together with a third process, fabrication) are the principal commercial metal working processes. In forging, metal is pressed, pounded or squeezed under great pressure, with or without the use of heat, into parts that retain the metal's original grain flow, imparting high strength, ductility and resistance properties.

    Forging itself usually entails one of four principal processes: impression die; open die; cold; and seamless rolled ring forging. Impression die forging, commonly referred to as "closed die" forging, is the principal process employed by Mercer, and involves bringing two or more dies containing "impressions" of the part shape together under extreme pressure, causing the forging stock to undergo plastic reformation. Because the metal flow is restricted by die containers, this process can yield more complex shapes and closer tolerances than the "open die" forging process. Impression die forging is used to produce products such as military and off-highway track and drive train parts; automotive and truck drive train and suspension parts; railroad engine, coupling and suspension parts; military ordinance parts and other items where close tolerances are required.

    Once a rough forging is produced, regardless of the forging process, it must generally still be machined. This process, known as "finishing" or "conversion," smoothes the component's exterior and mating surfaces and adds any required specification, such as groves, threads, bolt holes and brand name markings. The finishing process can contribute significantly to the value of the end product, in particular in certain custom situations where high value specialized machining is required. Machining can be performed either in-house by the forger, by a machine shop which performs this process exclusively or by the end-user.

    An internal staff of engineers designs products to meet customer specifications incorporating computer assisted design work stations for tooling design. Because its forged products are inherently less expensive and stronger, Mercer has been successful in replacing certain cast parts previously supplied by third party foundries. Management believes that Mercer is an industry leader in forging techniques using microalloy steel which produces parts which are lighter and stronger than those forged from conventional carbon steel.

         (c) RAW MATERIALS

    The principal raw materials used in Mercer's products are carbon and microalloy steel. Mercer purchases substantially all of its carbon steel from four principal sources. While Mercer has never suffered an interruption of materials supply, management believes that, in the event of any disruption from any individual source, adequate alternative sources of supply are available within the immediate vicinity.

         (d) SEASONALITY

    Mercer has experienced moderate cyclicality in sales resulting from fluctuations in the medium and heavy-duty truck market and the heavy industrial market, which are subject to general economic trends. Mercer's current backlog of industrial market business is smaller than there would be in a stronger, more typical market.

         (e) COMPETITION

    Mercer competes primarily in a highly fragmented industry which includes several dozen other press forgers and hammer forge shops. Hammer shops cannot typically match press forgers for high volume, single component manufacturing or close tolerance production. Competition in the forging industry has also historically been determined both by product and geography, with a large number of relatively small forgers across the country carving out their own product and customer niches. In addition, most end users manufacture some forgings themselves, often maintaining a critical minimum level of production in-house and contracting out the balance. The primary basis of competition in the forging industry is price, but engineering, quality and dependability are also important, particularly with respect to building and maintaining customer relationships. Some of Mercer's competitors have significantly greater resources than Mercer. There can be no assurance that Mercer will be able to maintain or improve its competitive position in the markets in which it competes.

    EMPLOYEES

    As of March 31, 2003 the Debtors had approximately 2,800 full time employees, of whom 2,300 were hourly employees and 500 were salaried employees. Nearly all of the hourly employees at Neenah, Dalton, Advanced Cast Products and Mercer are members of either the United Steelworkers of America or the Glass, Molders, Pottery, Plastics and Allied Workers International Union. The Debtors negotiate a collective bargaining agreement with these employees every three to five years. The current agreements expire as follows: Neenah, December 2006; Dalton-Warsaw, April 2005; Dalton-Kendallville, June 2004; Advanced Cast Products-Meadville, October 2004; and Mercer, June 2004. All employees at Deeter and Gregg are non-union. The Debtors believe that they have a good relationship with their employees.

    ENVIRONMENTAL AND OTHER REGULATORY MATTERS

    The Debtors' facilities are subject to federal, state and local laws and regulations relating to the protection of the environment and worker health and safety, including those relating to discharges to air, water and land, the handling and disposal of solid and hazardous waste and the cleanup of properties affected by hazardous substances. Such laws include the Federal Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, and the Occupational Health and Safety Act. The Debtors believe that each of their operations are currently in substantial compliance with applicable environmental laws, and that they have no liabilities arising under such environmental laws that would have a material adverse effect on their operations, financial condition or competitive position. Some risk of environmental liability and other cost, however, is inherent in each of the Debtors' businesses. Any of the Debtors' businesses might in the future incur significant costs to meet current or more stringent compliance, cleanup or other obligations pursuant to environmental requirements. Such costs may include expenditures related to remediation of historical releases of hazardous substances or clean-up of physical structures prior to decommissioning.

    Under the Federal Clean Air Act Amendments of 1990, the EPA is directed to establish MACT standards for certain industrial operations that are major sources of hazardous air pollutants. The iron foundry industry is not expected to be required to implement the MACT emission limits, control technologies or work practices until the year 2004 at the earliest. Although the Debtors are not yet able to accurately estimate the costs to comply with the MACT standard until it is finalized, implementation may require that certain of the Debtors' facilities incur significant costs for air emission control equipment, air emission monitoring equipment or process modifications.

    PROPERTIES

    The Debtors maintain the following manufacturing, machining and office facilities. The Debtors own all of the facilities except Mercer's machining facility, which is leased.

          ENTITY                            LOCATION                         PURPOSE
-------------------------           ---------------------         -----------------------------------
Neenah                              Neenah, WI                    Two manufacturing facilities
                                                                  Office facility

Dalton                              Warsaw, IN                    Manufacturing and office facilities
                                    Kendallville, IN              Manufacturing facility
                                    Stryker, OH                   Machining facility

Advanced Cast Products              Meadville, PA                 Manufacturing and office facility

Mercer                              Mercer, PA                    Manufacturing and office facility
                                    Sharon, PA                    Machining facility

Deeter                              Lincoln, NE                   Manufacturing and office facility

Gregg                               El Monte, CA                  Manufacturing and office facility

    In addition to the facilities above, the Debtors operate thirteen distribution and sales centers. The Debtors own seven of those properties and lease six of them. The principal equipment at the facilities consists of molding machines, presses, machining equipment, welding, grinding and painting equipment. The Debtors regard their plant and equipment as well maintained and adequate for their needs.

    MANAGEMENT

    The following sets forth certain information with respect to the persons who are corporate officers and members of the Debtors' board of directors.

         NAME             AGE                                     POSITION
--------------------      ---   --------------------------------------------------------------------------
William M. Barrett        56    Chief Executive Officer, President and member of the board of directors of all Debtors.

Gary W. LaChey            57    Corporate Vice President - Finance, Treasurer, Secretary and member of the board of directors of all Debtors.

Robert Kosian             53    Member of the board of directors of all Debtors.

Michael J. Farrell        53    Member of the board of directors of all Debtors.

    Mr. Barrett has served as Chief Executive Officer and President of the Debtors since May 1, 2000. Mr. Barrett joined Neenah in 1992 serving as General Sales Manager - Industrial Castings until May 1, 1997. Mr. Barrett was Vice President and General Manager of Neenah from May 1, 1997 to September 30, 1998 and President of Neenah from October 1, 1998 to April 30, 2000. From 1985 to 1992, Mr. Barrett was the Vice President - Sales for Harvard Industries Cast Products Group. Mr. Barrett has also been a member of the board of directors of all of the Debtors since May 2000.

    Mr. LaChey has served as the Debtors' Corporate Vice President - Finance, Treasurer and Secretary since June 1, 2000. Mr. LaChey was appointed a member of the board of directors of all of the Debtors in January 2003. Mr. LaChey joined Neenah in 1971 and has served in a variety of positions of increasing responsibility in the finance department.

    Mr. Kosian has served as a member of the board of directors of all of the Debtors since January 2003. Mr. Kosian is Chairman and Chief Executive Officer of High Voltage Holdings LLC, a boutique merchant bank he formed in 1998. Between 1999 and 2002, Mr. Kosian served as Director of Corporate Development for Head NV. Prior to that, Mr. Kosian was a corporate financial professional at Citigroup and its predecessors, most recently as a Director of Citicorp Securities.

    Mr. Farrell has served as a member of the board of directors of all of the Debtors since February 2003. Mr. Farrell is currently the President of Farrell & Co., a merchant banking firm specializing in heavy manufacturing companies, and Chief Executive Officer of Standard Steel, LLC. In July 2001, Mr. Farrell was appointed as the Chief Executive Officer of Freedom Forge Corporation concurrent with its filing for protection under Chapter 11 of the Bankruptcy Code. In July 2002, an affiliate of Farrell & Co. and an affiliate of CVC purchased substantially all of the operating assets of Freedom Forge Corporation through Standard Steel, LLC. Mr. Farrell has also served in executive capacities for MK Rail Corporation, Motor Coils Manufacturing Co. and Season-ALL Industries. Mr. Farrell currently also serves as a director of C-Cor.net Corp. and Federated Investors, Inc. Mr. Farrell is a certified public accountant.

EXISTING CAPITAL STRUCTURE

    EQUITY OWNERSHIP

    ACP owns 100% of the stock of NFC. NFC in turn owns 100% of the stock of Neenah. Neenah in turn owns 100% of the stock of: (a) the inactive subsidiary Cast Alloys; (b) Neenah Transport, Inc.; (c) Advanced Cast Products; (d) Gregg;
(e) Mercer; (f) Deeter; and (g) Dalton. Cast Alloys owns 100% of the common stock of the inactive foreign subsidiary International Golf, S.A. de C.V. Advanced Cast Products owns 100% of the common stock of the inactive subsidiaries Belcher Corporation and Peerless Corporation. Mercer owns 100% of the common stock of A&M. Dalton owns 100% of the common stock of: (a) Dalton Corporation, Warsaw Manufacturing Facility; (b) the inactive subsidiary Dalton Corporation, Ashland Manufacturing Facility; (c) Dalton Corporation, Kendallville Manufacturing Facility; and (d) Dalton Corporation, Stryker Machining Facility.

    The equity of ACP consists of (a) two classes of common stock, par value $.01 per share, (i) Class A Common Stock and (ii) Class B Common Stock and (b) four classes of preferred stock, par value $.01 per share (i) Series A Preferred Stock, with a dividend rate of 12.00% per annum, (ii) Series B Preferred Stock, with a dividend rate of 8.72% per annum, (iii) Series C Preferred Stock, with a dividend rate of 15.28% per annum and (iv) Series D Preferred Stock, with a dividend rate of 12.00% per annum.

    DEBT

         (a) EXISTING CREDIT FACILITY

    In connection with the April 1997 Agreement and Plan of Reorganization Neenah entered into the Existing Credit Agreement providing for the Existing Credit Facility which at that time consisted of term loans of $45.0 million and a revolving credit facility of up to $30.0 million. The Existing Credit Facility is guaranteed by NFC and the Subsidiary Guarantors. On September 12, 1997, Neenah amended the revolving credit facility to increase available borrowings from $30.0 million to $50.0 million and eliminate all borrowing base limitations. On April 3, 1998, in connection with the acquisition of Mercer, the Existing Credit Agreement was amended to provide availability of $75.0 million of term loans to Neenah (consisting of $20.0 million of Tranche A loans and $55.0 million of Tranche B loans) in addition to Neenah's existing $50.0 million revolving credit facility. On September 8, 1998, in connection with the acquisition of Dalton and the contribution of the capital stock of Advanced Cast Products, the Existing Credit Agreement was amended and restated to provide for additional Tranche B Loans in an aggregate principal amount of $70.0 million and an acquisition loan facility in aggregate principal amount outstanding at any one time not to exceed $50.0 million.

    As a result of an anticipated covenant default on March 31, 2001, Neenah reached agreement on the terms of the Second Amendment to the Credit Agreement on March 23, 2001 under which the Senior Secured Lenders: (i) raised the total debt to EBITDA and lowered the EBITDA to total interest expense ratio requirements in the financial covenants; (ii) added a new financial covenant restricting the amount of total senior debt allowed as a multiple of total EBITDA; (iii) increased interest rates; (iv) prohibited acquisitions until December 31, 2001; and (v) placed limitations on capital expenditures.

    After the events of September 11th delayed a general expected economic recovery and significant downturns in several of the Debtors' markets, the heavy duty truck and HVAC markets in particular, and as a result of subsequent covenant defaults, the Existing Credit Agreement was further amended under the Third Amendment to the Credit Agreement effective December 31, 2001 under which the Senior Secured Lenders: (i) waived compliance under each of the then existing financial covenants until December 31, 2003; (ii) replaced the net worth covenant with a minimum EBITDA covenant; (iii) added a new covenant that set minimum liquidity levels as of the date of each interest payment on the Existing Subordinated Notes of $1.5 million on November 1, 2002, $4 million on May 1,

2003 and $6.5 million on November 1, 2003; (iv) allowed Neenah to liquidate Cast Alloys; (v) reduced revolver availability to the then outstanding level of $28.5 million, excluding $1.1 million in outstanding letters of credit, and extended the maturity of the revolving loans from April 30, 2002 to September 30, 2003;
(vi) required the use of a cash lock box system for all cash holdings over $200,000; (vii) required that Neenah hire a financial advisor to work with management and provide an independent report to the lenders under the Existing Credit Facility; and (viii) further raised interest rates. Although the third amendment reduced revolver availability, as a condition to the Third Amendment to the Credit Agreement and in order to increase liquidity, Neenah incurred additional senior secured debt in the form of the PIK Note issued to CVC.

    As of March 31, 2003 there was approximately $150 million outstanding under the Existing Credit Facility consisting of: (i) $28.5 million under the revolving credit facility, excluding an additional $1.1 million of outstanding letters of credit; (ii) $7.2 million under the acquisition loan facility maturing in September 2004; (iii) $1.6 million under the Tranche A term loan maturing in September 2003; (iv) $47.1 million under the Tranche B term loan maturing in September 2005; and (v) $65.7 million under the Tranche B2 term loan maturing in September 2005.

    Neenah is currently in default under the Existing Credit Agreement because it failed to satisfy the minimum EBITDA covenant of $65 million for the twelve months ended March 31, 2003. Neenah, therefore, was prohibited from making the May 1, 2003 regularly scheduled interest payments on the Existing Subordinated Notes. Even if Neenah were not in default under the EBITDA covenant of the Existing Credit Facility, Neenah had insufficient liquidity to make the interest payment on the Existing Subordinated Notes without being in default of the covenant in the Existing Credit Facility that requires Neenah to have $4 million in excess liquidity after giving effect to the interest payment on the Existing Subordinated Notes. Following the occurrence of the event of default under the Existing Credit Facility, the Debtors requested a waiver of covenant compliance and obtained from the lenders under the Existing Credit Facility the Forbearance Agreement, which has subsequently been amended, to provide that the lenders under the Existing Credit Facility will not exercise their remedies as a result of the existing events of default prior to July 31, 2003 so long as no payments are made on the Existing Subordinated Notes and no other events of default occur.

         (b) PIK NOTE

    As a condition to the Third Amendment to the Credit Agreement, and in order to create additional liquidity, Neenah issued the $9.9 million PIK Note to CVC. The PIK Note is guaranteed by NFC and the Subsidiary Guarantors and is secured by a second lien on all of the assets of NFC, Neenah and the Subsidiary Guarantors. The PIK Note is pari passu in right of payment with the Existing Credit Facility, but its lien is subordinated to the Senior Secured Lenders' lien pursuant to the Intercreditor Agreement dated as of April 29, 2002 by and among Neenah, NFC, the Subsidiary Guarantors, JP Morgan Chase Bank and CVC. Interest on the PIK Note accrues at 14%, with principal, interest and a $99,000 financing fee (which also accrues interest) due on December 31, 2005.

         (c) EXISTING SUBORDINATED NOTES

    There are three tranches of unsecured 11-1/8% Existing Subordinated Notes outstanding and issued by Neenah: (i) $150 million in Series B ($800,000 of which is still held as Series A since it was never exchanged for Series B );
(ii) $45 million in Series D; and (iii) $87 million in Series F. Interest is payable on the first day of May and November, and the notes mature on May 1, 2007. The Subsidiary Guarantors are guarantors of the notes. The Existing Subordinated Notes are subordinate to the Existing Credit Facility and the PIK Notes, senior to all other subordinated indebtedness and pari passu with any other unsecured senior subordinated indebtedness issued by Neenah. The current credit ratings for the Existing Subordinated Notes are C (Moody's) and D (Standard & Poor's).

    Neenah has not made the $15.7 million interest payment on the Existing Subordinated Notes that was scheduled for May 1, 2003 because it was not in compliance with the March 31, 2003 EBITDA Covenant. In addition, Neenah did not have sufficient liquidity to make the interest payment and maintain the liquidity covenants under the Existing Credit Agreement. Furthermore, Neenah was prohibited from making the interest payment pursuant to the terms of the Forbearance Agreement.

         (d) NFC NOTE

    In September 1998, in connection with the contribution of the common stock of Advanced Cast Products to Neenah by ACP, NFC issued a $4.3 million 12% senior subordinated note due 2005 in replacement of the original note with the same terms that had been issued by ACP. Interest is payable quarterly in arrears on the last day of

March, June, September and December. The principal is due on October 15, 2005. There are no financial covenants. The NFC Note is structurally subordinated to the Existing Subordinated Notes and contractually subordinated to the Existing Credit Facility and the PIK Note. The Note is held by CVC.

         (e) ACP NOTES

    In 1995 in connection with a recapitalization of ACP in which certain of its existing equity holders other than CVC sold their interests, ACP issued a $2.5 million 12% senior subordinated note due 2003. Interest is payable quarterly in arrears on the last day of March, June, September and December. Principal is due on September 30, 2003. There are no financial covenants. The ACP Notes are structurally subordinated to the Existing Subordinated Notes and contractually subordinated to the Existing Credit Facility and the PIK Note. The ACP Notes are held by CVC. This Note was held by ACP Products, L.L.C. until its liquidation, when it was distributed to certain holders of units of ACP Products, L.L.C.

EVENTS LEADING TO THE CHAPTER 11 CASES

    OPERATING ENVIRONMENT

    Beginning in 2000, several trends converged to create an extremely difficult operating environment for Neenah. First, there were dramatic cyclical declines in some of Neenah's most important markets - including trucks, railroad, construction and agriculture equipment. Second, there was a major inventory adjustment by manufacturers in the residential segment of the HVAC equipment industry, resulting in fewer orders for Dalton's HVAC castings. Third, domestic foundries have been suffering from excess capacity, significantly increased foreign competition, continued price reduction pressure from customers and other competitors, and increased costs associated with heightened safety and environmental regulations. These factors have caused over 75 foundries to cease operations or file for bankruptcy protection in 2001 and 2002.

    OPERATIONAL RESPONSE

    The former CEO of NFC, James Hildebrand, was replaced by William Barrett in May 2000, and new senior management took aggressive steps to offset the impact of the decline in sales and earnings and improve cash flow in the difficult market environment: Hartley Controls was sold in September 2000 for $5.0 million in total proceeds; excess assets were sold for $5.3 million in third and fourth quarter 2001; the operations of Cast Alloys, Inc. were discontinued in December 2001; the assets of Advanced Cast Product's subsidiary Peerless Corporation were sold for $0.3 million in August 2002; and the assets of Advanced Cast Product's subsidiary Belcher Corporation were sold in December 2002.

    In addition, management has also implemented a significant reduction in the number of salaried employees and hourly employees, a significant reduction in capital expenditures, and selected price increases.

    RATING AGENCY RESPONSE

    The credit rating agencies began to take action with respect to Neenah in February 2000:

         - February 1, 2000 - Moody's lowered its rating on the Existing Credit Facility from B to B1, citing, among other things, high leverage, thin interest coverage, integration concerns and a difficult operating environment for some of Neenah's Subsidiaries.

         - February 1, 2001 - Standard & Poor's downgraded ratings on the Existing Credit Facility from BB- to B and on the Existing Subordinated Notes from B- to CCC+. The downgrade reflected limited near-term liquidity concerns, lower than expected cash flow generation and the expectation of meaningful declines in demand from important end markets.

         - February 11, 2002 - Moody's lowered its ratings on the Existing Credit Facility from B1 to Caa1 and on the Existing Subordinated Notes from B3 to Caa3 in response to economic conditions in most of Neenah's primary end markets, rising leverage and near-term liquidity pressures.

         - June 20, 2002 - Standard & Poor's downgraded its rating on the Existing Credit Facility from B to B- and the Existing Subordinated Notes from CCC+ to CCC.

         - March 5, 2003 - Standard & Poor's placed the ratings for Neenah on Credit Watch - Negative.

         - May 5, 2003 - subsequent to circulation of the Offering Memorandum, Standard & Poor's lowered its credit rating on Neenah from B- to D and removed the company from Credit Watch. At the same time, the rating on the Existing Credit Facility was lowered from B- to D and the Existing Subordinated Notes from CCC to D.

         - May 9, 2003 - subsequent to circulation of the Offering Memorandum, Moody's downgraded its rating on the Existing Credit Facility from Caa1 to Caa3 and the Existing Subordinated Notes from Caa3 to C.

    TRADING IN THE EXISTING NOTES

    Neenah's Existing Subordinated Notes are highly illiquid and trade infrequently. According to data obtained from Telerate, the price of the notes fell from a trailing 12 month high of $57.50 in June 2002 to a trailing 12 month low of $30.00 in late December 2002. The trailing six month average price as of June 23, 2003 was approximately $38.60.

    CURRENT LIQUIDITY POSITION

    The Debtors have a highly leveraged capital structure with significant ongoing cash interest payments and near term increasing required amortization payments. The Debtors need sufficient funds available in order to: (a) invest in maintenance capital expenditures that have been deferred for the last three years in order to preserve cash; (b) make selective new capital investments in equipment that will improve productivity; (c) maintain employee pension plan compliance with regulatory requirements; (d) prepare for compliance with MACT; and (e) build working capital levels as the economy improves and business recovers.

    As of May 1, 2003, Neenah was not in compliance with the March 31, 2003 EBITDA covenant. In addition, Neenah did not have sufficient liquidity to make the $15.7 million interest payment on the Existing Subordinated Notes and maintain the liquidity covenants under the Existing Credit Agreement. Furthermore, Neenah was prohibited from making the interest payment pursuant to the terms of the Forbearance Agreement.

    Significant upcoming payments due include (a) the maturity on September 30, 2003 revolver facility principal amount of $28.5 million, and in addition $1.1 million in outstanding letters of credit under the Existing Credit Facility and
(b) amortization payments of approximately $15 million per quarter on Term B and Term B2 loans beginning December 2003 and continuing until maturity in 2005.

    FINANCIAL ADVISORS

    Neenah hired Marotta Gund Budd & Dzera, LLC in October 2002 to assist Neenah in complying with its obligation under the Existing Credit Facility and to review operations and develop a long-term business plan.

    In January 2003, the Debtors hired Houlihan Lokey to assist in the formulation and evaluation of various options for a restructuring, reorganization, or other strategic alternatives. The Debtors' boards of directors considered a broad range of out-of-court and in-court strategic alternatives potentially available to the Debtors. As part of this analysis, the boards of directors evaluated certain strategic alternatives, some of which are outlined below:

         (a) STRATEGIC ALTERNATIVES IN THE ABSENCE OF NEW DEBT OR EQUITY CAPITAL

              (i)    Maintain the status quo;

              (ii)   Sell certain assets to pay down debt;

              (iii)  Sell substantially all assets or merge;

              (iv) Amend and extend the Existing Credit Facility and the agreement governing the PIK Note and exchange a portion of the Existing Subordinated Notes for second lien debt at a discount;

              (v) Amend and extend Existing Credit Facility and PIK Note agreement and complete equitization of Existing Subordinated Notes; or

              (vi)   Liquidation.

         (b) STRATEGIC ALTERNATIVES ASSUMING THE AVAILABILITY OF NEW DEBT OR EQUITY CAPITAL

              (i)    Maintain the status quo;

              (ii) Refinance the Existing Credit Facility and the PIK Note and exchange a portion of the Existing Subordinated Notes for second lien debt at a discount;

              (iii) Refinance Existing Credit Facility and the PIK Note and tender for the Existing Subordinated Notes at a discount;

              (iv) Refinance the Existing Credit Facility and the PIK Note and exchange Existing Subordinated Notes for new subordinated notes and equity;

              (v) Refinance the Existing Credit Facility and the PIK Note and complete equitization of the Existing Subordinated Notes;

              (vi) Refinance the Existing Credit Facility and the PIK Note and complete tender and exchange offers for the Existing Subordinated Notes - new money from third party; or

              (vii) Refinance the Existing Credit Facility and the PIK Note and complete tender and exchange offers for the Existing Subordinated Notes - new money from the existing equity sponsor.

    In determining the appropriate course of action for the Debtors, the Debtors' boards of directors considered a number of factors, including, but not limited to the following; (a) current capital market conditions; (b) industry conditions; (c) the financial condition of the Debtors; (d) the terms and conditions of the Debtors' Existing Credit Facility, PIK Note, and Existing Subordinated Notes Indentures; and (e) the Debtors' future business prospects. The Debtors' strategic review and subsequent negotiations with potential senior financing sources culminated in the exchange offer, solicitation of releases, consent solicitation and solicitation of the prepackaged joint plan of reorganization described in the Offering Memorandum, dated as of May 1, 2003. The Offering Memorandum commenced both an exchange offer for the Existing Subordinated Notes and the pre-petition solicitation of acceptances of the plan of reorganization in accordance with section 1126(b) of the Bankruptcy Code. The exchange offer, which was to be completed outside of Court, did not result in the requisite percentage of Existing Subordinated Notes tendered and both the exchange offer and the solicitation of acceptances for the May 1, 2003 plan of reorganization were allowed to expire.

    DISCUSSIONS WITH DEBT CONSTITUENCIES AND NEW FINANCING SOURCES

    The Debtors have been in discussions with the lenders under the Existing Credit Facility in order to obtain further amendments of the Existing Credit Agreement, including an extension of debt maturities. Although the Debtors have not received a commitment from the lenders under the Existing Credit Facility to amend and extend the Existing Credit Facility, the Forbearance Agreement outlines the terms of such an agreement. This financing option will only be considered in the event that the Debtors are forced to pursue an alternative Plan of Reorganization due to, among other things, (a) the Plan is not Confirmed or (b) Neenah is unable to negotiate and close a New Credit Facility and complete the sale of all of the Second Secured Notes on terms favorable to the Debtors under the Plan described herein.

    Shortly after the Offering Memorandum was circulated, Neenah entered into confidentiality agreements with Holders of a majority of the Existing Subordinated Notes who had formed an unofficial committee that has worked with the Debtors to develop and finance the Plan. The Plan described herein is the result of detailed negotiations with the Holders of Existing Subordinated Notes represented on the unofficial committee and is supported by that committee.

    The Debtors have obtained from Fleet Capital Corporation and Fleet Securities, Inc. a commitment letter dated June 1, 2003 committing to provide the New Credit Facility substantially on the terms outlined in the New Credit Facility Commitment Letter, as described in further detail in the section of this Disclosure Statement titled "Means for Implementation of the Plan - New Credit Facility."

    The Debtors have also obtained Standby Commitment Agreements from the Standby Purchasers whereby the Standby Purchasers have collectively agreed to provide the Debtors with up to $110 million of financing for the Plan. Subject to the terms and conditions thereof, the Standby Commitment Agreements require the Standby Purchasers to purchase, directly or indirectly, at the Subscription Price, of at least the number of Units purchasable upon exercise of their Rights, as well as any and all unsubscribed Units not purchased by other Holders of Existing Subordinated Notes pursuant to the Rights Offering. In connection with that commitment, the Standby Purchasers have been paid 20% of a total commitment fee of $5.5 million, with the remaining 80% to be paid upon approval of the terms of the Standby Commitment Agreements by the Bankruptcy Court. The Debtors have also obtained the agreement of the Holders of the PIK Note to exchange the PIK Note for Second Secured Notes pursuant to the Plan. In connection with that agreement, the PIK Note Holders have been paid 20% of a total commitment fee of $250,000, with the remaining 80% to be paid upon approval of the terms of the Standby Commitment Agreements by the Bankruptcy Court.

    The Debtors' boards of directors have approved the Disclosure Statement and the Plan for the purposes of soliciting acceptances for the Plan. As of the date of this Disclosure Statement, the Debtors' boards of directors have taken no action authorizing the commencement of any Chapter 11 Cases.

    ESTIMATED FEES AND EXPENSES

    The Debtors estimate that total fees and expenses that may be incurred on behalf of themselves and their creditors in connection with the Plan, including the costs of professionals and the cost of raising the New Credit Facility and the Second Secured Notes, will be up to approximately $19.3 million, consisting of the following:

         - An estimate of approximately $8.2 million in fees and expenses for, among other things, the Debtors' financial advisors, operational consultants, accountants and corporate, tax and bankruptcy legal advisors;

         - An estimate of approximately $2.2 million in forbearance and other related fees, and expenses for legal advisors of the Debtors' creditors, including the Existing Senior Lenders and the Noteholders;

         - An estimate of up to $3.1 million in fees and expenses for, among other things, appraisal services and legal counsel incurred to secure a new $95.0 million senior credit facility; and

         - A commitment fee of $5.75 million paid to the Standby Purchasers and the Holders of the PIK Note, for their commitments under the Standby Commitment Agreements.

    These amounts are the Debtors' best estimates of the total fees and expenses of a transaction, assuming a prepackaged plan of reorganization with no unanticipated litigation. Actual amounts will depend on a number of factors, including but not limited to the following: (a) the length of any potential bankruptcy and unanticipated litigation; and (b) the final terms and fees related to the Debtors' new financing.

    PRO FORMA CAPITALIZATION AND SOURCES AND USES

    The following table provides a summary of the pro forma book capitalization of the Debtors as of an assumed September 30, 2003 Effective Date.

                            PRO FORMA CAPITALIZATION
                                 ($ in millions)

                                                                          PRO FORMA
                                                                      ------------------
                                                                      SEPTEMBER 30, 2003
                                                                      -------------------
                                                                         (UNAUDITED)
New Revolving Credit Facility                                                $  29.3
New Term Loan(1)                                                                22.0
                                                                             -------
   Total Revolving and Term Loans                                            $  51.3
Second Secured Notes(2)                                                        122.0
New Subordinated Notes                                                         100.0
Other Debt (including Capital Lease Obligations)(3)                              4.7
                                                                             -------
   Total Debt                                                                $ 278.0
Total Stockholders Equity / (Deficit)(4)                                     $   0.8
                                                                             -------
TOTAL CAPITALIZATION                                                         $ 278.8

----------------
    (1) Subject to change as a result of borrowing base calculations.

    (2) Represents the carrying value on the Debtor's September 30, 2003 pro forma balance sheet and is net of the original issue discount of approximately $11.1 million which will accrete over the 7-year term of the Second Secured Notes.

    (3) Other Debt includes approximately $4.7 million in capital lease obligations, which are reflected in Current Portion of Capital Lease Obligations and Capital Lease Obligations in the Debtors' Consolidated Financial Statements and $0.02 million in Other Debt that is in the Current Portion of Long-Term Debt on the Debtors' Consolidated Financial Statements.

    (4) Represents pro forma equity value based on the face value of the pro forma funded debt on the Effective Date.

    The following table provides a summary of the projected sources and uses of funds in the restructuring pursuant to the Plan assuming a September 30, 2003 Effective Date.

                          SUMMARY OF RESTRUCTURING PLAN
                       PROJECTED SOURCES AND USES OF FUNDS
                                 ($ in millions)

                                                       ASSUMED
                                                   EFFECTIVE DATE
                                                   --------------
                                                       9/30/03
                                                   --------------
SOURCES OF FUNDS
----------------
Cash(1)                                               $ 27.22
New Revolver                                            29.34
New Term Loan(2)                                        22.00
Second Secured Notes(3)                                110.00
                                                      -------
         TOTAL                                        $188.56

USES OF FUNDS
-------------
Existing Credit Facility(4)                           $147.13
Cash Payment to Existing Subordinated Notes             30.00
Deferred Financing Fee on PIK Note(5)                    0.05
New Debt Financing Fees(6)                               6.63
Post-Petition Restructuring Fees                         4.30
Management Emergence Bonus                               0.45
                                                      -------
         TOTAL                                        $188.56

----------------
    (1) Net of approximately $7.2 million in total pre-petition professional and transaction fees.

    (2) Appraisals of the Debtors' machinery, equipment and real estate are currently being updated. Depending on the outcome of these appraisals, the New Term Loan amount may be higher or lower than $22.0 million.

    (3) Excludes accreted value of PIK Note that is assumed to be exchanged for Second Secured Notes under the Plan (i.e., not a source or use of Cash).

    (4) Includes approximately $0.5 million in accrued deferred interest. Includes Scheduled amortization between the date of this Disclosure Statement and the assumed Effective Date.

    (5) Net of a $75,000 negotiated reduction in fee.

    (6) Includes $2.0 million in fees related to the Senior Credit Facility, $4.6 million in fees to the Standby Purchasers and the Holders of the PIK Note for the commitments under the Standby Commitment Agreements.

                      DESCRIPTION OF PLAN OF REORGANIZATION

SUMMARY OF THE PLAN OF REORGANIZATION

    OVERVIEW OF CHAPTER 11

    Chapter 11 of the Bankruptcy Code is the principal business reorganization chapter of the Bankruptcy Code. Under Chapter 11 of the Bankruptcy Code, a debtor is authorized to reorganize its business for the benefit of itself, its creditors and its interest holders. Another goal of Chapter 11 of the Bankruptcy Code is to promote equality of treatment for similarly situated creditors and similarly situated interest holders with respect to the distribution of a debtor's assets. The commencement of a Chapter 11 case creates an estate that is comprised of all of the legal and equitable interests of the debtor as of the commencement date. The Bankruptcy Code provides that the debtor may continue to operate its business and remain in possession of its property as a "debtor-in-possession."

    The consummation of a plan of reorganization is the principal objective of a Chapter 11 case. A plan of reorganization sets forth the means for satisfying claims against and interests in a debtor. Confirmation of a plan of reorganization by the Bankruptcy Court makes the plan binding upon the debtor, any issuer of securities under the plan, any person or entity acquiring property under the plan and any creditor of or equity security holder in the debtor, whether or not such creditor or equity security holder (a) is impaired under or has accepted the plan or (b) receives or retains any property under the plan. Subject to certain limited exceptions and other than as provided in the plan itself or the confirmation order, the confirmation order discharges the debtor from any debt that arose prior to the date of confirmation of the plan and substitutes therefor the obligations specified under the confirmed plan, and terminates all rights and interests of equity security holders.

    THE REMAINDER OF THIS SECTION PROVIDES A SUMMARY OF THE STRUCTURE AND MEANS FOR IMPLEMENTATION OF THE PLAN, AND OF THE CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS UNDER THE PLAN, AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE PLAN (AS WELL AS THE EXHIBITS THERETO AND DEFINITIONS THEREIN), WHICH IS ANNEXED TO THIS DISCLOSURE STATEMENT AS APPENDIX II.

    THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT INCLUDE SUMMARIES OF THE PROVISIONS CONTAINED IN THE PLAN AND IN DOCUMENTS REFERRED TO THEREIN. THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT DO NOT PURPORT TO BE PRECISE OR COMPLETE STATEMENTS OF ALL THE TERMS AND PROVISIONS OF THE PLAN OR DOCUMENTS REFERRED TO THEREIN, AND REFERENCE IS MADE TO THE PLAN AND TO SUCH DOCUMENTS FOR THE FULL AND COMPLETE STATEMENTS OF SUCH TERMS AND PROVISIONS.

    THE PLAN ITSELF AND THE DOCUMENTS REFERRED TO THEREIN CONTROL THE ACTUAL TREATMENT OF CLAIMS AGAINST AND INTERESTS IN THE DEBTORS UNDER THE PLAN AND WILL, UPON OCCURRENCE OF THE EFFECTIVE DATE, BE BINDING UPON ALL HOLDERS OF CLAIMS AGAINST AND INTERESTS IN THE DEBTORS, THE ESTATES, THE REORGANIZED DEBTORS, ALL PARTIES RECEIVING PROPERTY OR DISTRIBUTIONS UNDER THE PLAN, AND OTHER PARTIES IN INTEREST. IN THE EVENT OF ANY CONFLICT BETWEEN THIS DISCLOSURE STATEMENT, ON THE ONE HAND, AND THE PLAN OR ANY OTHER OPERATIVE DOCUMENT, ON THE OTHER HAND, THE TERMS OF THE PLAN OR SUCH OTHER OPERATIVE DOCUMENT WILL CONTROL.

    CLAIM AND INTEREST HOLDERS ENTITLED TO VOTE ON THE PLAN

    As more fully described below, the Plan designates separate classes of Claims against and Interests in the Debtors (other than Administrative Claims and Priority Tax Claims). Only the Impaired Classes, Class 3 - Existing Credit Facility Claims, Class 4 - PIK Note Claims and Class 6 - Existing Subordinated Note Claims are being solicited. In addition to Holders of Administrative Claims and Priority Tax Claims (which are not classified under the Plan), Classes 1, 2, 5, 9 and 10 are not Impaired by the Plan, are not entitled to vote to accept or reject the Plan, and are deemed to have accepted the Plan. Class 7 - ACP Notes Claims, Class 8 - NFC Note Claims and Class 11 - ACP Interests are not Impaired and are deemed to have rejected the Plan.

    Bankruptcy Rule 3018(b) prescribes the conditions that must be satisfied in order to count the ballots solicited with respect to a plan of reorganization prior to the commencement of a Chapter 11 Case. Bankruptcy Rule 3018(b) requires that (a) the Chapter 11 plan must have been disseminated to substantially all impaired creditors and equity security holders in the class(es) entitled to vote, (b) the time prescribed for voting on the plan must not have been unreasonably short, and (c) the solicitation must have been conducted in accordance with Section 1126(b) of the Bankruptcy Code, which requires that the solicitation be conducted in compliance with all applicable non-bankruptcy laws, rules, or regulations or, if there are no such applicable laws, rules or regulations, that the disclosure with respect to the plan contains "adequate information" as defined in Section 1125(a) of the Bankruptcy Code. Section 1125(a) defines "adequate information" as information of a kind and in sufficient detail as far as is reasonably practicable in light of the nature and history of a company and the condition of such company's books and records, that would enable a hypothetical reasonable investor typical of holders of claims or equity interests of the relevant class to make an informed judgment about the plan.

    The Debtors believe that all of the requirements of Bankruptcy Rule 3018(b) will be satisfied. This Disclosure Statement and the Plan, together with all of the accompanying materials, are being transmitted to the Impaired Classes. The Debtors believe that this Disclosure Statement contains adequate information (within the meaning of Section 1125(a)(1) of the Bankruptcy Code) for all Holders of such Impaired Claims.

    SUBSTANTIVE CONSOLIDATION FOR PLAN PURPOSES ONLY

    Subject to the occurrence of the Effective Date, the Debtors will be deemed consolidated for the following purposes under the Plan: (a) no Distributions will be made under the Plan on account of the Intercompany Claims; (b) the guarantees of NFC and the Subsidiary Guarantors of obligations arising under the Existing Credit Agreement, the PIK Note and the Existing Subordinated Notes, as the case may be, will be deemed eliminated so that any Claim against any Debtor and any guaranty thereof executed by any other Debtor and any joint and several liability of any Debtor with another Debtor will be deemed to be one obligation of the deemed consolidated Debtors; and (c) each and every Claim against the Debtors will be deemed asserted against the consolidated Estates of all of the Debtors, will be deemed one Claim against and obligation of the deemed consolidated Debtors and their Estates and will be treated in the same Class regardless of the Debtor.

    Such deemed consolidation, however, will not in any way affect: (a) the separate identities of the Reorganized Debtors going forward as of the Effective Date or (b) the Pass-Through Claims and Interests.

    CERTAIN MATTERS REGARDING CLASSIFICATION AND TREATMENT OF CLAIMS AND
    INTERESTS

    Section 1123 of the Bankruptcy Code provides that a plan of reorganization must classify the claims and interests of a debtor's creditors and interest holders. In accordance with Section 1123, the Plan divides claims and interests into classes and sets forth the treatment for each class (other than Administrative Claims and Priority Tax Claims which, pursuant to Section 1123(a)(1), need not be and have not been classified). The Debtors are required, under Section 1122 of the Bankruptcy Code, to classify Claims against and Interests in the Debtors into Classes, each of which contain Claims and Interests that are substantially similar to the other Claims and Interests in such Class. The Debtors believe that the Plan has classified all Claims and Interests in compliance with the provisions of Section 1122 of the Bankruptcy Code, but once the Chapter 11 Cases have been commenced, it is possible that a holder of a Claim or Interest may challenge the Debtors' classification of Claims and Interests and that the Bankruptcy Court may find that a different classification is required for the Plan to be confirmed. In that event, the Debtors intend, to the extent permitted by the Bankruptcy Code, the Plan and the Bankruptcy Court, to make such reasonable modifications of the classifications under the Plan to permit confirmation and to use the acceptances of the Plan received in this solicitation for purposes of obtaining the approval of the reconstituted Class or Classes of which each accepting Holder ultimately is deemed to be a member. Any such reclassification could adversely affect the Class in which such Holder initially was a member, or any other Class under the Plan, by changing the composition of such Class and the vote required of that Class for approval of the Plan. Furthermore, a reclassification of a Claim or Interest after approval of the Plan could necessitate a resolicitation of acceptances of the Plan.

    The classification of Claims and Interests and the nature of Distributions to members of each Class are summarized below. The Debtors believe that the consideration, if any, provided under the Plan to Holders of Claims and Interests reflects an appropriate resolution of their Claims and Interests, taking into account the differing nature and priority (including applicable contractual subordination) of such Claims and Interests. The Bankruptcy Court must find, however, that a number of statutory tests are met before it may confirm the Plan. Many of these tests are designed to protect the interests of Holders of Claims or Interests who are not entitled to vote on the Plan, or do not vote to accept the Plan, but who will be bound by the provisions of the Plan if it is confirmed by the Bankruptcy

Court. The "cramdown" provisions of Section 1129(b) of the Bankruptcy Code, for example, permit confirmation of a Chapter 11 plan in certain circumstances even if the Plan has not been accepted by all Impaired Classes of Claims and Interests. The Debtors will seek confirmation of the Plan under Section 1129(b) of the Bankruptcy Code, to the extent applicable, because of the deemed rejection of Classes 7, 8 and 11. In the event that any Impaired Classes of Claims or Interests shall fail to accept the Plan in accordance with Section 1129(a)(8) of the Bankruptcy Code, the Debtors reserve the right to request that the Bankruptcy Court confirm the Plan in accordance with Section 1129(b) of the Bankruptcy Code. Although the Debtors believe that the Plan could be confirmed under Section 1129(b) even if the Plan has not been accepted by all of the Impaired Classes there can be no assurance that the requirements of such section would be satisfied.

    SCHEDULE OF TREATMENT OF CLAIMS AND INTERESTS

   CLASS                                TITLE                             STATUS            ENTITLED TO VOTE
   -----                                -----                             ------            ----------------
Unclassified             Fee Claims                                    Not Impaired       No
Unclassified             Administrative Claims                         Not Impaired       No
Unclassified             Priority Tax Claims                           Not Impaired       No
Class 1                  Non-Tax Priority Claims                       Not Impaired       No; deemed to accept
Class 2                  Intercompany Claims                           Not Impaired       No; deemed to accept
Class 3                  Existing Credit Facility Claims               Impaired           Yes
Class 4                  PIK Note Claims                               Impaired           Yes
Class 5                  Other Secured Claims                          Not Impaired       No; deemed to accept
Class 6                  Existing Subordinated Note Claims             Impaired           Yes
Class 7                  ACP Note Claims                               Impaired           No; deemed to reject
Class 8                  NFC Note Claims                               Impaired           No; deemed to reject
Class 9                  General Unsecured Claims                      Not Impaired       No; deemed to accept
Class 10                 Subsidiary Interests and Parent Interests     Not Impaired       No; deemed to accept
Class 11                 ACP Interests                                 Impaired           No; deemed to reject

    TREATMENT OF UNCLASSIFIED CLAIMS

    In accordance with Section 1123(a)(1) of the Bankruptcy Code, Administrative Claims and Priority Tax Claims are not classified and not entitled to vote on the Plan.

         (a) FEE CLAIMS

    Fee Claims are Administrative Claims under Sections 330(a), 331, 327, 328, 503 or 1103 of the Bankruptcy Code for compensation of Professionals or other entities for professional services rendered or expenses incurred in the Chapter 11 Cases on or prior to the Effective Date. All payments to Professionals for Fee Claims will be made in accordance with the procedures established by the Bankruptcy Code, the Bankruptcy Rules, the United States Trustee Guidelines and the Bankruptcy Court relating to the payment of interim and final compensation for services rendered and reimbursement of expenses. The Bankruptcy Court will review and determine all applications for compensation for services rendered and reimbursement of expenses.

    In addition, Section 503(b) of the Bankruptcy Code provides for payment of compensation to (i) creditors, indenture trustees and other entities making a "substantial contribution" to a Chapter 11 Case and (ii) attorneys for, and other professional advisors to, such entities. The amounts, if any, which may be sought by entities for such compensation are not known by the Debtors at this time. The Debtors have agreed to pay all reasonable, documented and necessary expenses incurred by the Note Trustee. Requests for such compensation must be approved by the Bankruptcy Court after a hearing on notice at which the Debtors and other parties in interest may participate and, if appropriate, object to the allowance of any compensation and reimbursement of expenses.

         (b) ADMINISTRATIVE CLAIMS

    Each Administrative Claim shall be paid by the Debtors, at their election,
(i) in full, in Cash, in such amounts as are (1) incurred in the ordinary course of business by the Debtors, or (2) in such amounts as such Administrative Claim is Allowed by the Bankruptcy Court upon the later of the Effective Date or the date upon which such Administrative Claim is Allowed, (ii) upon such other terms as may exist in the ordinary course of the Debtors' business or (iii) upon such other terms as may be agreed upon between the Holder of such Administrative Claim and the applicable Debtor.

         (c) PRIORITY TAX CLAIMS

    The legal and equitable rights of the Holders of Priority Tax Claims are not Impaired by the Plan. On or as soon as reasonably practicable after (i) the Effective Date if such Priority Tax Claim is an Allowed Priority Tax Claim or
(ii) the date on which such Priority Tax Claim becomes an Allowed Priority Tax Claim, each Holder of an Allowed Priority Tax Claim shall receive in full satisfaction, settlement and release of and in exchange for such Allowed Priority Tax Claim, at the election of the Debtors: (1) Cash equal to the amount of such Allowed Priority Tax Claim; (2) such other treatment as to which the Debtors or the Reorganized Debtors and the Holder of such Allowed Priority Tax Claims shall have agreed upon in writing; or (3) such Claim will be otherwise treated in any other manner such that it will not be Impaired pursuant to
Section 1124 of the Bankruptcy Code; further provided, any Allowed Priority Tax Claim not due and owing on the Effective Date will be paid when such Claim becomes due and owing.

    TREATMENT OF CLASSIFIED CLAIMS AND INTERESTS

    Unless otherwise specified in Article III or Article V of the Plan, all Distributions will be made on or as soon as practicable after the Effective Date.

         (a) CLASS 1 -- NON-TAX PRIORITY CLAIMS

              (i)    CLASSIFICATION: Class 1 consists of the Non-Tax Priority
                     Claims.

              (ii) TREATMENT: On the later of the Effective Date or the date on which such Claims is Allowed, each Allowed Claim in Class 1 shall be paid in full satisfaction, settlement, release and discharge of and in exchange for such Claim, in Cash, together with post-petition interest and thereby rendered not Impaired in accordance with Section 1124 of the Bankruptcy Code, except to the extent that the Reorganized Debtors and any Holder of Such Allowed Class 1 Claim agree to a different treatment.

              (iii) VOTING: Class 1 is not Impaired, and the Holders of Class 1 Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 1 are not entitled to vote to accept or reject the Plan.

         (b) CLASS 2 -- INTERCOMPANY CLAIMS

              (i)    CLASSIFICATION: Class 2 consists of the Intercompany
                     Claims.

              (ii) TREATMENT: On the Effective Date, each Holder of an Allowed Intercompany Claim shall retain such Claim and all rights, interests and obligations related thereto.

              (iii) VOTING: Class 2 is not Impaired, and the Holders of Class 2 Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 2 are not entitled to vote to accept or reject the Plan.

         (c) CLASS 3 -- EXISTING CREDIT FACILITY CLAIMS

              (i) CLASSIFICATION: Class 3 consists of the Existing Credit Facility Claims.

              (ii) TREATMENT: Each Allowed Existing Credit Facility Claim shall receive in full satisfaction, settlement, release and discharge of such Claim, Cash in the Allowed amount of the principal, accrued and unpaid interest and fees and expenses outstanding under or in connection with the Existing Credit Agreement and any guarantees thereunder through the Effective Date.

              (iii) VOTING: Class 3 is Impaired, and the Holders of Class 3 Claims are entitled to vote to accept or reject the Plan.

         (d) CLASS 4 -- PIK NOTE CLAIMS

              (i)    CLASSIFICATION: Class 4 consists of the PIK Note Claims.

              (ii) TREATMENT: Each Holder of an Allowed PIK Note Claim shall receive in full satisfaction, settlement, release and discharge of such Claim, its pro rata share of (1) Second Secured Notes with a principal amount equal to $13.134 million and Warrants to acquire up to 4.69% of the New ACP Common Stock on a fully diluted basis as of the Effective Date and (2) Cash in the amount of $45,400 which represents partial payment of the $99,000 financing fee payable in accordance with the terms of the PIK Note (accreted to $120,400 assuming a September 30, 2003 Effective Date).

              (iii) VOTING: Class 4 is Impaired and the Holders of Class 4 Claims are entitled to vote to accept or reject the Plan.

         (e) CLASS 5 -- OTHER SECURED CLAIMS

              (i)    CLASSIFICATION: Class 5 consists of the Other Secured
                     Claims.

              (ii) TREATMENT: Each Allowed Claim in Class 5 shall be, at the Debtors' option, (1) Reinstated, (2) satisfied by Debtors' surrender of the collateral securing such Allowed Claim,
                     (3) offset against, and to the extent of, the Debtors' claims against the Holder of such Allowed Claim or (4) otherwise rendered not Impaired, except to the extent that the Reorganized Debtors and such Holder agree to a different treatment.

              (iii) VOTING: Class 5 is not Impaired, and the Holders of Class 5 Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 5 are not entitled to vote to accept or reject the Plan.

         (f) CLASS 6 -- EXISTING SUBORDINATED NOTE CLAIMS

              (i) CLASSIFICATION: Class 6 consists of the Existing Subordinated Note Claims.

              (ii) TREATMENT: Each Holder of Allowed Existing Subordinated Note Claims, shall directly from Neenah in full satisfaction, release, and discharge of all Claims, its pro rata share of (1) $30.0 million in Cash, (2) $100 million in aggregate principal amount of New Subordinated Notes,
                     (3) shares representing 100% of the issued and outstanding shares of New ACP Common Stock on the Effective Date, other than shares of restricted stock granted pursuant to the Management Equity Incentive Plan (representing 47.5% of the New ACP Common Stock on a fully diluted basis as of the Effective Date after giving effect to dilution by the Warrants) and (4) Rights to acquire for $110 million in Cash in the aggregate, Units for up to $119.996 million face amount of Second Secured Notes and Warrants to acquire up to 42.81% of the New ACP Common Stock on a fully diluted basis as of the Effective Date.

              (iii) VOTING: Class 6 is Impaired and the Holders of Class 6 Claims are entitled to vote to accept or reject the Plan.

         (g) CLASS 7 -- ACP NOTES CLAIMS

              (i)    CLASSIFICATION: Class 7 consists of the ACP Note Claims.

              (ii) TREATMENT: On the Effective Date the ACP Notes will be cancelled, and the Holders of ACP Notes shall not receive or retain any Distribution or property on account of such ACP Notes under the Plan.

              (iii) VOTING: Class 7 is Impaired. Such Holders are not entitled to vote to accept or reject the Plan and are deemed to reject the Plan.

         (h) CLASS 8 -- NFC NOTE CLAIMS

              (i)    CLASSIFICATION: Class 8 consists of the NFC Note Claims.

              (ii) TREATMENT: On the Effective Date the NFC Note will be cancelled, and the Holders of the NFC Note shall not receive or retain any Distribution or property on account of such NFC Note under the Plan.

              (iii) VOTING: Class 8 is Impaired. Such Holders are not entitled to vote to accept or reject the Plan and are deemed to reject the Plan.

         (i) CLASS 9 -- GENERAL UNSECURED CLAIMS

              (i) CLASSIFICATION: Class 9 consists of the General Unsecured Claims.

              (ii) TREATMENT: Each Allowed Claim in Class 9 shall be, at the Debtors' option, (1) Reinstated, such that each Allowed General Unsecured Claim shall be paid in full in the ordinary course of the Reorganized Debtors' business operations and not on the Effective Date, (2) offset against, and to the extent of, the Debtors' claims against the Holder of such Allowed Claim or (3) otherwise rendered not Impaired, except to the extent that the Reorganized Debtors and such Holder agree to a different treatment.

              (iii) VOTING: Class 9 is not Impaired, and the Holders of Class 9 Claims are conclusively presumed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 9 are not entitled to vote to accept or reject the Plan.

         (j) CLASS 10 -- SUBSIDIARY INTERESTS AND PARENT INTERESTS

              (i) CLASSIFICATION: Class 10 consists of (1) ACP's Interests in NFC, (2) NFC's Interests in Neenah and (3) all Interests in any Subsidiary, including the Interests of Neenah in its direct Subsidiaries, and the Interests of Advanced Cast Products, Inc., Dalton Corporation, Cast Alloys, Inc. and Mercer Forge Corporation in their respective wholly-owned subsidiaries.

              (ii) TREATMENT: On the Effective Date, each Holder of an Allowed Class 10 Interest shall retain all such Interests and all rights, interests and obligations related thereto.

              (iii) VOTING: Class 10 is not Impaired and the Holders of Class 10 Interests are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Interests in Class 10 are not entitled to vote to accept or reject the Plan.

         (k) CLASS 11 -- ACP INTERESTS

              (i)    CLASSIFICATION: Class 11 consists of the ACP Interests.

              (ii) TREATMENT: On the Effective Date, all ACP Common Stock and ACP Preferred Stock shall be cancelled and the Holders of ACP Interests shall not receive or retain any Distribution or property on account of such ACP Interests.

              (iii) VOTING: Class 11 is Impaired. Such Holders are not entitled to vote to accept or reject the Plan and are deemed to reject the Plan.

    SPECIAL PROVISION REGARDING CLAIMS THAT ARE NOT IMPAIRED

    Except as otherwise provided in the Plan, nothing shall affect the Debtors' or the Reorganized Debtors' rights and defenses, both legal and equitable, with respect to any Claims that are not Impaired, including, but not limited to, all rights with respect to legal and equitable defenses to setoffs or recoupments against such Claims.

MEANS FOR IMPLEMENTATION OF THE PLAN

    CONTINUED CORPORATE EXISTENCE AND VESTING OF ASSETS IN THE REORGANIZED
    DEBTORS

    After the Effective Date, the Reorganized Debtors shall continue to exist in accordance with the applicable laws in the respective jurisdictions in which they are incorporated or were otherwise organized and pursuant to their respective certificate of incorporation, and bylaws in effect prior to the Effective Date, except to the extent such certificate of incorporation and bylaws are amended under this Plan. Except as otherwise provided in the Plan, on and after the Effective Date, all property of the Estates, including all claims, rights and Causes of Action and any property acquired by the Debtors or the Reorganized Debtors under or in connection with the Plan, shall vest in the Reorganized Debtors free and clear of all claims, liens, charges, other encumbrances, and interests except with respect to any Claims, liens, charges or other encumbrances and Interests held by Holders of Pass-Through Claims and Interests under the Plan. On and after the Effective Date, the Reorganized Debtors may operate their businesses and may use, acquire and dispose of property and compromise or settle any claims or Causes of Action without supervision of or approval by the Bankruptcy Court and free and clear of any restrictions of the Bankruptcy Code or the Bankruptcy Rules other than restrictions expressly imposed by the Plan or the Confirmation Order. Without limiting the foregoing, the Reorganized Debtors may pay the charges that they incur on or after the Effective Date for Professionals' fees, disbursements, expenses or related support services without application to the Bankruptcy Court.

    CORPORATE GOVERNANCE, DIRECTORS, OFFICERS AND CORPORATE ACTION

         (a) CERTIFICATES OF INCORPORATION. The certificates of incorporation of the Debtors shall be amended as soon as practicable and as necessary to satisfy the provisions of the Plan and the Bankruptcy Code, and shall, among other things, (i) authorize the issuance of the New ACP Common Stock, in an amount not less than the amounts necessary to permit the Distributions thereof required or contemplated by the Plan and the issuance thereof upon exercise of the Warrants distributed pursuant to the Plan and (ii) provide for the inclusion of a provision prohibiting the issuance of nonvoting equity securities, and providing, as to the classes of securities possessing voting power, an appropriate distribution of such power among such classes. After the Effective Date, the Reorganized Debtors may amend and restate their respective certificates of incorporation and bylaws as permitted by applicable law.

         (b) DIRECTORS AND OFFICERS OF THE REORGANIZED DEBTORS. Subject to any requirement of Bankruptcy Court approval, pursuant to Section 1129(a)(5) of the Bankruptcy Code, the Debtors will disclose, on or prior to the Confirmation Date, the identity and affiliations of any Person proposed to serve on the initial boards of directors of the Reorganized Debtors. To the extent any such Person is an insider, the nature of any compensation for such Person will also be disclosed. The classification and composition of the boards of directors shall be consistent with each Reorganized Debtor's certificate of incorporation. Each such director or officer shall serve from and after the Effective Date pursuant to the terms of each Reorganized Debtors certificate of incorporation, other constituent documents and the applicable state corporation law. Each Reorganized Debtor will have the same five-person board of directors, with certain directors designated as described below under "Shareholders Agreement."

              The following table sets forth certain information with respect to the current directors and officers of the Debtors:

                   BOARD OF DIRECTORS FOR EACH OF THE DEBTORS

                                      NAME

                               William M. Barrett
                                 Gary W. LaChey
                                  Robert Kosian
                               Michael J. Farrell

                        OFFICERS FOR EACH OF THE DEBTORS

                                      NAME

           William M. Barrett - President and Chief Executive Officer
 Gary W. LaChey - Vice President - Finance, Treasurer, Secretary and Chief
                                Financial Officer

                    ADDITIONAL OFFICERS AND SENIOR MANAGEMENT

         DEBTOR                                  NAME                               TITLE
-------------------------               -------------------------      ------------------------------
NEENAH                                  Phillip Zehner                 V/P, Assistant Secretary and
                                                                       Assistant Treasurer
                                        John Andrews                   V/P Manufacturing
                                        Joe Harvey                     V/P Corporate Procurement
                                        Frank Headington               V/P Marketing/Technology
                                        Tim Koller                     V/P Construction Product Sales
                                        Bill Martin                    V/P International Development
                                        Dennis O'Brien                 V/P Human Resources

DEETER FOUNDRY                          Jeff Jenkins                   V/P, General Manager

         DEBTOR                                  NAME                               TITLE
-------------------------               -------------------------      ------------------------------
DALTON                                  Joe DeRita                     Division President
                                        Ron Schmucker                  V/P Finance
                                        Bud Sawyer                     V/P Business Development
                                        Steve Shaffer                  V/P Human Resources
                                        Jim Paternoster                V/P Manufacturing

ADVANCED CASTING PRODUCTS               Joe Varkoly                    V/P Business Development
                                        Fred Deater                    Division V/P Finance
                                        Frank Dahlgren                 V/P Foundry Operations
                                        Dave Call                      V/P Machining Operations

MERCER                                  Jim Ackerman                   Division President/CEO/CFO
                                        Jeff Patrisso                  V/P Sales

GREGG INDUSTRIES                        Dave Bash                      V/P, General Manager

         (c) SHAREHOLDERS AGREEMENT. The Plan provides that Reorganized ACP and each Person or Entity (i) receiving New ACP Common Stock pursuant to the Plan and that has voted to accept the Plan or (ii) receiving Warrants upon exercising its rights pursuant to the Rights Offering will be subject to a shareholders agreement for the benefit of the Standby Purchasers, the Reorganized Debtors and Management (the "Shareholders Agreement"). The Shareholders Agreement will, among other things, (i) govern the composition of the board of directors of each of the Reorganized Debtors, (ii) establish the requisite approvals for certain significant corporate transactions (including acquisitions and dispositions of material businesses or assets, and the incurrence of debt), and
              (iii) impose restrictions on the transfer of New ACP Common Stock.

              Each of the parties to the Shareholders Agreement will agree to vote all of their shares of New ACP Common Stock to cause the board of directors of each of the Reorganized Debtors to be comprised of the then duly elected and acting chief executive officer of Reorganized ACP, two (2) members designated by MacKay Shields LLC ("MacKay Shields"), and one (1) member each designated by Citigroup Mezzanine III, L.P. ("CM-III") and Trust Company of the West ("TCW"), in each case, so long as such Persons or Entities, together with their respective affiliates, hold at least 10.0% of the New ACP Common Stock on a fully diluted basis (the "Minimum Ownership" and in the case of Mackay Shields, if it is the largest holder of New ACP Common Stock on a fully diluted basis; however, if Mackay Shields shall cease to be the largest holder of New ACP Common Stock on a fully diluted basis, it shall nevertheless be entitled to designate one (1) member so long as Mackay Shields has the Minimum Ownership). In addition, no member of the board of directors of any of the Reorganized Debtors may be removed without the consent of the shareholder which has the right to designate such member. In addition, each of MacKay Shields, CM-III and TCW (subject to the Minimum Ownership) will have the ability to approve or veto the sale of any or all of the Reorganized Debtors (through sale of shares, merger, recapitalization, asset sale or similar transaction), amendments to the respective charter and bylaws of the Reorganized Debtors, modifications to the number of directors of each company and affiliate transactions.

              In addition to the general governance issues discussed above, the Shareholders Agreement will provide that, so long as Mackay Shields, CM-III and TCW each have the Minimum Ownership certain sales or transfers or series of sales or transfers by any shareholder or a "group" of shareholders of New ACP Common Stock or Warrants which represent more than 10% of the shares of ACP Common Stock on a fully diluted basis may be subject to the prior right of Reorganized ACP and the shareholders party to the Shareholders Agreement who hold more than 5% of the New ACP Common Stock on a fully diluted basis ("5% Shareholders") to purchase such shares. Also, 5% Shareholders will have "tag-along" rights with respect to certain sales or transfers of New ACP Common Stock and Warrants by other 5% Shareholders. Furthermore, if the board of directors of Reorganized ACP approves the sale of Reorganized ACP or any of its subsidiaries through a sale of shares, merger, recapitalization, sale of substantially all of the assets of the Reorganized Debtors, taken as a whole, or other similar transaction (a "Sale of the Company"), pursuant to the Shareholders Agreement, each of the shareholders agrees to consent to, approve and participate in a Sale of the Company; provided that (i) all shareholders receive the same consideration on a per share basis, (ii) the identity of such purchaser is approved (which approval shall not be unreasonably withheld) by MacKay Shields, CM-III and TCW (subject to the Minimum Ownership) and (iii) such purchaser is not MacKay Shields, CM-III or TCW or any other holder of 5% or more of the New ACP Common Stock on a fully diluted basis, or an affiliate of any of the foregoing.

         (d) CORPORATE ACTION. On the Effective Date, the adoption of any required New Certificates of Incorporation, the selection of members of the boards of directors and corporate officers for the Reorganized Debtors, the New Credit Facility, the Rights Offering, the issuance of Plan Securities, the Management Compensation Plans and all other actions contemplated by the Plan shall be authorized and approved in all respects (subject to the provisions of the Plan). All matters provided for in the Plan involving the corporate structure of the Debtors or the Reorganized Debtors, and any corporate action required by the Debtors or the Reorganized Debtors in connection with the Plan, shall be deemed to have occurred and shall be in effect without any requirement of further action by the security holders or the boards of directors of the Debtors or the Reorganized Debtors. On the Effective Date, the appropriate officers and boards of directors of the Reorganized Debtors are authorized to issue, execute and deliver the agreements, documents, securities and instruments contemplated by the Plan in the name of and on behalf of the Reorganized Debtors.

    CANCELLATION OF NOTES, INSTRUMENTS, COMMON STOCK AND PREFERRED STOCK

    On the Effective Date, except as otherwise provided in the Plan (a) all notes, instruments, certificates, and other documents of the Debtors evidencing the Existing Credit Facility Claims, PIK Note Claims, Existing Subordinated Note Claims, NFC Note Claims and ACP Note Claims, (b) the Existing Subordinated Notes, (c) the PIK Note, (d) the ACP Notes, (e) the NFC Note and (f) all ACP Interests shall be cancelled, and the obligations of the Debtors thereunder shall be discharged. On the Effective Date, except to the extent provided otherwise in the Plan, any indenture relating to any of the foregoing, including, without limitation, the Existing Subordinated Notes Indentures, shall be deemed to be cancelled, and the obligations of the Debtors thereunder shall be discharged; provided, however, that the Existing Subordinated Notes Indentures shall continue in effect solely for the purposes of allowing the Disbursing Agent, the Note Trustee, its agent, or its servicer to make Distributions on account of the Existing Subordinated Note Claims pursuant to the Plan.

    NEW CREDIT FACILITY

    To finance the Cash requirements necessary to consummate the Plan and to provide the Reorganized Debtors with sufficient liquidity and working capital on a going-forward basis such that Confirmation of the Plan is not likely to be followed by liquidation or the need for further financial reorganization, on the Effective Date, the Reorganized Debtors shall, subject to final negotiation and execution with new lenders, enter into the New Credit Facility under the terms more particularly described in the New Credit Facility Commitment Letter, which will be included in the Plan Supplement.

         (a) STRUCTURE. The New Credit Facility will have a 5-year maturity and provide for a revolving credit line of up to $70 million (with a $5 million sublimit available for letters of credit), and a term loan in the aggregate amount of up to $25 million. Availability under the New Credit Facility will be based on various advance rates against a borrowing base consisting of the Debtors' accounts receivable, inventory and property, plant and equipment. The New Credit Facility will be secured by a first priority, perfected security interest in substantially all of the Debtors' tangible and intangible assets.

         (b) INTEREST RATES AND FEES. Interest and fee obligations under the New Credit Facility will be lower than those for its Revolver and Tranche A Term Loan under Neenah's Existing Credit Agreement and will provide Reorganized Neenah the opportunity to receive advances under the New Credit Facility at either the lender's Base Rate or an adjusted rate based on LIBOR. Outstanding principal balances under the New Credit Facility will accrue interest at the Base Rate or Eurodollar Rate, as applicable, plus in each case, the per annum percentage margin applicable to such advances based upon certain financial statistics to be determined as set forth in the following table.

                Revolver                                           Term Loan
----------------------------------------           -------------------------------------------
Level         LIBOR+          Base Rate+           LIBOR+         Base Rate+        Unused Fee
----------------------------------------           -------------------------------------------
 I             3.00%            1.50%              3.50%             2.00%            0.500%
 II            2.75%            1.25%              3.25%             1.75%            0.500%
 III           2.50%            1.00%              3.00%             1.50%            0.375%
 IV            2.25%            0.75%              2.75%             1.25%            0.375%

              The default interest rate on obligations outstanding under the New Credit Facility will be 2.00% per annum above the rate plus margin otherwise applicable.

         (c) SECURITY AND GUARANTEES. NFC and the active Reorganized Subsidiaries will jointly and severally guarantee Reorganized Neenah's obligations under the New Credit Facility and the collateral for the New Credit Facility will be substantially the same as the property securing the obligations arising under or in connection with the Existing Credit Agreement; all or substantially all of the assets of the Reorganized Debtors and each guarantor. The New Credit Facility and the liens and guarantees in respect thereof, will be senior to the Second Secured Notes, and the liens and guarantees in respect thereof.

         (d) CONDITIONS TO NEW CREDIT FACILITY. The New Credit Facility will be conditioned upon satisfaction of customary conditions for facilities of this type, including the following conditions precedent, on or prior to the Effective Date:

              (i) payment by the Reorganized Debtors of all fees and expenses due and payable by it in connection with the entry into the New Credit Facility;

              (ii) minimum excess availability under the borrowing base formula for the revolver (after taking into account the initial draw and letters of credit) of $25 million on the Effective Date or such lesser amount as is acceptable to the agent;

              (iii)  Confirmation of the Plan;

              (iv) receipt by Debtors of a minimum of $110 million of Cash proceeds from the issuance of Second Secured Notes which proceeds are used, among other things, to satisfy the Existing Credit Facility Claims;

              (v)    satisfactory cash management and collection systems;

              (vi) satisfactory subordination and intercreditor agreements with any material third party non-trade creditors, including lien subordination by the Second Secured Notes;

              (vii) from and after March 31, 2003 the absence of any materially adverse change in the business, assets or financial condition of the Debtors, it being acknowledged and agreed that (1) changes, events or effects primarily attributable to (A) the filing by the Debtors of a petition in bankruptcy or (B) any public announcement of the transactions contemplated by the Plan of such condition, shall not be deemed to constitute a material adverse change for purposes of such condition and (2) changes or events effecting general economic conditions, but not otherwise materially and adversely affecting the business, assets or financial condition of the Debtors will not be deemed to constitute a material adverse change for purposes of such condition; and

              (viii) from and after March 31, 2003, the absence of any
                     materially adverse change or material disruption in the market for bank loan syndications which could reasonably be expected to materially impair the ability to fully syndicate the New Credit Facility.

         (e) COVENANTS. The New Credit Facility will require the Reorganized Debtors to observe certain customary conditions, affirmative covenants and negative covenants (including financial covenants).

         (f) MATURITY AND AMORTIZATION. The term loan advanced under the New Credit Facility will be repayable in equal consecutive quarterly installments, based on a seven-year straight line amortization rate, and the remaining outstanding principal will be repaid at maturity, which will be five years from the Effective Date. There will be no cash flow sweep mechanism that would require additional principal repayments on the term loan.

         (g)  PREPAYMENTS

              (i) Optional Prepayments. Optional prepayments will be permitted under the New Credit Facility, including the right to reduce the commitments under the revolving loan facility, subject to (1) a 1% fee based on the amount of the underlying commitments terminated during the first year following the Effective Date and (2) a 0.50% fee based on the amount of the underlying commitments terminated during the second or third year following the Effective Date.

              (ii) Mandatory Prepayments. Mandatory prepayments are required as follows: (1) 50% of the net proceeds from the issuance of debt or equity to non-affiliates; (2) 100% of the net proceeds received from the sale or disposition of all or any part of the assets other than: (A) sales in the ordinary course of business, (B) permitted sales to be agreed, subject to the reinvestment of the net proceeds thereof (or the commitment to reinvest) within 180 days,
                     (C) other sales not in the ordinary course of business not to exceed in any fiscal year an amount to be agreed and (D) assets secured by purchase money security interest; and (3) 100% of insurance proceeds not reinvested or not committed to reinvestment within 180 days with such commitment reinvestment to occur within 360 days from when the insurance proceeds are received.

         (h) COSTS AND EXPENSES. Reorganized Neenah will pay all reasonable costs and expenses of the administrative agent (including all reasonable fees, expenses and disbursements of outside counsel and other professional advisors retained by the administrative agent) in connection with the preparation, execution and delivery of the definitive credit documentation and the funding of all loans in connection therewith.

    SECOND SECURED NOTES

    In addition to the amounts to be drawn under the New Credit Facility, Reorganized Neenah will issue Second Secured Notes in an amount necessary to yield Cash proceeds to Neenah of not less than $110 million in order to satisfy the Cash Distribution Requirements of the Plan. In addition, Reorganized Neenah will issue Second Secured Notes in exchange for the PIK Note as described below. The Debtors reserve the right but not the obligation to issue additional Second Secured Notes to the extent necessary to ensure that the proceeds of the sale of Second Secured Notes, together with Cash balances and the proceeds of the New Credit Facility, will provide their Reorganized Debtors with sufficient Cash to satisfy the Cash Distribution requirements of the Plan and on-going working capital needs such that Confirmation of the Plan is not likely to be followed by liquidation or the need for further financial reorganization. The Second Secured Notes will be issued as part of a Unit (consisting of such notes and Warrants to purchase shares of New ACP Common Stock) pursuant to the Rights Offering and/or the Standby Commitment Agreements or issued in exchange for the PIK Note. See the sections of the Disclosure Statement titled "Means for Implementation of Plan - Rights Offering" and "Means for Implementation of Plan - Standby Commitments." A summary of the anticipated key terms of the Second Secured Notes is provided below. This description of the Second Secured Notes does not purport to be complete and is subject to and qualified in its entirety by the terms of the Second Secured Notes Indenture.

         (a) AMOUNT AND STRUCTURE. Reorganized Neenah will issue $119.996 million face principal amount of Second Secured Notes with original issue discount calculated to yield gross proceeds to the Company of $110 million under the Rights Offering. In addition, Reorganized Neenah will issue $13.134 million face principal amount of Second Secured Notes with original issue discount to be exchanged for $12.04 million of the PIK Note Claims. The Second Secured Notes, and the guarantees in respect thereof, will be equal in right of payment to the New Credit Facility, and the guarantees in respect thereof. The liens in respect thereof will be junior to the liens securing the New Credit Facility and guarantees thereof.

         (b) INTEREST RATES AND FEES. The Second Secured Notes will bear interest at a fixed rate accruing and payable semi-annually in Cash on January 1 and July 1 of 11.0% per annum. Interest will begin accruing on the Effective Date. If the Effective Date is later than September 30, 2003, then interest will accrue from September 30, 2003 on an as and when issued basis, but in any event, no interest shall be paid prior to the Effective Date.

         (c) SECURITY AND GUARANTEES. The Reorganized Subsidiaries will jointly and severally guarantee Reorganized Neenah's obligations under the Second Secured Notes on a second secured basis and the collateral for the Second Secured Notes will be substantially the same collateral as securing the obligations under the Existing Credit Agreement, which is all or substantially all of the assets of Reorganized Neenah and each guarantor. The Second Secured Notes, and guarantees in respect thereof, will be pari passu in right of payment with the New Credit Facility, and guarantees in respect thereof, but the liens securing the Second Secured Notes will be subordinate to the liens securing the New Credit Facility.

         (d) CERTAIN COVENANTS. The Second Secured Notes will require Reorganized Neenah to observe customary affirmative and negative covenants (including financial covenants) but such financial covenants are expected to be no more onerous than the covenants under the New Credit Facility. Such financial covenants will limit, among other things, the Reorganized Debtors' ability to: pay dividends or make distributions, redeem capital stock or membership interests, make payments on junior debt or make certain other restricted payments or investments; incur additional indebtedness; merge, consolidate or sell all or substantially all of their assets; create any consensual limitation on the ability of Reorganized Neenah's subsidiaries to pay dividends, make loans or transfer property to Reorganized Neenah; sell assets, including capital stock of the Reorganized Subsidiaries; create liens on assets; enter into certain transactions with affiliates; and engage in unrelated business. These covenants are subject to important exceptions and qualifications which will be contained in the Second Secured Notes Indenture.

         (e) MATURITY AND AMORTIZATION. The Second Secured Notes will have no fixed or formula-driven (i.e. cash flow sweep) required amortization payment and will mature on the seventh anniversary of the Effective Date, but no later than September 30, 2010.

         (f) PREPAYMENTS. Reorganized Neenah and its permitted assigns may redeem the Second Secured Notes, in whole or in part, at any time, during the 12-month period commencing September 30 of the years set forth below at the redemption prices set forth below (expressed in percentages of principal amount) plus accrued and unpaid interest, if any, to the redemption date:

    YEAR                 REDEMPTION PRICE
------------             ----------------
1 through 4                Not callable
     5                        105.5%
     6                       104.12%
     7                      102.750%

         (g) CHANGE OF CONTROL PUT. Upon the occurrence of a change of control, each holder of New Subordinated Notes shall have the right to require Reorganized Neenah to repurchase all or any part of such holder's New Subordinated Notes at a purchase price in Cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase.

         (h) RATING. The Debtors will seek rating on the Second Secured Notes by rating agencies within 60 days of the date of the Disclosure Statement.

         (i) REGISTRATION. Reorganized Neenah will file within 60 days of the date of original issuance of the Second Secured Notes, a registration statement with respect to an offer to exchange the Second Secured Notes for a series of notes of Reorganized Neenah with terms substantially identical to the Second Secured Notes and use their best efforts to consummate such exchange offer within 180 days of the original issuance of the Second Secured Notes.

    ISSUANCE OF NEW PLAN SECURITIES

    On or as soon as reasonably practicable after the Effective Date, except as otherwise provided in the Plan, the Reorganized Debtors shall issue all securities to be issued in accordance with the Plan, including, but not limited to, the Second Secured Notes, Rights, New Subordinated Notes, New ACP Common Stock and Warrants, each of which shall be distributed as referenced in the Plan. Such Plan Securities are described herein generally, and such descriptions are subject to, and qualified in their entirety by reference to the Second Secured Notes Indenture, the Rights Offering, the New Subordinated Notes Indenture, New Certificate of Incorporation of ACP, and the Warrants. The New ACP Common Stock and Warrants that Neenah will issue (a) pursuant to the Plan in exchange for the Existing Subordinated Notes, (b) pursuant to the Rights Offering, or (c) to Management under the

Management Equity Incentive Plan, as applicable, will be contributed by ACP to NFC, and by NFC to Neenah, immediately before such Distributions. The Debtors intend that for U.S. federal income tax purposes these contributions and Distributions be governed by Section 1.1032-3 of the U.S. Treasury regulations.

    RIGHTS OFFERING

    Pursuant to and as an integral part of the Plan each Holder of Existing Subordinated Note Claims will have the right to acquire (directly or through one or more of its affiliates) its pro rata share of Units (other than the Units to be issued in respect of the Class 4 - PIK Note Claims) comprised of Second Secured Notes and Warrants at a price equal to $916.70 per Right. Holders of Class 6 - Existing Subordinated Note Claims have the right, but not the obligation, to participate in the Rights Offering.

         (a) THE RIGHTS. The Debtors will issue to the Holders of the Existing Subordinated Note Claims non-certificated subscription rights entitling the purchase from Neenah, on the Effective Date and incident to and as part of the transactions that comprise the Plan a pro rata share (based on the principal amount of Existing Subordinated Notes held thereby) of Units, consisting of $119.996 million principal amount of Second Secured Notes and Warrants to acquire up to 42.81% of the shares of New ACP Common Stock on a fully diluted basis as of the Effective Date. The Rights will not be transferable separate from the Existing Subordinated Notes that give rise to them, although such Rights may be exercised by an affiliate of the Holder of Existing Subordinated Notes. The Warrants for New ACP Common Stock will be contributed by ACP to NFC, and by NFC to Neenah immediately before such Distribution.

         (b) FRACTIONAL RIGHTS. No fractional Rights will be issued. The principal amount of Second Secured Notes available for purchase by a Holder of Existing Subordinated Note Claims will be rounded up or down to the nearest $1,000 in principal amount with a corresponding increase or reduction in Warrants. Any over-subscription occurring as a result of such rounding will be eliminated by a reduction of Rights pro rata among the Holders of Existing Subordinated Note Claims exercising their Rights. Any amount of Second Secured Notes and Warrants not subscribed to as a result of such rounding will be pooled and purchased in blocks of $1,000 by the Standby Purchasers.

         (c) RIGHTS PERIOD. The Rights Offering will commence by announcement and mailing of the Subscription Materials as soon as practicable following the circulation of the Disclosure Statement and will expire on the Rights Exercise Deadline. After the Rights Exercise Deadline, unexercised Rights will be null and void. The Debtors will not be obligated to honor any purported exercise of Rights received by the Subscription Agent after the Rights Exercise Deadline, regardless of when the documents relating to such exercise were sent.

         (d) SUBSCRIPTION PRICE. The Subscription Price will be $916.70 per Right exercised, payable in Cash. Payments may only be made in accordance with procedures set forth in the Subscription Materials. The Subscription Materials will be delivered to the Holders of Existing Subordinated Note Claims as soon as practicable following the circulation of Disclosure Statement.

         (e) TRANSFER RESTRICTION; REVOCATION. THE RIGHTS ARE NOT TRANSFERABLE SEPARATE FROM THE EXISTING SUBORDINATED NOTES THAT GIVE RISE TO THEM ALTHOUGH THEY MAY BE EXERCISED BY AN AFFILIATE OF A HOLDER. ONCE A HOLDER OF AN EXISTING SUBORDINATED NOTE CLAIM (OR ITS AFFILIATE) HAS PROPERLY EXERCISED ITS RIGHTS, SUCH EXERCISE WILL NOT BE PERMITTED TO BE REVOKED. UPON SUCH EXERCISE, HOLDERS OF AN EXISTING SUBORDINATED NOTE CLAIM WILL NOT BE PERMITTED TO SELL, TRANSFER, ASSIGN, PLEDGE OR OTHERWISE DISPOSE OF SUCH EXISTING SUBORDINATED NOTES. ANY SUCH TRANSFER OR ATTEMPTED TRANSFER WILL BE NULL AND VOID AND THE DEBTORS WILL NOT TREAT ANY PURPORTED TRANSFEREE AS THE HOLDER OF SUCH EXISTING SUBORDINATED NOTES.

         (f) Pursuant to and as an integral part of the Rights Offering, each Holder of Existing Subordinated Notes exercising its Rights to purchase Units will be subject to a Shareholders Agreement for the benefit of the Standby Purchasers, the Reorganization Debtors and Management. By execution of the Subscription Form and payment of the Subscription Price, those exercising Rights will agree to be bound by the Shareholders Agreement with respect to the shares of New ACP Common Stock underlying the Warrants issued pursuant to the Rights Offering as well as the shares of New ACP Common Stock Distributed to such Holder pursuant to the Plan.

         (g) PROCEDURES FOR EXERCISE OF RIGHTS. Rights issued to Holders of Existing Subordinated Note Claims may only be exercised by such Holders of Existing Subordinated Note Claims or their affiliates to the extent such Holders hold the Existing Subordinated Notes giving rise to the Existing Subordinated Note Claim at such time of exercise. Each Holder of Existing Subordinated Note Claims electing to participate in the Rights Offering must exercise all of such Holder's Rights. Each Holder of Existing Subordinated Note Claims will be able to exercise its Rights by sending the Subscription Form to its Nominee to process the subscription through DTC using ASOP procedures at or prior to the Rights Exercise Deadline, having properly completed and executed the Subscription Form, and tendered the Subscription Price in accordance with procedures set forth in the Subscription Form.

              Upon receipt of the Subscription Materials, Nominees should contact the respective beneficial holders of Existing Subordinated Note Claims as soon as possible to obtain instructions with respect to the Rights. If a beneficial holder so instructs through the Subscription Form, the Nominee should process the subscription and submit the applicable Subscription Price to DTC pursuant to ASOP procedures prior to the Rights Exercise Deadline.

              THE INSTRUCTIONS ACCOMPANYING THE SUBSCRIPTION FORMS SHOULD BE READ CAREFULLY AND FOLLOWED IN DETAIL.

              All questions concerning the timeliness, validity, form and eligibility of any exercise of Rights will be determined by the Debtors, whose determinations will be final and binding. The Debtors, in their sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such times as they may determine, or reject the purported exercise of any Right. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as the Debtors determine, in their sole discretion. Neither the Debtors nor the Subscription Agent will be under any duty to give notification of any defect or irregularity in connection with the submission of subscriptions or incur any liability for failure to give such notification.

         (h) CONDITIONS TO ISSUANCE OF UNITS. None of the Standby Purchasers, nor any exercising Holder of Existing Subordinated Note Claims or any affiliate thereof will be under any obligation, or have any right, to purchase any Units unless and until the Plan has been Confirmed and all conditions to the Effective Date, other than receipt of the proceeds of the Exit Financing, have been satisfied or waived pursuant to the Plan. The Rights are not conditioned on the exercise of any minimum number of Rights by Holders of Existing Subordinated Note Claims. Neenah reserves the right at any time prior to the Rights Exercise Deadline to terminate the Rights Offering if consummation thereof is prohibited by law or applicable regulation.

         (i) NO RECOMMENDATION BY THE DEBTORS REGARDING EXERCISE OF RIGHTS. THIS DISCLOSURE STATEMENT, THE MATERIALS ATTACHED HERETO OR SUBMITTED HEREWITH AND THE SUBSCRIPTION MATERIALS DO NOT CONSTITUTE A RECOMMENDATION BY THE DEBTORS OR ANY OF THEIR RESPECTIVE REPRESENTATIVES, AGENTS, OR PROFESSIONALS, REGARDING WHETHER OR NOT A HOLDER OF EXISTING SUBORDINATED NOTE CLAIMS EXERCISE THE RIGHTS. THE DECISION TO EXERCISE OR NOT EXERCISE THE RIGHTS IS WITHIN THE SOLE DISCRETION OF EACH HOLDER OF EXISTING SUBORDINATED NOTE CLAIMS AND SHOULD BE MADE ON THE BASIS OF SUCH HOLDER'S INDEPENDENT ASSESSMENT OF THE FACTS AND CIRCUMSTANCES. IN THAT REGARD, EACH HOLDER OF EXISTING SUBORDINATED NOTE CLAIMS IS ENCOURAGED TO REVIEW CAREFULLY ALL OF THE MATERIALS INCLUDED HEREWITH, THE MATERIALS THAT WILL BE PROVIDED WITH THE SUBSCRIPTION FORM, AND ANY OTHER MATERIALS DEEMED RELEVANT BY SUCH HOLDER AND TO CONSULT WITH SUCH HOLDER'S OWN FINANCIAL AND LEGAL ADVISORS.

    STANDBY COMMITMENTS

    Neenah has received a commitment from the Standby Purchasers to purchase all of the Second Secured Notes (other than the Second Secured Notes to be issued in respect of the Class 4 - PIK Note Claims) not otherwise acquired by the Noteholders exercising their Rights. Pursuant to the Standby Commitment Agreements, the Standby Purchasers have collectively agreed to provide the Debtors with up to $110 million of financing through the purchase, directly or indirectly, at the Subscription Price, of not only the Units purchasable upon exercise of Rights they hold, but also any and all unsubscribed Units not purchased by other Holders of Existing Subordinated Notes pursuant to the Rights Offering. In connection with that commitment, the Standby Purchasers have been paid 20% of a total commitment fee of $5.5 million with the remaining 80% to be paid upon approval of the terms of the Standby Commitment Agreements by the Bankruptcy Court. The Debtors have also obtained the agreement of the Holders of the PIK Note to exchange the PIK Note for Second Secured Notes pursuant to the Plan. In connection with that agreement, the PIK Note Holders have been paid 20% of a total commitment fee of $250,000, with the remaining 80% to be paid upon approval of the terms of the Standby Commitment Agreements by the Bankruptcy Court.

    The Standby Commitment Agreements include conditions precedent to funding which include the following: (a) the Plan and Confirmation Order are in form and substance consistent with the term sheet attached to the Standby Commitment Letter or otherwise reasonably satisfactory to the Standby Purchasers; (b) the Debtors have not experienced any materially adverse change since March 31, 2003;
(c) execution and delivery of appropriate legal documentation (including indentures related to the new Senior Secured Notes and the New Subordinated Notes, the loan agreement related to the New Revolver and the Term Loan, an intercreditor agreement between the lenders under such loan agreement (the "Lenders") and the holders of the new Second Secured Notes, the Warrant Agreement, and the corporate charter and by-laws of ACP Holding and its subsidiaries) in form and substance satisfactory to the Standby Purchasers in their reasonable discretion; (d) all necessary governmental and regulatory approvals are in place; (e) minimum cash and cash equivalents of Reorganized Neenah plus available borrowings under the new Credit Facility of not less than $25 million at the Effective Date; (f) payment of all expenses; (g) issuance of all of the Second Secured Notes and the closing of the New Credit Facility; (h) all representations and warranties made by Neenah (and its subsidiaries and affiliates) contained in the Standby Commitment Agreements and the definitive documents shall be true and correct in all material respects (except those already qualified by a materiality standard which shall be true and correct in all respects) and compliance by Neenah (and its subsidiaries and affiliates) with all covenants contained in the Standby Commitment Agreements and any definitive documentation and (i) Neenah shall not have entered into agreements or documentation with any Standby Purchasers with respect to matters covered in the Standby Commitment Letters except on the same terms nor granted any Standby Purchasers any rights or benefits additional to the rights and benefits granted to all of the Standby Purchasers.

    In addition, the Standby Purchasers can terminate their commitment: (a) in the event of the Debtors' failure to pay the balance of the commitment fee or meet certain filing and other deadlines; (b) if a trustee or examiner is appointed to the Chapter 11 Cases; (c) if the Chapter 11 Cases are converted to cases under Chapter 7 of the Bankruptcy Code; (d) upon breach by Neenah of any material provision of the Standby Commitment Agreement; (e) upon failure or non-occurrence of any conditions precedent of Standby Commitment Agreement; (f) upon submission of a second or amended plan materially adverse to the Standby Purchasers and inconsistent with this Plan or withdrawal of the Plan; (g) upon execution of and/or Neenah seeking approval of a different offering or sale of debt or equity of Reorganized Neenah in excess of $110 million; or (h) upon failure of Neenah and the Subsidiaries to meet a twelve month trailing EBITDA target of $50 million at the end of any fiscal month prior to the Effective Date.

    NEW SUBORDINATED NOTES

    The New Subordinated Notes are unsecured senior subordinated notes in the aggregate principal amount of $100 million due on the tenth anniversary of the Effective Date, but no later than September 30, 2013 issued by Reorganized Neenah and guaranteed by the Subsidiary Guarantors. This description of the New Subordinated Notes does not purport to be complete and is subject to and qualified in its entirety by the terms of the New Subordinated Notes Indenture.

         (a) AMOUNT AND STRUCTURE. Reorganized Neenah will issue $100 million principal amount of New Subordinated Notes. The New Subordinated Notes are governed by the New Subordinated Notes

              Indenture and are contractually subordinated to the New Credit Facility and the Second Secured Notes, and the liens and guarantees thereof.

         (b) INTEREST RATES. The New Subordinated Notes will be entitled to interest at a fixed per annum rate payable semi-annually on January 1 and July 1 equal to 13%, of which up to 8% may be paid in kind, at the option of Reorganized Neenah. Interest will begin accruing on the Effective Date. If the Effective Date is later than September 30, 2003, then interest will accrue from September 30, 2003 on an as and when issued basis, but in any event, no interest shall be paid prior to the Effective Date.

         (c) MATURITY AND AMORTIZATION. The New Subordinated Notes will have no fixed or formula-driven (i.e. cash flow sweep) required amortization payment and will mature on the tenth anniversary of the Effective Date, but no later than September 30, 2013.

         (d) PREPAYMENTS. Reorganized Neenah and its permitted assigns may redeem the New Subordinated Notes, in whole or in part, at any time, during the 12-month period commencing September 30 of the years set forth below at the redemption prices set forth below (expressed in percentages of principal amount) plus accrued and unpaid interest, if any, to the redemption date:

      YEAR                   REDEMPTION PRICE
----------------             ----------------
       1                         103%
       2                         102%
       3                         101%
4 and thereafter                 100%

         (e) CHANGE OF CONTROL PUT. Upon the occurrence of a change of control, each holder of New Subordinated Notes shall have the right to require Reorganized Neenah to repurchase all or any part of such holder's New Subordinated Notes at a purchase price in Cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase.

         (f) RANKING. The New Subordinated Notes will: be general unsecured senior subordinated obligations of Reorganized Neenah; rank junior in right of payment to all senior debt of Reorganized Neenah, including the obligations under the New Credit Facility and the Second Secured Notes; except as otherwise provided under the Plan, rank pari passu in right of payment with all existing and future general unsecured claims against Reorganized Neenah and any future senior subordinated indebtedness of Reorganized Neenah; and rank senior in right of payment to all subordinated obligations of Reorganized Neenah.

              The senior subordinated subsidiary guarantee of each Subsidiary Guarantor will: rank junior in right of payment to all senior debt of such Subsidiary Guarantor, including its guarantees of the obligations under the New Credit Facility and the Second Secured Notes; rank pari passu in right of payment with all existing and future general unsecured claims against Reorganized Neenah and any future senior subordinated indebtedness of such Subsidiary Guarantor; and rank senior in right of payment to all subordinated obligations of such Subsidiary Guarantor.

              The New Subordinated Notes will be effectively subordinated in right of payment to any secured indebtedness of Reorganized Neenah to the extent of the value of and the perfection of the liens on the assets serving as collateral for such secured indebtedness. The New Subordinated Notes will be contractually subordinated to any and all amounts payable under or in respect of the New Credit Facility and the Second Secured Notes, or any refinancing or replacements thereof, including all principal of, premium, if any, accrued interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to Neenah whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees, in respect of the New Credit Facility and the Second Secured Notes, and all other indebtedness of the Reorganized Debtors whether outstanding on the Effective Date or thereafter incurred, unless in the instrument creating or evidencing the same or following which the same is outstanding it is expressly provided that such obligations are not superior in right of payment to the New Subordinated Notes.

              As of September 30, 2003 after giving pro forma effect to the Confirmation of the Plan, Reorganized Neenah and the Subsidiary Guarantors are projected to have total senior debt of approximately $188.9 million, consisting of: (i) $29.1 million outstanding under the revolver portion of the New Credit Facility, excluding an additional $1.1 million of outstanding letters of credit; (ii) $22.0 million outstanding under the term loan portion of the New Credit Facility; (iii) $133.13 million face amount of Second Secured Notes, excluding the original issue discount of $11.1 million; (iv) $4.7 million of capital lease obligations; and
              (v) $0.02 million of other debt. The New Subordinated Notes will be subordinated in right of payment to such senior debt.

         (g) CERTAIN COVENANTS. The New Subordinated Notes Indenture will contain certain affirmative and negative covenants (but not financial covenants) that will limit, among other things, the Reorganized Debtors' ability to: pay dividends or make distributions, redeem capital stock or membership interests or make certain other restricted payments or investments; incur additional indebtedness; merge, consolidate or sell all or substantially all of their assets; create any consensual limitation on the ability of Reorganized Neenah's subsidiaries to pay dividends, make loans or transfer property to Reorganized Neenah; sell assets, including capital stock of the Reorganized Subsidiaries; create liens on assets; enter into certain transactions with affiliates; and engage in unrelated business. These covenants are subject to important exceptions and qualifications which will be contained in the New Subordinated Notes Indenture.

         (h) REGISTRATION. Holders of Existing Subordinated Notes for whom a resale exemption under the Securities Act is not otherwise available will be entitled to certain registration rights.

    NEW ACP COMMON STOCK

    The New ACP Common Stock has rights and terms substantially similar to the existing ACP common stock. The Holders of New ACP Common Stock are entitled to one vote per share on all matters to be voted upon by stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the Holders of New ACP Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of a liquidation, dissolution or winding up of Reorganized ACP, the Holders of New ACP Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The New ACP Common Stock has no preemptive or conversion rights or other subscription rights except as provided under the Shareholders Agreement. There are no redemption or sinking provisions applicable to the New ACP Common Stock. The shares of New ACP Common Stock to be issued under the Plan will be fully paid and nonassessable. The Standby Purchasers and the Holders of Existing Subordinated Notes for whom a resale exemption under the Securities Act is not otherwise available will be entitled to certain registration rights with respect to the New ACP Common Stock issuable upon exercise of the Warrants. Pursuant to and as an integral part of the Plan each holder of new ACP Common Stock (or Warrants exercisable for New ACP Common Stock) will be subject to a Shareholders Agreement for the benefit of the Standby Purchasers, the Reorganized Debtors and Management, as more fully described in the section of the Disclosure Statement titled "Means for Implementation of the Plan - Corporate Governance, Directors, Officers and Corporate Action." This description of the New ACP Common Stock does not purport to be complete and is subject to and qualified in its entirety by Reorganized ACP's certificate of incorporation and bylaws and by the provisions of applicable Delaware law.

    WARRANTS

    Incident to and as part of the transactions that comprise the Plan, Warrants to acquire New ACP Common Stock will be issued (a) to purchasers of Second Secured Notes pursuant to the Rights Offering and/or Standby Commitment Agreements and (b) in partial satisfaction of the PIK Note Claims. Warrants to acquire up to 42.81% of the New ACP Common Stock on a fully diluted basis as of the Effective Date will be issued pursuant to the Rights Offering and/or the Standby Commitment Agreements and Warrants to acquire up to 4.69% of the New ACP Common Stock on a fully diluted basis as of the Effective Date will be issued in partial satisfaction of the PIK Note Claims. While the Warrants will be distributed as part of a Unit, together with the Second Secured Notes, the Warrants are detachable and may trade separately from the Second Secured Notes. The Warrants will be subject to the Shareholders Agreement described in the section of the Disclosure Statement titled "Means for Implementation of the Plan
- Corporate Governance, Directors, Officers and Corporate Action." For further information relating to the transferability of the Warrants see the section of the Disclosure Statement titled "Certain Other Legal Considerations." The Warrants will expire 10 years from the date of issuance and will have an exercise price of

$0.01 per share. This description of the Warrants does not purport to be complete and is subject to and qualified in its entirety by the terms of the Warrants Agreement pursuant to and as an integral part of the Plan.

     MANAGEMENT COMPENSATION PLANS

     In order to effectively incentivize Management to work towards a successful reorganization and a timely emergence from Chapter 11 and to align the interests of Management and the equity holders of the Reorganized Debtors, the following Management Compensation Plans will be implemented by the Reorganized Debtors as of the Effective Date.

         (a) EMPLOYMENT AGREEMENTS. Under the employment agreements, Management will retain the salary, health (subject to satisfying insurability requirements), 401(k) and other benefits that they were entitled to prior to the Commencement Date, subject to increase on an annual basis as determined by the compensation committee of the boards of directors of the Reorganized Debtors. Annual incentive bonuses will be determined under the Annual Incentive Plan described below. Non-competition and non-solicitation agreements will be signed as part of the employment agreements, which will apply during a period of three years for the CEO and two years for the CFO and other Management of the Reorganized Debtors, in each case, after termination.

         (b) SEVERANCE PLANS. If any member on the Reorganized Debtors' Management team is terminated (including constructive termination as further described below) other than for Cause (as defined below) he will be entitled to certain severance arrangements. Such severance payments will be calculated based on a multiple of such executive's base salary for the year in which the termination occurs. The multiples range from 2.70 to 1.88 times, depending on title. Severance payments will be made bi-weekly in accordance with normal payroll practices over the duration of the executive's severance period (i.e., a number of years equal to the executive's multiple). Any such terminated executive will also be entitled to health benefits (subject to satisfying insurability requirements) and outplacement services until the earlier of the end of the severance period or the receipt of comparable benefits on reemployment.

             Cash severance payments are not subject to mitigation or reduction upon reemployment or otherwise. For the purposes of the Severance Plans, "Cause" is to be defined as: (i) the executive's willful breach of, or gross negligence or malfeasance in the performance of, his duties under his employment agreement; (ii) any material insubordination by the executive with respect to carrying out the reasonable instructions of the boards of directors of the Reorganized Debtors; (iii) the conviction for, or the entering of a guilty plea or plea of nolo contendere with respect to, a felony, the equivalent thereof or other crime with respect to which imprisonment of more than one year is a possible punishment or which is expected to result in significant economic or reputational injury to the Reorganized Debtors or both (such determination to be made by the board of directors of Reorganized Neenah in its reasonable judgment) ("Significant Injury"); (iv) the executive's breach of a fiduciary obligation to or improper disclosure of a confidence of the Reorganized Debtors or breach of any confidentiality or non-competition obligations; or (v) any act of moral turpitude or willful misconduct by the executive which (1) is intended to result in personal enrichment of the executive or any related person at the expense of the Reorganized Debtors or (2) is reasonably expected to result in Significant Injury.

             The maximum total Cash cost of the severance benefits, which would be payable if all nine participants are terminated without Cause by the Reorganized Debtors, is approximately $3.7 million, based on fiscal 2003 salary rates.

         (c) CHANGE OF CONTROL AGREEMENTS. Each executive's employment agreement will also provide that such executive is eligible to receive a lump sum Cash payment upon termination, other than for Cause, within 180 days after the occurrence of a Change of Control. For purposes of establishing entitlement to such payments, a Change of Control will be deemed to have occurred if: (i) any Person, Entity or group, other than a Holder of Existing Subordinated Notes, a Standby Purchaser or Holder of the PIK Note, or their respective affiliates (each a "Permitted Holder"), shall own directly or indirectly, beneficially or of record, greater than 50% of the equity of the Reorganized Debtors on a fully diluted basis, (ii) a Permitted Holder shall own directly or indirectly, beneficially or of record, 66-2/3% or more of the equity of the Reorganized Debtors on a fully diluted basis; or (iii) after the first fully distributed public offering of voting stock of any of the Reorganized Debtors (1) any Person, Entity or group other than the Permitted Holders shall own directly or indirectly, beneficially or of record, a percentage of the issued and outstanding voting stock of the Reorganized Debtors, on a fully diluted basis, having ordinary voting power in excess of the percentage then owned, directly or indirectly, beneficially and of record, on a fully diluted basis, by the Permitted Holders, or (2) a majority of the seats on the boards of directors (except in the case of any vacancy for 30 days or less resulting from the death or resignation of any director) shall at any time be occupied by persons who were neither
             (A) nominated by the Permitted Holders nor (B) appointed by directors so nominated.

             Cash payments under the Change of Control Agreements will vary depending on title and are based upon a multiple of base salary at the time of the Change of Control. The multiples range from 3.38 to
             1.88 times base salary. Termination upon a Change of Control shall be deemed to include constructive termination by way of a material change in position, authority, duties, responsibilities or status which results in or reflects a material diminution of scope or importance, material reduction in base pay or annual bonus target, reduction in the aggregate level of benefits, failure of any Reorganized Debtor to nominate the CEO to be a member of the board of directors of any of the Reorganized Debtors or unreasonable relocation of primary employment. The Reorganized Debtors may be liable for certain additional amounts under the employment agreements to the extent that the change of control payments result in an excise tax being payable under Code Section 4999. Payments pursuant to the Change of Control Agreements are not subject to mitigation or reduction upon reemployment or otherwise. In addition to the lump sum cash payments which an executive will receive upon termination following a Change of Control, such executive shall also be entitled to the continuation of health benefits (subject to satisfying insurability requirements) and out placement services on the same basis as provided pursuant to the severance arrangements; such benefits and services are subject to mitigation upon reemployment and receipt of comparable benefits. Payments made upon termination following a Change of Control as described herein are in lieu of any severance payments described herein that would otherwise be payable following such termination.

             The maximum total Cash cost of the benefits payable to all nine participants if all nine are terminated following a Change of Control is approximately $4.1 million, based on fiscal 2003 salary rates. The transactions contemplated by the Plan will not trigger awards and payments under the Change of Control Agreements.

         (d) ANNUAL INCENTIVE PLAN. Under the Debtors' current Annual Incentive Plan, which will continue following the Effective Date, subject to the changes outlined below, Management and certain other specified employees will receive annual performance awards if the Reorganized Debtors reach certain EBITDA targets set by the boards of directors of the Reorganized Debtors at the beginning of each fiscal year. The bonus paid will equal (i) 50% of the target bonus amount for each individual should the Reorganized Debtors reach 85% of the EBITDA target, (ii) 100% of the target bonus on reaching 100% of the target EBITDA and (iii) 200% of the target bonus on reaching 120% of the target EBITDA. Target bonuses range from 2.0% to 35.0% of base salary depending upon job responsibility. The bonus will be payable within ten (10) business days of the boards of directors approval of the Reorganized Debtors' audited financial statements. Presently, only Deeter and Neenah are projected to have any incentive earnings under the existing plan. Expected payout will be approximately $90K for Deeter (for 25 people) and approximately $300K for Neenah (for 230 people).

             In addition, a one time aggregate incremental $450,000 emergence bonus will be paid to Management upon the Effective Date.

             For 2004 and beyond, the executives and certain other specified employees will receive annual performance awards upon achieving certain milestones, including EBITDA targets, debt reduction targets and other certain criteria as determined from time to time by the compensation committee of the board of directors of Reorganized Neenah. Target bonus as a percentage of salary for each member of Management will be consistent with historical levels. Target levels, timing of payments and other terms and conditions of the annual incentive plan will be determined by the compensation committee of the board of directors of Reorganized Neenah.

         (e) MANAGEMENT EQUITY INCENTIVE PLAN. A new Management Equity Incentive Plan will be established on the Effective Date, pursuant to which Management will receive restricted shares which represent

             5% of the New ACP Common Stock on a fully diluted basis as of the Effective Date. The restricted shares issued pursuant to the Management Equity Incentive Plan will be 25% vested upon grant and the balance will vest on an annual straight-line basis over the ensuing three years subject to acceleration on a Change of Control (as defined above), termination (other than for Cause) or an event that triggers tag-along or drag-along rights described below. The Management Equity Incentive Plan will also provide that a pool of options for an additional 5% of New ACP Common Stock be reserved for future grants as determined by the compensation committee of the new board of directors of Reorganized ACP. The Management Equity Incentive Plan will provide Management with certain tag-along and drag-along rights with respect to any transaction involving a sale of 50% or more of the equity of the Reorganized Debtors on a fully diluted basis, or a sale of substantially all of the assets, or a merger or other transaction having similar effect in a single transaction or a series of transactions to the same party and the same anti-dilution protection that holders of Second Secured Notes will receive with respect to the Warrants, including pre-emptive rights.

         (f) COMPENSATION REVIEW. The compensation committee of the board of directors of Reorganized Neenah will agree to complete a formal review of overall senior management compensation within the first six months after the Effective Date, although the board of directors is not be under any obligation to hire outside consultants. The purpose of this review is to determine the competitiveness of Neenah's overall senior management compensation relative to comparable businesses.

         (g) ALTERNATIVE MANAGEMENT COMPENSATION ARRANGEMENTS. The Debtors reserve the right to implement the Management Compensation Plans by executing the agreements prior to the Commencement Date of the Chapter 11 Cases or by Filing a motion to have the Bankruptcy Court approve such Management Compensation Plans before the Confirmation of the Plan. In addition, in the event the Debtors do not obtain a sufficient number of votes from Impaired Classes to confirm the Plan, the Debtors may seek approval of certain additional management compensation plans, including a retention plan that will provide incentives to Management and additional key employees to remain with the Debtors during the pendency of the Chapter 11 Cases.

TRANSACTIONS REQUIRED BY THE PLAN

     Any transactions required by the Plan shall be implemented in accordance with Article IV of the Plan. The description in Article IV.M of the Plan of the organizational and ownership structures, governance, and assets and liabilities of the Reorganized Debtors assumes that any transactions required to implement the Plan have been completed.

     REORGANIZED ACP

         (a) ORGANIZATION. On the Effective Date, the following classes of rights and interest in Reorganized ACP shall be created: New ACP Common Stock and Warrants. On or as soon as reasonably practicable after the Effective Date, the New ACP Common Stock and Warrants shall be distributed in accordance with the terms of the Plan.

         (b) ASSETS AND LIABILITIES OF REORGANIZED ACP. On the Effective Date, Reorganized ACP will own all of the assets of ACP (including the NFC common stock) free and clear of any liens, claims, and encumbrances (except for liens, if any, granted under the Plan).

         (c) GOVERNANCE OF REORGANIZED ACP. On and after the Effective Date, the business and affairs of Reorganized ACP will be managed by and under the direction of Reorganized ACP's board of directors as set forth in Article IV.B of the Plan.

     REORGANIZED NFC

         (a) ORGANIZATION. On the Effective Date, Reorganized ACP will receive and own all of the NFC common stock, free and clear of any liens, claims, and encumbrances (except for liens, if any, granted under the Plan).

         (b) ASSETS AND LIABILITIES OF REORGANIZED NFC. On the Effective Date, Reorganized NFC will own its own assets and the assets of NFC (including all of the issued and outstanding common stock of Reorganized Neenah), free and clear of any liens, claims, and encumbrances (except for liens, if any, granted to secure the New Credit Facility or the Second Secured Notes, or as otherwise provided in the Plan).

         (c) GOVERNANCE OF REORGANIZED NFC. On and after the Effective Date, the business and affairs of Reorganized NFC will be managed by and under the direction of Reorganized NFC's board of directors as set forth in Article IV.B of the Plan.

     REORGANIZED NEENAH

         (a) ORGANIZATION. On the Effective Date, Reorganized NFC will retain and own all of the issued and outstanding common stock of Reorganized Neenah, free and clear of any liens, claims, and encumbrances (except for liens, if any, granted to secure the New Credit Facility or the Second Secured Notes, or as otherwise provided in the Plan).

         (b) ASSETS AND LIABILITIES OF REORGANIZED NEENAH. On the Effective Date, Reorganized Neenah will own its own assets and the assets of Neenah (including, but not limited to, Neenah's Interests in the Subsidiaries) free and clear of any liens, claims, and encumbrances (except for liens granted to secure the New Credit Facility or the Second Secured Notes, or as otherwise provided in the Plan).

         (c) GOVERNANCE OF REORGANIZED NEENAH. On and after the Effective Date, the business and affairs of Reorganized Neenah will be managed by and under the direction of Reorganized Neenah's board of directors as set forth in Article IV.B of the Plan.

     THE REORGANIZED SUBSIDIARIES

         (a) ORGANIZATION. On the Effective Date, Reorganized Neenah will retain and own all of the common stock of its direct Subsidiaries, free and clear of any liens, claims, and encumbrances (except for liens granted to secure the New Credit Facility or the Second Secured Notes, or as otherwise provided in the Plan).

         (b) ASSETS AND LIABILITIES OF THE REORGANIZED SUBSIDIARIES. On the Effective Date, the Reorganized Subsidiaries will own their own assets and the assets of the Subsidiaries (including, but not limited to, their equity interests in their subsidiaries) free and clear of any liens, claims, and encumbrances (except for liens granted to secure the New Credit Facility or the Second Secured Notes, or as otherwise provided in the Plan). Specifically, reorganized Advanced Cast Products, Inc. shall own all of the equity interests in its subsidiaries Belcher Corporation and Peerless Corporation; reorganized Mercer Forge Corporation shall own all of the equity interests in A&M Specialties, Inc.; and reorganized Dalton Corporation shall own all of the equity interests in Dalton Corporation, Warsaw Manufacturing Facility; Dalton Corporation, Ashland Manufacturing Facility; Dalton Corporation, Kendallville Manufacturing Facility and Dalton Corporation, Stryker Machining Facility.

         (c) GOVERNANCE OF THE REORGANIZED NEENAH SUBSIDIARIES. On and after the Effective Date, the business and affairs of the Reorganized Neenah Subsidiaries will be managed by and under the direction of the Reorganized Neenah Subsidiaries' boards of directors as set forth in Article IV.B of the Plan.

METHOD OF DISTRIBUTION UNDER THE PLAN AND ALLOWANCE OF CERTAIN CLAIMS

     SOURCES OF CASH FOR PLAN DISTRIBUTIONS

     Except as otherwise provided in the Plan or the Confirmation Order, all Cash necessary for the Reorganized Debtors to make payments under the Plan shall be obtained from existing Cash balances, borrowings under the New Credit Facility and the issuance by Neenah of the Second Secured Notes.

     ALLOWANCE OF CERTAIN CLAIMS

     The Existing Credit Facility Claims, PIK Note Claims and the Existing Subordinated Note Claims shall be deemed Allowed.

     DISTRIBUTIONS FOR CLAIMS OR INTERESTS ALLOWED AS OF THE EFFECTIVE DATE

     Except as otherwise provided herein or as ordered by the Bankruptcy Court, Distributions to be made on account of Claims that are Allowed as of the Effective Date shall be made on or as reasonably practicable after the Effective Date; provided, however, that General Unsecured Claims shall only be paid in the ordinary course of the Debtors' business. Any Distribution to be made pursuant to the Plan shall be deemed to have been made on the

Effective Date if such Distribution is made on the Effective Date or as soon thereafter as is practicable. Any payment or Distribution required to be made under the Plan on a day other than a Business Day shall be made on the next succeeding Business Day. Distributions on account of Claims that first become Allowed Claims after the Effective Date shall be made pursuant to Articles II and III of the Plan as soon as practicable after such Claims are Allowed, but shall be deemed to have been made on the Effective Date. Notwithstanding the date on which any Distribution of Plan Securities is made to a Holder of a Claim or Interest that is an Allowed Claim or Allowed Interest on the Effective Date, as of the date of the Distribution of such Plan Securities, such Holder shall be deemed to have the rights of a Holder of such Plan Securities distributed as of the Effective Date.

     INTEREST ON CLAIMS

     Unless otherwise specifically provided for in the Plan or Confirmation Order, or required by applicable bankruptcy law, post-petition interest shall not accrue or be paid on any Claims other than Non-Tax Priority Claims, Existing Credit Facility Claims and PIK Note Claims, and no Holder of any other Claim shall be entitled to interest accruing on or after the Commencement Date on any such Claim.

     DISTRIBUTIONS BY THE REORGANIZED DEBTORS

     The Reorganized Debtors or the Disbursing Agent shall make all Distributions required to be distributed under the Plan. However, Distributions on account of Existing Subordinated Note Claims shall be made to the Notes Trustee acting as agent for Neenah. The Reorganized Debtors may employ or contract with other Entities to assist in or make the Distributions required by the Plan.

     DELIVERY OF DISTRIBUTIONS AND UNDELIVERABLE OR UNCLAIMED DISTRIBUTIONS

         (a) DELIVERY OF DISTRIBUTIONS IN GENERAL. Distributions to Holders of Allowed Claims and Allowed Interests shall be made at the addresses set forth in the records of the Debtors or the Notes Trustee.

         (b) UNDELIVERABLE AND UNCLAIMED DISTRIBUTIONS.

             (i) HOLDING AND INVESTMENT OF UNDELIVERABLE AND UNCLAIMED DISTRIBUTIONS. If the Distribution to any Holder of an Allowed Claim is returned to the Disbursing Agent as undeliverable or is otherwise unclaimed, no further Distributions shall be made to such Holder unless and until the Disbursing Agent is notified in writing by the Holder of such Holder's then current address. Upon such an occurrence, the Distribution shall be made as soon as practicable after such Distribution has become deliverable.

             (ii) FAILURE TO CLAIM UNDELIVERABLE DISTRIBUTIONS. Any Holder of an Allowed Claim or Interest entitled to an undeliverable or unclaimed Distribution that does not assert a claim by providing notice of such Holder's correct address to the Reorganized Debtors and Disbursing Agent, pursuant to the notice provisions set forth in Article X.G of the Plan, within one (1) year after the Effective Date shall be deemed to have forfeited its claim for such undeliverable or unclaimed Distribution and shall be forever barred and enjoined from asserting any such claim for an undeliverable or unclaimed Distribution against any of the Debtors or their Estates, the Reorganized Debtors, or their property. In such cases, any Cash for Distribution on account of such claims for undeliverable or unclaimed Distributions shall become the property of the Estates free of any restrictions thereon and notwithstanding any federal or state escheat laws to the contrary. Any Plan Securities, including New Subordinated Notes, New ACP Common Stock, Second Secured Notes or Warrants held for Distribution on account of such Claim shall be cancelled and of no further force or effect. Nothing contained in the Plan shall require any Disbursing Agent or the Reorganized Debtors to attempt to locate any holder of an Allowed Claim.

     DE MINIMIS AND FRACTIONAL DISTRIBUTIONS

     No Cash payment of less than five dollars ($5.00) shall be made by the Reorganized Debtors on account of any Allowed Claim, unless a specific request therefor is made in writing by the Holder of such Claim pursuant to the notice provisions set forth in Article X.G of the Plan. In the event a Holder of an Allowed Claim is entitled to a Cash Distribution that is not a whole dollar number, the actual payment or issuance made will reflect a rounding of such fractional portion of such Distribution down or up to the nearest whole dollar, but in any case not to result in a Cash Distribution that exceeds any allowable total Distribution authorized by the Plan.

     ALLOCATION OF PLAN DISTRIBUTIONS BETWEEN PRINCIPAL AND INTEREST

     To the extent that any Allowed Claim entitled to a Distribution under the Plan is comprised of indebtedness and accrued and unpaid pre-petition interest thereon, such Distribution shall, for U.S. federal income tax purposes, be allocated to the principal amount of the Claim first and then, to the extent the fair market value of the consideration exceeds the principal amount of the Claim, to the portion of such Claim representing accrued and unpaid interest.

     MEANS OF CASH PAYMENT

     Cash Payments, made pursuant to the Plan, shall be in U.S. dollars and shall be made by the means agreed to by the payor or the payee, or in the absence of agreement, at the option and in the sole discretion of the Reorganized Debtors, by (a) checks drawn on or (b) wire transfers from a domestic bank selected by the Reorganized Debtors. Cash payments to foreign creditors may be made, at the option of the Reorganized Debtors, in such funds and by such means as are necessary or customary in a particular foreign jurisdiction.

     WITHHOLDING AND REPORTING REQUIREMENTS

     In connection with the Plan and all Distributions thereunder, the Reorganized Debtors shall comply with all tax withholding and reporting requirements imposed by any U.S. federal, state or local or non-U.S. taxing authority, and all Distributions hereunder shall be subject to any such withholding and reporting requirements. The Reorganized Debtors shall be authorized to take any and all actions that may be necessary or appropriate to comply with such withholding and reporting requirements. Notwithstanding any other provision of the Plan, (a) each Holder of an Allowed Claim that is to receive a Distribution pursuant to the Plan shall have sole and exclusive responsibility for the satisfaction and payment of any tax obligations imposed by any governmental unit, including income, withholding and other tax obligations, on account of such Distribution, and (b) the Disbursing Agent reserves the option, in its discretion, to not make a Distribution to or on behalf of such Holder pursuant to the Plan unless and until such Holder has made arrangements satisfactory to the Disbursing Agent for the payment and satisfaction of such tax obligations or has, to the Disbursing Agent's satisfaction, established an exemption therefrom. Any Distributions to be made pursuant to the Plan shall, pending the implementation of such arrangements, be treated as undeliverable pursuant to Article V.F of the Plan.

     SETOFFS

     The Debtors or the Reorganized Debtors may, pursuant to Section 553 of the Bankruptcy Code or applicable nonbankruptcy law, but shall not be required to, set off against any Claim and the payments or other Distributions to be made pursuant to the Plan in respect of such Claim, Cause of Actions, or claims of any nature whatsoever that the Debtors or the Reorganized Debtors may have against the Holder of such Claim that is not released under Article IX of the Plan without seeking further approval or order from the Bankruptcy Court or otherwise; provided, however, that neither the failure to do so nor the Allowance of any Claim hereunder shall constitute a waiver or release by the Debtors or the Reorganized Debtors of any such Claim or Causes of Action that the Debtors or the Reorganized Debtors may have against such Holder except as otherwise provided in Article IX of the Plan.

     SURRENDER OF INSTRUMENTS OR SECURITIES

     As a condition precedent to receiving any Distribution pursuant to the Plan on account of an Allowed Existing Subordinated Note Claim or PIK Note Claim, each Holder of a certificated note or instrument representing such Claim shall tender the Existing Subordinated Notes or PIK Note, as applicable, to the Notes Trustee or the Reorganized Debtors, as applicable, unless waived in writing by the Notes Trustee or the Reorganized Debtors, pursuant to the notice provisions contained in Article X.G of the Plan. Distributions will be made to Holders of Allowed Existing Subordinated Note Claims and PIK Note Claims who surrender such instruments or securities, irrespective of the fact that such Holders may be different from the Holders on the Record Date entitled to vote to accept or reject the Plan. It is a condition precedent to the Holders of Existing Subordinated Note Claims receiving any Distribution pursuant to the Plan that the Existing Subordinated Notes shall have been received by the Notes Trustee as agent of Neenah or irrevocably electronically tendered. Any Plan Securities, including any New Subordinated Notes, New ACP Common Stock, Rights, Second Secured Notes or Warrants to be distributed pursuant to the Plan on account of any such Claims shall, pending such surrender, be treated as an undeliverable Distribution pursuant to Article V.F of the Plan.

     FAILURE TO SURRENDER INSTRUMENTS

     Any Holder of a certificated note or instrument evidencing an Existing Subordinated Note Claims or PIK Note Claims that fails to surrender or is deemed to have failed to surrender the applicable Existing Subordinated Notes or PIK Note required to be tendered hereunder within one (1) year after the Effective Date shall have its Claim and its Distribution pursuant to the Plan on account of such Existing Subordinated Notes or PIK Note discharged and shall be forever barred from asserting any such Claim against the Reorganized Debtors or their property. In such cases, Cash or Plan Securities held for Distribution on account of such Claim shall be disposed of pursuant to Article V.F of the Plan.

     LOST, STOLEN, MUTILATED OR DESTROYED PLAN SECURITIES

     Any Holder of an Allowed Claim or Interest on account of any certificated instrument, security, or other documentation cancelled pursuant to Article IV.C of the Plan that has been lost, stolen, mutilated or destroyed, shall, in lieu of surrendering such instrument, security or other documentation: (a) deliver to the Disbursing Agent (i) an affidavit of loss reasonably satisfactory to the Disbursing Agent (and, in the case of an Existing Subordinated Note, to the Note Trustee) setting forth the unavailability of such instrument, security, or other document, and (ii) such additional security or indemnity as may reasonably be required by the Reorganized Debtors and the Disbursing Agent to hold the Reorganized Debtors and the Disbursing Agent (and, in the case of the Existing Subordinated Notes, the Note Trustee) harmless from any damages, liabilities or costs incurred in treating such individual as a Holder of an Allowed Claim or Interest; and (b) satisfy any other requirements under the Existing Subordinated Notes Indentures, any certificate of incorporation or bylaw, or any other relevant document. Upon compliance with Article V.L of the Plan by a Holder of a Claim or Interest evidenced by such instrument, security or other documentation, such Holder shall, for all purposes under the Plan, be deemed to have surrendered such instrument, security or other documentation.

RESOLUTION OF DISPUTED CLAIMS AND INTERESTS

     Except as otherwise provided in the Plan, Holders of Claims and Interests shall not be required to File a proof of claim or proof of interest, and no parties should File a proof of claim or proof of interest. Instead, except as otherwise provided in the Plan, the Debtors intend to make Distributions in accordance with the books and records of the Debtors. Unless disputed by a Holder of a Claim, the amount set forth in the books and records of the Debtors shall constitute the amount of the Allowed Claim of such Holder. If any such Holder of a Claim disagrees with the Debtors' books and records with respect to the Allowed amount of such Holder's Claim, such Holder must so advise the Debtors in writing, in which event the Claim will be a Disputed Claim. The Debtors intend to attempt to resolve any such disputes consensually or through judicial means outside the Bankruptcy Court. Nevertheless, the Debtors may, in their discretion, file with the Bankruptcy Court (or any other court of competent jurisdiction) an objection to the allowance of any Claim or any other appropriate motion or adversary proceeding with respect thereto. All such objections will be litigated to Final Order; provided, however, that the Debtors may compromise and settle, withdraw or resolve by any other method approved by the Bankruptcy Court, any objections to Claims.

     Any Debtor may, at any time, request that the Bankruptcy Court estimate any contingent or unliquidated Claim pursuant to Section 502(c) of the Bankruptcy Code, regardless of whether such Debtor has previously objected to such Claim or whether the Bankruptcy Court has ruled on any such objection, and the Bankruptcy Court will retain jurisdiction to estimate any Claim at any time during litigation concerning any objection to any Claim, including during the pendency of any appeal related to any such objection. In the event the Bankruptcy Court estimates any contingent or unliquidated Claim, that estimated amount will constitute either the Allowed Amount of such Claim or a maximum limitation on such Claim, as determined by the Bankruptcy Court. If the estimated amount constitutes a maximum limitation on such Claim, the Debtors may elect to pursue any supplemental proceedings to object to any ultimate payment on such Claim. All of the aforementioned objection, estimation and resolution procedures are cumulative and are not necessarily exclusive of one another. Claims may be estimated and thereafter resolved by any permitted mechanism.

     Under the Bankruptcy Code, an indenture trustee may file a proof of claim on behalf of all holders of securities issued under an indenture. The Notes Trustee is hereby deemed to File such a Claim on behalf of Holders of Existing Subordinated Note Claims and such Claim is deemed Allowed. Accordingly, any proof of claim Filed by the direct, indirect, or beneficial Holder of an Existing Subordinated Note is disallowed under the Plan as duplicative of the Claim of the Note Trustee.

TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES

     ASSUMPTION OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES

     Immediately prior to the Effective Date, all executory contracts or unexpired leases of the Reorganized Debtors, not the subject of a pending objection or pleading seeking to reject or otherwise contesting the executory contract or unexpired lease, are hereby assumed in accordance with the provisions and requirements of Sections 365 and 1123 of the Bankruptcy Code. Entry of the Confirmation Order by the Bankruptcy Court shall constitute approval of such assumptions and rejections pursuant to Sections 365(a) and 1123 of the Bankruptcy Code. Each executory contract and unexpired lease assumed pursuant to the Plan shall revest in and be fully enforceable by the Reorganized Debtors in accordance with its terms, except as modified by the provisions of the Plan, or any order of the Bankruptcy Court authorizing and providing for its assumption or applicable federal law.

     CURE OF DEFAULTS OF ASSUMED EXECUTORY CONTRACTS AND UNEXPIRED LEASES

     Any monetary amounts by which each executory contract and unexpired lease to be assumed pursuant to the Plan is in default shall be satisfied, by payment of the default amount in Cash in the ordinary course or on such other terms as the parties to such executory contracts or unexpired leases may otherwise agree. In the event of a dispute regarding: (a) the amount of any cure payments, (b) the ability of the Reorganized Debtors or any assignee to provide "adequate assurance of future performance" (within the meaning of Section 365 of the Bankruptcy Code) under the contract or lease to be assumed, or (c) any other matter pertaining to assumption, the Debtors intend to attempt to resolve any such disputes consensually or through judicial means outside the Bankruptcy Court. Nevertheless, the Debtors in their discretion, may file with the Bankruptcy Court (or any other court of competent jurisdiction) an objection to any matter pertaining to the assumption. All such objections shall be litigated to Final Order, provided, however that the Debtors may compromise and settle, withdraw or resolve by any other method approved by the Bankruptcy Court, any such objections. In the event of such a dispute, the cure payments required by
Section 365(b)(1) of the Bankruptcy Code shall be made in the ordinary course following the entry of a Final Order resolving the dispute and approving the assumption; provided, however, that based on the Bankruptcy Courts' resolution of any such dispute, the applicable Debtor or Reorganized Debtor shall have the right, within 30 days of the entry of such Final Order and subject to approval of the Bankruptcy Court pursuant to Section 365 of the Bankruptcy Code, to reject the applicable executory contract or unexpired lease.

     INDEMNIFICATION OF DIRECTORS, OFFICERS AND EMPLOYEES

     The obligations of the Debtors to indemnify any Person or Entity serving at any time on or prior to the Effective Date as one of their directors, officers or employees by reason of such Person's or Entity's service in such capacity, or as a director, officer or employee of any other corporation or legal entity, to the extent provided in the Debtors' constituent documents, or by a written agreement with the Debtors, or pursuant to applicable general corporation law, each as applicable, shall be deemed and treated as executory contracts that are assumed by the Reorganized Debtors pursuant to the Plan and Section 365 of the Bankruptcy Code as of the Effective Date. Accordingly, such indemnification obligations shall be treated as General Unsecured Claims and shall not be Impaired and are unaffected by entry of the Confirmation Order, irrespective of whether such indemnification is owed for an act or event occurring before or after the Commencement Date.

     COMPENSATION AND BENEFIT PROGRAMS

     Except as otherwise expressly provided under the Plan and the Management Compensation Plans, all employment and severance policies, and all compensation and benefit plans, policies, and programs of the Debtors applicable to their employees, retirees and non-employee directors or members of the boards of directors, including, without limitation, all savings plans, retirement plans, healthcare plans, disability plans, severance benefit plans, incentive plans, and life, accidental death and dismemberment insurance plans are treated as executory contracts under the Plan and on the Effective Date will be assumed pursuant to the provisions of Sections 365 and 1123 of the Bankruptcy Code.

     DIRECTORS AND OFFICERS

     All directors' and officers' liability insurance policies maintained by the Debtors are hereby assumed. Entry of the Confirmation Order on the docket by the Bankruptcy Court shall constitute approval of such assumptions pursuant to subsection 365(a) of the Bankruptcy Code. The Reorganized Debtors shall maintain for a period of not less than six years from the Effective Date coverage for the individuals covered, as of the Commencement Date, by such policies at levels and on terms no less favorable to such individuals than the terms and levels provided for under the policies assumed pursuant to the Plan.

CONFIRMATION AND CONSUMMATION OF THE PLAN

     THE CONFIRMATION HEARING

     The Bankruptcy Court will schedule a hearing on the Confirmation of the Plan. At that hearing the Bankruptcy Court will consider whether the Plan satisfies the various requirements of the Bankruptcy Code, including whether the Plan is feasible and whether the Plan is in the best interests of the Holders Claims or Interests in the Debtors. At that time, the Debtors will submit a report to the Bankruptcy Court concerning the votes for acceptance or rejection of the Plan by the parties entitled to vote thereon.

     Section 1128(b) of the Bankruptcy Code provides that any party in interest may object to Confirmation of the Plan. Any objection to Confirmation of the Plan must be made in writing and filed with the Bankruptcy Court and served on all required parties by the objection deadlines set by the Bankruptcy Court. Unless an objection to Confirmation is timely served and filed, it may not be considered by the Bankruptcy Court.

     At the Confirmation Hearing, the Bankruptcy Court shall determine whether the requirements of Section 1129 of the Bankruptcy Code have been satisfied. If so, the Bankruptcy Court shall enter the Confirmation Order. The Debtors believe that the Plan satisfies or will satisfy the applicable requirements, as follows:
(a) the Plan complies with the applicable provisions of the Bankruptcy Code; (b) the Debtors, as Plan proponents, will have complied with the applicable provisions of the Bankruptcy Code; (c) the Plan has been proposed in good faith and not by means forbidden by law; (d) any payment made or promised under the Plan for services or for costs and expenses in, or in connection with, the Chapter 11 Cases, or in connection with the Plan and incident to the Chapter 11 Cases, has been disclosed to the Bankruptcy Court, and any such payment made before the Confirmation of the Plan is reasonable, or if such payment is to be fixed after the Confirmation of the Plan, such payment is subject to the approval of the Bankruptcy Court as reasonable; (e) with respect to each Impaired Class, either each Holder of a Claim or Interest of such Impaired Class has accepted the Plan, or will receive or retain under the Plan on account of such Claim or Interest, property of a value, as of the Effective Date, that is not less than the amount that such Holder would receive or retain if the Debtors were liquidated on such date under Chapter 7 of the Bankruptcy Code; (f) at least one Impaired Class has accepted the Plan, determined without including any acceptance of the Plan by any insider holding a Claim of such Impaired Class;
(g) Confirmation of the Plan is not likely to be followed by the liquidation, or the need for further financial reorganization, of the Debtors or any successor to the Debtors under the Plan, unless such liquidation or reorganization is proposed in the Plan; (h) all fees of the type described in 28 U.S.C. Section 1930, including the fees of the United States Trustee will be paid as of the Effective Date.

     ACCEPTANCE OR REJECTION OF THE PLAN

         (a) CLASSES ENTITLED TO VOTE

     Each Impaired Class of Claims that will receive or retain property or any interest in property under the Plan is entitled to vote to accept or reject the Plan. By operation of law, each Class of Claims or Interests that is not Impaired is deemed to have accepted the Plan and, therefore, is not entitled to vote. Because Holders of Impaired Claims and Interests in Classes that are not entitled to receive or retain any property under the Plan are presumed to have rejected the Plan, they are not entitled to vote.

         (b) ACCEPTANCE BY IMPAIRED CLASSES

     An Impaired Class of Claims will have accepted the Plan if the Holders of at least two-thirds in amount and more than one-half in number of the Allowed Claims in the Class actually voting have voted to accept the Plan, in each case not counting the vote of any Holder designated under section 1126(e) of the Bankruptcy Code.

         (c) ELIMINATION OF CLASSES

     Any Class that does not contain any Allowed Claims or Interests or any Claims or Interests temporarily allowed for voting purposes under Federal Rule of Bankruptcy Procedure 3018, as of the date of the commencement of the Confirmation Hearing, will be deemed not included in the Plan for purposes of
(i) voting to accept or reject the Plan and (ii) determining whether such Class has accepted or rejected the Plan under section 1129(a)(8) of the Bankruptcy Code.

         (d) NONCONSENSUAL CONFIRMATION

     The Bankruptcy Court may confirm the Plan over the dissent of any Impaired Class if all of the requirements for consensual confirmation under subsection 1129(a), other than subsection 1129(a)(8), of the Bankruptcy Code and for nonconsensual confirmation under subsection 1129(b) of the Bankruptcy Code have been satisfied.

     To obtain non-consensual confirmation of the Plan under a procedure commonly known as "cramdown," it must be demonstrated to the Bankruptcy Court that the Plan "does not discriminate unfairly" and is "fair and equitable" with respect to each impaired, nonaccepting class. The Bankruptcy Code provides a non-exclusive definition of the phrase "fair and equitable." The Bankruptcy Code establishes tests for determining what is "fair and equitable" for secured creditors, unsecured creditors and equity holders, as follows:

             (i) SECURED CREDITORS. Either (1) each impaired secured creditor retains its liens securing its secured claim and receives on account of its secured claim deferred cash payments having a present value equal to the amount of its allowed secured claim, (2) each impaired secured creditor realizes the "indubitable equivalent" of its allowed secured claim, or (3) the property securing the claim is sold free and clear of liens, with such liens to attach to the proceeds of the sale and the treatment of such liens with respect to such proceeds as provided in clause (1) or (2).

             (ii) UNSECURED CREDITORS. Either (1) each impaired unsecured creditor receives or retains, under the plan, property of a value equal to the amount of its allowed claim or (2) the holders of claims and interests that are junior to the claims of the dissenting class will not receive any property under the Plan.

             (iii) INTERESTS. Either (1) each holder of an equity interest will receive or retain, under the Plan, property of a value equal to the greatest of the fixed liquidation preference to which such holder is entitled, the fixed redemption price to which such holder is entitled, or the value of the interest or (2) the holder of an interest that is junior to the non-accepting class will not receive or retain any property under the Plan.

     The Debtors reserve the right to pursue the Plan without having previously obtained sufficient acceptances of the Plan from all Classes of Impaired Claims and Interests. In such case, the Debtors may request confirmation of the Plan under Section 1129(b) of the Bankruptcy Code notwithstanding that such Class or Classes did not accept the Plan. The Debtors believe that the Plan may be confirmed pursuant to the above-described "cramdown" procedure, over the dissent of such Class or Classes, in view of the treatment proposed for such Class.

     CONDITIONS TO CONFIRMATION

     The Plan shall not be Confirmed unless and until the Confirmation Order is in form and substance satisfactory to the Debtors and shall provide among other things that:

         (a) The Debtors and the Reorganized Debtors are authorized to take all actions necessary or appropriate to enter into, implement and consummate the Plan, the Plan Securities, contracts, instruments, releases, leases, indentures and other agreements or documents created in connection with the Plan.

         (b) The provisions of the Confirmation Order are nonseverable and mutually dependent.

         (c) The Section 1145 exemption under the Bankruptcy Code applies to the New Subordinated Notes, New ACP Common Stock, Rights, Second Secured Notes and Warrants except to the extent that any Holders of such Plan Securities are "underwriters," as that term is defined in
             Section 1145 of the Bankruptcy Code.

         (d) All Persons and Entities shall be permanently enjoined from enforcing or attempting to enforce any contractual, legal and equitable subordination right satisfied, compromised or settled as per Article IX.H of the Plan.

     CONDITIONS PRECEDENT TO EFFECTIVE DATE

     The Effective Date shall not occur and the Plan shall not become effective unless and until the following conditions have been satisfied in full or waived by the Debtors:

         (a) The Confirmation Order shall have been entered and become a Final Order in form and substance reasonably satisfactory to the Debtors.

         (b) The New Certificate of Incorporation of ACP shall have been filed with the appropriate authority in accordance with such jurisdiction's corporation laws.

         (c) All actions, documents and agreements necessary to implement the Plan shall have been effected or executed.

         (d) The New Credit Facility shall have been obtained and shall be in full force and effect, available to the Reorganized Debtors for immediate wire and shall have not expired or otherwise terminated.

         (e) The Standby Commitment Agreements shall be in full force and effect, all conditions precedent have been met or waived and shall not have terminated.

         (f) Noteholders, pursuant to the Rights Offering and/or the Standby Purchasers, pursuant to the Standby Commitment Agreements, shall have subscribed to acquire the Second Secured Notes and paid the Subscription Price therefor in an amount equal to $110 million.

         (g) The Management Compensation Plans shall have been validly executed and delivered by the parties thereto.

     WAIVER OF CONDITIONS

     Except as noted below, waiver by the Debtors of any of the conditions precedent to Confirmation of the Plan or the occurrence of the Effective Date set forth in Article VIII.B or Article VIII.C, respectively, of the Plan shall be in their sole and absolute discretion and may be effected at any time, with the consent of the Standby Purchasers (which consent shall not be unreasonably withheld or delayed) but without notice to any other third parties or any other formal action or court approval. Upon the waiver of any conditions to the Effective Date set forth in Article VIII.C of the Plan, and subject to the satisfaction in full of each of the remaining conditions set forth in such Article, the Plan shall become effective in accordance with its terms without notice to third parties or any other formal action. The failure to satisfy or waive any condition to the Effective Date may be asserted by the Debtors regardless of the circumstances giving rise to the failure of the condition to be satisfied. The failure to exercise any of the foregoing rights shall not be deemed a waiver of any other rights, and each such right shall be deemed an ongoing right that may be asserted at any time by the Debtors and the Reorganized Debtors.

     CONSEQUENCES OF NON-OCCURRENCE OF EFFECTIVE DATE

     If the Confirmation Order is vacated for whatever reason, the Plan shall be null and void in all respects and nothing contained in the Plan or the Disclosure Statement shall (i) constitute a waiver or release of any Claims against or Interests in any of the Debtors, (ii) prejudice in any manner the rights of the Holder of any Claim or Interest in any of the Debtors, or (iii) constitute an admission, acknowledgement, offer, release or undertaking by the Debtors in any respect.

EFFECT OF PLAN CONFIRMATION

     DISCHARGE OF CLAIMS AND TERMINATION OF INTERESTS

         (a) Except as provided in the Confirmation Order, pursuant to Section 1141(d) of the Bankruptcy Code, the rights afforded under the Plan and the treatment of Claims and Interests under the Plan shall be in exchange for and in complete satisfaction, settlements, discharge and release of all Claims and termination of all Interests. Except for the Pass-Through Claims and Interests, or as provided in the Confirmation Order, Confirmation shall (i) discharge the Debtors from all Claims and other debts that arose before the Confirmation Date and all debts of the kind specified in
             Section 502(g), 502(h) or 502(i) of the Bankruptcy Code, whether or not (A) a Claim based on such debt is allowed pursuant to Section 502 of the Bankruptcy Code or (B) the Holder of a Claim based on such debt has accepted the Plan; and (ii) terminate all Interests and other rights of equity security holders in the Debtors.

         (b) As of the Confirmation Date, except for the Pass-Through Claims and Interests or as provided in the Confirmation Order, all Persons and Entities shall be precluded from asserting against the Debtors, the Reorganized Debtors, their successors or their property, any other or further claims, debts, rights, causes of action, liabilities or equity interests based upon any act, omission, transaction or other activity of any nature that occurred prior to the Confirmation Date. In accordance with the foregoing, except for the Pass-Through Claims and Interests or as provided in the Confirmation Order, the Confirmation Order shall be a judicial determination of discharge of all such Claims and other debts and liabilities and rights of equity security holders in the Debtors, pursuant to Sections 524 and 1141 of the Bankruptcy Code, and such discharge shall void any judgment obtained against the Debtors at any time to the extent that such judgment relates to a discharged Claim or Interest.

     INJUNCTION

         (a) Except as otherwise provided in the Plan, all Entities or Persons that have held, hold or may hold Claims against or Interests in the Debtors, other than Pass-Through Claims and Interests, are as of the Effective Date permanently enjoined from taking any of the following actions against any of the Debtors, their Estates, the Reorganized Debtors or any of their property on account of any Claims or causes of action arising from events occurring prior to the Effective Date: (i) commencing or continuing, in any manner or in any place, any action or other proceeding; (ii) enforcing, attaching, collecting or recovering in any manner any judgment, award, decree or order; (iii) creating, perfecting or enforcing any lien or encumbrance; (iv) asserting a setoff, right of subrogation or recoupment of any kind against any debt, liability or obligation due to the Debtors; and (v) commencing or continuing, in any manner or in any place, any action that does not comply with or is inconsistent with the provisions of the Plan; provided, however, that nothing contained herein shall preclude such Persons from exercising their rights pursuant to and consistent with the terms of the Plan.

         (b) Except for the Pass-Through Claims and Interests, by accepting Distributions pursuant to the Plan, each Holder of an Allowed Claim or Interest will be deemed to have specifically consented to the injunctions set forth in Article IX.B of the Plan.

     RELEASES

         (a) RELEASES BY THE DEBTORS. As of the Effective Date, for good and valuable consideration, the adequacy of which is hereby confirmed, the Debtors and the Reorganized Debtors in their individual capacities and as Debtors-in-Possession, shall forever release, waive and discharge all claims, interests, obligations, suits, judgments, damages, demands, debts, rights, causes of action and liabilities (other than the rights of the Debtors or the Reorganized Debtors to enforce the Plan and the contracts, instruments, releases, indentures and other agreements or documents delivered thereunder) whether direct or derivative, liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then existing or thereafter arising, in law, equity or otherwise that are based in whole or in part on any act, omission, transaction, event or other occurrence taking place on or prior to the Effective Date in any way relating to (i) the Debtors, (ii) the Reorganized Debtors, (iii) the parties released pursuant to Article IX.C of the Plan, (iv) the Offering Memorandum, (v) any act taken or omitted to be taken on or after the Commencement Date, (vi) the Disclosure Statement, the Plan, and the documents necessary to effectuate the Plan, (vii) the solicitation of acceptances and rejections of the Plan, (viii) the solicitation of the Mutual Releases, (ix) the Chapter 11 Cases, (x) the Rights Offering, (xi) the exercise of rights or fulfillment of obligations under the Standby Commitment Agreements, (xii) the administration of the Plan, (xiii) the property to be Distributed under the Plan, or (xiv) any contract, instrument, release or other agreement or document created or entered into in connection with the Plan or the Chapter 11 Cases, and that could have been asserted by or on behalf of the Debtors, their Estates or the Reorganized Debtors against each of (i) the current and former directors, officers and employees of the Debtors (other than for money borrowed from or owed to the Debtors or their Subsidiaries by any such directors, officers or employees as set forth in the Debtors' books and records) and the Debtors' agents, and Professionals; (ii) the Senior Secured Lenders other than any such party that has affirmatively rejected the Mutual Releases on its Ballot; (iii) CVC and each other Holder of PIK Note other than any such party that has affirmatively rejected the Mutual Releases on its Ballot; (iv) the Noteholders other than any such party that has affirmatively rejected the Mutual Releases on its Ballot; (v) the ACP Interest Holders other than any party who has not affirmatively agreed to participate in the Mutual Releases; (vi) the Standby Purchasers who are not Noteholders and who have agreed in writing to mutual releases, the terms and conditions of which mirror those of the Mutual Releases; and (vii) the respective affiliates and current and former representatives, officers, directors, employees, agents, members, direct and indirect shareholders, advisors, and professionals of the foregoing; provided, that nothing herein shall release any obligation of the Debtors or Reorganized Debtors to indemnify their current and former directors, officers employees, agents or representatives under their organizational documents, bylaws, employee-indemnification policies, state law, or any other agreement. This release in no way applies to any Causes of Action possessed by the Debtors or Reorganized Debtors against Holders of Pass-Through Claims or Interests.

         (b) MUTUAL RELEASES BY HOLDERS OF CLAIMS AND INTERESTS. As of the Effective Date, in exchange for accepting consideration pursuant to the Plan, each Holder of an Existing Credit Facility Claim, a PIK Note Claim or an Existing Subordinated Note Claim that votes to accept the Plan and has not affirmatively rejected the Mutual Releases on its Ballot and each Holder of ACP Interests that has affirmatively agreed to participate in the Mutual Releases shall forever release, waive and discharge all claims, interests, obligations, suits, judgments, damages, demands, debts, rights, causes of action and liabilities whether direct or derivative, liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then existing or thereafter arising, in law, equity or otherwise that are based in whole or in part on any act, omission, transaction, event or other occurrence taking place on or prior to the Effective Date in any way relating to (i) the Debtors, (ii) the Reorganized Debtors,
             (iii) the parties released pursuant to Article IX.C of the Plan,
             (iv) the Offering Memorandum, (v) any act taken or omitted to be taken on or after the Commencement Date, (vi) the Disclosure Statement, the Plan, and the documents necessary to effectuate the Plan, (vii) the solicitation of acceptances and rejections of the Plan, (viii) the solicitation of the Mutual Releases, (ix) the Chapter 11 Cases, (x) the Rights Offering, (xi) the exercise of rights or fulfillment of obligations under the Standby Commitment Agreements, (xii) the administration of the Plan, (xiii) the property to be Distributed under the Plan, or (xiv) any contract, instrument, release or other agreement or document created or entered into in connection with the Plan or the Chapter 11 Cases, against each of (i) the Debtors, their Estates and the Reorganized Debtors, (ii) the current and former directors, officers and employees of the Debtors (other than Claims or Interests unrelated to the Debtors) and the Debtors' agents and Professionals; (iii) the Senior Secured Lenders other than any such party who has affirmatively rejected the Mutual Releases on its Ballot; (iv) CVC and each Holder of PIK Note other than any such party that has affirmatively rejected the Mutual Releases on its Ballot; (v) the Noteholders other than any such party that has affirmatively rejected the Mutual Releases on its Ballot; (vi) the ACP Interest Holders other than any party who has not affirmatively agreed to participate in the Mutual Releases; (vii) the Standby Purchasers who are not Noteholders and who have agreed in writing to mutual releases, the terms and conditions of which mirror those of the Mutual Releases; and (viii) the respective affiliates and current and former representatives, officers, directors, employees, agents, members, direct and indirect shareholders, advisors, and professionals of the foregoing; provided, that nothing herein shall release: (1) any obligation of the Debtors or Reorganized Debtors to indemnify their current and former directors or officers employees, agents or representatives under their organizational documents, bylaws, employee-indemnification policies, state law, or any other agreement; or (2) Holders of any Pass-Through Claims or Interests.

             The Debtors do not believe that they have any Causes of Action against any of the Entities or Persons to be released under the Plan. Moreover, the Debtors believe that the releases are warranted under the circumstances. The Debtors' officers, directors and employees all share an identity of interest with the Debtors such that a suit against them would be, in essence, a suit against the Debtors and/or would deplete assets of the Debtors. The releases are an integral part of the Plan and, hence, are necessary to the continued success of the Reorganized Debtors. Finally, the Plan provides a Distribution to Holders of Claims against in the Debtors in exchange for the releases.

     EXCULPATION AND LIMITATION OF LIABILITY

     Neither the Debtors, their Estates, the Reorganized Debtors, the Noteholders, the Standby Purchasers nor any of their respective present or former officers, directors, shareholders, employees, advisors, attorneys or agents acting in such capacity or their respective affiliates, shall have or incur any liability to, or be subject to any right of action by, the Debtors or any Holder of a Claim or an Interest, or any other party in interest, or any of their respective agents, shareholders, employees, representatives, financial advisors, attorneys or affiliates, or any of their successors or assigns, for any act or omission in connection with, relating to, or arising out of, (a) the Offering Memorandum, (b) any act taken or omitted to be taken on or after the Commencement Date, (c) the Disclosure Statement, the Plan, and the documents necessary to effectuate the Plan, (d) the solicitation of acceptances and rejections of the Plan,

(e) the solicitation of the Mutual Releases, (f) the Chapter 11 Cases, (g) the Rights Offering, (h) the exercise of rights or fulfillment of obligations under the Standby Commitment Agreements, (i) the administration of the Plan, (j) the property to be Distributed under the Plan, (k) or any contract, instrument, release or other agreement or document created or entered into in connection with the Plan or the Chapter 11 Cases, and in all respects shall be entitled to rely reasonably upon the advice of counsel with respect to their duties and responsibilities under the Plan; provided, that nothing herein shall exculpate the Debtors or the Reorganized Debtors from any obligation to indemnify its current and former directors, officers, employees, agents or representatives under its organizational documents, bylaws, employee-indemnification policies, state law, or any other agreement.

     INJUNCTION RELATED TO RELEASES AND EXCULPATION

     The Confirmation Order will permanently enjoin the commencement or prosecution by any Entity or Person, whether directly, derivatively or otherwise, of any Claims, Interests, obligations, suits, judgments, damages, demands, debts, rights, causes of action or liabilities released pursuant to the Plan.

     PRESERVATION OF CAUSES OF ACTION; SETTLEMENT OF CAUSES OF ACTION

     The Debtors are currently investigating whether to pursue potential Causes of Action against other parties, Persons or Entities. Under the Plan, the Reorganized Debtors retain all rights on behalf of the Debtors and the Post-Confirmation Estates to commence and pursue any and all Causes of Action (under any theory of law, including, without limitation, the Bankruptcy Code, and in any court or other tribunal including, without limitation, in an adversary proceeding filed in the Debtors' Chapter 11 Cases) discovered in such investigation to the extent the Reorganized Debtors deem appropriate, other than any Causes of Action against the Released Parties, as all such Causes of Action have been released by the Debtors under Article IX.C of the Plan. Potential Causes of Action, other than any Causes of Action against the Released Parties, currently being investigated by the Debtors, which may but need not (if at all) be pursued by the Debtors prior to the Effective Date and by the Reorganized Debtors after the Effective Date to the extent warranted include, without limitation, (i) the potential Claims and Causes of Action set in this section of the Disclosure Statement titled "Preservation Causes of Action; Settlement of Causes of Action" and (ii) Preference Actions.

         (a) CAUSES OF ACTION SUMMARY

             (i) BELCHER SALE: Neenah sold the assets of Belcher Corporation on December 24, 2003 to BFRE Properties, L.L.C. The Debtors retain all causes of action related to or arising from this transaction, against BFRE Properties, L.L.C. and any other appropriate third party relating thereto.

             (ii) All causes of action relating to any of the matters set forth in the section of this Disclosure Statement titled "Certain Factors to be Considered - Pending Litigation" and "Certain Factors to be Considered - Environmental Liabilities," and all potential counter-claims or cross-claims relating thereto.

             (iii) In addition, subject to the releases and exculpation provisions herein, potential Causes of Action which may be pursued by the Debtors prior to the Effective Date and by the Reorganized Debtors after the Effective Date, also include, without limitation the following:

                   (1) any other Causes of Action, whether legal, equitable or statutory in nature, arising out of, or in connection with the Debtor's businesses or operations, including, without limitation, the following: possible claims against vendors, landlords, sublessees, assignees, customers or suppliers for warranty, indemnity, back charge/set-off issues, overpayment or duplicate payment issues and collections/accounts receivables matters; deposits or other amounts owed by any creditor, lessor, utility, supplier, vendor, landlord, sublessee, assignee, or other Entity; employee, management or operational matters; claims against landlords, sublessees and assignees arising from the various leases, subleases and assignment agreements relating thereto, including, without limitation, claims for overcharges relating to taxes, common area maintenance and other similar charges; financial reporting; environmental, and product liability matters; actions against insurance carriers relating to coverage, indemnity or other matters; counterclaims and defenses relating to notes or other obligations; contract or tort claims which may exist or subsequently arise; and

                   (2) any and all avoidance claims (including, without limitation, Preference Actions) pursuant to any applicable section of the Bankruptcy Code, including, without limitation Sections 544, 545, 547, 548, 549, 550, 551, 553(b) and/or 724(a) of the Bankruptcy Code, arising from any transaction involving or concerning the Debtors.

     In addition, there may be numerous other Causes of Action which currently exist or may subsequently arise that are not set forth herein or in the Cause of Action Summary because the facts upon which such Causes of Action are based are not currently or fully known by the Debtors and, as a result, cannot be raised during the pendency of the Chapter 11 Cases. The failure to list any such Unknown Cause of Action in the Cause of Action Summary is not intended to limit the rights of the Reorganized Debtors to pursue any Unknown Cause of Action to the extent the facts underlying such Unknown Cause of Action subsequently become fully known to the Debtors other than in respect of the Released Parties.

     The potential net proceeds from the Causes of Action identified in the Causes of Action Summary or which may subsequently arise or be pursued, are speculative and uncertain and therefore no value has been assigned to such recoveries. The Debtors and the Reorganized Debtors do not intend, and it should not be assumed that because any existing or potential Causes of Action have not yet been pursued by the Debtors or are not set forth herein, that any such Causes of Action have been waived.

     Unless Causes of Action against a Person or Entity are expressly waived, relinquished, released, compromised or settled in the Plan or any Final Order including as described above with respect to the Released Parties, the Debtors expressly reserve all Causes of Action and Unknown Causes of Action, including the Causes of Action described herein and in the Causes of Action Summary as well as any other Causes of Action or Unknown Causes of Action, for later adjudication and therefore, no preclusion doctrine, including, without limitation, the doctrines of res judicata, collateral estoppel, issue preclusion, claim preclusion, estoppel (judicial, equitable or otherwise) or laches shall apply to such Causes of Action upon or after the confirmation or consummation of the Plan. In addition, the Debtors expressly reserve the right to pursue or adopt any claims alleged in any litigation in which the Debtors are a defendant or an interested party, including the litigation described in the section of the Disclosure Statement titled "Certain Factors to be Considered - Pending Litigation," against any Person or Entity, including, without limitation, the plaintiffs and co-defendants in such lawsuits.

     Except as otherwise provided in the Plan or in any contract, instrument, release, indenture or other agreement entered into in connection with the Plan, in accordance with Section 1123(b)(3) of the Bankruptcy Code, any claims, rights, and Causes of Action that the respective Debtors, or Estates may hold against any Person or Entity, including but not limited to those Causes of Action listed in the Causes of Action Summary, shall vest in the Reorganized Debtors, and the Reorganized Debtors shall retain and may exclusively enforce, as the authorized representatives of the respective Estates and Post-Confirmation Estates, any and all such claims, rights or Causes of Action. The Reorganized Debtors (a) may pursue any and all such claims, rights, or Causes of Action, as appropriate, in accordance with the best interests of the Reorganized Debtors, and (b) shall have the exclusive right, authority, and discretion to institute, prosecute, abandon, settle, or compromise any and all such claims, rights, and Causes of Action without the consent or approval of any third party and without any further order of court.

     INTERCOMPANY CLAIMS

     On the Effective Date, and to the extent not otherwise modified pursuant to the Plan, each Reorganized Debtor shall retain all rights and obligations relating to Intercompany Claims that it may have against any other Reorganized Debtor. Such Intercompany Claims, as of the Petition Date, are as follows:

         INTERCOMPANY CLAIMS OWED TO OR FROM NEENAH AS OF MARCH 31, 2003

                                                     CLAIM OWED           CLAIM OWED
        NEENAH DIRECT SUBSIDIARY                     TO NEENAH            BY NEENAH
----------------------------------------           --------------       -------------
Deeter                                             $ 3,887,154.71
Mercer                                             $ 3,625,192.42
Advanced Cast Products                             $13,114,228.69
Dalton                                             $17,105,716.21
Gregg                                              $ 9,294,388.42
                                                   --------------       -------------
Total Intercompany Claims Owed to Neenah           $47,026,680.45

Neenah Transport, Inc.                                                  $1,111,486.35
                                                                        -------------
Total Claims Owed by Neenah                                             $1,111,486.35
                                                                        -------------

Net Total Claims Owed to Neenah                    $45,915,194.10
                                                   ==============       =============

     TERMINATION OF SUBORDINATION RIGHTS AND SETTLEMENT OF RELATED CLAIMS

     The classification and manner of satisfying all Claims and Interests and the respective Distributions and treatments under the Plan take into account and/or conform to the relative priority and rights of the Claims and Interests in each Class in connection with any contractual, legal and equitable subordination right relating thereto whether arising under general principles of equitable subordination, section 510(b) of the Bankruptcy Code or otherwise, and any and all such rights are settled, compromised and released pursuant to the Plan. The Confirmation Order shall permanently enjoin all Persons and Entities from enforcing or attempting to enforce any such contractual, legal and equitable subordination right satisfied, compromised and settled in this manner.

CERTAIN OTHER LEGAL CONSIDERATIONS

     REGISTRATION

     The Debtors are relying on section 1145(a)(1) of the Bankruptcy Code to exempt the offer of the Second Secured Notes, Rights, New Subordinated Notes, New ACP Common Stock, and Warrants issued under the Plan, which may be deemed to occur through the solicitation of acceptances of the Plan and the issuance of the Second Secured Notes, Rights, New Subordinated Notes, New ACP Common Stock, and Warrants pursuant to the Plan, from the registration requirements of the Securities Act.

     To the extent that the offer and sale of Plan Securities are not exempt from registration under section 1145(a)(1), the Debtors are also relying upon the exemptions from the registration requirements of the Securities Act provided by Section 3(a)(9) with respect to the Rights and New Subordinated Notes and
Section 4(2) of the Securities Act with respect to the Second Secured Notes, Rights, New Subordinated Notes, New ACP Common Stock and Warrants and to the extent applicable, Regulation D promulgated thereunder and, with respect to state securities or Blue Sky Laws, Section 18 of the Securities Act.

     The Debtors are relying on the exemption from the registration requirements of the Securities Act provided by Section 4(2) of the Securities Act with respect to the offer and sale of Second Secured Notes and Warrants to the Standby Purchasers purchasing under the Standby Commitment Agreements, and to the extent applicable, Regulation D promulgated thereunder and, with respect to state securities law or Blue Sky Laws, Section 18 of the Securities Act.

     SECTION 1145(a)(1)

     Section 1145(a)(1) exempts the offer or sale of securities pursuant to a plan of reorganization from the registration requirements of the Securities Act and from registration under state securities laws if the following conditions are satisfied: (a) the securities are issued by a company (a "debtor" under the Bankruptcy Code) (or its affiliates or successors) under a plan of reorganization; (b) the recipients of the securities hold a claim against, an interest in, or a claim for an administrative expense against, the debtor; and
(c) the securities are issued in exchange for the recipients' claim against or interest in the debtor, or principally in such exchange and partly for cash or property. In general, offers and sales of securities made in reliance on the exemption afforded under section

1145(a)(1) of the Bankruptcy Code are deemed to be made in a public offering, so that the recipients thereof, other than underwriters, are free to resell such securities without registration under the Securities Act. In addition, such securities generally may be resold without registration under state securities laws pursuant to various exemptions provided by the respective laws of the several states. However, recipients of Second Secured Notes, Rights, New Subordinated Notes, New ACP Common Stock and Warrants issued under the Plan are advised to consult with their own legal counsel as to the availability of any such exemption from registration under state law in any given instance and as to any applicable requirements or conditions to such availability. It is a condition precedent to Confirmation that the Confirmation Order provides that the section 1145 exemption applies to the Second Secured Notes, Rights, New Subordinated Notes, New ACP Common Stock and Warrants issued under the Plan, except to the extent that any holders of Plan Securities are "underwriters," as that term is defined in Section 1145 of the Bankruptcy Code.

     The exemption from the registration requirements of the Securities Act for resales provided by section 1145(a) is not available to a recipient of Second Secured Notes, Rights, New Subordinated Notes, New ACP Common Stock or Warrants if such individual or entity is deemed to be an "underwriter" with respect to such securities, as that term is defined in section 1145(b) of the Bankruptcy Code. Section 1145(b) of the Bankruptcy Code defines the term "underwriter" as one who (a) purchases a claim with a view toward distribution of any security to be received in exchange for the claim, or (b) offers to sell securities issued under a plan for the holders of such securities, or (c) offers to buy securities issued under a plan from persons receiving such securities, if the offer to buy is made with a view toward distribution, or (d) is a control person of the issuer of the securities.

     Notwithstanding the foregoing, statutory underwriters may be able to sell securities without registration pursuant to Rule 144 under the Securities Act (subject, however, to any resale limitations contained therein) which, in effect, permits the resale of securities (including those securities received by statutory underwriters pursuant to a chapter 11 plan), subject to applicable volume limitations, notice and manner of sale requirements and certain other conditions. Recipients of Second Secured Notes, Rights, New Subordinated Notes, New ACP Common Stock and Warrants under the Plan who believe they may be statutory underwriters as defined by section 1145 of the Bankruptcy Code are advised to consult with their own counsel as to the availability of the exemption provided by Rule 144. The Rights issued under the Plan are not transferable by their terms separate from the Existing Subordinated Notes that give rise to them, except to the extent that they may be exercised by one or more of the affiliates of the Holder of such Existing Subordinated Notes. See below "Potential Trading Restrictions."

     The Section 1145(a)(1) exemption will not exempt the offer or sale of Second Secured Notes and Warrants under the Standby Commitment Agreements.

     SECTION 3(a)(9)

      Section 3(a)(9) provides that the registration requirements of the Securities Act will not apply to "any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange." Although
Section 3(a)(9) does not apply to securities "exchanged" in a Chapter 11 case, the Debtors believe that Section 3(a)(9) exempts offers of securities to existing holders of securities issued by the Debtors that may be deemed to occur prior to commencement of the Chapter 11 Cases.

     SECTION 4(2) AND REGULATION D

     Section 4(2) exempts from the registration requirements of the Securities Act any transaction by an issuer not involving any public offering. Regulation D similarly exempts from the registration provisions under the Securities Act limited offerings of securities to "accredited investors," as such term is defined under Regulation D and offerings to non-accredited investors if such non-accredited investor represents that it is otherwise qualified under Regulation D or under Section 4(2) to purchase securities in an offering not involving a public offering or that it is an investor represented by a qualified "purchaser representative" as such term is defined in Regulation D. The Debtors, through their negotiations with certain creditors and representatives and affiliates thereof, believe that all of the creditors are accredited investors within the meaning of Regulation D. Any creditor may retain, at his, her or its own expense, its own qualified purchaser representative for the purposes of deciding whether or not to approve the Plan. The Debtors will take such steps as are necessary to rely on Regulation D if it is determined that it is necessary to rely on Regulation D.

     POTENTIAL TRADING RESTRICTIONS

     Based on previous informal positions taken by the SEC, the SEC may take the position that the exemption from the registration requirements of the Securities Act under 1145(a) is not available for the offer and/or sale of the Second Secured Notes, New Subordinated Notes, New ACP Common Stock or Warrants due to the solicitation of acceptances of the Plan prior to the filing of the Plan pursuant to Chapter 11. As discussed above, to the extent that the exemption under Section 1145(a) of the Bankruptcy Code is unavailable, the Debtors will seek to rely on exemptions available under Section 3(a)(9) or Section 4(2) under the Securities Act. However, in the event that the Debtors must rely on the exemption available under Section 4(2) (and with respect to certain recipients of New Subordinated Notes and Second Secured Notes, if the Debtors rely on the exemption available under Section 3(a)(9)), the Second Secured Notes, New Subordinated Notes, New ACP Common Stock or Warrants, to be issued pursuant to the Plan on the Effective Date will be deemed to be "restricted securities" within the meaning of the Securities Act and may not be resold unless an exemption under the Securities Act is available or a registration statement is filed and deemed effective. Even if the exemption from registration under section 1145(a)(1) of the Bankruptcy Code is available, Second Secured Notes, New Subordinated Notes, New ACP Common Stock and Warrants, issued under the Plan to persons who are deemed to be underwriters under section 1145(b) of the Bankruptcy Code will be considered restricted securities and therefore may not be resold unless an exemption under the Securities Act is available or a registration statement is filed and declared effective. The Rights issued under the Plan are not transferable by their terms separate from the Existing Subordinated Notes that give rise to them, except to the extent that they may be exercised by one or more of the affiliates of the Holder of such Existing Subordinated Notes.

     If the Second Secured Notes, New Subordinated Notes, New ACP Common Stock and Warrants, are deemed restricted, then the certificates evidencing such Second Secured Notes and New Subordinated Notes will bear a legend substantially in the form below:

         "THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION AND MAY NOT BE SOLD, OFFERED FOR SALE, OR OTHERWISE TRANSFERRED UNLESS REGISTERED OR QUALIFIED UNDER SAID ACT AND APPLICABLE STATE SECURITIES LAWS OR UNLESS NEENAH FOUNDRY COMPANY RECEIVES AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH REGISTRATION OR QUALIFICATION IS NOT REQUIRED."

and the certificates evidencing such New ACP Common Stock and Warrants will bear a legend substantially in the form below:

         "THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION AND MAY NOT BE SOLD, OFFERED FOR SALE, OR OTHERWISE TRANSFERRED UNLESS REGISTERED OR QUALIFIED UNDER SAID ACT AND APPLICABLE STATE SECURITIES LAWS OR UNLESS ACP HOLDING COMPANY RECEIVES AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH REGISTRATION OR QUALIFICATION IS NOT REQUIRED."

     Any holder of a certificate evidencing Second Secured Notes, New Subordinated Notes, New ACP Common Stock and Warrants bearing such legend may present such certificate to the New Notes Trustee or the transfer agent for the Second Secured Notes, New ACP Common Stock and Warrants (as applicable) for exchange for one or more new certificates not bearing such legend or for transfer to a new holder without such legend at such time as (a) such securities are sold pursuant to an effective registration statement under the Securities Act or (b) such holder delivers to the Reorganized Debtors, an opinion of counsel reasonable satisfactory to Reorganized Debtors that such securities may be sold without registration under the Securities Act, in which event the certificate issued to the transferee shall not bear such legend, unless otherwise specified in such opinion.

     GIVEN THE COMPLEX NATURE OF THE QUESTION OF WHETHER A PARTICULAR PERSON OR ENTITY MAY BE AN UNDERWRITER OR AN AFFILIATE, THE DEBTORS MAKE NO
REPRESENTATIONS CONCERNING THE RIGHT OF ANY PERSON TO TRADE IN THE

SECURITIES TO BE ISSUED PURSUANT TO THE PLAN. THE DEBTORS RECOMMEND THAT POTENTIAL RECIPIENTS OF SECOND SECURED NOTES, NEW SUBORDINATED NOTES, NEW ACP COMMON STOCK AND WARRANTS UNDER THE PLAN CONSULT THEIR OWN COUNSEL CONCERNING THE SECURITIES LAWS CONSEQUENCES CONCERNING THE TRANSFERABILITY OF SECOND SECURED NOTES, NEW SUBORDINATED NOTES, NEW ACP COMMON STOCK AND WARRANTS. THE RIGHTS ISSUED UNDER THE PLAN ARE NOT TRANSFERABLE BY THEIR TERMS SEPARATE FROM THE EXISTING SUBORDINATED NOTES THAT GIVE RISE TO THEM, EXCEPT TO THE EXTENT THAT THEY MAY BE EXERCISED BY ONE OR MORE OF THE AFFILIATES OF THE HOLDER OF SUCH EXISTING SUBORDINATED NOTES.

     The foregoing summary discussion is general in nature and has been included in this Disclosure Statement solely for informational purposes. The Debtors make no representations concerning, and do not hereby provide, any opinions or advice with respect to the securities and bankruptcy matters described herein. In light of the uncertainty concerning the availability of exemptions from the relevant provisions of federal and state securities law, the Debtors encourage each creditor and party-in-interest to consider carefully and consult with its own legal advisors with respect to all such matters. Because of the complex, subjective nature of the question of whether a particular holder may be an underwriter, the Debtors make no representation concerning the ability of a Person or Entity to dispose of the securities to be distributed under the Plan.

MISCELLANEOUS PROVISIONS

     EXEMPTION FROM TRANSFER TAXES

     Pursuant to Section 1146(c) of the Bankruptcy Code, (a) the issuance, distribution, transfer or exchange of any debt, equity, Securities or other interest under the Plan; (b) the creation, modification, consolidation or recording of any mortgage, deed of trust, lien, pledge or other security interest; (c) the making, recording or assignment of any lease or sublease; or
(d) the making, recording or delivery of any deed or other instrument of transfer under, in furtherance of, or in connection with, the Plan, including, without limitation, any merger agreements; agreements of consolidation, restructuring, disposition, liquidation or dissolution; deeds; bills of sale; and transfers of tangible property, will not be subject to any stamp tax, recording tax, personal property tax, real estate transfer tax, sales or use tax or other similar tax. Any transfers from the Debtors to the Reorganized Debtors or otherwise pursuant to the Plan shall not be subject to any such taxes, and the Confirmation Order shall direct the appropriate state or local governmental officials or agents to forego the collection of any such tax or governmental assessment and to accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax or governmental assessment. Unless the Bankruptcy Court orders otherwise, any of the foregoing transactions taken on or prior to the Effective Date shall be deemed to have been in furtherance of, or in connection with, the Plan.

     REVOCATION, WITHDRAWAL OR NON-CONSUMMATION

     The Debtors reserve the right to revoke or withdraw the Plan prior to the Confirmation Date and to file subsequent plans of reorganization. If the Debtors revoke or withdraw the Plan, or if the Confirmation Order confirming the Plan shall not be entered or become a Final Order, then (a) the Plan shall be null and void in all respects, (b) any settlement or compromise embodied in the Plan (including the fixing or limiting to an amount certain any Claim or Interest or Class of Claims or Interests), assumption or rejection of executory contracts or leases affected by the Plan, and any document or agreement executed pursuant to the Plan, shall be deemed null and void, and (c) nothing contained in the Plan, and no acts taken in preparation for consummation of the Plan, shall (1) constitute a waiver or release of any Claims by or against, or any Interests in, the Debtors or any other Person, (2) prejudice in any manner the rights of the Debtors or any other Person or Entity, or (3) constitute an admission of any sort by the Debtors or any other Person or Entity or (4) constitute a release of any Causes of Action possessed or maintained by the Debtors.

     AMENDMENT OR MODIFICATION OF THE PLAN

     Subject to Section 1127 of the Bankruptcy Code, and to the extent applicable, Sections 1122, 1123 and 1125 of the Bankruptcy Code, the Debtors reserve the right to alter, amend or modify the Plan, with the consent of the Standby Purchasers (such consent not to be unreasonably withheld or delayed) at any time prior to the Confirmation Date and to seek Confirmation of such modified plan. After the Confirmation Date, but prior to the substantial consummation of the Plan, the Reorganized Debtors may institute proceedings in the Bankruptcy Court to remedy any defect or omission or reconcile any inconsistencies in the Plan. A Holder of a Claim or Interest that has accepted the Plan shall be deemed to have accepted the Plan, as altered, amended or modified, if the proposed alteration, amendment or modification does not adversely change the treatment of the Claim or Interest of such Holder and the votes of such Classes for or against the Plan shall be counted and used in connection with the modified plan of reorganization.

     PLAN SUPPLEMENT

     The Plan Supplement, which shall include certain exhibits, lists, schedules, or documents to be executed in connection with the Plan, shall be filed with the Bankruptcy Court prior to the Confirmation Hearing. Documents included in the Plan Supplement may include the form of the New Certificate of Incorporation and bylaws of Reorganized ACP, the Shareholders Agreement, the New Credit Facility Commitment Letter, the Standby Commitment Agreements, the Second Secured Notes Indenture, the New Subordinated Notes Indenture, the Warrants Agreement, the Management Compensation Plans, and the Forbearance Agreement, which in each case are in form and substance reasonably acceptable to the Standby Purchasers. Upon its filing, the Plan Supplement may be inspected in the office of the clerk of the Bankruptcy Court or its designee during normal business hours. Holders of Claims and Interests may obtain a copy of the Plan Supplement upon written request to the Debtors. The documents contained in the Plan Supplement shall be approved by the Bankruptcy Court pursuant to the Confirmation Order.

     PAYMENT OF STATUTORY FEES

     All fees payable pursuant to 28 U.S.C. Section 1930, as determined by the Bankruptcy Court at the hearing pursuant to Section 1128 of the Bankruptcy Code, shall be paid on or before the Effective Date.

     FURTHER ASSURANCES

     The Debtors, the Reorganized Debtors, all Holders of Claims receiving Distributions under the Plan, and all other parties in interest shall, from time to time, prepare, execute and deliver agreements or documents and take other actions as may be necessary or advisable to effectuate the provisions and intent of the Plan.

     SERVICE OF DOCUMENTS; NOTICE

     Any pleading, notice or other document required by the Plan to be served on or delivered to the Debtors or the Reorganized Debtors shall be sent by first class U.S. mail, postage prepaid to:

         Neenah Foundry Company
         2121 Brooks Avenue
         Neenah, Wisconsin 54957
         Attn: William M. Barrett

     With copies which shall not constitute notice to:

         Pachulski, Stang, Ziehl, Young, Jones & Weintraub P.C.
         919 N. Market Street, 16th Floor
         P.O. 8705
         Wilmington, DE 19899-8705
         Fax: 302-652-4400
         Attn: Laura Davis Jones

     and:

         Kirkland & Ellis
         AON Building
         200 East Randolph Drive
         Chicago, IL 60601-6636
         Fax: 312-861-2200
         Attn: James H. M. Sprayregen, P.C.
         Attn: James W. Kapp III

     and:

         Weil, Gotshal & Manges LLP
         767 Fifth Avenue
         New York, NY 10153
         Fax: 212-310-8007
         Attn: Michael F. Walsh
         Attn: Eric L. Schondorf

Any pleading, notice or other document required by the Plan to be served on or delivered to the Notes Trustee shall be sent by first class U.S. mail, postage prepaid to:

         The Bank of New York
         Corporate Trust Operations
         101 Barclay Street - 7 East
         New York, NY 10286
         Fax: 212-298-1915
         Attn: Kin Lau

     FILING OF ADDITIONAL DOCUMENTS

     On or before the Effective Date, the Debtors may File with the Bankruptcy Court such agreements and other documents as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan.

RETENTION OF JURISDICTION

     Notwithstanding the entry of the Confirmation Order and the occurrence of the Effective Date, the Bankruptcy Court shall retain such jurisdiction over the Chapter 11 Cases after the Effective Date as is legally permissible, including jurisdiction to:

         (a) allow, disallow, determine, liquidate, classify, estimate or establish the priority or secured or unsecured status of any Claim, including the resolution of any request for payment of any Administrative Claim and the resolution of any and all objections to the allowance or priority of Claims, including Claims disputed pursuant to Article VI of the Plan;

         (b) grant or deny any applications for allowance of compensation or reimbursement of expenses including, without limitation, the Fee Claims, pursuant to the Bankruptcy Code or the Plan, for periods ending on or before the Confirmation Date;

         (c) resolve any matters related to the assumption, assumption and assignment, or rejection of any executory contract or unexpired lease to which the Debtors are parties or with respect to which the Debtors may be liable and to hear, determine and, if necessary, liquidate any Claims arising therefrom, including matters disputed pursuant to Article VII.B of the Plan;

         (d) ensure that Distributions to Holders of Allowed Claims and Interests are accomplished pursuant to Article V of the Plan, and resolving any disputes concerning any Distributions contemplated in or relating to Article VI of the Plan;

         (e) decide or resolve any motions, adversary proceedings, contested or litigated matters and any other matters and grant or deny applications involving the Debtors that may be pending on the Effective Date;

         (f) enter such orders as may be necessary or appropriate to implement or consummate the provisions of the Plan and all contracts, instruments, releases, Plan Securities, indentures and other agreements or documents created in connection with the Plan or the Disclosure Statement;

         (g) resolve any cases, controversies, suits or disputes that may arise in connection with the consummation, interpretation or enforcement of the Plan or any Person's or Entity's obligations incurred in connection with the Plan;

         (h) issue injunctions, enter and implement other orders or take such other actions as may be necessary or appropriate to restrain interference by any Person or Entity with consummation or enforcement of the Plan, except as otherwise provided herein;

         (i) resolve any cases, controversies, suits or disputes with respect to the releases, injunction and other provisions contained in Article IX of the Plan and enter such orders as may be necessary or appropriate to implement such releases, injunctions and other provisions;

         (j) enter and implement such orders as are necessary or appropriate if the Confirmation Order is for any reason modified, stayed, reversed, revoked or vacated;

         (k) determine any other matters that may arise in connection with or relate to the Plan, the Disclosure Statement, the Confirmation Order or any contract, instrument, release, indenture or other agreement or document created in connection with the Plan or the Disclosure Statement; and

         (l) enter an order and/or final decree concluding the Chapter 11 Cases.

                 ANTICIPATED EVENTS DURING THE CHAPTER 11 CASES

     The Debtors may commence a bankruptcy case for any reason. If they choose to do so, from and after the Commencement Date, the Debtors will continue to operate their business and manage their properties as Debtors-in-Possession pursuant to Sections 1107 and 1108 of the Bankruptcy Code.

     The Debtors do not expect the Chapter 11 Cases to be protracted. To expedite their emergence from Chapter 11, the Debtors intend to seek, among other things, the relief detailed below from the Bankruptcy Court on the Commencement Date. If granted, this relief will facilitate the administration of the Chapter 11 Cases. There can be no assurance, however, that the Bankruptcy Court will grant the requested relief.

APPLICATIONS FOR RETENTION OF THE DEBTORS' PROFESSIONALS

     The Debtors intend to seek retention of certain Professionals to represent them and assist them in connection with any Chapter 11 Cases. These Professionals were intimately involved with the negotiation and development of the restructuring and the Plan. These Professionals include, among others: (a) Pachulski, Stang, Ziehl, Young, Jones & Weintraub P.C. and Kirkland & Ellis as co-counsel for Debtors and Debtors-in-Possession; and (b) Houlihan Lokey as financial advisor to the Debtors. In addition, the Debtors intend to seek authority to retain certain administrative Professionals to assist in the administration of the Chapter 11 Cases. These include, among others, the Balloting/Solicitation Agent, Voting Agent, Claims Agent and Subscription Agent. The Debtors also intend to seek authority to retain certain professionals to assist with the operation of the Debtors' businesses in the ordinary course; these so-called "ordinary course professionals" will not be involved in the administration of the Chapter 11 Cases.

MOTION TO APPROVE COMBINED DISCLOSURE STATEMENT AND CONFIRMATION HEARING

     The Debtors intend to seek an order scheduling a combined Confirmation Hearing and hearing on this Disclosure Statement at which time the Debtors will seek approval of this Disclosure Statement and Confirmation of the Plan pursuant to Sections 1125, 1128 and 1129 of the Bankruptcy Code on the earliest date which is convenient for the Bankruptcy Court to conduct such hearing. At that time, the Debtors also will request the Bankruptcy Court to approve the pre-petition solicitation of votes on the Plan. Pursuant to the Bankruptcy Rules, the Debtors must provide notice of the hearing to approve this Disclosure Statement and Confirmation of the Plan to creditors and equity holders. Because several Classes of Claims and Interests are not Impaired under the Plan and will pass through the Chapter 11 Cases unaffected, the Debtors will request that they be authorized to provide only publication notice of the events set forth above to Holders of such Pass-Through Claims and Interests.

MOTION TO CONTINUE USING EXISTING CASH MANAGEMENT SYSTEMS

     Because the Debtors expect any Chapter 11 Cases to be pending for a relatively short period of time, and because of the administrative hardship that any operating changes would impose, the Debtors intend to seek authority to continue using their existing cash management system, bank accounts and business forms and to follow their internal investment and deposit guidelines. Absent the Bankruptcy Court's authorization of the continued use of the cash management system, cash flow among the Debtors would be impeded to the detriment of the Debtors' Estates and their creditors.

     Continued use of its existing cash management system will facilitate the Debtors' smooth and orderly transition into any Chapter 11 proceeding, minimize the disruption of their businesses while in Chapter 11, and expedite their emergence from Chapter 11. As a result of set-up time and expenses, requiring the Debtors to adopt and implement a new cash management system would likely increase the costs of the Chapter 11 Cases. For the same reasons, requiring the Debtors to cancel their existing bank accounts and establish new accounts or requiring the Debtors to create new business forms would only frustrate the Debtors' efforts to reorganize expeditiously.

MOTION TO APPROVE USE OF CASH COLLATERAL

     The Debtors do not expect to need a Debtor-in-Possession facility during the Chapter 11 Cases, but the Debtors will seek authority to use the cash collateral securing the Existing Credit Facility. The use of such cash collateral will enable the Debtors to operate their businesses during the Chapter 11 Cases and pay pre-petition obligations (to the extent authorized by the Bankruptcy Court) and post-petition obligations.

MOTION FOR AUTHORITY TO PAY PRE-PETITION EMPLOYEE WAGES AND ASSOCIATED BENEFITS

     The Debtors believe that they have a valuable asset in their work force and that any delay in paying pre-petition compensation or benefits to their employees would destroy the Debtors' relationships with employees and irreparably harm employee morale at a time when the dedication, confidence and cooperation of the Debtors' employees is most critical. Accordingly, the Debtors will seek authority to pay compensation and benefits in the Chapter 11 Cases which were accrued and unpaid as of the Commencement Date.

MOTION FOR AUTHORITY TO PAY GENERAL UNSECURED CREDITORS IN THE ORDINARY COURSE OF BUSINESS

     The Debtors rely on various companies and individuals to provide goods and services in connection with the operation of their businesses. Pursuant to the Plan, these unsecured creditors will not be Impaired and will be paid in full in the ordinary course of business as and when these Claims become due. As a result, the Debtors will request authority, pursuant to Section 105(a) of the Bankruptcy Code, to pay in Cash, in full, their undisputed unsecured pre-petition Claims to these general unsecured creditors in the ordinary course of business.

TIMETABLE FOR CHAPTER 11 CASES

     Assuming that the Bankruptcy Court approves the Debtors' scheduling motion with respect to the Disclosure Statement and Confirmation Hearing, the Debtors anticipate that the Disclosure Statement and Confirmation Hearing would occur within approximately two (2) months of the Commencement Date. There can be no assurance, however, that the Chapter 11 Cases will proceed as expeditiously as anticipated. If for some reason the Debtors solicit votes on the Plan after the Commencement Date, administration of the Chapter 11 Cases could take considerably longer than two (2) months.

                         FEASIBILITY OF THE PLAN AND THE
                      BEST INTERESTS OF THE CREDITORS TEST

FEASIBILITY OF THE PLAN

     The Bankruptcy Code requires that the Bankruptcy Court determine that confirmation of a plan is not likely to be followed by liquidation or the need for further financial reorganization of the Debtors. For purposes of showing that the Plan meets this feasibility standard, the Debtors and Houlihan Lokey have analyzed the ability of the Reorganized Debtors to meet their obligations under the Plan and retain sufficient liquidity and capital resources to conduct their business.

     The decrease in the amount of debt on the Debtors' balance sheet will improve the Debtors' cash flow and reduce their interest expense. The structure of the New Subordinated Notes, which allows Reorganized Neenah to elect payment-in-kind for 8% of the total 13% interest rate, provides additional flexibility for the Debtors to lower its total Cash interest costs. The Debtors' liquidity also will be bolstered by availability under its revolving credit facility under the New Credit Facility and absence of interim amortization requirements under the Second Secured Notes and New Subordinated Notes. To further support its belief in the feasibility of the Plan, the Debtors have relied upon Pro Forma Financial Forecasts for Fiscal Years 2004 through 2007 contained below in the section titled "Forecasts of Certain Financial Data." The Forecasts indicate that the Reorganized Debtors should have sufficient cash flow to pay and service their debt obligations. Accordingly, the Debtors believe that the Plan complies with the financial feasibility standard of Section 1129(a)(11) of the Bankruptcy Code.

     The Forecasts included in the section of this Disclosure Statement titled "Forecasts of Certain Financial Data" have been prepared by, and are the responsibility of, the Debtors' management. The Debtors' auditors have neither examined nor compiled the accompanying Forecasts and, accordingly, the Debtors' auditors do not express an opinion or any other form of assurance with respect thereto. These Forecasts were not prepared with a view toward compliance with the published guidelines of the American Institute of Certified Public Accountants or any other regulatory or professional agency or body or generally accepted accounting principles. The Debtors believe, however, that the Forecasts are measured on a basis consistent with GAAP as applied to the Debtors' historical financial statements.

     Although the Debtors are not subject to the informational requirements of the Exchange Act, as amended, they currently voluntarily file periodic reports and other information with the SEC relating to their business, financial statements and other matters. Such filings do not include projected financial information. Following the restructuring to the extent required by the Second Secured Notes Indenture and the New Subordinated Notes Indenture, the Reorganized Debtors will continue to voluntarily file periodic reports and other information with the SEC. The Debtors do not intend to update or otherwise revise the Forecasts, including any revisions to reflect events or circumstances existing or arising after the date of this Disclosure Statement or to reflect the occurrence of unanticipated events, even if any or all of the underlying assumptions do not come to fruition. Furthermore, the Debtors do not intend to update or revise the Forecasts to reflect changes in general economic or industry conditions.

FORECASTS OF CERTAIN FINANCIAL DATA

     In connection with the Plan, the Debtors' management analyzed their ability to meet their obligations upon completion of the Plan with sufficient liquidity and capital resources to conduct its businesses. The Debtors' management also has developed the Debtors' business plan and prepared certain forecasts of the Debtors' operating profit, free cash flow and certain other items for the fiscal years 2004 through 2007, the Forecast Period. Such forecasts summarized below are based upon assumptions and have been adjusted to reflect the terms of the Plan, certain subsequent events and additional assumptions, including those set forth below.

     THE DEBTORS DO NOT, AS A MATTER OF COURSE, PUBLISH THEIR BUSINESS PLANS, BUDGETS OR STRATEGIES OR MAKE EXTERNAL PROJECTIONS OR FORECASTS OF ANTICIPATED FINANCIAL POSITIONS OR RESULTS OF OPERATIONS. ACCORDINGLY, THE DEBTORS DO NOT ANTICIPATE THAT THEY WILL, AND DISCLAIM ANY OBLIGATION TO, FURNISH UPDATED BUSINESS PLANS, BUDGETS OR PROJECTIONS TO HOLDERS OF IMPAIRED CLAIMS PRIOR TO THE EFFECTIVE DATE OR TO INCLUDE SUCH INFORMATION IN DOCUMENTS REQUIRED TO BE FILED WITH THE SEC OR OTHERWISE MAKE SUCH INFORMATION PUBLICLY AVAILABLE.

     PRINCIPAL ASSUMPTIONS FOR THE FORECASTS

     The Forecasts are based on, and assume the successful implementation of the Debtors' business plan and the Confirmation of the Plan. Both the business plan and the Forecasts reflect numerous assumptions, including various assumptions regarding the anticipated future performance of the Reorganized Debtors, industry performance, general business and economic conditions and other matters, most of which are beyond the control of the Reorganized Debtors. In addition, the assumptions take into account the uncertainty and disruption of business that accompany Chapter 11 Cases, although this is forecasted to be minimal. Therefore, although the Forecasts are necessarily presented with numerical specificity, the actual results achieved during the Forecast Period will vary from the forecasted results. These variations may be material and are subject to increasing uncertainty over time. Accordingly, no representation can be or is being made with respect to the accuracy of the Forecasts or the ability of the Debtors or the Reorganized Debtors to achieve the forecasted results of operations. The Forecasts should be read together with the information in the section of the Disclosure Statement titled "Certain Factors to be Considered," which sets forth important factors that could cause actual results to differ from those in the Forecasts.

     The Forecasts assume that: (a) general economic conditions will begin to improve in the first quarter of fiscal 2004 and continue to improve thereafter;
(b) there are no material lost customers or vendors as a result of the Chapter 11 Cases; (c) there is management continuity; (d) the Plan will be Confirmed and consummated in accordance with its terms on September 30, 2003, (e) there will be no material change in legislation or regulations, or the administration thereof, including environmental legislation or regulations, that will have an unexpected effect on the operations of the Reorganized Debtors or require a material change in capital expenditures, (f) there will be no change in United States generally accepted accounting principles that will have a material effect on the reported financial results of the Reorganized Debtors, and (g) there will be no material contingent or unliquidated litigation or indemnity claims applicable to the Reorganized Debtors.

     Although the Debtors believe that the assumptions underlying the Forecasts, when considered on an overall basis, are reasonable in light of current circumstances, no assurance can be or is being given that the Forecasts will be realized upon the Confirmation of the Plan. In deciding whether to vote to accept or reject the Plan, Holders of Impaired Claims must make their own determinations as to the reasonableness of such assumptions and the reliability of the Forecasts. See the section of this Disclosure Statement titled "Certain Factors to be Considered."

     Additional information relating to the principal assumptions used in preparing the Forecasts is set forth below:

     INFLATION: Inflation, including wages, is forecasted to average 2% to 3% annually.

     NET SALES: Net Sales are forecasted to increase at a compound annual growth rate of approximately 3% during the Forecast Period. This assumption assumes an economic upturn that begins in the first quarter of fiscal 2004.

     GROSS MARGINS: Gross margins are forecasted to improve from 21.9% in fiscal 2004 to 23.9% in fiscal 2007 as the Reorganized Debtors' business improves as a result of (a) increased capacity utilization as the economy recovers from current levels and (b) improved operating efficiencies derived from capital expenditure investments.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES: Selling, general and administrative expenses are projected to increase by approximately 2% to 5% annually during the Forecast Period. As a percentage of sales, the forecast is for operating expenses to remain a relatively constant percentage of sales during the projected period.

     INTEREST EXPENSE: The Forecasts reflect the interest expense of the New Credit Agreement that will be put in place under the Plan, interest on the Second Secured Notes issued under the Plan, and revised interest on the New Subordinated Notes assuming that the Debtors elect to pay Cash interest on the full interest rate of 13% (i.e., that the Debtors do not elect payment-in-kind interest on the New Subordinated Notes throughout the forecast period).

     INCOME TAXES: Projected Cash income taxes are based on estimated taxable income. Projected income taxes for book purposes on the financial statements are based on estimated book pretax income. Book to tax differences for income taxes are recorded as deferred taxes on the balance sheet.

     CAPITAL EXPENDITURES: The Forecasts assume approximately $18.0 million to $24.0 million in annual capital expenditures for fiscal 2004 through fiscal 2007. These spending levels incorporate necessary maintenance capital expenditures and selected growth capital investments required to maintain competitive position.

     WORKING CAPITAL: Trade receivables, inventory and accounts payable levels are projected according to historical relationships with respect to purchase and sales volumes.

     FRESH START ACCOUNTING: The foregoing assumptions and resulting computations were made solely for purposes of preparing the Forecasts. The Forecasts are presented based on management's estimate of how the Debtors would apply "fresh-start accounting" under the requirements of Statement of Position 90-7 "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" (SOP 90-7), issued by the American Institute of Certified Public Accountants. Upon emergence from the Chapter 11 Cases, the Reorganized Debtors would be required to determine the amount by which the effective reorganization value as defined by SOP 90-7 exceeds, or is less than the fair value of its assets as of the Effective Date of the Plan. Such determination would be based upon the fair values at that time, which may be based on, among other things, a different methodology with respect to the valuation of the Debtors. In any event, such valuations, as well as the determination of the fair value of the Debtors' assets and the determination of its actual liabilities, would be made as of the Effective Date of the Plan, and the changes between the amounts of any or all of the foregoing items as assumed in the Forecasts and the actual amounts thereof as of the Effective Date may be material.

     MACT: MACT is a proposed new rule by the EPA to impose new national emissions standards regarding certain air pollutants on many U.S. industries. The rule is now in the comment period and the EPA may make a final ruling on MACT as early as October 2003, and compliance would likely be required by 2005 or 2006. If implemented, MACT would have far reaching impacts on the U.S. foundry industry in which the Debtors compete. The American Foundry Society is currently negotiating with the EPA to either delay the final ruling or to exempt the iron industry from MACT altogether. The die casting industry was successful in obtaining a reprieve from MACT. It is unclear whether or to what extent the iron foundry industry will achieve a similar result. The Debtors believe that the foundry industry continues to make steady progress with the EPA in moderating the proposed regulations with respect to compliance, and that the regulations as implemented may allow existing compliance equipment to remain in place rather than require its replacement. If the Reorganized Debtors are ultimately required to comply with the existing MACT regulations as they have been proposed by the EPA, the required costs to comply with the guidelines would have a material impact on the Reorganized Debtors' cash flows. If the foundry industry is unsuccessful in moderating the EPA's proposal and MACT is adopted in its current form Management estimates that Reorganized Neenah would have to incur one-time capital expenditures of approximately $20 million to $30 million by 2005, and thereafter would incur an additional $10 million to $15 million in annual operating expenses (on a pre-tax basis) in order to maintain compliance with the new regulations. Given the significant uncertainty surrounding the timing and ultimate impact of the proposed MACT guidelines, these incremental costs are not included in the Forecasts.

     FORECASTS

     The forecasted consolidated financial statements of the Debtors set forth below have been prepared on a pro forma basis as of and assuming a September 30, 2003 Effective Date of the Plan. Although the Debtors will seek to cause the Effective Date to occur as soon as practicable, there can be no assurance as to when the Effective Date actually would occur. Reorganized Neenah and Subsidiaries Forecasted Consolidated Balance Sheet as of September 30, 2003 (the "Forecasted Consolidated Opening and Closing Balance Sheet") set forth below present: (a) the forecasted consolidated balance sheet required to reflect Confirmation and the consummation of the transactions contemplated by the Plan (collectively, the "Balance Sheet Adjustments"); and (b) the forecasted consolidated financial position of Reorganized Neenah and Subsidiaries after giving effect to the Balance Sheet Adjustments, as of September 30, 2003. The Balance Sheet Adjustments set forth in the columns captioned "Transaction Fees," "Cancellation of Existing Debt, Cash Payment and New Debt," and "Fresh Start Accounting Adjustments" reflect the assumed effects of Confirmation and the consummation of the transactions contemplated by the Plan, including the settlement of various liabilities and related securities issuances, cash payments and borrowings. The various Balance Sheet Adjustments are described in greater detail in the Notes to the Forecasted Consolidated Opening and Closing Statement of Financial Position.

     The Forecasted Statement of Financial Position as of the end of fiscal years 2004 through 2007 for Reorganized Neenah, including its Subsidiaries, set forth on the following pages present the forecasted consolidated position after giving effect to Confirmation and the consummation of the transactions contemplated by the Plan, as of the end of each fiscal year in the Forecast Period.

                        NEENAH AND SUBSIDIARIES PROJECTED
                 CONSOLIDATED OPENING AND CLOSING BALANCE SHEETS

                                                                      CANCELLATION
                                                                      OF EXISTING                                   RESTRUCTURING
                                             PROJECTED                 DEBT, CASH   FRESH START                      PRO FORMA
                                             SEPTEMBER   TRANSACTION   PAYMENT AND   ACCOUNTING       TOTAL          SEPTEMBER
                                               2003          FEES       NEW DEBT    ADJUSTMENTS     ADJUSTMENTS         2003
                                             ---------   -----------  ------------  -----------   --------------    -------------
ASSETS
Cash.......................................  $  27,217     (10,925)      (16,292)                  (27,217)  (1)      $      -
Accounts Receivable, Net...................     57,550                                                   -              57,550
Deferred Income Taxes......................     15,744                                (15,744)     (15,744)  (2)             -
Inventory..................................     56,819                                                   -   (3)        56,819
Other Current Assets.......................     12,686      (8,350)                                 (8,350)  (4)         4,336
                                             ---------                                           ---------            --------
  Total Current Assets.....................  $ 170,016                                             (51,311)           $118,705
Property & Equipment, Gross................    292,253                               (218,020)    (218,020)  (5)        74,233
Accumulated Depreciation...................   (127,810)                               127,810      127,810   (5)             -
                                             ---------                                           ---------            --------
Property & Equipment, Net..................  $ 164,443                                             (90,210)           $ 74,233
Deferred Financing Costs, Net .............      4,518      18,955        (4,518)                   14,437   (6)        18,955
Identifiable Intangible Assets, Net........     33,353                                                   -   (7)        33,353
Goodwill, Net .............................    180,214                               (180,214)    (180,214)  (8)             -
Excess Reorganization Value ...............          -                                138,811      138,811   (9)       138,811
Other Assets...............................     12,706                                                   -  (10)        12,706
                                             ---------   ---------    ----------    ---------    ---------            --------
  TOTAL ASSETS.............................  $ 565,250        (320)      (20,810)    (147,357)    (168,487)           $396,763
                                             =========   =========    ==========    =========    =========            ========

LIABILITIES & STOCKHOLDERS EQUITY

Accounts Payable...........................  $  21,156                                                   -            $ 21,156
Accrued Wages and Employee Benefits........     11,005                                                   -              11,005
Accrued Interest...........................     10,153                   (10,153)                  (10,153) (11)             -
Other Accrued Liabilities..................      1,134                                                   -               1,134
Income Taxes Payable.......................      2,817                                 (2,817)      (2,817) (12)             -
                                             ---------                                            --------            --------
  TOTAL CURRENT LIABILITIES................  $  46,266                                           ($ 12,970)           $ 33,296
                                             =========                                           =========            ========
Existing Term Loan A.......................        307                      (307)                     (307) (13)             -
Existing Term Loan B.......................    112,485                  (112,485)                 (112,485) (13)             -
Existing Multi-Draw Acquisition Facility...      5,335                    (5,335)                   (5,335) (13)             -
Existing Revolver..........................     28,500                   (28,500)                  (28,500) (13)             -
14% PIK Note...............................      9,900                    (9,900)                   (9,900) (13)             -
Existing Senior Subordinated Notes.........    284,640                  (284,640)                 (284,640) (13)             -
Other Debt.................................         16                         -                         -  (13)            16
New Revolver...............................          -                    29,338                    29,338  (14)        29,338
New Term Loan..............................          -                    22,000                    22,000  (14)        22,000
New Senior Second Secured Notes............          -                   122,040                   122,040  (14)       122,040
New Senior Subordinated Notes..............          -                   100,000                   100,000             100,000
Capital Lease Obligations..................      4,713                                                   -               4,713
                                             ---------                                            --------            --------
  Total Long-Term Debt and Capital Leases..  $ 445,896                                            (167,789)           $278,107
Deferred Income Taxes......................     56,971                                                   -  (15)        56,971
Postretirement Benefit Obligations.........      7,152                                                   -  (16)         7,152
Other Liabilities..........................     20,434                                                   -  (17)        20,434
                                             ---------   ---------    ----------    ---------    ---------            --------
  TOTAL LIABILITIES........................  $ 576,719           -      (177,942)      (2,817)   ($180,759)           $395,960
Common Stock...............................        100                                   (100)        (100) (18)             -
Capital in Excess of Par Value.............     51,314                                (51,314)     (51,314) (18)             -
Retained Earnings / (Accumulated Deficit)..    (62,732)       (320)      157,132      (93,277)      63,535  (18)           803
Accumulated Other Comprehensive
 Gain/(Loss)...............................       (151)          -             -          151          151  (18)             -
                                             ---------   ---------    ----------    ---------    ---------            --------
  TOTAL STOCKHOLDERS EQUITY / (DEFICIT)....  $ (11,469)       (320)      157,132     (144,540)      12,272            $    803
                                             ---------   ---------    ----------    ---------    ---------            --------
  TOTAL LIABILITIES & SHAREHOLDERS EQUITY..  $ 565,250        (320)      (20,810)    (147,357)    (168,487)           $396,763
                                             =========   =========    ==========    =========    =========            ========

                   NOTES TO NEENAH AND SUBSIDIARIES PROJECTED
                 CONSOLIDATED OPENING AND CLOSING BALANCE SHEETS

(1) To reflect the use of excess cash on hand as a source of funds in the refinancing and restructuring transaction.

(2) To eliminate book deferred tax assets created prior to the refinancing and restructuring transaction.

(3) Although not factored in the current estimates, management believes that in connection with the refinancing and restructuring transaction, the Company may need to need to increase the book value of its inventory to fair value (estimated net selling prices less costs to complete, costs of disposal and reasonable profit allowance).

(4) To reclassify the professional fees and transaction expenses that were included in other current assets and paid prior to and in connection with the refinancing and restructuring transaction to deferred financing costs. Although not factored in the current estimates, depending upon the ultimate classification of certain of the professional fees and transaction costs, it is possible that a portion would not be capitalized.

(5) To adjust net property and equipment to their relative fair values based on relatively recent third-party appraisals prepared on behalf of the Company. These asset appraisals are currently being updated in connection with the closing of the New Credit Facility.

(6) To write-off unamortized debt issuance costs related to previous debt facilities, and to capitalize professional fees and transaction costs incurred in fiscal year 2003, in connection with the refinancing and restructuring transaction. Although not factored in the current estimates, depending upon the ultimate classification of certain of the professional fees and transaction costs, it is possible that a portion would not be capitalized.

(7) Management currently estimates that the carrying value of the identifiable intangible assets approximates the fair market value, although these assets will ultimately be valued by a third-party actuary.

(8) The unamortized balance of goodwill on the balance sheet at the time of the restructuring has been eliminated.

(9) The successor Company has recorded excess reorganization value over the fair value of the assets and liabilities in accordance with SFAS No. 141.

(10) Although not factored in the current estimates, management believes that in connection with the refinancing and restructuring transaction, the Company will need to adjust the value of certain pension related assets included within Other Assets to approximate their fair value at the time of the refinancing and restructuring transaction as determined by a third party.

(11) To eliminate accrued interest related to previous indebtedness and carried on the Company's internal financial statements as of the time of the refinancing and restructuring transaction according to the terms of the refinancing and restructuring transaction.

(12) To adjust income taxes payable to reflect the Company's estimated future tax liabilities as of the time of the refinancing and restructuring transaction.

(13) To reflect the refinancing of the Company's previous indebtedness per the terms of the refinancing and restructuring transaction.

(14) To account for the Company's new borrowings per the terms of the refinancing and restructuring transaction. Although not factored in the current estimates, management believes that the carrying value of the Second Secured Notes may ultimately be reduced by the fair value of the New Warrants (as determined by an independent valuation) being issued in connection with the Second Secured Notes.

(15) Although not factored in the current estimates, the Company will need to adjust the deferred income taxes to reflect the tax effect of the temporary differences between the financial reporting and income tax basis of the Company's assets and liabilities.

(16) Although not factored in the current estimates, management believes that in connection with the refinancing and restructuring transaction, the Company will need to adjust the value of certain postretirement benefit obligations to approximate their fair value at the time of the refinancing and restructuring transaction as determined by a third party actuary.

(17) Although not factored in the current estimates, management believes that in connection with the refinancing and restructuring transaction, the Company will need to adjust the value of certain pension liabilities included in Other Liabilities to approximate their fair value at the time of the refinancing and restructuring transaction as determined by a third party actuary.

(18) To adjust stockholders' equity to equal the enterprise value less the face value of pro forma funded debt at closing of the refinancing and restructuring transaction.

                       NEENAH AND SUBSIDIARIES FORECASTED
                           CONSOLIDATED BALANCE SHEETS

                                                                     FISCAL YEARS
                                                   ---------------------------------------------
                                                    2004       2005         2006         2007
                                                   --------   ---------    ---------   ---------
ASSETS
Current Assets
   Cash.......................................     $      -   $       -    $       -   $   6,383
   Accounts Receivable, Net...................       61,778      61,002       65,695      68,695
   Inventory..................................       56,978      54,868       55,999      57,909
   Other Current Assets.......................        4,336       3,481        3,481       3,481
                                                   --------   ---------    ---------   ---------
     Total Current Assets.....................      123,092     119,351      125,174     136,467
Property Plant & Equipment, Net...............       92,304      98,701      110,473     119,099
Other Assets..................................       12,706      12,351       12,351      12,351
Deferred Financing Costs, Net.................       15,493      12,030        8,568       5,105
Identifiable Intangible Assets, Net...........       29,518      25,683       21,848      18,660
Excess Reorganization Value...................      138,811     138,811      138,811     138,811
                                                   --------   ---------    ---------   ---------
       TOTAL ASSETS...........................     $411,924   $ 406,928    $ 417,226   $ 430,493
                                                   ========   =========    =========   =========
LIABILITIES
Current Liabilities
   Accounts Payable...........................     $ 21,958   $  22,748    $  23,906   $  25,017
   Accrued Wages and Employee Liabilities.....       11,455      10,706       11,085      11,477
   Accrued Interest...........................        5,828       5,828        5,828       5,828
   Other Accrued Liabilities..................        2,100       1,650        1,650       1,650
                                                   --------   ---------    ---------   ---------
     Total Current Liabilities................       41,341      40,931       42,468      43,971
New Revolver..................................       23,823      12,737        6,893           -
New Term Loan.................................       18,857      15,714       12,571       9,429
New Senior Second Secured Notes...............      123,624     125,209      126,793     128,377
New Senior Subordinated Notes.................      100,000     100,000      100,000     100,000
Capital Lease Obligations.....................        2,546         452            -           -
                                                   --------   ---------    ---------   ---------
Total Long Term Debt and Capital Leases.......      268,850     254,112      246,258     237,806

Deferred Income Taxes.........................       63,676      66,340       68,191      69,948
Postretirement Benefit Obligations............        7,503       7,854        8,205       8,556
Other Long-Term Liabilities...................       19,370      18,305       17,436      16,645
                                                   --------   ---------    ---------   ---------
       TOTAL LIABILITIES......................      400,741     387,542      382,558     376,926
                                                   --------   ---------    ---------   ---------
STOCKHOLDERS' EQUITY
Common Stock..................................            -           -            -           -
Capital in Excess of Par Value................            -           -            -           -
Retained Earnings.............................       11,183      19,386       34,668      53,568
Accumulated Other Comprehensive Gain/(Loss)...            -           -            -           -
                                                   --------   ---------    ---------    --------
       TOTAL SHAREHOLDERS' EQUITY.............       11,183      19,386       34,668      53,568
       TOTAL LIABILITIES AND                       --------   ---------    ---------    --------
         SHAREHOLDERS' EQUITY.................     $411,924   $ 406,928    $ 417,226   $ 430,493
                                                   ========   =========    =========   =========

                       NEENAH AND SUBSIDIARIES FORECASTED
                         CONSOLIDATED INCOME STATEMENTS

                                                                 FISCAL YEARS
                                                 ----------------------------------------------
                                                   2004        2005         2006        2007
                                                 ---------   ---------    ---------   ---------
Net Sales.....................................   $ 388,992   $ 408,393    $ 406,086   $ 426,485
Cost of Sales.................................     303,613     313,205      310,576     324,516
                                                 ---------   ---------    ---------   ---------
Gross Profit..................................      85,379      95,189       95,510     101,970
Selling, General and Administrative Expenses..      32,669      34,199       35,422      36,229
                                                 ---------   ---------    ---------   ---------
Operating Income..............................      52,710      60,990       60,088      65,740
Other (Income)/Expense:
   Interest Expense...........................      35,481      34,883       34,348      33,954
   Other (Income)/Expense.....................         (71)     12,436          270         286
                                                 ---------   ---------    ---------   ---------
Income (loss) before Income Taxes.............      17,300      13,671       25,470      31,500
Provision (credit) for Income Taxes...........       6,920       5,469       10,188      12,600
                                                 ---------   ---------    ---------   ---------
Earnings (loss)...............................   $  10,380   $   8,203    $  15,282   $  18,900
                                                 =========   =========    =========   =========

EBITDA........................................      62,206      71,979       72,446      78,838

                       NEENAH AND SUBSIDIARIES FORECASTED
                        CONSOLIDATED CASH FLOW STATEMENTS

                                                                                  FISCAL YEARS
                                                                  ---------------------------------------------
                                                                    2004        2005         2006        2007
                                                                  --------    --------     --------    --------
OPERATING ACTIVITIES
   Net Loss....................................................   $ 10,380    $  8,203     $ 15,282    $ 18,900
   Adjustments to Reconcile Net earnings (Loss) to Net
     Cash Provided by Operating Activities:
     Depreciation................................                    5,661       7,153        8,523       9,910
     Amortization of Identifiable Intangible Assets............      3,835       3,835        3,835       3,188
     Amortization of Deferred Financing Costs..................      3,462       3,462        3,462       3,462
     Amortization of Discount on Second Secured Notes..........      1,584       1,584        1,584       1,584
     (Gain) Loss on Disposal of Property, Plant and
       Equipment...............................................          -       4,504            -           -
     Changes in Operating Assets and Liabilities:
     Accounts Receivable, Net..................................     (4,228)        776       (4,693)     (3,000)
     Inventory.................................................       (159)      2,110       (1,130)     (1,910)
     Other Assets..............................................          -       1,210            -           -
     Accounts Payable..........................................        802         790        1,158       1,111
     Accrued Liabilities.......................................      7,244      (1,200)         379         392
     Deferred Income Taxes.....................................      6,705       2,663        1,852       1,757
     Other Liabilities.........................................       (713)       (714)        (518)       (440)
                                                                  --------    --------     --------    --------
     Net Cash Provided by Operating Activities.................     34,573      34,378       29,734      34,954

INVESTING ACTIVITIES
   Purchase of Property, Plant and Equipment...................    (23,732)    (18,055)     (20,295)    (18,535)
                                                                  --------    --------     --------    --------
   Net Cash Provided by Investing Activities...................    (23,732)    (18,055)     (20,295)    (18,535)

FINANCING ACTIVITIES
   Proceeds from Long-Term Debt................................          -           -            -           -
   Payments on Long-Term Debt and Capital Lease
     Obligations...............................................    (10,841)    (16,323)      (9,439)    (10,036)
                                                                  --------    --------     --------    --------
     Net Cash Provided by (used in) Financing Activities.......    (10,841)    (16,323)      (9,439)    (10,036)
                                                                  --------    --------     --------    --------

Increase (Decrease) in Cash and Cash Equivalents...............   $      0    $      0     $      0    $  6,383
Cash and Cash Equivalents at Beginning of Period...............          0           0            0           0
                                                                  --------    --------     --------    --------
Cash and Cash Equivalents at End of Period.....................   $      0    $      0     $      0    $  6,383
                                                                  ========    ========     ========    ========

BEST INTERESTS TEST

     With respect to each Impaired Class of Claims and Interests, Confirmation of the Plan requires that each Holder of a Claim or Interest either (a) accepts the Plan or (b) receives or retains under the Plan property of a value, as of the Effective Date, that is not less than the value such Holder would receive or retain if the Debtors were liquidated under Chapter 7 of the Bankruptcy Code. To calculate the probable distribution to Holders of each Impaired Class of Claims and Interests if the Debtors were liquidated under Chapter 7, a bankruptcy court must first determine the aggregate dollar amount that would be generated from the Debtors assets if their Chapter 11 Cases were converted to Chapter 7 cases under the Bankruptcy Code. This "liquidation value" would consist primarily of the proceeds from a forced sale of the Debtors' assets by a Chapter 7 trustee.

     In general, the amount of liquidation value available to unsecured creditors would be reduced, first, by the claims of secured creditors to the extent of the value of their interest in their collateral, and, second, by the costs and expenses of liquidation, as well as by other administrative expenses and costs of both the Chapter 7 cases and the Chapter 11 Cases. Costs of liquidation under Chapter 7 of the Bankruptcy Code would include the compensation of a trustee, as well as of counsel and other professionals retained by the trustee, asset disposition expenses, all unpaid expenses incurred by the Debtors in their Chapter 11 Cases (such as compensation of attorneys, financial advisors and accountants) that are allowed in the Chapter 7 Cases, litigation costs, and claims arising from the operations of the debtors during the pendency of the Chapter 11 Cases. The liquidation itself may trigger certain priority claims that otherwise would be due in the ordinary course of business. Those priority claims, if any, would be paid in full from the liquidation proceeds before the balance would be made available to pay general claims or to make any distribution in respect of equity interests. The liquidation may also prompt the rejection of a large number of executory contracts and unexpired leases and thereby create a significantly higher number of unsecured creditors.

     The Debtors believe that the Plan meets the "best interests of creditors" test of Section 1129(a)(7) of the Bankruptcy Code. The Debtors believe that the members of each Impaired Class will receive greater value under the Plan than they would in a liquidation. The Liquidation Analysis provides that in the event of a liquidation as described therein, there would be no (i.e., 0%) recovery for Existing Subordinated Note Claims, General Unsecured Claims, ACP Note Claims, NFC Note Claims or ACP Interests. See the section of this Disclosure Statement titled "Feasibility of the Plan and the Best Interests of the Creditors Test - Liquidation Analysis."

     In contrast, under the Plan, Holders of General Unsecured Claims will not be Impaired and Holders of Existing Subordinated Note Claims will receive an estimated recovery (on $282.0 million of principal and $23.5 million of accrued interest, assuming a Commencement Date of Chapter 11 cases on July 31, 2003) of approximately 42.7% (at the $290 million midpoint of the valuation range for the Reorganized Debtors) assuming the Debtors meet their Forecasts and a September 30, 2003 Effective Date. Therefore, Holders of such Claims will receive substantially more under the Plan than in a liquidation. Although the Debtors believe that the Plan meets the "best interests test" of Section 1129(a)(7) of the Bankruptcy Code, there can be no assurance that the Bankruptcy Court will determine that the Plan meets this test. THESE ESTIMATES OF VALUE ARE SUBJECT TO A NUMBER OF ASSUMPTIONS AND SIGNIFICANT QUALIFYING CONDITIONS. ACTUAL VALUES AND RECOVERIES COULD VARY MATERIALLY FROM THE ESTIMATES SET FORTH HEREIN. See the section of this Disclosure Statement titled "Feasibility of the Plan and the Best Interests of the Creditors Test - Valuation Analysis."

LIQUIDATION ANALYSIS

     The Liquidation Analysis reflects the Debtors' estimate of the proceeds that would be realized if the Debtors were to be liquidated in accordance with Chapter 7 of the Bankruptcy Code. The Liquidation Analysis assumes a liquidation as of September 30, 2003, which is the close of the fiscal year. Underlying the Liquidation Analysis are a number of estimates and assumptions that, although developed and considered reasonable by management and Houlihan Lokey, are inherently subject to significant business, economic and competitive uncertainties and contingencies beyond the control of the Debtors and management. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THE VALUES REFLECTED IN THE LIQUIDATION ANALYSIS WOULD BE REALIZED IF THE DEBTORS WERE, IN FACT, TO UNDERGO SUCH A LIQUIDATION, AND ACTUAL RESULTS COULD VARY MATERIALLY FROM THOSE SHOWN HERE. The Liquidation Analysis contained herein has been prepared on a consolidated basis. With respect to the Liquidation Analysis, the Debtors have determined that Confirmation of the Plan will provide the Holder of each Claim and Interest with a recovery that is not less than it would receive in a liquidation under Chapter 7 of the Bankruptcy Code.

     The liquidation process assumed would entail the immediate shutdown of all operations and an orderly sale of the Debtors' assets over a 12-month period. The Debtors' corporate office is estimated to operate at significantly reduced levels consistent with the expected wind down of the business and a senior management team at each operating subsidiary would stay on until the liquidation of their facilities are complete. The Liquidation Analysis does not take into account any potential environmental reserves that may or may not be required to dispose of the Debtors' properties. Some amount of the liquidation proceeds would likely have to be held in escrow pending environmental reviews, but a majority of these amounts would likely accrue back to the seller after some period of time. If such environmental escrows or reserves would be required, they would reduce the liquidation value.

     The following notes describe the other significant assumptions reflected in the Liquidation Analysis.

     NOTE A - BOOK VALUES

     Unless otherwise indicated, the book values used in the Liquidation Analysis are projected book values as of September 30, 2003, as well as other estimates where appropriate.

     NOTE B - CASH AND CASH EQUIVALENTS

     Cash and Cash Equivalents are highly liquid instruments, including short-term investments and time deposits with maturities of three months or less at the time of purchase.

     NOTE C - ACCOUNTS RECEIVABLE, NET

     Net Accounts Receivable primarily consists of various customer and trade receivables related to the sale of metal castings and forgings. Net Accounts Receivable have been discounted by approximately 40.0% to reflect the Debtors' expectations regarding the recoverable cash from this asset in a liquidation.

     NOTE D - INVENTORY

     Inventory consists primarily of purchased materials, parts and supplies held for use in the ordinary course of business. Inventory is valued at the lower of cost or market, with cost determined on a first-in, first-out ("FIFO") basis. The liquidation recovery is based on recovery rates as calculated in an orderly liquidation valuation performed by a third-party on behalf of management in September 2002, applied to projected inventory balances as of September 30, 2003.

     NOTE E - DEFERRED INCOME TAXES

     Deferred Income Taxes are provided for temporary differences between the financial reporting and income tax basis of assets and liabilities and are measured using currently enacted tax rates and laws. Deferred Income taxes have been estimated to have no liquidation recovery value.

     NOTE F - OTHER CURRENT ASSETS

     Other Current Assets consist primarily of prepaid expenses. Other Current Assets have been estimated to have no liquidation recovery value.

     NOTE G - PROPERTY, PLANT & EQUIPMENT, NET

     Property, Plant and Equipment consists of land and improvements, buildings and improvements, machinery and equipment, office equipment, furniture and fixtures, leasehold improvements and municipal casting patterns and core boxes. The liquidation recovery on machinery and equipment was based on an orderly liquidation valuation performed by a third-party in September 2002. Additionally, this analysis assumes that all leased equipment would be returned to the lessor in a liquidation and therefore has no liquidation recovery value to the Debtors. This analysis therefore excludes capital leases that are Claims in Class 5 - Other Secured Claims from the allocation of proceeds to Claims and Interests. The liquidation recovery on the Debtors owned real estate was based on fair market valuations of each of the Debtors' facilities performed by a third-party during August and September 2002. Recovery on municipal casting patterns and core boxes was based on a fair market valuation performed by a third-party as of July 2002. The third-party valuations utilized to estimate the liquidation value of the Debtor's property, plant and equipment reflected the assumption that it would take approximately six to twelve months to complete the liquidation.

     NOTE H - DEFERRED FINANCING COSTS

     Deferred Financing Costs consists of lender fees and professional fees incurred to obtain long term financing. Deferred Financing Costs have been estimated to have no liquidation recovery value.

     NOTE I - OTHER ASSETS

     The Debtors' Other Assets consist of notes receivable, preferred stock and land from divested businesses, intangible pension assets, retirement plan assets and other long term assets. Other Assets were analyzed on a line-by-line basis and estimated liquidation recovery percentages ranging from 0% to 50% were applied based on discussions with management.

     NOTE J - INTANGIBLE ASSETS

     Intangible Assets primarily represent goodwill and are estimated to have no liquidation recovery value.

     NOTE K - TRUSTEE FEES

     Section 326 of the Bankruptcy Code limits the Chapter 7 trustee fees to 3.0% of all monies disbursed or turned over in the case by the Chapter 7 trustee to parties in interest, excluding the Debtor, but including holders of secured claims. In this analysis, Chapter 7 trustee fees were estimated at the cap imposed by Section 326.

     NOTE L - PROFESSIONAL FEES

     Professional Fees represent the costs of a Chapter 7 case related to attorneys, accountants, appraisers and other professionals. Based on a review of the nature of these costs and the outcomes of similar liquidations, fees were estimated to be $9.0 million, which equates to approximately $750 thousand per month.

     NOTE M - WIND DOWN COSTS

     Wind Down Costs consist of estimated severance, stay bonuses, overhead and other related costs to be incurred during the Chapter 7 liquidation period. Management assumes that the liquidation would occur over a 12-month period and that such expenses, costs and overhead would decrease over time.

     NOTE N - SECURED CLAIMS

     Secured Claims consist of the Existing Credit Facility Claims, the PIK Note Claims and Other Secured Claims. Existing Credit Facility Claims represent the projected face amount under the Debtors' pre-petition Existing Credit Facility and accrued and unpaid interest as of an assumed Effective Date of September 30, 2003. The Debtors' pre-petition Existing Credit Facility is secured by substantially all of the assets of the Company, including accounts receivable, documents, inventory, equipment, tangible and intangible property, general intangibles, real property, Cash, and the Cash proceeds from each of the foregoing. The PIK Note Claims represent the face amount and projected pay-in-kind interest balance on the PIK Note as of an assumed Effective Date of September 30, 2003. The PIK Note is secured on a second lien basis, subject to an intercreditor agreement, on all collateral that secures the Debtors' Existing Credit Facility. To the extent that the PIK Noteholder receives any liquidation proceeds, they are subject to certain payover provisions outlined in the intercreditor agreement between the Senior Secured Lenders under the Existing Credit Facility and CVC. Other Secured Claims consists of the amount outstanding of a secured note as of an assumed Effective Date of September 30, 2003. The Liquidation Analysis assumes that the value of the property securing the note payable exceeds the face amount and therefore receives an estimated recovery of 100%. Capital leaseholders that are also part of Class 5 - Other Secured Claims are not included in this amount, as this analysis assumes that leased equipment is returned to lessors as a result of the Debtors' Chapter 7 proceedings.

     NOTE O - UNSECURED CLAIMS

     Unsecured Claims primarily consist of face value of the Existing Subordinated Notes plus projected accrued and unpaid interest as of an assumed Commencement Date of July 31, 2003. General Unsecured Claims consist of projected trade payables at September 30, 2003, and certain underfunded pension claims, the amount of which is estimated as of the Liquidation Date based on a third-party appraisal. The amount of General Unsecured Claims does not include litigation claims that may arise as a result of a Chapter 7 filing. The ACP Note and NFC Note are projected balances, including accrued interest, as of an assumed Commencement Date of July 31, 2003.

LIQUIDATION ANALYSIS AS OF SEPTEMBER 30, 2003

                                                                SEPTEMBER                        ESTIMATED
                                                                30, 2003            ESTIMATED   LIQUIDATION
                                                                 BALANCE     (A)     RECOVERY     PROCEEDS    NOTES
($ in thousands)                                                ---------           ---------   -----------   -----
PROCEEDS FROM LIQUIDATION

Cash and Cash Equivalents                                       $  27,217             100.0%     $  27,217      (B)
Accounts Receivable, net                                           57,550              60.0%        34,530      (C)
Inventory                                                          56,819              58.5%        33,221      (D)
Deferred Income Taxes                                              15,744               0.0%             -      (E)
Other Current Assets                                               12,686               0.0%             -      (F)
Property, Plant & Equipment, net                                  164,443              29.4%        48,279      (G)
Deferred Financing Costs                                            4,518               0.0%             -      (H)
Other Assets                                                       12,706              20.9%         2,657      (I)
Intangible Assets                                                 213,567               0.0%             -      (J)
------------------------------------------------------------------------------------------------------------------
TOTAL ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION             $ 565,250                        $ 145,904
------------------------------------------------------------------------------------------------------------------

                                                                ESTIMATED            PERCENT       ESTIMATED
                                                                  CLAIM              RECOVERY       RECOVERY
                                                                ---------            --------      ---------
ALLOCATION OF PROCEEDS TO CLAIMS AND INTERESTS:

PRIORITY CLAIMS:
Fee Claims:
   Trustee's Fees                                               $   4,377             100.0%       $   4,377    (K)
   Professional Fees                                                9,000             100.0%           9,000    (L)
Administrative Claims:
   Wind Down Costs                                                 25,000             100.0%          25,000    (M)
Priority Tax Claims                                                   130             100.0%             130
Non-Tax Priority Claims                                               150             100.0%             150
                                                                ---------                          ---------
     TOTAL PRIORITY CLAIMS                                      $  38,657                          $  38,657
                                                                =========                          =========

Proceeds Available for Payment of Secured Claims                                                   $ 107,246

SECURED CLAIMS:                                                                                                 (N)
Existing Credit Facility Claims                                   147,135              67.4%       $  99,119
PIK Note Claims                                                    12,040              67.4%           8,111
Other Secured Claims                                                   16             100.0%              16
                                                                ---------                          ---------
     TOTAL SECURED CLAIMS                                       $ 159,191                          $ 107,246
                                                                =========                          =========

Proceeds Available for Payment of Unsecured Claims                                                 $       -

UNSECURED CLAIMS:                                                                                               (O)
Existing Subordinated Notes                                     $ 305,529               0.0%       $       -
General Unsecured Claims                                           30,156               0.0%               -
ACP Note                                                            6,357               0.0%               -
NFC Note                                                            5,495               0.0%               -
                                                                ---------                          ---------
     TOTAL UNSECURED CLAIMS                                     $ 347,538                          $       -
                                                                =========                          =========
Proceeds Available for Distribution to Equity                                                      $       -

VALUATION ANALYSIS

     The Debtors have been advised by Houlihan Lokey with respect to the estimated Reorganization Value of the Debtors. The Reorganization Value was estimated by Houlihan Lokey to be approximately $275 million to $305 million as of the quarter ended September 30, 2003, the quarter in which Houlihan Lokey assumed the Effective Date would occur. The foregoing Reorganization Value (ascribed as of the date of this Disclosure Statement) reflects, among other things, factors discussed below, current financial market conditions, and the inherent uncertainty as to the achievement of the Forecasts.

     The foregoing valuation also reflects a number of assumptions, including a successful reorganization of the Debtor's business and finances in a timely manner, the amount of available Cash, market conditions, and the Plan becoming effective in accordance with its terms on a basis consistent with the estimates and other assumptions discussed herein.

     In preparing the estimated Reorganization Value, Houlihan Lokey: (a) reviewed certain historical financial information of the Debtors for recent years and interim periods; (b) reviewed certain internal financial and operating data of the Debtors; (c) met with certain members of senior management of the Debtors to discuss the Debtors' operations and future prospects; (d) reviewed publicly available financial data and considered the market values of companies that Houlihan Lokey deemed generally comparable to the operating businesses of the Debtors; (e) considered certain economic and industry information relevant to the Debtors' operating business; (f) visited certain of the Debtors' facilities; and (g) conducted such other analyses as Houlihan Lokey deemed appropriate under the circumstances. Although Houlihan Lokey conducted a review and analysis of the Debtors' business, operating assets and liabilities and business plans, Houlihan Lokey assumed and relied on the accuracy and completeness of all financial and other information furnished to it by the Debtors. No independent evaluations or appraisals of the Debtors' assets or liabilities were sought or were obtained in connection therewith.

     An estimate of Reorganization Value does not purport to be an appraisal, nor does it necessarily reflect the values that might be realized if assets were sold. The estimate of Reorganization Value prepared by Houlihan Lokey assumes that the Reorganized Debtors continue as the owners and operators of their businesses and assets. Such estimate was developed solely for purposes of formulation of the Plan and the analysis of implied relative recoveries to creditors thereunder. Such estimate reflects computations of the estimated Reorganization Value of the Reorganized Debtors through the application of various valuation techniques and does not purport to reflect or constitute an appraisal, liquidation value or estimate of the actual market values that may be realized through the sale of any securities to be issued pursuant to the Plan, which may be significantly different from the amount set forth herein. The value of an operating business is subject to uncertainties and contingencies that are difficult to predict and will fluctuate with changes in factors affecting the financial conditions and prospects of such a business. As a result, the estimate of Reorganization Value set forth herein is not necessarily indicative of actual outcomes, which may be significantly more or less favorable than those set forth herein. Depending on the results of the Debtors' operations or changes in the financial markets, Houlihan Lokey's valuation analysis as of the actual Effective Date may differ from that disclosed herein.

     In addition, the valuation of newly-issued securities is subject to additional uncertainties and contingencies, all of which are difficult to predict. Actual value of such securities at issuance will depend upon, among other things, prevailing interest rates, conditions in the financial markets, the anticipated initial securities holdings of pre-petition creditors, some of which may prefer to liquidate their investments rather than hold it on a long-term basis, and other factors that generally influence the value of securities. The value of such securities also may be affected by other factors not possible to predict. Accordingly, the Reorganization Value estimated by Houlihan Lokey does not necessarily reflect, and should not be construed as reflecting, values that will be attained in the public or private markets.

            ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE PLAN

     The Debtors believe that the Plan affords Holders of Claims and Interests the potential for the greatest recovery and, therefore, is in the best interests of such Holders. If, however, the requisite acceptances of the Plan are not received, or the Plan is not Confirmed and consummated, the theoretical alternatives include: (a) formulation of an alternative plan of reorganization or (b) liquidation of the Debtors under Chapter 7 or 11 of the Bankruptcy Code.

ALTERNATIVE PLAN(s) OF REORGANIZATION

     As stated above, the Debtors may file a voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code and seek, as promptly as practicable thereafter, Confirmation of the Plan or any other plan of restructuring in its sole discretion. The Debtors believe that the length of any bankruptcy proceedings commenced by the Debtors, including one seeking confirmation of an alternative plan, will be subject to considerable uncertainty and that the completion of such proceedings could be delayed for reasons beyond the control of the Debtors, including the need to solicit additional acceptances of such plan after commencement of a Chapter 11 Case. Furthermore, even if all classes of impaired creditors and equity holders accept such plan, such plan may not be confirmed by the Bankruptcy Court. The Bankruptcy Court, which sits as a court of equity, may exercise substantial discretion. Section 1129 of the Bankruptcy Code sets forth the requirements for confirmation and requires, among other things, that the confirmation of the plan not be followed by a need for further financial reorganization and that the value of distributions to dissenting creditors and shareholders not be less than the value of distributions such creditors and shareholders would receive if the Debtors were liquidated under Chapter 7 of the Bankruptcy Code. Although the Debtors believe that such plan will meet such tests, there can be no assurance that the Bankruptcy Court would reach the same conclusion.

     The Bankruptcy Code provides an exception to the requirement that every class must accept a plan of reorganization. This exception is commonly known as the "cram down" provision. This provision may allow the Debtors to confirm an alternative plan even if all of the impaired classes do not accept the Plan. If the Debtors pursue an alternative plan and can demonstrate to the Bankruptcy Court that they satisfy the requirements of the "cram down" provision, each impaired class that voted to reject the plan would be bound to the treatment afforded to that class under the alternative plan.

LIQUIDATION UNDER CHAPTER 7 OR CHAPTER 11

     If this Plan is not confirmed in the Chapter 11 Cases, the Debtors may be forced to liquidate under Chapter 7 of the Bankruptcy Code pursuant to which a trustee would be elected or appointed to liquidate the Debtors' assets for distribution to creditors in accordance with the priorities established by the Bankruptcy Code. It is impossible to predict precisely how the proceeds of the liquidation would be distributed to the respective holders of claims against or interests in the Debtors.

     As described herein, however, the Debtors believe that in a liquidation under Chapter 7 of the Bankruptcy Code, before creditors received any distribution, additional administrative expenses involved in the appointment of a trustee or trustees and attorneys, accountants and other professionals to assist such trustees would cause a substantial diminution in the value of the Debtors' estate. The assets available for distribution to creditors would be reduced by such additional expenses and by claims, some of which would be entitled to priority, which would arise by reason of the liquidation and from the rejection of leases and other executory contracts in connection with the cessation of operations and the failure to realize the greater going concern value of the Debtors' assets.

     The Debtors also could be liquidated pursuant to the provisions of a Chapter 11 plan of reorganization. In a liquidation under Chapter 11 of the Bankruptcy Code, the Debtors' assets could be sold in an orderly fashion over a more extended period of time than in a liquidation under Chapter 7. Thus, a Chapter 11 liquidation might result in larger recoveries than in a Chapter 7 liquidation, but the delay in distributions could result in lower present values received and higher administrative costs. Because a trustee is not required in a Chapter 11 Case, expenses for professional fees could be lower than in a Chapter 7 case. However, any distribution to the holders of claims under a Chapter 11 liquidation plan probably would be delayed substantially.

     Although preferable to a Chapter 7 liquidation, the Debtors believe that any alternative liquidation under Chapter 11 of the Bankruptcy Code is a much less attractive alternative to creditors than the Plan because of the greater return the Debtors anticipate is provided by the Plan.

     After consideration of the effects that a chapter 7 liquidation would have on the ultimate proceeds available for distribution to creditors, including (a) the increased costs and expenses of a liquidation under Chapter 7 arising from fees payable to a trustee in bankruptcy and professional advisors to such trustee, (b) the erosion in value of assets in a Chapter 7 case in the context of the expeditious liquidation required under Chapter 7 and the "forced sale" atmosphere that would prevail and (c) substantial increases in claims which would be satisfied on a priority basis, THE DEBTORS HAVE DETERMINED, AS SUMMARIZED ON THE FOLLOWING CHART, THAT CONFIRMATION OF THE PLAN WILL PROVIDE EACH CREDITOR AND EQUITY HOLDER WITH A RECOVERY THAT IS NOT LESS THAN IT WOULD RECEIVE PURSUANT TO A LIQUIDATION OF THE DEBTORS UNDER CHAPTER 7 OF THE BANKRUPTCY CODE. Estimated recovery percentages in the Summary of Recoveries table below are based upon Houlihan Lokey's mid-point total enterprise value of the Debtors (see the section of this Disclosure Statement titled "Feasibility of the Plan and the Best Interests of Creditors Test - Valuation Analysis") and assumes a July 31, 2003 Commencement Date and a September 30, 2003 Effective Date for recoveries under the Plan. The liquidation recovery assumes a September 30, 2003 liquidation date. For additional assumptions used in the calculating the liquidation recovery see the section of this Disclosure Statement titled "Liquidation Analysis."

      SUMMARY OF RECOVERIES - AS OF A SEPTEMBER 30, 2003 EFFECTIVE DATE OR
                                  LIQUIDATION

CLASS NO.                      DESCRIPTION                     UNDER THE PLAN              CHAPTER 7
---------                      -----------                     --------------              ---------
     1               Non-Tax Priority Claims                        100%                      100%
     2               Intercompany Claims                            100%                        0%
     3               Existing Credit Facility Claims                100%                     67.4%
     4               PIK Note Claims                               99.4%                     67.4%
     5               Other Secured Claims                           100%                      100%
     6               Existing Subordinated Note Claims             42.7%                        0%
     7               ACP Note Claims                                  0%                        0%
     8               NFC Note Claims                                  0%                        0%
     9               General Unsecured Claims                       100%                        0%
    10               Subsidiary and Parent Interests                100%                        0%
    11               ACP Interests                                    0%                        0%

                        CERTAIN FACTORS TO BE CONSIDERED

     All Holders of Impaired Claims should read and carefully consider the factors set forth below, as well as the other information set forth or otherwise referenced in this Disclosure Statement, prior to voting to accept or reject the Plan.

FINANCIAL INFORMATION; DISCLAIMER

     Although the Debtors have used their best efforts to ensure the accuracy of the financial information provided in this Disclosure Statement, the financial information contained in this Disclosure Statement has not been audited and is based upon an analysis of data available at the time of the preparation of the Plan and Disclosure Statement. While the Debtors believe that such financial information fairly reflects the financial condition of the Debtors, the Debtors are unable to warrant or represent that the information contained herein and attached hereto is without inaccuracies.

RISKS RELATING TO THE RESTRUCTURING

     RISK OF INADEQUATE LIQUIDITY

     Completion of the restructuring and the new covenants and terms contained in the New Credit Agreement, the Second Secured Notes Indenture and the New Subordinated Notes Indenture will impact the Reorganized Debtors' liquidity position. The Reorganized Debtors will have significant leverage and will be required to comply with a borrowing base calculation and restrictive covenants that may impact their ability to draw down the remaining portion of the new revolver or make interest payments. This could adversely affect the Reorganized Debtors' ability to conduct operations.

     Furthermore, the Reorganized Debtors expect to use working capital to finance their business operations. Having insufficient working capital may preclude the Reorganized Debtors from developing or enhancing the Reorganized Debtors' business, maintaining existing facilities at a competitive level, taking advantage of future opportunities, meeting capital expenditure requirements, growing their business or responding to competitive pressures.

     POSSIBLE INABILITY TO ENTER INTO A NEW CREDIT FACILITY OR ISSUE THE SECOND SECURED NOTES ON THE TERMS OUTLINED IN THE RESPECTIVE TERM SHEETS

     It is a condition to the Confirmation of the Plan that Neenah enter into a New Credit Facility, and issue Second Secured Notes in the amount of not less than $110 million, which together with Cash balances will provide the Reorganized Debtors with sufficient Cash to satisfy the Cash Distribution requirements of the Plan and the Reorganized Debtors' on-going working capital needs such that Confirmation of the Plan is not likely to be followed by liquidation or the need for further financial reorganization.

     Neenah has received a commitment from Fleet Capital Corporation to provide the full amount of the New Credit Facility, and a commitment from the Standby Purchasers to purchase of the Second Secured Notes (other than the Second Secured Notes to be issued in respect of the Class 4 - PIK Noteholders' Claims) not otherwise acquired by the Noteholders. However, in the event that the Debtors are not able to close on the New Credit Facility or place the Second Secured Notes, the Debtors may pursue an alternative plan of reorganization which may include extending the maturity of the Existing Credit Facility. Although the Debtors have not received a commitment from the lenders under the Existing Credit Facility to amend and extend the Existing Credit Facility, the Forbearance Agreement outlines the general terms on which the Debtors believe the Existing Senior Lenders would be prepared to amend and extend the Existing Credit Agreement. The extension and amendment of the Existing Credit Agreement would reduce the consideration that would be available under the Plan to Holders of the Existing Subordinated Notes and the PIK Note and therefore require a new solicitation of votes to accept or reject a revised Plan, and would extend the period for which the Debtors are in bankruptcy. If the Debtors amend and extend the Existing Credit Facility, it is likely that: (a) there will be no Cash Distribution to Holders of Existing Subordinated Note Claims; and (b) the Company will be more restricted and management will therefore have significantly less flexibility to operate the business.

     FUTURE OPERATIONAL AND FINANCIAL PERFORMANCE MAY VARY MATERIALLY FROM THE FORECASTS INCLUDED IN THIS DISCLOSURE STATEMENT

     The forecasted financial information contained in this Disclosure Statement is based on the Debtors' estimated results of operations based upon certain assumptions described more fully in the section of this Disclosure Statement titled "Forecasts of Certain Financial Data." The Debtors do not, as a matter of course, make public forecasts as to future sales, earnings or other results. The Debtors have prepared the forecasted consolidated financial information set forth in this Disclosure Statement to present the anticipated effects of the Plan. These forecasts were not prepared with a view towards public disclosure or with a view towards complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of the Debtors, were prepared on a reasonable basis, to reflect the best currently available estimates and adjustments and present, to the best of the Debtors' knowledge and belief, the course of action and expected future financial performance after the Effective Date of the Plan.

     The Debtors do not intend to update or otherwise revise these forecasts to reflect events or circumstances existing or arising after the date of this Disclosure Statement or to reflect the occurrence of unanticipated events. The Debtors' independent public accountants have not examined or provided any other form of assurance on the forecasted financial information. Consequently, no Person or Entity other than the Debtors assumes any responsibility for the forecasted financial information. The forecasted financial information is necessarily based upon numerous estimates and assumptions, including that the Debtors will successfully implement the Plan on a timely basis and achieve the results described in the financial forecasts included in this Disclosure Statement. These estimates and assumptions are inherently subject to significant business, economic and competitive uncertainties, contingencies and risks, many of which are beyond the control of the Debtors and the Reorganized Debtors. Actual results may vary from these forecasts and the variations may be material. Financial forecasts are necessarily speculative in nature and one or more of the assumptions underlying these forecasts may prove not to be valid. The forecasts should not be regarded as a representation by the Debtors, any affiliate of the Debtors or any other Person or Entity that the forecasts will be achieved. Holders of Claims or Interests are cautioned not to place undue reliance on the forecasted financial information contained in this Disclosure Statement.

RISKS RELATED TO THE NEW SECURITIES

     SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT THE FINANCIAL POSITION OF THE REORGANIZED DEBTORS AND PREVENT THE REORGANIZED DEBTORS FROM FULFILLING OBLIGATIONS UNDER THE NEW SUBORDINATED NOTES AND/OR THE SECOND SECURED NOTES

     After the Effective Date of the Plan, the Debtors will have a significant amount of indebtedness. The following table provides a summary pro forma book capitalization of the Debtors as of an assumed September 30, 2003 Effective Date.

                            PRO FORMA CAPITALIZATION
                                 ($ in millions)

                                                                  PRO FORMA
                                                                -------------
                                                                SEPTEMBER 30,
                                                                    2003
                                                                -------------
                                                                 (UNAUDITED)
New Revolving Credit Facility                                      $  29.3
New Term Loan (1)                                                     22.0
                                                                   -------
  Total Revolving and Term Loans                                   $  51.3
Second Secured Notes (2)                                             122.0
New Subordinated Notes                                               100.0
Other Debt (including Capital Lease Obligations) (3)                   4.7
                                                                   -------
  Total Debt                                                       $ 278.0
Total Stockholders Equity / (Deficit) (4)                          $   0.8
                                                                   -------
TOTAL CAPITALIZATION                                               $ 278.8

-----------------------

     (1)  Subject to change as a result of borrowing base calculations.

     (2) Represents the carrying value on the Debtors' September 30, 2003 pro forma balance sheet and is net of the original issue discount of approximately $11.1 million which will accrete over the 7-year term of the Second Secured Notes.

     (3) Other Debt includes approximately $4.7 million in capital lease obligations, which are reflected in Current Portion of Capital Lease Obligations and Capital Lease Obligations in the Debtors' Consolidated Financial Statements and $0.02 million in Other Debt that is in the Current Portion of Long-Term Debt on the Debtors' Consolidated Financial Statements.

     (4) Represents pro forma equity value based on the face value of the pro forma funded debt on the Effective Date.

     The substantial indebtedness of the Reorganized Debtors could have important consequences that could materially adversely affect the Reorganized Debtors. For example, it could:

         (a) reduce the working capital of the Reorganized Debtors, which would adversely affect capital expenditures, acquisitions, debt service requirements, execution of growth strategy or other activities;

         (b) require the Reorganized Debtors to dedicate a substantial portion of cash flow to pay principal and interest on outstanding debt, which will reduce the funds available for working capital, capital expenditures, acquisitions and other general corporate purposes;

         (c) limit flexibility in planning for and reacting to changes in the Debtors' business and in the industry in which the Debtors operate that could make the Debtors more vulnerable to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulations; and

         (d) place the Debtors at a disadvantage compared to their competitors that have less debt.

     FAILURE TO RAISE NECESSARY CAPITAL COULD RESTRICT THE ABILITY OF THE DEBTORS TO OPERATE AND FURTHER DEVELOP THEIR BUSINESS

     The Debtors cannot be certain that their capital resources will be sufficient to enable them to maintain operating profitability. Failure to generate or raise sufficient funds may require the Debtors to delay or abandon some expansion plans or expenditures, which could harm the Debtors' business and competitive position.

     The Debtors expect to meet funding needs through various sources, including existing cash balances, existing lines of credit, and cash flow from future operations. Estimated aggregate capital expenditure requirements include the projected costs of:

         (a) approximately $18.0 million to $24.0 million annually from 2004 through 2007, primarily for necessary maintenance capital expenditures and selected strategic capital investments required to maintain optimum operating efficiencies; however since the Reorganized Debtors are subject to MACT, the cost of complying with MACT could raise actual capital expenditures significantly above the projected levels; and

         (b) substantial funds required for general corporate, other expenses and additional funds for working capital fluctuations.

     The Debtors may choose to meet any additional financial needs by borrowing additional funds under the New Credit Agreement or from other sources. There can be no assurance that the Debtors will have timely access to any additional financing sources on acceptable terms. The Debtors' ability to issue debt securities, borrow funds from additional lenders and participate in vendor financing programs will be restricted under the terms of the New Credit Agreement, the Second Secured Notes Indenture and the New Subordinated Notes Indenture and the Debtors cannot be certain that the lenders will waive these restrictions if additional financing is needed beyond that which is currently permitted.

     ABILITY TO GENERATE CASH DEPENDS ON MANY FACTORS BEYOND THE CONTROL OF THE REORGANIZED DEBTORS

     The Reorganized Debtors' ability to pay the principal of and interest on the New Credit Facility, the Second Secured Notes and the New Subordinated Notes and to finance additional indebtedness when necessary depends on their financial and operating performance, each of which is subject to prevailing global and national economic conditions and to financial, business, legislative emerging third world competitors and regulatory factors as well as other factors beyond the control of the Reorganized Debtors.

     There can be no assurance that the Reorganized Debtors will generate sufficient cash flow from operations or obtain sufficient funding to satisfy all of their debt obligations. If the Reorganized Debtors are unable to pay their debts, they will be required to pursue one or more alternative strategies, including refinancing or restructuring indebtedness or selling additional debt or equity securities. In addition, the ability to borrow funds under the New Credit Facility in the future will depend on the Reorganized Debtors meeting the financial covenants set forth under the New Credit Agreement and Second Secured Notes including customary covenants and restrictions. There can be no assurance that the Reorganized Debtors' business will generate cash flow from operations or that future borrowings will be available under the New Credit Facility in an amount sufficient to enable the payment of debt obligations or to fund other liquidity needs. As a result, the Reorganized Debtors may need to refinance all or a

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portion of their debt on or before maturity. There can be no assurance, however, that any alternative strategies will be feasible at the time or prove adequate. Also, some alternative strategies will require the consent of the new lenders.

     THE COVENANTS AND LIMITATIONS CONTAINED IN THE NEW CREDIT AGREEMENT, THE SECOND SECURED NOTES INDENTURE AND NEW SUBORDINATED NOTES INDENTURE WILL LIMIT FINANCIAL FLEXIBILITY

     The New Credit Agreement, the Second Secured Notes Indenture and the New Subordinated Notes Indenture will limit the financial flexibility of the Reorganized Debtors in a number of ways. The New Credit Agreement and the Second Secured Notes Indenture will require the Reorganized Debtors to maintain specified financial ratios and tests, and will restrict, among other things, the ability of the Reorganized Debtors to incur additional indebtedness or make interest payments, sell assets, create liens or other encumbrances, incur guarantee obligations, repay the New Subordinated Notes or amend the New Subordinated Notes Indenture, make certain payments, including dividends or other distributions, make investments, loans or advances and make acquisitions and capital expenditures beyond a certain level. Failure to maintain specified financial ratios or otherwise to comply with the restrictions contained in the New Credit Agreement or the Second Secured Notes Indenture could lead to an event of default thereunder, which could result in an acceleration of such indebtedness. In such event, lenders under the New Credit Agreement or holders of Second Secured Notes could elect to declare all amounts outstanding thereunder, together with accrued and unpaid interest, to be immediately due and payable, and, if the Reorganized Debtors were unable to repay such amounts, such lenders would have the right to proceed against the collateral granted to them to secure such indebtedness and other amounts (which is expected to be substantially all of the assets of the Reorganized Debtors). Such an acceleration would constitute an event of default under the New Subordinated Notes Indenture. In addition, the New Subordinated Notes Indenture will restrict, among other things, the ability of the Reorganized Debtors to incur additional indebtedness, sell assets, create liens or other encumbrances, make certain payments, including dividends or other distributions. A failure to comply with the restrictions in the New Subordinated Notes Indenture could result in an event of default under the New Subordinated Notes Indenture, which in turn would constitute an event of default under the New Credit Agreement and the Second Secured Notes Indenture.

     RIGHT TO RECEIVE PAYMENT ON THE NEW SUBORDINATED NOTES IS SUBJECT TO NEW CREDIT FACILITY AND SECOND SECURED NOTES AND LIENS SECURING SECOND SECURED NOTES ARE JUNIOR TO LIENS SECURING NEW CREDIT FACILITY

     The New Subordinated Notes will be general unsecured obligations, effectively subordinated to all existing and future secured senior debt, including obligations under the New Credit Facility and the Second Secured Notes. In connection with the New Credit Agreement, Reorganized NFC will grant the lenders thereunder a first priority lien on all of the common stock of Neenah owned by it as security for its guarantee of Reorganized Neenah's obligations under the New Credit Agreement. In the event of a default under the New Credit Agreement or such guarantee, the senior secured lenders under the New Credit Agreement could foreclose upon the assets pledged to secure the New Credit Agreement, including such common stock, and the Holders of the Second Secured Notes and the New Subordinated Notes might not be able to receive any payments until any payment default was cured or waived, any acceleration was rescinded, or the indebtedness of the New Credit Agreement was discharged or paid in full. In connection with the Second Secured Notes, Reorganized NFC will grant the lenders thereunder a second priority lien on all of the common stock of Reorganized Neenah owned by it as security for its guarantee of the obligations under the Second Secured Notes. In the event of a default under the Second Secured Notes or such guarantee, the holders of the Second Secured Notes could foreclose upon the assets pledged to secure the Second Secured Notes, including such equity interests (subject in each case to the rights of the Lenders under the New Credit Facility), and the holders of the New Subordinated Notes might not be able to receive any payments until any payment default was cured or waived, any acceleration was rescinded, or the indebtedness of the Second Secured Notes was discharged or paid in full.

     NO ASSURANCE THAT AN ACTIVE TRADING MARKET WILL DEVELOP FOR THE NEW SUBORDINATED NOTES OR THAT THE NEW SUBORDINATED NOTES WILL BE FREELY TRADABLE

     The New Subordinated Notes will be unregistered and will not contain any registration rights, except for those registration rights granted to Holders of Existing Subordinated Notes acquiring more than 5% of the New Subordinated Notes pursuant to the Plan and for whom a resale exemption under the Securities Act is not otherwise available. The Debtors do not anticipate that there will be an immediate public market for the New Subordinated Notes or that a public market for the New Subordinated Notes will necessarily develop. The liquidity of the trading market in the New Subordinated Notes, if any, and the market price quoted for the New Subordinated Notes, could be subject to, among other factors, variations in the Debtors' operating results, developments in industries in which

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the Reorganized Debtors do business, general economic conditions, changes in securities analysts' recommendations regarding the New Subordinated Notes and changes in the market for noninvestment grade securities generally. Furthermore, if a market does develop for these securities, the factors discussed above may adversely affect, and may result in significant volatility in, the market prices for these securities.

     NO ASSURANCE THAT AN ACTIVE TRADING MARKET WILL DEVELOP FOR THE SECOND SECURED NOTES OR THAT THE SECOND SECURED NOTES WILL BE FREELY TRADABLE

     The Second Secured Notes will be unregistered and will not contain any registration rights, although the Standby Purchasers and the Holder (and its affiliates) of the PIK Note as well as any other Holder of Existing Subordinated Notes acquiring more than 5% of the Units through the Rights Offering and for whom a resale exemption under the Securities Act is not otherwise available will be entitled to certain registration rights. The Debtors do not anticipate that there will be an immediate public market for the Second Secured Notes or that a public market for the Second Secured Notes will necessarily develop. The liquidity of the trading market in the Second Secured Notes, if any, and the market price quoted for the Second Secured Notes, could be subject to, among other factors, variations in the Debtors' operating results, developments in industries in which the Reorganized Debtors do business, general economic conditions, changes in securities analysts' recommendations regarding the Second Secured Notes and changes in the market for noninvestment grade securities generally. Furthermore, if a market does develop for these securities, the factors discussed above may adversely affect, and may result in significant volatility in, the market prices for these securities.

     THE SECOND SECURED NOTES INDENTURE MAY NOT AFFORD PROTECTION TO HOLDERS OF THE SECOND SECURED NOTES IN THE EVENT OF A TRANSACTION NOT INVOLVING A CHANGE OF CONTROL

     Upon the occurrence of a Change of Control (as defined in the Second Secured Notes Indenture), each holder of Second Secured Notes will have the right to require Reorganized Neenah to make an offer to repurchase all or any part of such holder's Second Secured Notes at a purchase price in Cash equal to 101% of the principal amount thereof plus accrued and unpaid interest thereon, to the date of repurchase.

     Such provisions may not, however, afford holders of the Second Secured Notes protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving the Reorganized Debtors that may adversely affect holders of Second Secured Notes, if such transaction does not result in a Change of Control. A Change of Control will result in an event of default under the New Credit Facility and may result in a default under other indebtedness that may be incurred by the Reorganized Debtors in the future. The credit agreement governing the New Credit Facility will prohibit the purchase of outstanding Second Secured Notes prior to repayment of the borrowings under the New Credit Facility and any offer by the Reorganized Debtors to repurchase the Second Secured Notes will cause an event of default under the New Credit Facility. In addition, prior to repurchasing the Second Secured Notes upon a Change of Control, the Reorganized Debtors must either repay all outstanding indebtedness under the New Credit Facility or obtain the consent of their lenders. If the Reorganized Debtors do not obtain such consent or repay their outstanding indebtedness under the New Credit Facility, they would remain effectively prohibited from offering to purchase the Second Secured Notes. Finally, there can be no assurance that the Reorganized Debtors will have the financial resources necessary or be able to arrange financing to repay obligations under the New Credit Facility and to repurchase the Second Secured Notes upon a Change of Control.

     THE NEW SUBORDINATED NOTES INDENTURE MAY NOT AFFORD PROTECTION TO HOLDERS OF THE NEW SUBORDINATED NOTES IN THE EVENT OF A TRANSACTION NOT INVOLVING A CHANGE OF CONTROL

     Upon the occurrence of a Change of Control (as defined in the New Subordinated Notes Indenture), each holder of New Subordinated Notes will have the right to require Reorganized Neenah to make an offer to repurchase all or any part of such holder's New Subordinated Notes at a purchase price in Cash equal to 101% of the principal amount thereof plus accrued and unpaid interest thereon, to the date of repurchase.

     Such provisions may not, however, afford holders of the New Subordinated Notes protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving the Reorganized Debtors that may adversely affect holders of New Subordinated Notes, if such transaction does not result in a Change of Control. A Change of Control will result in an event of default under the New Credit Facility and the New Subordinated Notes and may result in a default under other indebtedness that may be incurred by the Reorganized Debtors in the future. The credit agreement governing the New Credit Facility and the Second Secured Notes Indenture, respectively, will prohibit the purchase of outstanding New Subordinated Notes prior to repayment

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of the borrowings under the New Credit Facility and Second Secured Notes, respectively, and any offer by the Reorganized Debtors to repurchase the New Subordinated Notes will cause an event of default under the New Credit Facility and Second Secured Notes, respectively. In addition, prior to repurchasing the New Subordinated Notes upon a Change of Control, the Reorganized Debtors must either repay all outstanding indebtedness under the New Credit Facility and Second Secured Notes, respectively, or obtain the consent of their lenders or the holders of the Second Secured Notes, as applicable. If the Reorganized Debtors do not obtain such consent or repay their outstanding indebtedness under the New Credit Facility and Second Secured Notes, respectively, they would remain effectively prohibited from offering to purchase the New Subordinated Notes. Finally, there can be no assurance that the Reorganized Debtors will have the financial resources necessary or be able to arrange financing to repay obligations under the New Credit Facility and Second Secured Notes, respectively, and to repurchase the New Subordinated Notes upon a Change of Control.

BUSINESS AND INDUSTRY RISKS

     A RELATIVELY SMALL NUMBER OF CUSTOMERS ACCOUNT FOR A SUBSTANTIAL PORTION OF REVENUES

     The industrial customer base of the Debtors is highly concentrated. A few large customers generate the majority of net sales. Sales to the Debtors' largest customer accounted for 9% of total net sales for the six months ended March 31, 2003, and 8% of total net sales for the fiscal year ended September 30, 2002. Sales to the top three customers accounted for approximately 19% for the six months ended March 31, 2003, and 19% of total net sales for the fiscal year ended September 30, 2002. The municipal customer base, however is spread out over thousands of customers.

     DECREASES IN DEMAND FOR HEAVY MUNICIPAL, TRUCKS; HVAC EQUIPMENT, CONSTRUCTION OR FARM EQUIPMENT COULD ADVERSELY AFFECT BUSINESS

     The Debtors have historically experienced moderate to severe cyclicality in most of their industrial markets, including the trucks and farm equipment markets. There can be no assurance that these markets will not continue to experience fluctuations. A downturn in one or more of these markets could reduce demand for, and prices of, the products of the Reorganized Debtors. Such a significant downturn in one or more of these markets could have a significant negative impact on profitability, cash flow and ability to service indebtedness. Historically, the heavy municipal business, which comprises a significant portion of total revenues has been less cyclical than the industrial markets.

     COMPETITION COULD ADVERSELY AFFECT BUSINESS

     The markets in which the Debtors compete are highly competitive and other foundry suppliers have significant excess capacity. The Debtors cannot be sure that they will be able to maintain or improve their competitive position in the markets in which they compete. Competition is based mostly on price, but also on quality of product, range of capability, level of service and reliability of delivery. The Debtors compete with numerous independent and captive foundries, as well as with a number of foreign facilities. The Debtors also compete with several large domestic manufacturers whose products are made with materials other than ductile and gray iron, such as steel or aluminum. Industry consolidation over the past 20 years has resulted in a significant reduction in the number of foundries and a rise in the share of production by larger foundries, some of which have significantly greater financial resources than the Debtors, yet the industry remains plagued by excess capacity.

     INTERNATIONAL ECONOMIC AND POLITICAL FACTORS COULD AFFECT DEMAND FOR IMPORTS AND EXPORTS

     Operations may be affected by actions of foreign governments and global or regional economic developments. The markets of the Debtors are affected by fluctuations in the value of the U.S. dollar as compared to certain foreign currencies. Global economic events, such as foreign import/export policy or currency fluctuations, could also affect the level of imports and exports. Foreign subsidies can also impact the domestic market for iron castings. In addition, foreign trade agreements and each country's adherence to the terms of such agreements can raise or lower demand for castings by domestic foundries. National and international boycotts and embargoes of other countries' or U.S. imports and/or exports together with the raising or lowering of tariff rates will affect the level of competition between domestic and foreign foundries. Changes in the value of the U.S. dollar relative to other currencies will raise or lower demand for U.S. exports as well as U.S. demand for foreign produced raw materials and finished good imports. Such actions or developments could have a material adverse effect on the business, financial condition and results of operations of the Reorganized Debtors.

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     INCREASES IN RAW MATERIAL COULD ADVERSELY AFFECT THE REORGANIZED DEBTORS'
     BUSINESS

     Raw material consumed in 2002 represented approximately 25% of operating expenses of the Debtors. Raw material and utilities prices are subject to fluctuation as a result of domestic and international events. The Debtors have single-source arrangements with many of their suppliers for the major raw materials used. Due to long standing relationships with many of their suppliers, the Debtors believe that they purchase raw materials at competitive prices, but there can be no assurance that they will continue to be able to make such purchases.

     Although the prices of the raw materials used by the Debtors vary, fluctuations in the price of steel scrap are the most significant to the Debtors. The Debtors have arrangements with most of their industrial customers that enable the Debtors to adjust industrial casting prices to reflect scrap price fluctuations. In periods of rapidly rising or falling scrap prices, these adjustments will lag the current scrap price because they are generally based on average market prices for prior periods. In most cases, however, the Debtors believe that they have compensated for rises in scrap prices in prior periods by implementing higher municipal casting unit prices in subsequent pricing actions. Nevertheless, rapidly fluctuating scrap prices may have an adverse or positive effect on the business, financial condition and results of operations of the Reorganized Debtors.

     BUSINESS COULD SUFFER FROM THE LOSS OF KEY PERSONNEL

     The Debtors are dependent on the continued services of their senior management team. The loss of such key personnel could have a material adverse effect on the business of the Debtors' financial condition and results of operations. See the section of this Disclosure Statement titled "Background - Overview of Debtors' Business - Management."

     THE SEASONAL NATURE OF THE BUSINESS COULD HAVE AN ADVERSE EFFECT ON OPERATIONS

     The business of the Debtors is seasonal, and quarterly revenues and profits historically have been lower during the first and second fiscal quarters of the year (October through March) and higher during the third and fourth fiscal quarters (April through September). In addition, working capital requirements fluctuate throughout the year. Adverse market or operating conditions during the last four months of the fiscal year could have a material adverse effect on the Reorganized Debtors' business, financial condition and results of operations more so than during other periods.

     RISK OF WORK STOPPAGES OR OTHER LABOR DISRUPTIONS

     Although the Debtors believe that relations with employees and with the recognized labor unions are generally good, there can be no assurance that the Reorganized Debtors will not be subject to work stoppages or other labor disruption and, if such events were to occur, that there would not be a material adverse effect on the business, financial condition and results of operations of the Reorganized Debtors. See the section of this Disclosure Statement titled "Background - Overview of Debtors' Business - Employees."

     THE NATURE OF THE BUSINESS EXPOSES THE DEBTORS TO LIABILITY FOR VIOLATIONS OF ENVIRONMENTAL, HEALTH AND SAFETY REQUIREMENTS

     The facilities of the Debtors are subject to numerous federal, state and local laws and regulations relating to pollution and the protection of the environment and worker health and safety, including those relating to: discharges to air, water and land; the handling and disposal of solid and hazardous waste; the operation of landfills; and the cleanup of properties affected by hazardous substances.

     Risk of environmental liability is inherent in the manufacturing of casting and forging products. Changes in environmental laws and regulations or the discovery of previously unknown contamination or other liabilities relating to the properties and operations of the Debtors could require the Debtors to sustain significant environmental liabilities which could make it difficult to pay the interest or principal amount of outstanding indebtedness when due. In addition, the Reorganized Debtors might incur significant capital and other costs to comply with increasingly stringent air emission control laws and enforcement policies which would decrease cash flow available to service indebtedness.

     Federal, state and local governments could in the future enact laws or regulations concerning environmental matters that affect the operations or facilities of the Debtors, increase costs of operation, or adversely affect the demand for services. The Debtors cannot predict the effect that such future laws or regulations could have on their business. Nor can they predict what environmental conditions may be found to exist at current or past facilities or at other properties where the Debtors or their predecessors have arranged for the disposal of wastes and the extent of

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liability that may result from the discovery of such conditions. It is possible that such future laws or undiscovered conditions could have a material adverse effect on the business, financial condition and results of operations of the Reorganized Debtors. See the section of this Disclosure Statement titled "Background - Overview of Debtors' Business - Environmental and Other Regulatory Matters."

     Under the Federal Clean Air Act Amendments of 1990, the EPA is directed to establish MACT standards for certain industrial operations that are major sources of hazardous air pollutants. The iron foundry industry is not expected to be required to implement the MACT emission limits, control technologies or work practices until the year 2004 at the earliest. Although the Debtors are not yet able to accurately estimate the costs to comply with the MACT standard, the MACT standard, when implemented, and state laws governing the emission of toxic air pollutants will require that certain of the facilities of the Reorganized Debtors incur significant costs for air emission control equipment, air emission monitoring equipment or process modifications.

     The Debtors are also subject to the U.S. OSHA regulations. There can be no assurance that claims will not be made against the Reorganized Debtors for work related illness or injury, or that the further adoption of occupational health and safety regulations in the United States will not adversely affect the business, financial condition and results of operations of the Reorganized Debtors. See the section of this Disclosure Statement titled "Background - Overview of Debtors' Business - Environmental and Other Regulatory Matters."

     TERRORIST ATTACKS COULD ADVERSELY AFFECT RESULTS OF OPERATIONS, ABILITY TO RAISE CAPITAL OR FUTURE GROWTH

     The impact that terrorist attacks, such as those carried out on September 11th, may have on the industry in general, and on the Debtors in particular, is not known at this time. Such attacks, and the uncertainty surrounding them, may impact operations in unpredictable ways, including disruptions of rail lines, highways and fuel supplies and the possibility that facilities of the Debtors could be direct targets of, or indirect casualties of, an act of terror. In addition, war or risk of war may also have an adverse effect on the economy. A decline in economic activity could adversely affect revenues or restrict future growth. Instability in the financial markets as a result of terrorism or war could also affect the Debtors' ability to raise capital. Such attacks may lead to increased volatility in fuel costs and availability and could affect the results of operations. In addition, the insurance premiums charged for some or all of the coverages currently maintained by the Debtors could increase dramatically, or the coverages could be unavailable in the future.

RISKS RELATED TO BANKRUPTCY

     DISRUPTION OF THE DEBTORS' BUSINESS

     Commencement of a bankruptcy proceeding, even in a prepackaged situation such as this Plan, could adversely affect the relationship between the Debtors and their employees, customers and suppliers. If such relationships are adversely affected, the Debtors' working capital position and operating results could deteriorate materially. Such deterioration could adversely affect the Debtors' ability to consummate the Plan.

     RISK OF NON-CONFIRMATION OF THE PLAN OR OF POSSIBLE INVALIDATION OF THE SOLICITATION

     There can be no assurance that the Bankruptcy Court will decide that this Disclosure Statement meets the disclosure requirements of the Bankruptcy Code or that the acceptances are effective for the purpose of approving the Plan.
Section 1126(b) of the Bankruptcy Code provides that the holder of a claim against, or interest in, a debtor who accepts or rejects a plan of reorganization before the commencement of a Chapter 11 Case is deemed to have accepted or rejected such plan under the Bankruptcy Code so long as the solicitation of such acceptance was made in accordance with applicable non-bankruptcy law governing the adequacy of disclosure in connection with such solicitation, or, if such laws do not exist, such acceptance was solicited after disclosure of "adequate information," as defined in Section 1125 of the Bankruptcy Code. In addition, Bankruptcy Rule 3018(b) states that a holder of a claim or interest who has accepted or rejected a plan before the commencement of the case under the Bankruptcy Code shall not be deemed to have accepted or rejected such plan if the court finds after notice and a hearing that such plan was not transmitted in accordance with reasonable solicitation procedures.

     This Disclosure Statement is being presented in order to satisfy the foregoing requirements. The Debtors believe that their solicitation of votes to accept or reject the Plan is proper under applicable non-bankruptcy law, rules and regulations. The Debtors cannot be certain, however, that their solicitation of acceptances or rejections will be approved by the Bankruptcy Court. If such approval is not obtained, then the Debtors may have to solicit votes to accept or reject the Plan from one or more classes of claims or interests that were not previously solicited.

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The Debtors also may have to seek to resolicit acceptances, and, in such event, confirmation of the Plan could be delayed and possibly jeopardized.

     CLASSIFICATION RISK

     Under Section 1123(a)(4) of the Bankruptcy Code, a plan of reorganization must provide the same treatment for each claim or interest of a particular class, unless the holder of the particular claim or interest agrees to a less favorable treatment of such particular claim or interest. The Debtors can provide no assurance that the Bankruptcy Code will not disapprove of the classifications of Claims and Interests contained in the Plan.

     NONCONSENSUAL CONFIRMATION

     Pursuant to the "cramdown" provisions of Section 1129(b) of the Bankruptcy Code, the Bankruptcy Court can confirm the Plan at the Debtors' request if at least one Impaired Class has accepted the Plan (with such acceptance being determined without including the acceptance of any "insider" in such Class) and, as to each Impaired Class which has not accepted the Plan, the Bankruptcy Court determines that the Plan "does not discriminate unfairly" and is "fair and equitable" with respect to Impaired Classes. In accordance with Section 1129(a)(8) of the Bankruptcy Code, the Debtors may be required to request Confirmation of the Plan without the acceptance of all Impaired Classes entitled to vote in accordance with Section 1129(b) of the Bankruptcy Code.

     The Debtors reserve the right to modify the terms of the Plan as necessary for the Confirmation of the Plan without the acceptance of all Impaired Classes. Such modification could result in a less favorable treatment of any non-accepting Class or Classes, as well as of any Classes junior to such non-accepting Classes, than the treatment currently provided in the Plan. Such less favorable treatment could include a distribution of property to the Class affected by the modification, of a lesser value than that currently provided in the Plan or no distribution of property whatsoever under the Plan.

     DELAYS OF CONFIRMATION AND/OR THE EFFECTIVE DATE

     Any delays of either Confirmation or of the Effective Date could result in, among other things, increased Claims of Professionals, including increased Fee Claims. These or any other negative effects of delays of either Confirmation or the Effective Date could endanger the ultimate approval of the Plan by the Bankruptcy Court.

     RISK OF ENFORCING RELEASES

     Except for Holders of Pass-Through Claims, the Plan provides that each Holder of any Claim or Interest, that does not elect otherwise, will grant a release, upon the Effective Date, of any and all Claims and causes of action, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, that it would have been legally entitled to assert against the Released Parties. While the Debtors believe that these provisions in the Plan are permissible under the Bankruptcy Code, arguments exist that certain case law would permit a contrary conclusion which, if accepted by the Bankruptcy Court, may result in the Plan not being Confirmed.

FEDERAL INCOME TAX RISKS

     See the section of this Disclosure Statement titled "Certain United States Federal Income Tax Considerations."

PENDING LITIGATION

     The Debtors are involved from time to time in routine litigation that is incidental to their businesses. The Debtors do not believe that the outcome of any such litigation will have a material adverse effect upon the Debtors. However, prior to the Commencement Date, one or more of the Debtors were a party to, or were affected by, certain litigation that could result in decisions materially adverse to the Debtors and their estates. This litigation includes the following legal proceedings in which Claims are asserted against, or may affect, one of more of the Debtors in an amount that may exceed $200,000:

     DOUGLAS BLACK AND KAREN BLACK VS. DALTON CORPORATION - Filed November 16, 2000 in the Kosciusko Superior Court, (Indiana) Cause No. 43D01-0011-CT-743. Employees of an electrical contractor were allegedly injured during an annual cleaning of high voltage switches at Dalton's Warsaw facility. Claimant's demands are unspecified. The Debtors disagree with the plaintiff's contentions on this matter.

     ROBERT ALLSOP, JR. VS. DALTON CORPORATION - Filed November 16, 2000 in the Kosciusko Superior Court, (Indiana) Cause No. 43D01-0011-CT-744. Employees of an electrical contractor were injured during an annual

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     cleaning of high voltage switches at Dalton's Warsaw facility. Claimant's demands are unspecified. The Debtors disagree with the plaintiff's contentions on this matter.

     JOSEPH J. VALECKA V. MERCER FORGE CORPORATION - Filed in Circuit Court of The Eighteenth Judicial Circuit Du Page County, Wheaton, IL NO 00MR00831. Former sales representative brought suit in Illinois State Court seeking to challenge restrictive covenant in sales representative agreement. The Debtors disagree with the plaintiff's contentions on this matter.

     JESSIE L. SULLIVAN AND ORDELL SULLIVAN VS. ABEX CORP. ET. AL. - Filed August 30, 2002 in the Marion Superior Court, (Indiana) Cause No. 49D02-9601-MI-0001-773. Dalton was named as a defendant in an asbestos-related injury case. Potential liability is unknown. The Debtors disagree with the plaintiff's contentions on this matter.

     POTENTIAL WORKERS COMPENSATION BUREAU AND EMPLOYMENT-RELATED CLAIMS: The Debtors are routinely involved in matters before the Workers Compensation Bureau, and in addition are involved in cases pertaining to employment related arbitration and discrimination matters. In particular, Neenah Foundry Company has identified 13-15 employees who have exhibited possible early signs of silicosis-related disease. All such individuals have been removed from the exposure and have not progressed toward contraction of the actual disease. The Debtors monitor these employees with annual medical evaluations.

     DALTON CORPORATION V. INDIANA DEPARTMENT OF ENVIRONMENTAL MANAGEMENT - Filed May 23, 2003 in the Marion County Environmental Court, (Indiana) Cause No. 49F12 0305PL001540. Dalton filed a complaint against IDEM requesting declaratory relief and damages from an unlawful order that IDEM issued to it on February 17, 2003. IDEM ordered Dalton's Kendallville facility to submit Prevention of Significant Deterioration applications for three (3) separate pieces of equipment installed at the facility in 1984 prior to Dalton's ownership of the plant. These applications entail a "Best Available Control Technology" review that could potentially require significant expenditures for pollution control equipment.

ENVIRONMENTAL LIABILITIES

     The facilities of the Debtors are subject to federal, state and local laws and regulations relating to the protection of the environment and worker health and safety, including those relating to discharges to air, water and land, the handling and disposal of solid and hazardous waste and the cleanup of properties affected by hazardous substances. Such laws include the Federal Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, and the Occupational Health and Safety Act. The Debtors believe that each of its operations are currently in substantial compliance with applicable environmental laws, and that it has no liabilities arising under such environmental laws which would have a material adverse effect on the Debtors' operations, financial condition or competitive position. However, some risk of environmental liability and other cost is inherent in each of the Debtor's businesses. Any of the Debtor's businesses might in the future incur significant costs to meet current or more stringent compliance, cleanup or other obligations pursuant to environmental requirements. Such costs may include expenditures related to remediation of historical releases of hazardous substances or clean-up of physical structures prior to decommissioning.

     Under the Federal Clean Air Act Amendments of 1990, the EPA is directed to establish maximum achievable control technology MACT standards for certain industrial operations that are major sources of hazardous air pollutants. The iron foundry industry is not expected to be required to implement the MACT emission limits, control technologies or work practices until the year 2004 at the earliest. Although the Debtors cannot accurately estimate the costs to comply with the MACT standard until it is issued, the MACT standard, when implemented, and state laws governing the emission of toxic air pollutants may require that certain of the Debtor's facilities incur significant costs for air emission control equipment, air emission monitoring equipment or process modifications.

     Dalton's Warsaw facility was issued an NPDES permit in 2000 that limits the level of chlorine and the temperature of its non-contact cooling water permitted to be discharged to a waterway by the year 2003. Although the chlorine is already in the water when purchased from the city, Dalton is responsible for the elimination. Dalton received approval for the use of a water additive that removes chlorine from the water that is currently in use. Dalton has submitted a permit modification request for alternative thermal effluent limits. Dalton is awaiting approval of each request.

     ACP's Belcher facility has received two notices of violation from the Massachusetts Department of Environmental Protection, and one notice from OSHA related to environmental matters. The Belcher facility was sold in 2002 and $300,000 of the proceeds of sale were escrowed to cover the cost of remedial action.

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                              CERTAIN UNITED STATES
                        FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion is a summary of certain U.S. federal income tax consequences of the consummation of the Plan to the Holders of the PIK Note, Existing Subordinated Notes and ACP Interests and to the Debtors. Capitalized terms used in this section without definition shall have the meanings set forth in "Appendix I - Glossary." This discussion is based on the Internal Revenue Code of 1986, as amended (the "Tax Code"), the U.S. Treasury regulations promulgated and proposed thereunder, judicial authorities, published administrative positions of the Internal Revenue Service (the "IRS") and other applicable authorities, all as in effect on the date of this document and all of which are subject to change or differing interpretations, possibly with retroactive effect. Due to a lack of definitive judicial or administrative authority or interpretation, substantial uncertainties exist with respect to various tax consequences discussed herein. No opinion of counsel has been sought or obtained with respect to any tax consequences arising from consummation of the Plan. No rulings or determinations of the IRS or any other taxing authorities have been sought or obtained with respect to such tax consequences, and the discussion below is not binding upon the IRS or such other authorities. No assurance can be given that the IRS would not assert, or that a court would not sustain, a different position from any position discussed herein.

     This discussion does not apply to Holders that are not U.S. persons (as defined in the Tax Code) and does not purport to address all aspects of U.S. federal income taxation that may be relevant to the Debtors or to the Holders of Claims or Interests in light of their individual circumstances. This discussion does not address tax issues with respect to Holders subject to special treatment under the U.S. federal income tax laws (including, for example, banks, governmental authorities or agencies, pass-through entities, dealers and traders in securities, insurance companies, financial institutions, tax-exempt organizations, small business investment companies and regulated investment companies). This discussion assumes that Holders hold their Claims and Interests as "capital assets" within the meaning of Tax Code Section 1221. No aspect of state, local, other U.S. federal, or non-U.S. taxation is addressed.

     Furthermore, the following summary does not address the income tax consequences of the consummation of the Plan to Holders of Claims that are not Impaired or to other Holders that are not entitled to vote (other than Holders of ACP Interests).

     ACCORDINGLY, THE FOLLOWING SUMMARY OF CERTAIN INCOME TAX CONSEQUENCES IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE BASED UPON THE INDIVIDUAL CIRCUMSTANCES PERTAINING TO A HOLDER OF A CLAIM OR INTEREST. ALL HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE U.S. FEDERAL, STATE AND LOCAL, AND NON-U.S. TAX CONSEQUENCES OF THE RESTRUCTURING.

HOLDERS OF THE PIK NOTE, RECIPIENTS OF RIGHTS AND HOLDERS OF EXISTING SUBORDINATED NOTES

     IN GENERAL

     Pursuant to the Plan, each Holder of the PIK Note will receive both Second Secured Notes and Warrants. Each Holder of Existing Subordinated Notes that exercises Rights and pays the Cash Subscription Price will receive Second Secured Notes and Warrants. Each Holder of Existing Subordinated Notes will receive in exchange for the Existing Subordinated Notes its share of (a) New ACP Common Stock, (b) Cash and (c) New Subordinated Notes.

     Whether a Holder of the PIK Note or of Existing Subordinated Notes recognizes gain or loss as a result of such exchange depends on whether (a) the exchange qualifies as a tax-free recapitalization, which in turn depends on whether the PIK Note or Existing Subordinated Notes surrendered or any New Subordinated Notes or Second Secured Notes received are treated as "securities" for purposes of the reorganization provisions of the Tax Code, (b) the Holder has previously included in income any accrued but unpaid interest with respect to the PIK Note or Existing Subordinated Notes, (c) the Holder has claimed a bad debt deduction or worthless security deduction with respect to such PIK Note or Existing Subordinated Notes, and (d) the Holder uses the accrual or cash method of accounting for tax purposes.

     Whether a debt instrument for U.S. federal income tax purposes constitutes a "security" for U.S. federal income tax purposes depends on all relevant facts and circumstances, but most authorities have held that the length of the term of a debt instrument is an important factor. These authorities have indicated that a term of less than five years is evidence that the instrument is not a security, whereas a term of ten years or more is evidence that it is a security.

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Numerous other factors may be relevant in determining whether a debt instrument is a security, including among others, any security for payment, the creditworthiness of the obligor, the subordination or lack thereof to other creditors, the right to vote or otherwise participate in the management of the obligor, convertibility of the instrument into an equity interest of the obligor, whether payments of interest are fixed, variable or contingent, and whether such payments are made on a current basis or accrued.

     HOLDERS OF THE PIK NOTE

     The PIK Note issued in 2002 and maturing in 2005 has a term of approximately three years and thus, based on its term to maturity and other features, should not be treated as a security for U.S. federal income tax purposes. Accordingly, the exchange of the PIK Note for Second Secured Notes and Warrants should not qualify as a tax-free recapitalization under the Tax Code and should be treated as a taxable exchange under Tax Code Section 1001. A Holder of a PIK Note Claim will recognize gain or (subject to the wash sale rules of Tax Code Section 1091) loss in an amount equal to the difference between (a) the issue price of Second Secured Notes plus the fair market value of the Warrants received by the Holder that is not allocable to accrued but unpaid interest on the Holder's PIK Note Claim, and (b) the Holder's tax basis in the PIK Note Claim. Such gain or loss should be capital gain or loss (subject to the "market discount" rules discussed below in "Market Discount"), and should be long-term capital gain or loss if the Holder's tax holding period in the PIK Note Claim exceeded one year. To the extent that a portion of the consideration received in exchange for a PIK Note Claim is allocable to accrued but unpaid interest that was not previously included in the Holder's gross income for tax purposes, the Holder should recognize ordinary interest income. See "Accrued But Unpaid Interest" below. A PIK Note Holder that previously claimed a bad debt deduction with respect to its Claim may recognize ordinary income from the recovery of a previously deducted amount, as discussed in "Bad Debt Deductions" below. The Holder's tax basis in the Second Secured Notes and Warrants should equal the portion of the issue price of the Unit properly allocable to each determined as described below in "Issue Price." The Holder's holding period in the Second Secured Notes and Warrants should begin the day immediately following the Effective Date.

     RECIPIENTS OF RIGHTS

     The tax treatment of a Holder of Existing Subordinated Notes that receives Rights will depend on whether such Holder exercises the Rights. Although not free from doubt, the issuance of, and the exercise of or failure to exercise, the Rights should be treated as an integrated transaction for tax purposes but not as a transaction that is integrated with any of the exchanges described below in "Holders of Existing Subordinated Notes." Accordingly, a Holder of Existing Subordinated Notes that exercises a Right should be treated as directly exchanging the Cash Subscription Price of the Right for Second Secured Notes and Warrants allocable to such Right in an exchange in which the Holder recognizes no gain or loss. The Holder should have a tax basis in such Second Secured Notes and Warrants equal to the respective portion of the issue price of the Unit properly allocable to each determined as described below in "Issue Price." The holding period for such Second Secured Notes and Warrants should begin on the day following the Effective Date.

     Holders should consult their own tax advisors as to the U.S. federal income tax consequences of the issuance of, and the exercise of or failure to exercise, the Rights and if Rights should be properly integrated with other exchanges under the Plan.

     HOLDERS OF EXISTING SUBORDINATED NOTES

         (a) IN GENERAL

     The tax consequences of the Plan will depend in part on whether the New Subordinated Notes are treated as debt, rather than as equity, for U.S. federal income tax purposes. Reorganized Neenah intends to treat the New Subordinated Notes as debt for U.S. federal income tax purposes, and the following discussion assumes that such treatment will be respected. However, because of the relatively high debt-to-equity ratio of Reorganized Neenah, the subordination of the New Subordinated Notes to other debt of Reorganized Neenah, and the pay-in-kind nature of most interest on the New Subordinated Notes, the IRS might assert that the New Subordinated Notes should be treated as equity for U.S. federal income tax purposes, and there can be no assurance that the IRS would not prevail in such a position. Reorganized Neenah's treatment of the New Subordinated Notes as debt for U.S. federal income tax purposes is binding on each Holder of the New Subordinated Notes unless the Holder discloses the inconsistent treatment on its tax return. Holders should consult their own tax advisors as to the tax characterization of the New Subordinated Notes and the tax consequences of such characterization.

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

     The Existing Subordinated Notes issued in 1997 and maturing in May 2007 (Series A, B and D) have a term of approximately ten years and thus, based on their term to maturity and other features, should be treated as securities for U.S. federal income tax purposes. The Existing Subordinated Notes issued in November 1998 and maturing in May 2007 (Series F) have a term of approximately 8 1/2 years and thus, based on their term to maturity and other features, may or may not be treated as securities. The New Subordinated Notes are expected to have a term of approximately ten years and thus, if such expectation is true and based on their term to maturity and other features, should be treated as securities. There can be no assurance that the IRS or a court will determine that the Existing Subordinated Notes or New Subordinated Notes constitute securities.

         (b) EXISTING SUBORDINATED NOTES AND NEW SUBORDINATED NOTES ARE
             SECURITIES

     If the Existing Subordinated Notes and the New Subordinated Notes are all treated as securities, the exchange of the Existing Subordinated Notes for New ACP Common Stock, Cash, and New Subordinated Notes should be treated as a tax-free recapitalization in which the Holders of the Existing Subordinated Notes recognize no gain or loss other than (i) capital gain (subject to the "market discount" rules described below in "Market Discount") to the extent of the lesser of (1) the amount of any gain realized from the exchange and (2) the amount of any Cash, plus, although not free from doubt, the fair market value of the New ACP Common Stock received in such exchange, and (ii) ordinary interest income to the extent that New ACP Common Stock, Cash and New Subordinated Notes are treated as received in satisfaction of accrued but untaxed interest on the Existing Subordinated Notes. See "Accrued But Unpaid Interest" below. Holders of Existing Subordinated Notes should consult their own tax advisors as to whether such New ACP Common Stock should be properly treated as described above.

     A Holder's realized gain or loss from the exchange of the Existing Subordinated Notes for New ACP Common Stock, Cash and New Subordinated Notes is equal to the difference between (a) the fair market value of New ACP Common Stock plus the amount of Cash and the issue price of the New Subordinated Notes (determined as described below in "Issue Price") received therefor that is not allocable to accrued but unpaid interest and (b) the Holder's adjusted tax basis in the Existing Subordinated Notes surrendered (other than basis allocable to accrued but unpaid interest). Generally, any such capital gain should be long-term if the Holder's tax holding period in the Existing Subordinated Notes exceeds one year and otherwise short-term.

     The Holder's initial tax basis in the New Subordinated Notes received should equal the tax basis of the Existing Subordinated Notes surrendered therefor (increased by the amount of any gain recognized and decreased by the amount of any Cash received). A Holder's tax basis in the New ACP Common Stock should equal its fair market value on the Effective Date. A Holder's holding period for New ACP Common Stock should begin on the day following the Effective Date. The Holder's holding period for the New Subordinated Notes should include the holding period for the Existing Subordinated Notes. However, the tax basis of any New Subordinated Notes treated as received in satisfaction of accrued interest should equal the amount of such interest, and the holding period for such share of New Subordinated Note should begin on the day following the Effective Date.

         (c) EXISTING SUBORDINATED NOTES ARE NOT SECURITIES

     If an Existing Subordinated Note is not treated as a security, then the Holder thereof should be treated as exchanging such Existing Subordinated Note for New ACP Common Stock, Cash and New Subordinated Notes in a taxable exchange under Tax Code Section 1001. Accordingly, the Holder of the Existing Subordinated Note generally should recognize gain or (subject to the wash sale rules of Tax Code Section 1091) loss equal to the Holder's realized gain or loss (determined as described above in the second paragraph of "Existing Subordinated Notes and New Senior Subordinated Notes Are Securities").

     Generally, such gain or loss should be capital gain or loss (subject to the "market discount" rules described below in "Market Discount"), and should be long-term capital gain or loss if the Holder's tax holding period in the Existing Subordinated Note exceeds one year. To the extent that a portion of any New ACP Common Stock, Cash and New Subordinated Notes received in exchange for the Existing Subordinated Notes is allocable to accrued but untaxed interest, the Holder should recognize ordinary interest income. See "Accrued but Unpaid Interest" below. A Holder's tax basis in the New ACP Common Stock should equal its fair market value on the Effective Date. A Holder's tax basis in the New Senior Subordinated Notes received should equal its issue price on the Effective Date. A Holder's holding period for the New ACP Common Stock and New Subordinated Notes should begin on the day following the Effective Date.

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     ACCRUED BUT UNPAID INTEREST

     To the extent that any amount received by a Holder of a Claim pursuant to the Plan is attributable to accrued but unpaid interest and such amount has not been included previously in the Holder's gross income, such amount should be taxable to the holder as ordinary interest income for U.S. federal income tax purposes. Conversely, a Holder of a Claim may be able to recognize a deductible loss to the extent that any accrued interest was previously included in the Holder's gross income but is not paid in full by the Debtors.

     The extent to which (a) New ACP Common Stock, Cash and New Subordinated Notes received by a Holder of an Existing Subordinated Note, or (b) Second Secured Notes and Warrants received by a Holder of a PIK Note will be attributable to accrued but unpaid interest is unclear. U.S. Treasury regulations generally treat payments under a debt instrument first as a payment of accrued and unpaid interest and then as a payment of principal; however, it is not clear whether such regulations apply to payments made on a distressed debt instrument. Under the terms of the Plan, the fair market value of New ACP Common Stock and the issue price of the New Subordinated Notes received by a Holder of Existing Subordinated Notes will be applied solely in satisfaction of outstanding principal, and all accrued but unpaid interest on the Existing Subordinated Notes will be cancelled without consideration. Similarly under the terms of the Plan, the issue price of the Units (determined as described below in "Issue Price") received by Holders of PIK Note Claims will be applied first as a payment of outstanding principal and then as a payment of accrued but unpaid interest. In their information filings made to the Holders of Claims and the IRS, the Reorganized Debtors intend to report interest income with respect to the Claims in a manner consistent with the above allocation.

     BAD DEBT DEDUCTIONS

     A Holder of a Claim that previously claimed a bad debt deduction with respect to the Claim may recognize ordinary income from the recovery of a previously deducted amount to the extent that the value of the consideration received exceeds the Holder's tax basis in the Claim, as adjusted to reflect the bad debt deduction. In addition, a Holder of the PIK Note that sells Second Secured Notes or Warrants, or a Holder of Existing Subordinated Notes that sells New Subordinated Notes or New ACP Common Stock received in exchange for its Claim may be required to report as ordinary income any gain recognized upon such sale, to the extent that the Holder has previously taken a bad debt deduction with respect to the PIK Note or Existing Subordinated Notes surrendered.

     ISSUE PRICE

     For U.S. federal income tax purposes, the Second Secured Notes and Warrants issued in exchange for PIK Note Claims and with respect to exercised Rights will be treated as investment units (a "Unit"). The "issue price" of a Unit for U.S. federal income tax purposes will be the first price at which a substantial amount of Units is sold for money (excluding sales to bond holders, brokers or similar persons acting as underwriters, placement agents or wholesalers), even if the remaining portion of the Units is not sold for money. Thus, the issue price of Units issued to PIK Note Holders should be determined by reference to the issue price of the Units issued for Cash with respect to exercised Rights. The issue price of a Unit must be allocated between the Second Secured Notes and the Warrants based on Neenah's best judgment of the relative fair market values of each such component of the Unit on the issue date. Pursuant to Treasury regulations issued under provisions of the Code relating to OID, each Holder will be bound by such allocation for U.S. federal income tax purposes unless such Holder discloses, on a statement attached to its tax return for the taxable year that includes the acquisition date of such Unit, that its allocation differs from that of Neenah. No assurance can be given that the IRS will accept Neenah's allocation. If Neenah's allocation were successfully challenged by the IRS, the issue price, OID accrual on the Second Secured Notes and gain or loss on the sale or exchange or disposition of such a note or Warrant would be different from that resulting under the allocation determined by Neenah.

     The "issue price" of the New Subordinated Notes received by the Existing Subordinated Note Holders will depend on whether such note (or any Claim for which such note is exchanged) is traded on an "established securities market" at any time during the 60-day period ending 30 days after the Effective Date. In general, a debt instrument (or the property exchanged therefor) will be treated as traded on an established securities market if (a) it is listed on (i) certain qualifying national securities exchanges, (ii) certain qualifying interdealer quotation systems or (iii) certain qualifying foreign securities exchanges; (b) it appears on a system of general circulation that provides a reasonable basis to determine fair market value; or (c) price quotations are readily available from dealers, brokers or traders. The issue price of a debt instrument that is traded on an established securities market (or of a debt instrument that is not traded on an established securities market but is issued in satisfaction of another debt instrument so traded) will be the fair market value of such debt instrument issued (or such other debt instrument

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surrendered) on the issue date. The issue price of a debt instrument that is neither so traded nor issued for another debt instrument so traded generally will be its stated principal amount. Although the matter is not free from doubt, based on the nature of the trading that the Debtors anticipate will occur with respect to the New Subordinated Notes, the Debtors presently expect that the New Subordinated Notes will be treated as traded on an established securities market. Furthermore, the Debtors believe that Series B, D and F of the Existing Subordinated Notes are traded on an established securities market and that Series A of the Existing Subordinated Notes may be treated as so traded.

     ORIGINAL ISSUE DISCOUNT

     In general, a debt instrument is considered for U.S. federal income tax purposes to be issued with original issue discount ("OID") if the "stated redemption price at maturity" of the instrument exceeds the instrument's issue price by at least a de minimis amount (0.25 percent of the stated redemption price at maturity multiplied by the number of whole years from the issue date to the maturity date). The stated redemption price at maturity of a debt instrument is the aggregate of all payments due to the holder under such debt instrument at or before its maturity date, excluding stated interest that is unconditionally payable in cash or other property (other than debt instruments of the issuer) at least annually during the entire term of the instrument at certain specified rates ("qualified stated interest").

     Because the Second Secured Notes are being issued at a significant discount, the Second Secured Notes will be issued with OID. Because a significant portion of the interest on the New Subordinated Notes may be paid in kind, the New Subordinated Notes will also be issued with OID.

     A Holder of Second Secured Notes or New Subordinated Notes will be required to include the amount of any OID on the Second Secured Notes or New Subordinated Notes in income on a constant yield method, based on the yield to maturity of the Second Secured Notes or New Subordinated Notes and calculated by reference to the respective issue price, regardless of the Holder's method of accounting. Under the OID rules, a Holder of a Second Secured Note or New Subordinated Note will be required to take OID into income prior to the receipt of Cash payments with respect to the Second Secured Notes or New Subordinated Notes. In addition, the Reorganized Debtors will be required to furnish annually to the IRS and to each Holder information regarding the amount of OID attributable to that year with respect to the Second Secured Note or New Subordinated Note.

     MARKET DISCOUNT

     Under the "market discount" provisions of Tax Code Sections 1276 through 1278, gain recognized by a Holder of a Claim may be treated as ordinary income (instead of capital gain) to the extent of "market discount" that has accrued on such Claim. In general, a holder is considered to have acquired a debt instrument with "market discount" if the holder's adjusted tax basis in the debt instrument is less than the sum of all remaining payments to be made on the debt instrument (excluding qualified stated interest) by at least a de minimis amount (equal to 0.25 percent of the sum of all remaining payments to be made on the debt instrument (excluding qualified stated interest) multiplied by the number of remaining whole years to maturity).

     Any gain recognized by a Holder of a Claim (determined as described above) that was acquired with market discount should be treated as ordinary income to the extent of the market discount that accrued thereon while that Claim was considered to be held by the Holder (unless the Holder elected to include market discount in income as it accrued). To the extent that an Existing Subordinated Note acquired with market discount is exchanged in a tax-free transaction for other property, any market discount that accrued on the Existing Subordinated Note but was not recognized by the Holder is carried over to the property received therefor, and generally any gain recognized on the subsequent sale, exchange, redemption or other disposition of such property is treated as ordinary income to the extent of the accrued but unrecognized market discount with respect to the exchanged Existing Subordinated Note.

     In addition, if both an Existing Subordinated Note and a New Subordinated Note are treated as "securities," as discussed above, and if the Existing Subordinated Note has market discount that has not yet been accrued, any New Subordinated Note received in exchange therefor will be treated as issued with market discount (unless the market discount is less than a de minimis amount as described above) equal to the excess (if any) of (a) the issue price of the New Subordinated Notes over the Holder's adjusted tax basis in the New Subordinated Notes immediately following the exchange if the issue price of the New Subordinated Notes is less than the stated redemption price at maturity of the New Subordinated Notes or (b) the stated redemption price at maturity of the New Subordinated Notes over the Holder's adjusted tax basis in the New Subordinated Notes immediately following the exchange if the issue price of the New Subordinated Notes equals or exceeds the stated redemption price at maturity of the New Subordinated Notes. If a Holder of the New Subordinated Note sells, exchanges or otherwise disposes of the New Subordinated Note at a gain, such gain will be ordinary income to the extent of the amount of accrued market discount at the time

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of the sale, exchange or disposition. As mentioned above, a Holder may elect instead to include the market discount in income on a current basis over the term of the New Subordinated Note.

     AMORTIZABLE BOND PREMIUM AND ACQUISITION PREMIUM

     If an initial Holder's adjusted tax basis in any New Subordinated Note immediately following the exchange exceeds the New Subordinated Note's stated redemption price at maturity, the Holder will be considered to have purchased the New Subordinated Note with "bond premium" equal to such excess amount. As a result, the Holder will not be required to include OID (if any) in income with respect to such security. In addition, if a proper election is made, the Holder may be able to amortize any bond premium over the term of the New Subordinated Note as an offset to interest income on the New Subordinated Note. This bond premium would be amortizable on a constant yield method over the term of the New Subordinated Note, subject to certain limitations. Such treatment is available only if the Holder makes (or has made) a timely election under Tax Code Section
171. If a Holder of the New Subordinated Note makes an election to amortize bond premium, the Holder's tax basis of the New Subordinated Note must be reduced by the amount of the aggregate amortization deductions allowable for the bond premium. Any such election to amortize bond premium would apply to all taxable debt instruments held or subsequently acquired by the electing Holder and cannot be revoked without permission from the IRS.

     If an initial Holder's adjusted tax basis in any New Subordinated Note immediately following the exchange is less than or equal to the New Subordinated Note's stated redemption price at maturity but is greater than the New Subordinated Note's adjusted issue price (any such excess being "acquisition premium"), then the Holder is permitted to reduce the daily portions of OID includible in its income by a fraction, the numerator of which is the excess of the Holder's adjusted tax basis in the New Subordinated Note immediately following the exchange over the adjusted issue price of the New Subordinated Note, and the denominator of which is the excess of the stated redemption price at maturity of the New Subordinated Note over its adjusted issue price.

     The ability to reduce OID inclusions to reflect bond premium or acquisition premium in the manner described in the two preceding paragraphs generally should be available to a Holder (a) that acquires New Subordinated Notes pursuant to the Plan in a transaction treated as a recapitalization and (b) that realizes a loss on the exchange that the Holder is not permitted to recognize under the recapitalization rules (with the consequence that the Holder's initial adjusted tax basis in the New Subordinated Notes exceeds the adjusted issue price of those New Subordinated Notes).

     APPLICABLE HIGH YIELD DISCOUNT OBLIGATIONS

     Both the Second Secured Notes and the New Subordinated Notes might constitute "applicable high yield discount obligations." In general, an applicable high yield discount obligation is any debt instrument with "significant original issue discount," a maturity date more than five years from the issue date and a yield to maturity at least five percentage points higher than the U.S. applicable federal rate. If a Second Secured Note or New Subordinated Note is an applicable high yield discount obligation, then Reorganized Neenah may be denied a deduction for a certain portion of the OID on such Note and may claim an interest deduction as to the remainder of the OID only when such portion is paid. To the extent that Reorganized Neenah is denied a deduction for a portion of the original issue discount, the denied portion may be treated as a dividend to the Holders, and certain corporate Holders may be entitled to a dividends received deduction.

     OWNERSHIP AND DISPOSITION OF WARRANTS

     Because the exercise price of each Warrant is a nominal amount, a Warrant may be considered to be constructively exercised for U.S. federal income tax purposes on the day on which it is issued. Holders of Warrants should consult their tax advisors as to the proper treatment of any Warrants they receive. The remainder of this discussion assumes that the Warrants are properly treated as unexercised warrants rather than as stock for U.S. federal income tax purposes. Upon the exercise of a Warrant, a holder of such Warrants will not recognize gain or loss (except to the extent of Cash, if any, received in lieu of the issuance of fractional shares of New ACP Common Stock) and will have a tax basis in the New ACP Common Stock acquired pursuant to such exercise equal to such holder's tax basis in the Warrant (which, in the case of an initial holder, generally will equal the portion of the issue price of the Unit properly allocable to the Warrant, as described above in "Issue Price") plus the exercise price of the Warrant. The holding period for such New ACP Common Stock so acquired should commence on the day after the date of exercise of the Warrant. If any Cash is received in lieu of fractional shares of New ACP Common Stock, the holder will recognize gain or loss in an amount and of the same character that such holder would have recognized if such holder had received fractional shares and then immediately sold such shares back to ACP for Cash.

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     Upon the sale of a Warrant (or New ACP Common Stock received upon exercise of a Warrant), a holder of such Warrant (or New ACP Common Stock) will recognize capital gain or loss equal to the difference between the amount realized upon the sale and such holder's tax basis in the Warrant (or New ACP Common Stock). Such capital gain or loss will be long-term or short-term depending on such holder's holding period in the Warrant (or New ACP Common Stock).

     If a Warrant expires unexercised, a holder of such Warrant will recognize a capital loss equal to such holder's tax basis in the Warrant.

     Under Section 305 of the Code, adjustments to the exercise price or conversion ratio of the Warrants which occur under certain circumstances, or the failure to make such adjustments, may result in the receipt of taxable constructive dividends by a holder of Warrants (subject to a possible dividends received deduction in the case of corporate holders) to the extent of Reorganized ACP's current or accumulated earnings and profits, regardless of whether there is a distribution of Cash or property.

HOLDERS OF ACP COMMON STOCK AND ACP PREFERRED STOCK

     The cancellation of the ACP Interests pursuant to the Plan should give rise to a worthless stock deduction in the hands of the Holders in an amount equal to the Holder's adjusted tax basis in such ACP Interest. A "worthless stock deduction" is a deduction allowed to a holder of a corporation's stock for the taxable year in which such stock becomes wholly worthless. The loss generally should be treated as a loss from the sale or exchange of a capital asset. The foregoing discussion applies only to Holders of ACP Interests that do not also own Existing Subordinated Notes. Holders of ACP Interests that also own Existing Subordinated Notes should consult their tax advisors.

CONSEQUENCES TO THE DEBTORS

     CANCELLATION OF INDEBTEDNESS INCOME AND REDUCTION OF TAX ATTRIBUTES

     The anticipated exchange of the PIK Note for Second Secured Notes and Warrants and the Existing Subordinated Notes for New ACP Common Stock, Cash and New Subordinated Notes, as well as the anticipated cancellation of the ACP Note and the NFC Note for no consideration, will substantially reduce the amount of the Debtors' aggregate outstanding indebtedness. In general, absent an exception, a Debtor will recognize cancellation of indebtedness income ("CODI") upon the satisfaction of its outstanding indebtedness in an amount equal to the excess, at the time of the exchange, of (a) the adjusted issue price of the indebtedness satisfied (generally the issue price of the debt, plus the amount of any previously amortized OID, less (i) any payments previously made on the debt other than payments of qualified stated interest, and (ii) the amount of any previously amortized bond issuance premium) over (b) the sum of the issue price of any new debt issued by the Debtor plus the amount of Cash paid and the fair market value of stock and other property (other than such new debt), if any, issued in satisfaction of the existing indebtedness.

     However, a Debtor will not be required to include any amount of CODI in gross income if the Debtor is under the jurisdiction of a court in a Title 11 bankruptcy proceeding and the discharge of debt occurs pursuant to that proceeding. Instead, as a price for the exclusion of CODI under the foregoing rule, the Debtor must (as of the first day of the taxable year following the year of the debt discharge) reduce its tax attributes by the amount of CODI that it excluded from gross income, subject to certain limited exceptions. In general, tax attributes are reduced in the following order: (a) net operating losses ("NOLs"), (b) excess tax credits and capital loss carryovers, and (c) the debtor's tax basis in its assets. The amount of CODI that will be recognized by the Debtors, and accordingly the amount of the tax attributes required to be reduced, will depend on the issue price of the Second Secured Notes and New Subordinated Notes and the fair market value of Warrants and New ACP Common Stock, neither of which may be known with certainty before the Effective Date.

     To the extent that a reduction of tax attributes is required, the Debtors anticipate that they will reduce the amount of their NOL carryforward (if any) and then reduce their other tax attributes, primarily the tax basis of their assets (including subsidiary stock basis). With respect to a required reduction of NOLs, the IRS has taken inconsistent positions as to whether such reduction is applied solely to the NOLs of the debtor incurring the CODI or to the consolidated NOLs of the debtor's entire consolidated group. Initially, the IRS held in a 1991 private letter ruling that where a member of a consolidated group is permitted to exclude CODI such member is required to reduce only its own separate company tax attributes (including NOLs) without having to reduce the tax attributes of any other member of the consolidated group. In a 1998 field service advice, however, the IRS concluded that a debtor member was required to treat all of a group's consolidated NOLs as a tax attribute of the debtor member, and

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

thus determined that all of the group's consolidated NOLs were subject to reduction. Although such private letter ruling and field service advice may not be relied upon by other taxpayers as binding authority, they do provide some indication of the IRS's position. With respect to a required reduction of asset tax basis, the reduction generally should apply to reduce tax basis solely of the assets of the Debtor generating the CODI, and should not affect the asset basis of the other members of the Debtor's consolidated group.

     LIMITATIONS ON NET OPERATING LOSS CARRYOVERS AND OTHER TAX ATTRIBUTES

     If a corporation undergoes an "ownership change," then Tax Code Section 382 generally limits the corporation's future use of its NOLs that arose before the ownership change (and may limit the corporation's use of certain built-in losses existing at the time of the ownership change if the built-in losses are recognized within a five-year period following the ownership change) (the "Section 382 Limitation"). The Section 382 Limitation on the use of pre-change losses (NOLs and certain built-in losses recognized within the five-year post-ownership change period) in any post-ownership-change year generally is equal to the product of the fair market value of the loss corporation's outstanding stock immediately before the ownership change and the long-term tax-exempt rate (which is published monthly by the U.S. Treasury Department and is intended to represent current interest rates on long-term tax-exempt debt obligations) in effect for the month in which the ownership change occurs. The July 2003 long-term-tax-exempt bond rate is 4.05%. Tax Code Section 383 applies similar limitations to capital loss and tax credit carryovers. As discussed below, however, special rules may apply in the case of a corporation that experiences an ownership change as the result of a bankruptcy proceeding.

     In general, an ownership change occurs when the percentage of the corporation's stock owned by "5-percent shareholders" increases by more than 50 percentage points over the lowest percentage owned by those shareholders at any time during the applicable testing period (generally the shorter of (a) the three-year period preceding the testing date and (b) the period between the most recent ownership change of the corporation and the testing date). A "5-percent shareholder" for this purpose generally includes an individual or entity that directly or indirectly owns 5 percent or more of the corporation's stock during the relevant period, and may include one or more groups of shareholders each of which owns less than 5 percent in value of the corporation's stock. Under applicable Treasury regulations, an ownership change with respect to an affiliated group of corporations filing a consolidated return that have consolidated NOLs generally is measured by changes in stock ownership of the parent corporation of the group.

     The issuance of New ACP Common Stock and Warrants, if any, to the Holders of Existing Subordinated Notes and Warrants to Holders of the PIK Note Claims pursuant to the Plan may cause an ownership change to occur with respect to ACP, and consequently with respect to the Debtors as a consolidated group, on the Effective Date. As a result, the Section 382 Limitation may apply to the utilization by the Debtors of their pre-ownership change NOLs and built-in losses following the Effective Date. This limitation is independent of, and in addition to, the reduction of tax attributes described in the preceding section resulting from the exclusion of CODI in gross income, though the Section 382 Limitation does not preclude the reduction of the Debtors' NOLs to the extent of CODI as described in the preceding section.

     If the Debtors undergo an ownership change as a result of the implementation of the Plan in bankruptcy, then special rules that modify the operation of Tax Code Section 382 in bankruptcy may apply. In particular, under Tax Code Section 382(1)(5), the Section 382 Limitation does not apply to an ownership change of a loss corporation that occurs as a result of the transactions that implement a plan of reorganization in bankruptcy, if (a) the corporation was under the jurisdiction of a court in a Title 11 bankruptcy proceeding immediately before the ownership change, (b) the plan is approved by the Title 11 court, (c) shareholders and "qualified" creditors of the loss corporation immediately before the ownership change own at least 50 percent of the loss corporation's stock by value and voting power after the ownership change, and (d) the loss corporation does not elect out of the application of
Section 382(l)(5) (the "Section 382(1)(5) Exception"). For this purpose, a creditor is "qualified" (and, accordingly, stock received by the creditor in exchange for debt is included in determining whether the foregoing 50 percent requirement is satisfied) only if (a) the creditor held (or is treated as holding) the debt continuously for the 18-month period before the Plan's Commencement Date or (b) the debt arose in the ordinary course of the loss corporation's trade or business and is held by the person who has at all times held the beneficial interest in the claim.

     A debtor that qualifies for the Section 382(1)(5) Exception may avoid entirely the application of the Section 382 Limitation to its NOLs and recognized built-in losses, but is required to reduce its pre-ownership-change NOLs by any deduction for interest claimed with respect to all indebtedness converted into stock for (a) the three-year period preceding the taxable year of the ownership change and (b) the portion of the current taxable year prior to the date

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

on which the ownership change occurs. In addition, if a debtor qualifies for the
Section 382(l)(5) Exception and undergoes a second ownership change within the two-year period following the Effective Date, then the Section 382(1)(5) Exception will not apply to that second ownership change, and any NOLs and other pre-change losses remaining after the second ownership change will be eliminated.

     If a Debtor does not qualify for or elects out of the Section 382(1)(5) Exception, then the Debtor's use of its pre-ownership change NOL carryforwards to offset taxable income earned after the ownership change will be subject to the Section 382 Limitation. As noted above, the Section 382 Limitation generally is determined by reference to the fair market value of the loss corporation's outstanding stock immediately before the ownership change. However, Code Section 382(l)(6) and the Treasury regulations thereunder provide that, in the case of an ownership change resulting from a bankruptcy proceeding of a Debtor to which the Section 382(l)(5) Exception does not apply, the value of the Debtor's stock for the purpose of computing the Section 382 Limitation is generally equal to the lesser of (a) the aggregate value of the Debtor's stock immediately after the ownership change and (b) the value of the Debtor's assets immediately before the ownership change (determined without regard to the Debtor's liabilities). Accordingly, under this provision the Section 382 Limitation generally will reflect the increase in the value of the Debtors' stock resulting from the cancellation of a portion of the Debtors' debt pursuant to the Plan.

     TREATMENT OF SECOND SECURED NOTES AND NEW SUBORDINATED NOTES

     As described above in "Holders of PIK Notes and Existing Subordinated Notes
- Issue Price," if the Second Secured Notes and/or the New Subordinated Notes are treated as applicable high yield discount obligations, then the Debtors may be denied a deduction for a portion of the OID on the Second Secured Notes and/or the New Subordinated Notes and may claim an interest deduction as to the remainder only when Reorganized Neenah pays the OID in Cash.

     Reorganized Neenah intends to treat the New Subordinated Notes as debt for U.S. federal income tax purposes, and the foregoing discussion assumes that such treatment will be respected. However, as noted above in "Holders of Existing Subordinated Notes," the IRS might assert that the New Subordinated Notes should be treated as equity for tax purposes. If the IRS were to prevail in that position, (a) Reorganized Neenah would not be able to claim an interest deduction for tax purposes for any interest paid or accrued on the New Subordinated Notes, and (b) Reorganized Neenah and its Subsidiaries would likely cease to be members of the tax consolidated group of which ACP is currently the parent corporation, which could have additional adverse tax consequences to Reorganized Neenah and its Subsidiaries.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     In general, information reporting requirements may apply to distributions or payments made to a Holder of a Claim. Additionally, backup withholding of taxes, currently at a rate of 28%, will apply to such payments if the Holder fails to provide an accurate taxpayer identification number or otherwise fails to comply with applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules will be allowed as a credit against the Holder's U.S. federal income tax liability and may entitle the Holder to a refund, provided that the required information is furnished to the IRS.

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

                        PROCEDURES FOR VOTING ON THE PLAN

     Before voting to accept or reject the Plan, each Holder as of the Record Date of an Impaired Claim should carefully review the Plan attached as Appendix II and described herein under the section of this Disclosure Statement titled "Description of the Plan of Reorganization." All descriptions of the Plan set forth in this Disclosure Statement are subject to the terms and conditions of the Plan. Instructions for voting on the Plan are set forth in the instructions contained in the Ballots.

VOTING DEADLINE

     The period during which the Ballots will be accepted will terminate at 5:00 p.m., New York City time on July 31, 2003, unless and until the Debtors, in their discretion, extend the date until which Ballots will be accepted, or terminate the solicitation period early for whatever reason, including, without limitation, due to receipt of the requisite votes in each Class approving the Plan, in which case the solicitation period will terminate at 5:00 p.m., New York City time on such extended or early termination date, the Voting Deadline. Except to the extent the Debtors so determine or as permitted by the Bankruptcy Court, Ballots that are received after the Voting Deadline will not be counted or otherwise used by the Debtors in connection with the Debtors' request for Confirmation of the Plan (or any permitted modification thereof).

     The Debtors reserve the absolute right, at any time or from time to time, to extend the period of time (on a daily basis, if necessary) during which Ballots will be accepted for any reason including, but not limited to, determining whether or not requisite acceptances of the Plan have been received, by making an announcement of such extension no later than the first business day next succeeding the previously announced Voting Deadline. The Debtors will give notice of any such extension in a manner deemed reasonable to the Debtors in their discretion. There can be no assurance that the Debtors will exercise their right to extend the Voting Deadline. In the event that the Debtors commence a Chapter 11 Case prior to the Voting Deadline, the Debtors may use acceptances received prior to the Voting Deadline to obtain Confirmation of the Plan.

VOTING TABULATION

     In tabulating votes, the following hierarchy shall be used to determine the Claim amount associated with a creditors vote: (a) the amount set forth on the Debtors' book and records, that is not otherwise the subject of a pending objection or dispute; (b) the Claim amount established by Court order; (c) the Claim amount contained on an uncontested Ballot; and (d) in the absence of any of the foregoing, zero. The Claim amount established through this process controls for voting purposes only and does not constitute the Allowed amount of any Claim.

     To ensure that a vote is counted, a Claim Holder must (a) complete a Ballot, (b) indicate the Holder's decision either to accept or reject the Plan in the boxes provided on the Ballot, and (c) sign and return the Ballot to the address set forth on the enclosed prepaid envelope.

     The Ballot is not a letter of transmittal and may not be used for any purpose other than to vote (a) to accept or reject the Plan and (b) to accept or reject the Mutual Releases.

     While such Class is not voting to accept or reject the Plan, mutual release consent forms are being sent by the Claims Agent to Holders of Class 11 - ACP Interests in order to solicit their participation in the Mutual Releases.

     If a creditor casts a Ballot and the entirety of the creditor's Claim is the subject of an objection to said Claim filed before the commencement of the Confirmation Hearing, said creditor's Ballot shall not be counted in accordance with Bankruptcy Rule 3018, unless temporarily allowed by the Court for voting purposes, pursuant to Bankruptcy Rule 3018(a), after notice and a hearing prior to the Voting Deadline.

     If a Holder holds Claims in more than one Class under the Plan, the Holder may receive more than one Ballot coded for each particular Impaired Class.

     Except to the extent the Debtors so determine or as permitted by the Bankruptcy Court, Ballots received after the Voting Deadline will not be accepted or counted by the Debtors in connection with the Debtors' request for Confirmation of the Plan. The method of delivery of Ballots to be sent to the Solicitation/Balloting Agent or Voting Agent is at the election and risk of each Holder of a Claim. Except as otherwise provided herein, such delivery will be deemed made only when the original executed Ballot is actually received by the Solicitation/Balloting Agent or Voting Agent. Instead of effecting delivery by mail, it is recommended, though not required, that such Holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery. Delivery of a Ballot by facsimile, e-mail or any other electronic means will not be accepted. No Ballot should be

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

sent to any of the Debtors, the Notes Trustee, or the Debtors' financial or legal advisors. The Debtors expressly reserve the right to amend, at any time and from time to time, the terms of the Plan (subject to compliance with the requirements of Section 1127 of the Bankruptcy Code). If the Debtors make a material change in the terms of the Plan or if the Debtors waive a material condition, the Debtors will disseminate additional solicitation materials and will extend the solicitation, in each case to the extent required by law.

     If multiple Ballots are received from a creditor with respect to the same Claims prior to the Voting Deadline, the last Ballot timely received will be deemed to reflect the voter's intent and to supersede and revoke any prior Ballot.

     Creditors must vote all of their Claims within a particular Class either to accept or reject the Plan and may not split their vote. Accordingly, a Ballot that partially rejects and partially accepts the Plan will not be counted.

     If a Ballot is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, such Persons should indicate such capacity when signing and, unless otherwise determined by the Debtors, must submit proper evidence satisfactory to the Debtors to so act on behalf of a beneficial interest Holder.

     In the event a designation is requested under Section 1126(e) of the Bankruptcy Code, any vote to accept or reject the Plan cast with respect to such Claim will not be counted for purposes of determining whether the Plan has been accepted or rejected, unless the Bankruptcy Court orders otherwise.

     Any Holder of an Impaired Claim who was a Holder on the Record Date who has delivered a valid Ballot voting on the Plan may withdraw such vote solely in accordance with Rule 3018(a) of the Federal Rules of Bankruptcy Procedure.

PARTIES IN INTEREST ENTITLED TO VOTE

     Under the Bankruptcy Code, only holders of claims or interests in "impaired" classes are entitled to vote on a plan. Under Section 1124 of the Bankruptcy Code, a class of claims or interests is deemed to be "impaired" under a plan unless (a) the plan leaves unaltered the legal, equitable, and contractual rights to which such claim or interest entitles the holder thereof or (b) notwithstanding any legal right to an accelerated payment of such claim or interest, the plan cures all existing defaults (other than defaults resulting from the occurrence of events of bankruptcy) and reinstates the maturity of such claim or interest as it existed before the default.

     If, however, the holder of an impaired claim or interest will not receive or retain any distribution under the plan on account of such claim or interest, the Bankruptcy Code deems such holder to have rejected the plan, and, accordingly, holders of such claims and interests are not entitled to vote on the plan. If a claim or interest is not impaired by the plan, the Bankruptcy Code deems the holder of such claim or interest to have accepted the plan and, accordingly, holders of such claims and interests are not entitled to vote on the plan. Also, a holder of a claim or interest may vote to accept or to reject a plan only if the claim or interest is "allowed," which means generally that no party in interest has objected to such claim or interest.

     The Bankruptcy Code defines "acceptance" of a plan by a class of claims as acceptance by creditors in that class that hold at least two-thirds in dollar amount and more than one-half in number of the claims that cast ballots for acceptance or rejection of such plan. Acceptance of a plan by a class of interests requires acceptance by at least two-thirds of the amount of interests of such class that cast ballots for acceptance or rejection of such plan.

     Only Holders of Class 3 - Existing Credit Facility Claims, Class 4 - PIK Note Claims and Class 6 - Existing Credit Facility Claims are entitled to vote to accept or reject the Plan. Note that under Article V.L of the Plan, Distributions will be made to Holders of Claims who surrender their instruments or securities, irrespective of the fact that such Holders may be different from the Record Date Holders. Any Person or Entity acquiring Claims after the Record Date takes such Claims subject to the vote of the Record Date Holder for or against the Plan.

AGREEMENTS UPON FURNISHING BALLOTS

     The delivery of an accepting Ballot pursuant to the procedures set forth above will constitute the agreement of the Holder of an Impaired Claim with respect to such Ballot (a) to accept all of the terms of, and conditions to this solicitation; and (b) to accept the terms of the Plan including the releases or exculpations set forth in Article IX therein; provided, however, that (i) such Holder of Claims or Interests voting on the Plan may elect not to participate in the Mutual Releases in the Plan by checking the appropriate box on such Ballot and (ii) all parties in interest retain their right to object to Confirmation of the Plan pursuant to Section 1128 of the Bankruptcy Code.

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

CHANGE OF VOTE

     Any party who has previously submitted to the Soliciting/Balloting Agent or the Voting Agent prior to the Voting Deadline a properly completed Ballot may revoke such Ballot and change its vote by submitting to the Soliciting/Balloting Agent or the Voting Agent prior to the Voting Deadline a subsequent properly completed Ballot for acceptance or rejection of the Plan.

WAIVERS OF DEFECTS, IRREGULARITIES, ETC.

     Unless otherwise directed by the Bankruptcy Court, all questions as to the validity, form, eligibility (including time of receipt), acceptance and revocation or withdrawals of Ballots will be determined by the Debtors in their sole discretion, which determination will be final and binding. The Debtors reserve the right to reject any and all Ballots not in proper form. The Debtors further reserve the right to waive any defects or irregularities or conditions of delivery as to any particular Ballot. The interpretation (including the Ballot and the respective instructions thereto) by the Debtors, unless otherwise directed by the Bankruptcy Court, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with deliveries of Ballots must be cured within such time as the Debtors (or the Bankruptcy Court) determines. Ballots previously furnished (and as to which any irregularities have not theretofore been cured or waived) will be invalidated. Neither the Debtors nor any other Person or Entity will be under any duty to provide notification of defects or irregularities with respect to deliveries of Ballots nor will any of them incur any liabilities for failure to provide such notification.

FURTHER INFORMATION; ADDITIONAL COPIES

     If you have any questions or require further information about the voting procedures for voting your Impaired Claims or about the packet of material you received, or if you wish to obtain an additional copy of the Plan, this Disclosure Statement, or any exhibits to such documents, please contact the (a) Voting Agent in the case of Class 6 - Existing Subordinated Note Claims or (b) the Soliciting/Balloting Agent in the case of Class 3 - Existing Credit Facility Claims or Class 4 - PIK Note Claims.

VOTING AGENT

     Innisfree M&A Incorporated has been appointed the Voting Agent for the Class 6 - Existing Subordinated Notes Claims. Questions and requests for assistance with respect to Ballots for Class 6 may be directed to the Voting Agent at the following address:

                  Innisfree M&A Incorporated
                  ATTN: Neenah Foundry Ballot Tabulation
                  501 Madison Avenue
                  20th Floor
                  New York, NY 10022

                  Banks and brokers call collect:
                  212-750-5833

                  All others call toll-free:
                  877-750-2689

SOLICITATION/BALLOTING AGENT

     Bankruptcy Services, LLC has been appointed the Solicitation/Balloting Agent with respect to Class 3 - Existing Credit Facility Claims and Class 4 - PIK Note Claims. Questions and requests for assistance with respect for Ballots for Class 3 and 4 may be directed to Bankruptcy Services, LLC at the address and telephone number below:

                  Bankruptcy Services, LLC
                  ATTN: Neenah Foundry Ballot
                  757 Third Avenue, Third Floor
                  New York, NY 10017
                  Telephone: 646-282-2500

MISCELLANEOUS

     The Debtors are not aware of any jurisdiction in which the voting instructions set forth herein are not in compliance with applicable law. If the Debtors become aware of any jurisdiction in which the solicitation would not

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

be in compliance with applicable law, the Debtors will make a good faith effort to comply with any such law. If, after such good faith effort, the Debtors cannot comply with any such law, the solicitation will not be made to the Holders of Impaired Claims residing in such jurisdiction.

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

                              AVAILABLE INFORMATION

     The Debtors have in the past been subject to the information and reporting requirements of the Exchange Act, and, in accordance therewith, filed periodic reports and other information with the SEC. Such reports and other information filed with the SEC can be inspected and copied at the public reference facilities of the SEC at its principal office, located at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material also can be obtained by mail from the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC maintains an Internet Web Site that contains reports, proxy and information statements and other information regarding Neenah. The address of such site is: "http://www.sec.gov."

                           INCORPORATION BY REFERENCE

     The following documents filed by the Debtors with the SEC are incorporated by reference and shall be deemed to be set forth herein:

           - Quarterly Report on Form 10-Q for the quarter ended December 31, 2002;

           - Annual Report on Form 10-K for the fiscal year ended September 30, 2002;

           - Quarterly Report on Form 10-Q for the quarter ended June 30, 2002;

           - Quarterly Report on Form 10-Q for the quarter ended March 31, 2002; and

           - Quarterly Report on Form 10-Q for the quarter ended December 31, 2001.

     All documents and reports filed by the Debtors with the SEC after the date of this Disclosure Statement and prior to the Voting Deadline shall be deemed incorporated herein by reference and shall be deemed to be a part hereof from the date of filing of such documents and reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Disclosure Statement to the extent that a statement contained herein or in any subsequently filed document or report that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Disclosure Statement.

     The Debtors will provide without charge, upon written or oral request, to each person to whom a copy of this Disclosure Statement is delivered, a copy of any of the documents of Neenah incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference herein). To obtain such information, you should call Innisfree M&A Incorporated at 877-750-2689 (or banks and brokers should call collect at 212-750-5833 or write to it at 501 Madison Avenue, 20th Floor, New York, New York 10022.

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

                          RECOMMENDATION AND CONCLUSION

     For all of the reasons set forth in this Disclosure Statement, Neenah believes that the Confirmation and consummation of the Plan will be preferable to other alternatives and, if Holders of Impaired Claims desire to implement the Plan, they should vote to accept the Plan complete and return the Ballots so that they will be received by the Soliciting/Balloting Agent or Voting Agent on or before the Voting Deadline, 5:00 p.m., New York City Time, on July 31, 2003 unless the solicitation is terminated early or extended by the Debtors prior to the Voting Deadline. The debtors reserve the right to terminate the solicitation period early, including, without limitation, upon receipt of the requisite votes in each Class approving the Plan.

Dated: July 1, 2003

                             NEENAH FOUNDRY COMPANY

                             By:    /s/ Gary LaChey
                                    ------------------------------
                             Name:  Gary LaChey
                             Title: Vice President-Finance, Treasurer, Secretary
                                    and Chief Financial Officer

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF
                             NEENAH FOUNDRY COMPANY

Report of Independent Auditors..................................................................................   F-2

Consolidated Balance Sheet as of September 30, 2002 and September 30, 2001......................................   F-3

Consolidated Statement of Operations, for the years ended September 30, 2002, September 30, 2001 and
     September 20, 2000.........................................................................................   F-5

Consolidated Statement of Changes in Stockholder's Equity (Deficit), for the years ended September 30,
     2002, September 30, 2001 and September 30, 2000............................................................   F-6

Consolidated Statement of Cash Flows, for the years ended September 30, 2002, September 30, 2001 and
     September 30, 2000.........................................................................................   F-7

Notes to Consolidated Financial Statements, for the years ended September 30, 2002, September 30, 2001
     and September 30, 2000.....................................................................................   F-8

                             See accompanying notes.

                        REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors
Neenah Foundry Company

We have audited the accompanying consolidated balance sheets of Neenah Foundry Company (the Company) as of September 30, 2002 and 2001, and the related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows for each of the three years in the period ended September 30, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our option.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at September 30, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 5 to the consolidated financial statements, effective October 1, 2001, the Company changed its method of accounting for goodwill.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in
Note 14, the Company has not complied with a covenant under its bank credit agreement and the Company did not make the interest payment on the Senior Subordinated Notes due May 1, 2003. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 14. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

                                                     /s/ Ernst & Young LLP

Milwaukee, Wisconsin
November 5, 2002, except for Note 14
   as to which the date is May 1, 2003

                             See accompanying notes.

                             NEENAH FOUNDRY COMPANY
                           CONSOLIDATED BALANCE SHEET

                                                                    SEPTEMBER 30,      SEPTEMBER 30,
                                                                        2002                2001
                                                                    -------------      -------------
ASSETS
Current assets:
     Cash and cash equivalents.................................        $ 26,354           $  4,346
     Accounts receivable, less allowance for doubtful accounts
        of $1,062 in 2002 and $1,437 in 2001...................          59,260             69,845
     Inventories...............................................          51,896             71,695
     Refundable income taxes...................................          14,850              2,148
     Deferred income taxes.....................................          15,880              3,069
     Other current assets......................................           5,765              5,852
     Current assets of discontinued operations.................             665                  -
                                                                       --------           --------

Total current assets...........................................         174,670            156,955
                                                                                                 -
Property, plant and equipment:
     Land......................................................           6,353              6,226
     Buildings and improvements................................          29,123             31,346
     Machines and equipment....................................         217,139            236,852
     Patterns..................................................          28,881             28,034
     Construction in progress..................................           5,811              6,240
                                                                       --------           --------
                                                                        287,307            308,698
     Less accumulated depreciation.............................         110,107             94,865
                                                                       --------           --------
                                                                        177,290            213,833

Deferred financing costs, net of accumulated amortization of
     $8,340 in 2002 and $6,327 in 2001.........................           6,656              7,811
Identifiable intangible assets net of accumulated amortization
     of $18,116 in 2002 and $22,163 in 2001....................          37,173             55,932
Goodwill, net of accumulated amortization of $26,566 in 2002
     and $22,619 in 2001.......................................         180,214            186,005
Other assets...................................................           6,470              5,907
                                                                       --------           --------
                                                                        230,513            255,655
                                                                       --------           --------
                                                                       $582,473           $626,443
                                                                       ========           ========

                             See accompanying notes.

                             NEENAH FOUNDRY COMPANY
                     CONSOLIDATED BALANCE SHEETS (CONTINUED)

                                                                    SEPTEMBER 30,      SEPTEMBER 30,
                                                                        2002               2001
                                                                    -------------      -------------
LIABILITIES AND STOCKHOLDER'S EQUITY
(DEFICIT)
Current Liabilities:
     Accounts payable.........................................        $ 23,140           $ 30,568
     Accrued wages and employee benefits......................          12,855             13,250
     Accrued interest.........................................          13,733             13,567
     Other accrued liabilities................................           2,094              4,701
     Current portion of long-term debt........................          40,917             20,424
     Current portion of capital lease obligations.............           2,519              2,305
     Current liabilities of discontinued operations...........             467                  -
                                                                      --------           --------

Total current liabilities.....................................          96,535             84,815

Long-term debt................................................         410,515            413,653
Capital lease obligations.....................................           5,248              7,845
Deferred income taxes.........................................          56,971             63,719
Post retirement benefit obligations...........................           6,696              6,345
Other liabilities.............................................          18,654              8,127
                                                                      --------           --------

Total liabilities.............................................         594,619            584,504

Commitments and contingencies

Stockholder's equity (deficit):
     Preferred stock par value $100 per share; 3,000 shares
         authorized; no shares issued or outstanding..........               -                  -
     Common stock, Class A (voting), par value $100 per share;
         1,000 shares authorized, issued and outstanding......             100                100
     Common stock, Class B (nonvoting), par value $100 per
         share; 10,000 shares authorized; no shares issued or
         outstanding..........................................               -                  -
     Capital in excess of par value...........................          51,317             51,317
     Accumulated deficit......................................         (55,563)            (7,860)
     Accumulated other comprehensive loss.....................          (8,000)            (1,618)
                                                                      --------           --------

Total stockholder's equity (deficit)..........................         (12,146)            41,939
                                                                      --------           --------
                                                                      $582,473           $626,443
                                                                      ========           ========

                             See accompanying notes.

                             NEENAH FOUNDRY COMPANY
                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                                         FISCAL YEARS ENDED
                                                         ----------------------------------------------------
                                                         SEPTEMBER 30,      SEPTEMBER 30,       SEPTEMBER 30,
                                                             2002               2001                 2000
                                                         -------------      -------------       -------------
Net sales..........................................        $405,218           $416,907            $504,311
Cost of sales......................................         341,013            352,737             406,652

Gross profit.......................................          64,205             64,170              97,659

Selling, general and administrative expenses.......          29,297             28,017              33,619
Amortization expense...............................           3,829             10,613              10,503
Provision for impairment of assets.................           5,453                  -                   -
(Gain) loss on disposal of equipment...............             544               (434)                 85
                                                           --------           --------            --------
Operating income...................................          25,082             25,974              53,452

Other income (expense):
   Interest expense................................         (43,951)           (43,987)            (44,411)
   Interest income.................................             819                445                 978
                                                           --------           --------            --------
Income (loss) from continuing operations before
   income taxes....................................         (18,050)           (17,568)             10,019
Provision (credit) for income taxes................          (8,389)            (4,149)              6,175
                                                           --------           --------            --------

Income (loss) from continuing operations...........          (9,661)           (13,419)              3,844

Discontinued operations:
     Loss from discontinued operations net of income
       tax credit of $(20,475) in 2002, $(2,318) in
       2001 and $(4,575) in 2000...................         (38,042)            (4,035)             (8,987)

     Gain on sale of discontinued operations, net of
       income taxes of $1,603 in 2001..............               -              2,404                   -
                                                           --------           --------            --------

Net loss...........................................        $(47,703)          $(15,050)           $ (5,143)
                                                           ========           ========            ========


                             See accompanying notes.

                             NEENAH FOUNDRY COMPANY
      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY (DEFICIT)
                             (DOLLARS IN THOUSANDS)

                                                                                            Retained      Accumulated
                                                           Common Stock      Capital in     Earnings         Other
                                            Preferred   ------------------   Excess of    (Accumulated   Comprehensive
                                              Stock     Class A    Class B   Par Value       Deficit)         Loss           Total
                                            ---------   -------    -------   ---------    ------------   --------------    --------
Balance at September 30, 1999 ..........       $ -      $    100     $ -     $  51,317       $ 12,333       $      -       $ 63,750
    Components of comprehensive loss:
       Net loss ........................         -             -       -             -         (5,143)             -         (5,143)
       Pension liability adjustment,
           net of tax effect of $60 ....         -             -       -             -              -            (89)           (89)
                                              -----     --------   -------   ---------       --------       --------       --------

    Total comprehensive loss ...........         -             -       -             -              -              -         (5,232)
                                                                                                                           --------

Balance at September 30, 2000 ..........         -           100       -        51,317          7,190            (89)        58,518
    Components of comprehensive income:
       Net loss ........................         -             -       -             -        (15,050)             -        (15,050)
       Pension liability adjustment,
           net of tax effect of $1,018           -             -       -             -              -         (1,529)        (1,529)
                                              -----     --------   -------   ---------       --------       --------       --------

    Total comprehensive loss ...........         -             -       -             -              -              -        (16,579)
                                                                                                                           --------

Balance at September 30, 2001 ..........         -           100       -        51,317         (7,860)        (1,618)        41,939
    Components of comprehensive income:
       Net loss ........................         -             -       -             -        (47,703)             -        (47,703)
       Pension liability adjustment,
           net of tax effect of $4,255           -             -       -             -              -         (6,382)        (6,382)
                                              -----     --------   -------   ---------       --------       --------       --------

    Total comprehensive loss ...........         -             -       -             -              -              -        (54,085)
                                              -----     --------   -------   ---------       --------       --------       --------

Balance at September 30, 2002 ..........       $ -      $    100     $ -     $  51,317       $(55,563)      $ (8,000)      $(12,146)
                                              =====     ========   =======   =========       ========       ========       ========

                             See accompanying notes.

                             NEENAH FOUNDRY COMPANY
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                           FISCAL YEARS ENDED
                                                                              ---------------------------------------------
                                                                              SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,
                                                                                  2002            2001            2000
                                                                              -------------   -------------   -------------
OPERATING ACTIVITIES
Net loss ..............................................................         $(47,703)       $(15,050)      $ (5,143)
Adjustments to reconcile net loss to net cash provided by operating activities:
        Provision for obsolete inventories ............................              240             248          2,500
        Provision for impairment of assets ............................           36,533               -              -
        Depreciation ..................................................           25,532          29,636         28,112
        Amortization of identifiable intangible assets and goodwill . .            3,947          11,638         11,641
        Amortization of deferred financing costs and premium on notes              1,392           1,222          1,082
        Gain on sale of discontinued operations .......................                -          (4,007)             -
        (Gain) loss on disposal of property, plant and equipment ......              559            (337)           104
        Deferred income taxes .........................................          (10,650)         (1,630)          (358)
        Changes in operating assets and liabilities:
           Accounts receivable ........................................           10,275           2,145          8,558
           Inventories ................................................           19,559          (7,405)        (7,759)
           Other current assets .......................................            1,043              45           (378)
           Accounts payable ...........................................           (7,118)           (474)        (3,842)
           Accrued liabilities ........................................           (2,983)         (3,911)        (3,924)
           Income taxes ...............................................          (14,104)         (2,152)        (1,183)
           Postretirement benefit obligations .........................              351             379            477
           Other liabilities ..........................................             (437)         (1,060)          (405)
                                                                                --------        --------       --------

Net cash provided by operating activities .............................           16,436           9,287         29,482

INVESTING ACTIVITIES
Acquisition of business, net of cash acquired .........................                -               -        (29,502)
Proceeds from disposition of business, net of fees ....................                -           5,190              -
Purchase of property, plant and equipment .............................           (9,055)        (16,882)       (19,268)
Proceeds from sale of property, plant and equipment ...................              323           2,859          2,381
Other .................................................................             (431)          2,373           (936)
                                                                                --------        --------       --------

Net cash used in investing activities .................................           (9,163)         (6,460)       (47,325)

FINANCING ACTIVITIES
Proceeds from long-term debt ..........................................         $ 33,400        $  5,000       $ 29,750
Payments on long-term debt and capital
    lease obligations .................................................          (17,807)        (22,053)        (9,797)
Debt issuance costs ...................................................             (858)           (906)             -
                                                                                --------        --------       --------
Net cash provided by (used in) financing activities ...................           14,735         (17,959)        19,953
                                                                                --------        --------       --------

Increase (decrease) in cash and cash equivalents ......................           22,008         (15,132)         2,110
Cash and cash equivalents at beginning of period ......................            4,346          19,478         17,368
                                                                                --------        --------       --------

Cash and cash equivalents at end of period ............................         $ 26,354        $  4,346       $ 19,478
                                                                                ========        ========       ========

Supplemental disclosures of cash flow information:
Interest paid .........................................................         $ 44,340        $ 47,428       $ 47,475
Income taxes paid (refunded) ..........................................           (4,080)         (1,253)         3,141

                             See accompanying notes.

                             NEENAH FOUNDRY COMPANY

                               SEPTEMBER 30, 2002
                             (DOLLARS IN THOUSANDS)

1.   NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

     Neenah Foundry Company (Neenah), together with its subsidiaries (the Company), manufactures gray and ductile iron castings and forged components for sale to industrial and municipal customers. Industrial castings are custom-engineered and are produced for customers in several industries, including the medium and heavy-duty truck components, farm equipment, heating, ventilation and air-conditioning industries. Municipal castings include manhole covers and frames, storm sewer frames and grates, tree grates and specialty castings for a variety of applications and are sold principally to state and local government entities, utilities and contractors. The Company's sales generally are unsecured.

     Neenah has the following subsidiaries, all of which are wholly owned:
Deeter Foundry, Inc. (Deeter); Mercer Forge Corporation and subsidiaries (Mercer); Dalton Corporation and subsidiaries (Dalton); Advanced Cast Products, Inc. and subsidiaries; Gregg Industries, Inc. (Gregg); Neenah Transport, Inc. (Transport) and Cast Alloys, Inc. (Cast Alloys), which is inactive. Deeter manufactures gray iron castings for the municipal market and special application construction castings. Mercer manufactures forged components for use in transportation, railroad, mining and heavy industrial applications and microalloy forgings for use by original equipment manufacturers and industrial end users. Dalton manufactures gray iron castings for refrigeration systems, air conditioners, heavy equipment, engines, gear boxes, stationary transmissions, heavy-duty truck transmissions and other automotive parts. ACP manufactures ductile and malleable iron castings for use in various industrial segments, including heavy truck, construction equipment, railroad, mining and automotive. Gregg manufactures gray and ductile iron castings for industrial and commercial use. Transport is a common and contract carrier licensed to operate in the continental United States. The majority of Transport's revenues are derived from transport services provided to the Company.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Neenah and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with a maturity purchased to be cash equivalents. The cost, which approximates fair which consist entirely of repurchase agreements, totaled $25,500 at were no cash equivalents at September 30, 2001.

INVENTORIES

     Inventories are stated at the lower of cost or market. The cost of inventories for Neenah and Dalton is determined on the last-in, first-out (LIFO) method for substantially all inventories except supplies, for which cost is determined on the first-in, first-out (FIFO) method. The cost of inventories for Deeter, Mercer, ACP and Gregg is determined on the FIFO method. LIFO inventories comprise 47% and 38% of total inventories at September 30, 2002 and 2001, respectively. If the FIFO method of inventory valuation had been used by all companies, inventories would have been approximately $1,458 and $1,041 higher than reported at September 30, 2002 and 2001, respectively.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost. Depreciation for financial reporting purposes is provided over the estimated useful lives of the respective assets using the straight-line method.

DEFERRED FINANCING COSTS

     Costs incurred to obtain long-term financing are amortized using the effective interest method over the term of the related debt.

                             NEENAH FOUNDRY COMPANY

                               SEPTEMBER 30, 2002
                             (DOLLARS IN THOUSANDS)

     Identifiable intangible assets are amortized on a straight-line basis over the estimated useful lives of 10 to 40 years.

GOODWILL

     Effective October 1, 2001, goodwill is no longer amortized but is subject to an annual test for impairment. Prior to October 1, 2001, goodwill was amortized on a straight-line basis over 15 to 40 years.

IMPAIRMENT OF LONG-LIVED ASSETS

     Property, plant and equipment and identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets. Such analyses necessarily involve significant judgment.

REVENUE RECOGNITION

     Revenues are recognized upon shipment of product, which generally corresponds with the transfer of title.

SHIPPING AND HANDLING COSTS

     Shipping and handling costs are included in cost of sales.

ADVERTISING COSTS

     Advertising costs are expensed as incurred. Advertising costs for continuing operations amounted to $587, $615 and $636 for the years ended September 30, 2002, 2001 and 2000, respectively.

     Deferred income taxes are provided for temporary differences between the financial reporting and are income tax basis of the Company's assets and liabilities and measured using currently enacted tax rates and laws.

INCOME TAXES

     Deferred income taxes are provided for temporary differences between the financial reporting and income tax basis of the Company's assets and liabilities and are measured using currently enacted tax rates and laws.

FINANCIAL INSTRUMENTS

     The Company has a number of financial instruments, none of which are held for trading purposes. The following presents the carrying amounts and estimated fair values of such instruments:

                                        YEAR ENDED                YEAR ENDED
                                    SEPTEMBER 30,2002         SEPTEMBER 30,2002
                                  ---------------------     ---------------------
                                  CARRYING       FAIR       CARRYING       FAIR
                                   AMOUNT        VALUE       AMOUNT        VALUE
                                  --------     --------     --------     --------
Cash and cash equivalents..       $ 26,354     $ 26,354     $  4,346     $  4,346
Accounts receivable .......         59,260       59,260       69,845       69,845
Accounts payable ..........         23,140       23,140       30,568       30,568
Long-term debt ............        451,432      285,052      434,077      308,586
Capital lease obligations..          7,767        7,767       10,150       10,150

The fair value of the Existing Subordinated Notes with a face value of $282,000 is based on quoted market prices.

2.   DISCONTINUED OPERATIONS

     In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company adopted SFAS No. 144 as of October 1, 2001. The provisions of SFAS No. 144 were applied during the year ended September 30, 2002, as discussed below.

                             NEENAH FOUNDRY COMPANY

                               SEPTEMBER 30, 2002
                             (DOLLARS IN THOUSANDS)

     Customer actions and the significant deterioration of the U.S. economy during the quarter ended December 31, 2001, had a dramatic effect on the operations of Cast Alloys. This resulted in a significant reduction in sales, operating profits and cash flows of Cast Alloys for the three months ended December 31, 2001. Based on these factors, a goodwill impairment charge of $10,668 was recognized during the three months ended December 31, 2001, related to the decline in fair value of the Cast Alloys reporting unit, which is included in the Castings segment.

     These events also had a significant impact on the value of Cast Alloys' fixed assets and long-lived assets with finite lives. Due to the existing impairment indicators, management assessed the recoverability of these fixed assets and long-lived assets. As the expected undiscounted cash flows were less than the carrying value of the related assets, an impairment charge of $20,412 was recognized for the difference between the fair value and carrying value of such assets during the year ended September 30, 2002.

     In January 2002, management initiated a plan for the discontinuation of the operations of Cast Alloys by closing its manufacturing facilities. Severance costs of approximately $2,200 associated with this plan were recognized during the three months ending March 31, 2002. All employees of Cast Alloys were terminated by April 2002. In accordance with the provisions of SFAS No. 144, the results of operations of Cast Alloys have been reported as discontinued operations in the consolidated statements of operations for all periods presented. Previously, Cast Alloys was included in the Castings segment.

     Revenues for Cast Alloys for the years ended September 30, 2002, 2001 and 2000 were $8,641, $53,130 and $45,345, respectively. Interest expense allocated to Cast Alloys of $1,954, $4,309 and $3,892 for the years ended September 30, 2002, 2001 and 2000, respectively, was based on the purchase price of Cast Alloys in relation to the purchase price of all other acquisitions funded by additional Company borrowings.

     On October 2, 2000, the Company sold all of the issued and outstanding shares of common stock of Hartley for cash of $5,190, net of fees of $129. The disposition of Hartley resulted in a gain of $2,404, net of income taxes of $1,603. Proceeds from the sale were used to reduce outstanding debt. Hartley designs and manufactures customized sand control systems. In accordance with the provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," which has been amended by SFAS No. 144, the results of operations of Hartley have been reported as discontinued operations in the consolidated statements of operations. Revenues for Hartley for the year ended September 30, 2000 were $5,514.

3.   ACQUISITION

     On November 30, 1999, the Company purchased Gregg, a manufacturer of gray and ductile iron castings, for $23,002 (including direct costs of $485 and net of $403 of acquired cash). Additional purchase consideration of $6,500 was paid in April 2000 based on Gregg's operating results for the calendar year ended December 31, 1999. The acquisition of Gregg was financed through borrowings under the Company's Acquisition Loan Facility.

     The acquisition of Gregg has been accounted for using the purchase method of accounting, and, accordingly, the purchase price has been allocated on the basis of fair values to the underlying assets acquired and liabilities assumed. The excess of the cost of acquisition over the fair value of the net tangible and identifiable intangible assets acquired has been allocated to goodwill. The operating results of Gregg are included in the consolidated statements of operations since the date of acquisition.

4.   INVENTORIES

     Inventories consist of the following as of September 30:

                                                   2002        2001
                                                 -------     -------
Raw materials ..............................     $ 4,021     $ 9,519
Work in process and finished goods..........      35,482      50,210
Supplies ...................................      12,393      11,966
                                                 -------     -------
                                                 $51,896     $71,695
                                                 =======     =======

5.   INTANGIBLE ASSETS

                             NEENAH FOUNDRY COMPANY

                               SEPTEMBER 30, 2002
                             (DOLLARS IN THOUSANDS)

     In June 2001, the FASB issued SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." The Company adopted SFAS No. 142 as of October 1, 2001. Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests in accordance with the Statements. Other intangible assets continue to be amortized over their estimated useful lives.

     Upon adoption of SFAS No. 141, the Company reclassified the identifiable intangible assets related to the assembled workforce and facilities in place with an unamortized balance of $4,660 and $3,469, respectively, net of related deferred income taxes of $1,864 and $1,388, respectively, to goodwill.

     The Company performed the transitional impairment test of goodwill as of October 1, 2001, and concluded that no impairment existed at the time of adoption of SFAS No. 142. As discussed in Note 2, subsequent to the adoption of SFAS No. 142, a goodwill impairment charge of $10,668 related to Cast Alloys, a discontinued operation, was recognized. The Company performed the annual impairment test of goodwill as of July 1, 2002, and concluded that no additional goodwill impairment existed. The impairment tests were performed based on the expected present value of future cash flows for each of the Company's reporting units.

     Identifiable intangible assets consist of the following as of September 30:

                                                                  YEAR ENDED                      YEAR ENDED
                                                              SEPTEMBER 30, 2002              SEPTEMBER 30, 2001
                                                          ---------------------------   ------------------------------
                                                           GROSS
                                                          CARRYING       ACCUMULATED    GROSS CARRYING     ACCUMULATED
                                                           AMOUNT        AMORTIZATION        AMOUNT       AMORTIZATION
                                                          --------       ------------   --------------    ------------
Amortizable intangible assets:
        Customer lists.............................       $ 31,441         $ 14,814         $ 35,041        $ 12,662
        Trade names................................         22,553            2,649           27,053           2,392
        Assembled workforce........................                               -           10,942           6,282
        Facilities in place........................                                            3,764             295
        Other......................................          1,295              653            1,295             532
                                                          --------         --------         --------        --------
                                                          $ 55,289         $ 18,116         $ 78,095        $ 22,163
                                                          ========         ========         ========        ========

     The Company does not have any intangible assets deemed to have indefinite lives. Amortization expenses expected to be recognized during fiscal years subsequent to September 30, 2002, is as follows:

2003                  $3,832
2004                   3,832
2005                   3,832
2006                   3,832
2007                   3,195

     Changes in the carrying amount of goodwill during the year ended September 30, 2002, consist of the following:

                                                                              CASTING     FORGINGS
                                                                              SEGMENT      SEGMENT    OTHER SEGMENT      TOTAL
                                                                             ---------    ---------   -------------    ---------
Balance as of September 30, 2001 .......................................     $ 168,709    $  17,296   $          -     $ 186,005
Reclassification of assembled workforce and facilities in place net of deferred income tax liability of $3,064, $188, $0 and $3,22
      respectively .....................................................         4,595          282              -         4,877
Impairment charge related to discontinued operations - See Note 2.......       (10,668)           -              -       (10,668)
                                                                             ---------    ---------   ------------     ---------
Balance as of September 30, 2002 .......................................     $ 162,636    $  17,578   $          -     $ 180,214
                                                                             =========    =========   ============     =========

                             NEENAH FOUNDRY COMPANY

                               SEPTEMBER 30, 2002
                             (DOLLARS IN THOUSANDS)

     As required by SFAS No. 142, the results of operations of the Company for periods prior to its adoption have not 'been restated. The following table reconciles reported net loss to pro forma net loss that would have resulted for the years ending September 30, 2001 and 2000, if SFAS No. 142 had been adopted effective October 1, 1999:

                                                                YEARS ENDED SEPTEMBER 30
                                                                ------------------------
                                                                   2001         2000
                                                                 ---------    ---------
Reported net loss ...................................            $(15,050)    $ (5,143)
Amortization of goodwill ............................               5,552        5,522
Amortization of assembled workforce, net of tax......               1,025          995
Amortization of facilities in place, net of tax......                  45           45
                                                                 ========     ========
Pro forma net income (loss)                                      $ (8,428)    $  1,419
                                                                 ========     ========

6.   LONG-TERM DEBT

     Long-term debt consists of the following as of September 30:

                                                                  2001             2000
                                                                --------         --------
11 1/8% Series B Existing Subordinated Notes                    $150,000         $150,000
11 1/8% Series D Existing Subordinated Notes, including
 unamortized premium of $1,206 in 2002 and $1,469 in 2001       $ 46,206           46,469
11 1/8% Series F Existing Subordinated Notes, including
 unamortized premium of $1,642 in 2002 in 2001                    88,642           89,000
Term Loan Facilities                                             117,292          123,542

Acquisition Loan Facility                                         10,794           19,891
                                                                ========         ========
Existing Revolver                                                 28,500            5,000
PIK Note                                                           9,900                -
Other                                                                 98              175
                                                                --------         --------
                                                                 451,432          434,077
Less current portion                                              40,917           20,424
                                                                --------         --------
                                                                $410,515         $413,653
                                                                ========         ========

     The Series B, Series D and Series F Existing Subordinated Notes (collectively, the Notes) are unsecured and mature on May 1, 2007. Interest is payable semiannually on May 1 and November 1. The Notes are fully, unconditionally, jointly and severally guaranteed by all subsidiaries. The Notes are subordinated to all existing and future senior indebtedness of the Company but rank equally in right of payment with any future senior subordinated indebtedness of the Company. The Notes contain covenants, which restrict the Company from incurring additional indebtedness and prohibit dividend payments, stock redemptions and certain other transactions.

     The Company has a Credit Agreement, as amended, with a group of banks, which provides Term Loan Facilities, an Acquisition Loan Facility and an Existing Revolver. Borrowings under the Credit Agreement are secured by substantially all assets of the Company. Covenants in the Credit Agreement restrict the payment of dividends, capital expenditures and certain other transactions and require the Company to maintain leverage, net worth and interest coverage ratios. Effective December 31, 2001, the Credit Agreement was amended to provide relief from the above financial ratio covenants through December 31, 2003, reduce the amount of the Existing Revolver to $29,565 and establish minimum EBITDA and liquidity covenants. The Company is in compliance with existing bank covenants at September 30, 2002.

     The Term Loan Facilities consist of two tranches of term loans. The Tranche A term loans outstanding at September 30, 2002 and 2001, total $4,057 and $9,057, respectively, and mature on September 30, 2003. The Tranche B term loans outstanding at September 30, 2002 and 2001, total $113,235 and $114,485, respectively, and

                             NEENAH FOUNDRY COMPANY

                               SEPTEMBER 30, 2002
                             (DOLLARS IN THOUSANDS)

mature on September 30, 2005. Installments of the Tranche A term loans are due in aggregate principal amounts of $1,250 per quarter from December 31, 2002 through June 30, 2003, and the remaining principal due September 30, 2003. Installments on $47,583 of the Tranche B term loans are due in aggregate principal amounts of $250 per quarter until September 30, 2003, $6,250 per quarter from December 31, 2003 through June 30, 2005, and the remaining principal due September 30, 2005. Installments on $65,652 of the Tranche B term loans are due in aggregate principal amounts of $8,750 per quarter commencing on December 31, 2003, with the remaining principal due September 30, 2005. Interest on the Tranche A and Tranche B term loans is at LIBOR (2.50% at September 30, 2002) plus 4.50% and 4.75%, respectively.

     Borrowings under the Acquisition Loan Facility are due in quarterly principal installments of $1,820 through March 31, 2004, with the remaining principal due June 30, 2004, with interest at LIBOR plus 4.50%.

     The Existing Revolver matures on September 30, 2003. The Company is entitled to draw amounts under the Existing Revolver to a maximum of $28,500 for general corporate purposes, including permitted acquisitions, as defined, and to a maximum of $1,065 for letters of credit. As of September 30, 2002, the Company had outstanding letters of credit of $1,065, which secure certain workers' compensation and other obligations.

     The PIK Note is secured by substantially all assets of the Company. Principal and interest at 14% are payable on December 31, 2005.

     Scheduled maturities of long-term debt during fiscal years subsequent to September 30, 2002, are as follows:

2003.....................         $   40,917
2004.....................             63,532
2005.....................             52,235
2006.....................              9,900
2007.....................            282,000
                                  ----------
                                  $  448,584
                                  ==========

7.   COMMITMENTS AND CONTINGENCIES

     The Company leases certain plants, warehouse space, machinery and equipment, office equipment and vehicles under operating leases. Rent expense for continuing operations under these operating leases for the years ended September 30, 2002, 2001 and 2000 totaled $3,222, $2,793 and $2,860, respectively.

     The Company did not enter into any capital leases during the years ended September 30, 2002 or 2001. During the year ended September 30, 2000, the Company financed purchases of property, plant and equipment totaling $13,348 by entering into capital leases.

     Property, plant and equipment under leases accounted for as capital leases as of September 30 are as follows:

                                                           2002           2001
                                                        ----------     ---------
Machinery and equipment.......................          $   13,983     $  14,308
Less accumulated depreciation.................               3,593         2,419
                                                        ----------     ---------
                                                        $   10,300     $  11,889
                                                        ==========     =========

                             NEENAH FOUNDRY COMPANY

                               SEPTEMBER 30, 2002
                             (DOLLARS IN THOUSANDS)

     Minimum rental payments due under operating and capital leases for fiscal years subsequent to September 30, 2002, are as follows:

                                                      OPERATING       CAPITAL
                                                        LEASES        LEASES
                                                      ---------      --------
2003.........................................         $   2,352      $  3,358
2004.........................................             1,593         3,158
2005.........................................             1,047         2,332
2006.........................................               683           556
2007.........................................               280             -
Thereafter...................................                13             -
                                                      ---------      --------

Total minimum lease payments.................         $   5,968         9,404
                                                      =========

Less amount representing interest............                           1,637
                                                                     --------
Present value of minimum lease payments......                           7,767
Less current portion.........................                           2,519
                                                                     --------
Capital lease obligations....................                        $  5,248
                                                                     ========

     The Company is partially self-insured for workers' compensation claims. An accrued liability is recorded for claims incurred but not yet paid or reported and is based on current and historical claim information. The accrued liability may ultimately be settled for an amount different than the recorded amount. Adjustments of the accrued liability are recorded in the period in which they become known.

     Approximately 62% of the Company's work force is covered by collective bargaining agreements. The collective bargaining agreement for the Warsaw location of Dalton is scheduled to expire during fiscal 2003.

8.   INCOME TAXES.

     The provision (credit) for income taxes consists of the following:

                                                      YEARS ENDED SEPTEMBER 30
                                                      ------------------------
                                                    2002          2001         2000
                                                -----------    ---------     --------
Current:
Federal................................         $   (18,522)   $  (2,902)    $  1,804
State..................................                 308       (1,218)         154
Foreign................................                   -          886            -
                                                -----------    ---------     --------
                                                    (18,214)      (3,234)       1,958
Deferred...............................             (10,650)      (1,630)        (358)
                                                -----------    ---------     --------
                                                $   (28,864)   $  (4,864)    $  1,600
                                                ===========    =========     ========

     The provision (credit) for income taxes is included in the consolidated statements of operations as follows:

                                                            YEARS ENDED SEPTEMBER 30
                                                     --------------------------------------
                                                         2002         2001          2000
                                                     ----------    ---------     ---------
Continuing operations......................          $   (8,389)   $  (4,149)    $   6,175
Discontinued operations....................             (20,475)        (715)       (4,575)
                                                     ----------    ---------     ---------
                                                     $  (28,864)   $  (4,864)    $   1,600
                                                     ==========    =========     =========

                             NEENAH FOUNDRY COMPANY

                               SEPTEMBER 30, 2002
                             (DOLLARS IN THOUSANDS)

     The provision (credit) for income taxes differs from the amount computed by applying the federal statutory rate of 35% as of September 30, 2002, 2001 and 2000, to income (loss) before income taxes as follows:

                                                            YEARS ENDED SEPTEMBER 30
                                                      ----------------------------------
                                                        2002         2001         2000
                                                      --------     --------     --------
Provision (credit) at statutory rate .............    $(26,798)    $ (6,970)    $ (1,240)
State income taxes (benefit), net of federal
taxes ............................................          74         (535)         452
Amortization of goodwill .........................           -        1,943        1,927
Additional provision recorded in connection with
   tax examinations ..............................         932          417          405
Permanent difference related to the
   discontinuance of Cast Alloys .................      (2,734)           -            -
Other ............................................        (338)         281           56
                                                      --------     --------     --------
Provision (credit) for income taxes ..............    $(28,864)    $ (4,864)    $  1,600
                                                      ========     ========     ========

     Deferred income tax assets and liabilities consist of the following as of September 30:

                                                     2002         2001
                                                   --------     --------
Deferred income tax liabilities:
  Book basis of assets in excess of tax basis..
    Inventories ...............................    $ (3,023)    $ (2,605)
    Property, plant and equipment .............     (37,277)     (44,519)
    Identifiable intangible assets ............     (14,890)     (22,892)
  Other .......................................      (1,779)      (1,619)
                                                   --------     --------
                                                    (56,969)     (71,635)
Deferred income tax assets:
  Employee benefit plans ......................       8,773        5,570
  Accrued vacation ............................       2,498        2,251
  Other accrued liabilities ...................       2,801        1,251
  State net operating loss carryforwards ......       1,806        1,945
  Other .......................................           -          622
  Valuation allowance .........................           -         (654)
                                                   --------     --------
                                                     15,878       10,985
                                                   --------     --------
Net deferred income tax liability .............    $(41,091)    $(60,650)
                                                   ========     ========
Included in the consolidated balance sheets as:
  Current deferred income tax asset ...........    $ 15,880     $  3,069
  Noncurrent deferred income tax liability ....     (56,971)     (63,719)
                                                   --------     --------
                                                   $(41,091)    $(60,650)
                                                   ========     ========

     As of September 30, 2002, the Company has state net operating loss (NOL) carryforwards for income tax purposes for continuing operations of approximately $35,000, which expire in varying amounts through September 30, 2017. The valuation allowance as of September 30, 2001, was provided against the deferred tax asset related to the state NOL carryforwards of Cast Alloys as the benefit related to these carryforwards was not expected to be realized.

9.   EMPLOYEE BENEFIT PLANS

Defined-Benefit Pension Plans and Postretirement Benefits

     The Company sponsors five defined-benefit pension plans covering the majority of its hourly employees. Retirement benefits under the pension plans are based on years of service and defined-benefit rates. The Company funds the pension plans based on actuarially determined cost methods allowable under Internal Revenue Service

                             NEENAH FOUNDRY COMPANY

                               SEPTEMBER 30, 2002
                             (DOLLARS IN THOUSANDS)

regulations. Plan assets consist primarily of mutual funds. The measurement date for three of the defined-benefit pension plans is September 30. The remaining two plans use a measurement date of June 30.

     The Company also sponsors unfunded defined-benefit postretirement health care plans covering substantially all salaried and hourly employees at Neenah and their dependents. For salaried employees at Neenah, benefits are provided from the date of retirement for the duration of the employee's life, while benefits for hourly employees at Neenah are provided from retirement to age 65. Retirees' contributions to the plans are based on years of service and age at retirement. The Company funds benefits as incurred. These plans use a measurement date of September 30.

     The following table summarizes the funded status of the pension plans and postretirement benefit plans and the amounts recognized in the consolidated balance sheets at September 30, 2002 and 2001:

                                                       PENSION BENEFITS      POSTRETIREMENT BENEFITS
                                                     ---------------------   ------------------------
                                                       2002         2001         2002         2001
                                                     --------     --------     --------     --------
Change in benefit obligation:
  Benefit obligation, October 1 ...............      $ 44,166     $ 40,400     $  7,024     $  6,692
    Service cost ..............................         1,512        1,543          198          204
    Interest cost .............................         3,269        3,036          476          493
    Curtailment ...............................             -            -            -         (153)
    Actuarial losses ..........................         5,077        1,246        1,037          148
    Benefits paid .............................        (2,113)      (2,059)        (362)        (360)
                                                     --------     --------     --------     --------
  Benefit obligation, September 30 ............      $ 51,911     $ 44,166     $  8,373     $  7,024
                                                     ========     ========     ========     ========

Change in plan assets:
  Fair value of plan assets, October 1 ........      $ 40,020     $ 42,122     $      -     $      -
    Actual loss on plan assets ................        (1,769)      (2,068)           -            -
    Company contributions .....................         2,062        2,025          362          360
    Benefits paid .............................        (2,113)      (2,059)        (362)        (360)
                                                     --------     --------     --------     --------
  Fair value of plan assets, September 30 .....      $ 38,200     $ 40,020     $      -     $      -
                                                     ========     ========     ========     ========

Funded status of the plans:
  Benefit obligation in excess of plan assets..      $(13,711)    $ (4,146)    $ (8,373)    $ (7,024)
  Unrecognized prior service cost .............         2,184        1,856          581          626
  Unrecognized net losses .....................        13,279        3,447        1,096           53
                                                     --------     --------     --------     --------
                                                     $  1,752     $  1,157     $ (6,696)    $ (6,345)
                                                     ========     ========     ========     ========

Amounts recognized in the consolidated balance
  sheets at September 30:
Accrued pension liability .....................      $(13,765)    $ (3,395)    $ (6,696)    $ (6,345)
Intangible asset ..............................         2,184        1,856            -            -
Deferred income tax asset .....................         5,333        1,078            -            -
Accumulated other comprehensive loss ..........         8,000        1,618            -            -
                                                     --------     --------     --------     --------
                                                     $  1,752     $  1,157     $ (6,696)    $ (6,345)
                                                     ========     ========     ========     ========

     Amounts applicable to the Company's pension plans with accumulated benefit obligations and projected benefit obligations in excess of plan assets:

                                                      2002      2001
                                                    -------    -------
Projected benefit obligation .                      $51,911    $44,166
Accumulated benefit obligation                       51,911     44,166
Fair value of plan assets ....                       38,200     40,020

                             NEENAH FOUNDRY COMPANY

                               SEPTEMBER 30, 2002
                             (DOLLARS IN THOUSANDS)

     Components of net periodic pension cost for the years ended September 30, 2002, 2001 and 2000, respectively, are as follows:

                                               PENSION BENEFITS                   POSTRETIREMENT BENEFITS
                                       ---------------------------------      --------------------------------
                                        2002          2001        2000         2002         2001        2000
                                       -------      -------      -------      -------      -------     -------
Service cost .......................    $ 1,512      $ 1,543      $ 1,383      $   198      $   204     $   206
Interest cost ......................      3,269        3,036        2,768          476          493         476
Expected return on plan assets .....     (3,486)      (3,580)      (2,755)           -            -           -
Amortization of prior service cost..        146          123          117           45           45          45
Recognized net actuarial loss ......         26            2            1           (5)           2           -
                                        -------      -------      -------      -------      -------     -------
Net periodic benefit cost ..........    $ 1,467      $ 1,124      $ 1,514      $   714      $   744     $   727
                                        =======      =======      =======      =======      =======     =======

Assumptions as of September 30:
  Discount rate ....................       6.75%        7.25% to     7.25% to     6.75%       7.625%       7.75%
                                                       7.625%        7.75%
  Expected long-term rate of return        6.75% to     7.50% to     7.50% to        -            -           -
                                           9.00%        9.00%        9.50%

     For measurement purposes, the healthcare cost trend rate was assumed to be 7.5% decreasing gradually to 4.5% in 2011 and then remaining at that level thereafter. The healthcare cost trend rate assumption has a significant effect on the amounts reported. A one percentage point change in the healthcare cost trend rate would have the following effect:

                                                     1% INCREASE  1% DECREASE
                                                     -----------  -----------
Effect on total of service cost and interest cost..    $   125      $   (99)
Effect on post retirement benefit obligation ......      1,498       (1,192)

Defined-Contribution Retirement Plans

     The Company sponsors various defined-contribution retirement plans (the Plans) covering substantially all salaried and certain hourly employees. The Plans allow participants to make 401(k) contributions in amounts ranging from 1% to 15% of their compensation. The Company matches between 35% and 50% of the participants' contributions up to a maximum of 6% of the employee's compensation, as defined. The Company may make additional voluntary contributions to the Plans as determined annually by the Board of Directors. Total Company contributions for continuing operations amounted to $1,493, $1,882 and $1,828 for the years ended September 30, 2002, 2001 and 2000, respectively.

Other Employee Benefits

     The Company provides unfunded supplemental retirement benefits to certain active and retired employees at Dalton. At September 30, 2002, the present value of the current and long-term portion of these supplemental retirement obligations totaled $334 and $2,955, respectively. At September 30, 2001, the present value of the current and long-term portion of these supplemental retirement obligations totaled $147 and $2,954, respectively.

     Certain of Dalton's hourly employees are covered by a multi-employer, defined-benefit pension plan pursuant to a collective bargaining agreement. The Company's expense for the years ended September 30, 2002, 2001 and 2000, was $397, $470 and $567, respectively.

     Substantially all of Mercer's union employees are covered by a multiemployer, defined-benefit pension plan pursuant to a collective bargaining agreement. The Company's expense for the years ended September 30, 2002, 2001 and 2000, was $119, $135 and $159, respectively.

10.  PROVISION FOR IMPAIRMENT OF ASSETS

     During the year ended September 30, 2002, the Company identified indicators of impairment at one of its foundries, which is held for use. In accordance with SFAS No. 144, since the net book value of the foundries'

                             NEENAH FOUNDRY COMPANY

                               SEPTEMBER 30, 2002
                             (DOLLARS IN THOUSANDS)

long-lived assets exceeded the sum of the undiscounted cash flows expected to be realized from the respective assets, the Company recognized an impairment charge of $5,379 to adjust the carrying value of the foundries' long-lived assets to fair value. The impaired long-lived assets are included in the Castings segment.

     In accordance with SFAS No. 144, the Company recognized an impairment charge of $74 during the year ended September 30, 2002, related to a building held for sale to adjust the carrying value of the building to fair value less costs to sell.

11.  SEGMENT INFORMATION

     The Company has two reportable segments, Castings and Forgings. The Castings manufactures and sells gray and ductile iron castings for the industrial and municipal markets, while the Forgings segment manufactures forged components for the industrial market. The Other segment includes machining operations and freight hauling.

     The Company evaluates performance and allocates resources based on the operating income before depreciation and amortization charges of each segment. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intersegment sales and transfers are recorded at cost plus a share of operating profit. The following segment information is presented for continuing operations:

                                                  YEARS ENDED SEPTEMBER 30
                                           ---------------------------------------
                                             2002           2001           2000
                                           ---------      ---------      ---------
Revenues from external customers:
  Castings ...........................     $ 379,425      $ 381,958      $ 457,319
  Forgings ...........................        21,893         28,109         36,779
  Other ..............................        20,498         19,460         28,147
  Elimination of intersegment revenues       (16,598)       (12,620)       (17,934)
                                           ---------      ---------      ---------
                                           $ 405,218      $ 416,907      $ 504,311
                                           =========      =========      =========

Revenues from continuing operations:
  Castings ...........................     $ (63,156)     $ (13,419)     $   3,844
  Forgings ...........................        (4,135)        (5,112)        (3,716)
  Other ..............................          (764)          (711)           509
  Elimination of intersegment loss ...        58,394          5,823          3,207
                                           ---------      ---------      ---------
                                           $  (9,661)     $ (13,419)     $  (3,844)
                                           =========      =========      =========

Total assets:
  Castings ...........................     $ 681,754      $ 770,044      $ 832,256
  Forgings ...........................        41,584         51,148         57,933
  Other ..............................        16,494         16,149         19,654
  Elimination of intersegment assets .      (157,359)      (210,898)      (243,625)
                                           ---------      ---------      ---------
                                           $ 582,473      $ 626,443      $ 666,218
                                           =========      =========      =========

                                              CASTINGS      FORGINGS       OTHER         TOTAL
                                              --------      --------      --------      --------
Year ended September 30, 2002:
  Interest expense ......................     $ 38,681      $  4,439      $    831      $ 43,951
  Interest income .......................          819             -             -           819
  Provision for income taxes ............       (5,477)       (2,790)         (122)       (8,389)
  Depreciation and amortization expense..       24,257         2,627         1,669        28,553
  Expenditures for long-lived assets ....        8,466           415            82         8,963

                             NEENAH FOUNDRY COMPANY

                               SEPTEMBER 30, 2002
                             (DOLLARS IN THOUSANDS)

                                            CASTINGS      FORGINGS       OTHER         TOTAL
                                            --------      --------      --------      --------
Year ended September 30, 2001:
  Interest expense ....................     $ 38,051      $  4,953      $    983      $ 43,987
  Interest income .....................          445             -             -           445
  Provision for income taxes ..........         (958)       (3,273)           82        (4,149)
  Depreciation and amortization expense       30,878         3,884         1,505        36,267
  Expenditures for long-lived assets ..       15,604           228           435        16,267

Year ended September 30, 2000:
  Interest expense ....................     $ 38,740      $  4,816      $    855      $ 44,411
  Interest income .....................          967             -            11           978
  Provision for income taxes ..........        7,959        (2,204)          420         6,175
  Depreciation and amortization expense       29,514         3,357         1,942        34,813
  Expenditures for long-lived assets ..       14,368           793         1,088        16,249

Geographic Information

                                               LONG-LIVED
                                  NET SALES     ASSETS(1)
                                  ---------    ----------
Year ended September 30, 2002:
  United States ..............     $392,366     $177,290
  Foreign countries ..........       12,852            -
                                   --------     --------
                                   $405,218     $177,290
                                   ========     ========

Year ended September 30, 2001:
  United States ..............     $406,894     $211,375
  Foreign countries ..........       10,013        2,458
                                   --------     --------
                                   $416,907     $213,833
                                   ========     ========

Year ended September 30, 2000:
  United States ..............     $490,754     $225,244
  Foreign countries ..........       13,557        2,995
                                   --------     --------
                                   $504,311     $228,239
                                   ========     ========

------------------------
(1)  Represents tangible long-lived assets only.

                             NEENAH FOUNDRY COMPANY

                               SEPTEMBER 30, 2002
                             (DOLLARS IN THOUSANDS)

12.  GUARANTOR SUBSIDIARIES

     The following tables present condensed consolidating financial information for fiscal 2002, and 2000 for: (a) the Company, and (b) on a combined basis, the guarantors of the Existing Subordinated Notes, which include all of the wholly owned subsidiaries of the Company (Subsidiary Guarantors). Separate financial statements of the Subsidiary Guarantors are not presented because the guarantors are jointly, severally and unconditionally liable under the guarantees, and the Company believes separate financial statements and other disclosures regarding the Subsidiary Guarantors are not material to investors.

CONDENSED CONSOLIDATING BALANCE SHEET AS OF SEPTEMBER 30, 2002

                                                                    SUBSIDIARY
                                                     COMPANY        GUARANTORS     ELIMINATIONS    CONSOLIDATED
                                                    ---------       ----------     ------------    ------------
ASSETS

Current assets:
   Cash and cash equivalents .................      $  29,290       $  (2,936)      $       -       $  26,354
   Accounts receivable, net ..................         30,829          28,431               -          59,260
   Inventories ...............................         20,535          31,361               -          51,896
   Refundable income taxes ...................         14,850               -               -          14,850
   Deferred income taxes .....................          8,720           7,160               -          15,880
   Other current assets ......................          3,372           3,058               -           6,430
                                                    ---------       ---------       ---------       ---------
Total current assets .........................        107,596          67,074               -         174,670

Investments in and advances to subsidiaries...        198,460         (23,829)       (174,631)              -
   Property, plant and equipment, net ........         83,523          93,767               -         177,290
   Deferred financing costs, identifiable
     intangible assets and goodwill, net .....        129,687          94,356               -         224,043
   Other assets ..............................          4,191           2,279               -           6,470
                                                    ---------       ---------       ---------       ---------
                                                    $ 523,457       $ 233,647       $(174,631)      $ 582,473
                                                    =========       =========       =========       =========

LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)

Current liabilities:
   Accounts payable ..........................      $   7,740       $  15,400       $       -       $  23,140
   Accrued wages and employee benefits .......          6,151           6,704               -          12,855
   Accrued interest ..........................         13,733               -               -          13,733
   Other accrued liabilities .................          1,151           2,220               -           3,371
   Current portion of long-term debt .........         40,917               -               -          40,917
   Current portion of capital lease
     obligations .............................              -           2,519               -           2,519
                                                    ---------       ---------       ---------       ---------
Total current liabilities ....................         69,692          26,843               -          96,535

Long-term debt ...............................        410,515               -               -         410,515
Capital lease obligations ....................              -           5,248               -           5,248
Deferred income taxes ........................         36,603          20,368               -          56,971
Postretirement benefit obligations ...........          6,696               -               -           6,696
Other liabilities ............................         12,097           6,557               -          18,654
Stockholder's equity (deficit) ...............        (12,146)        174,631        (174,631)        (12,146)
                                                    ---------       ---------       ---------       ---------
                                                    $ 523,457       $ 233,647       $(174,631)      $ 582,473
                                                    =========       =========       =========       =========

                             NEENAH FOUNDRY COMPANY

                               SEPTEMBER 30, 2002
                             (DOLLARS IN THOUSANDS)

Condensed Consolidating Balance Sheet as of September 30, 2001

                                                                   SUBSIDIARY
                                                     COMPANY       GUARANTORS     ELIMINATIONS   CONSOLIDATED
                                                    ---------      ----------     ------------   ------------
ASSETS

Current assets:
   Cash and cash equivalents .................      $   4,682      $    (336)      $       -       $   4,346
   Accounts receivable, net ..................         30,862         38,983               -          69,845
   Inventories ...............................         21,131         50,564               -          71,695
   Refundable income taxes ...................          2,148              -               -           2,148
   Deferred income taxes .....................            559          2,510               -           3,069
   Other current assets ......................          2,361          3,491               -           5,852
                                                    ---------      ---------       ---------       ---------
Total current assets .........................         61,743         95,212               -         156,955

Investments in and advances to subsidiaries ..        263,249        (41,712)       (221,537)              -
   Property, plant and equipment, net ........         87,587        126,246               -         213,833
   Deferred financing costs, identifiable
     intangible assets and goodwill, net .....        133,255        116,493               -         249,748
   Other assets ..............................          3,891          2,016               -           5,907
                                                    ---------      ---------       ---------       ---------
                                                    $ 549,725      $ 298,255       $(221,537)      $ 626,443
                                                    =========      =========       =========       =========

LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)

Current liabilities:
   Accounts payable ..........................      $   7,534      $  23,034       $       -       $  30,568
   Accrued wages and employee benefits .......          5,300          7,950               -          13,250
   Accrued interest ..........................         13,567              -               -          13,567
   Other accrued liabilities .................          1,200          3,501               -           4,701
   Current portion of long-term debt .........         20,424              -               -          20,424
   Current portion of capital lease
     obligations .............................              -          2,305               -           2,305
                                                    ---------      ---------       ---------       ---------
Total current liabilities ....................         48,025         36,790               -          84,815

Long-term debt ...............................        413,653              -               -         413,653
Capital lease obligations ....................              -          7,845               -           7,845
Deferred income taxes ........................         35,357         28,362               -          63,719
Postretirement benefit obligations ...........          6,345              -               -           6,345
Other liabilities ............................          4,406          3,721               -           8,127
Stockholder's equity (deficit) ...............         41,939        221,537        (221,537)         41,939
                                                    ---------      ---------       ---------       ---------
                                                    $ 549,725      $ 298,255       $(221,537)      $ 626,443
                                                    =========      =========       =========       =========

                             NEENAH FOUNDRY COMPANY

                               SEPTEMBER 30, 2002
                             (DOLLARS IN THOUSANDS)

Condensed Consolidating Statement of Operations for the Year Ended September 30, 2002

                                                                  SUBSIDIARY
                                                   COMPANY        GUARANTORS    ELIMINATIONS    CONSOLIDATED
                                                  ---------       ----------    ------------    ------------
Net sales ..................................      $ 168,519       $ 244,811       $  (8,112)      $ 405,218
Cost of sales ..............................        119,442         229,683          (8,112)        341,013
                                                  ---------       ---------       ---------       ---------
Gross profit ...............................         49,077          15,128               -          64,205

Selling, general and administrative expenses         13,357          15,940               -          29,297
Amortization expense .......................          1,833           1,996               -           3,829
Provision for impairment of assets .........              -           5,453               -           5,453
Loss on disposal of equipment ..............             98             446               -             544
                                                  ---------       ---------       ---------       ---------
Operating income ...........................                         (8,707)              -          25,082

Other income (expense):
   Interest expense ........................        (22,568)        (21,383)              -         (43,951)
   Interest income .........................            805              14               -             819
                                                  ---------       ---------       ---------       ---------
Income (loss) from continuing operations
   before income taxes and equity in
   earnings of subsidiaries ................         12,206         (30,076)              -         (18,050)
Provision (credit) for income taxes ........          1,293          (9,682)              -          (8,389)
                                                  ---------       ---------       ---------       ---------
                                                     10,733         (20,394)              -          (9,661)
Equity in losses of subsidiaries ...........        (58,436)              -          58,436               -
                                                  ---------       ---------       ---------       ---------
Loss from continuing operations ............        (47,703)        (20,394)         58,436          (9,661)
Loss from discontinued operations, net of
   income taxes ............................              -         (38,042)              -         (38,042)
                                                  ---------       ---------       ---------       ---------
Net loss ...................................      $ (47,703)      $ (58,436)      $  58,436       $ (47,703)
                                                  =========       =========       =========       =========

                             NEENAH FOUNDRY COMPANY

                               SEPTEMBER 30, 2002
                             (DOLLARS IN THOUSANDS)

Condensed Consolidating Statement of Operations for the Year Ended September 30, 2001

                                                               SUBSIDIARY
                                                 COMPANY       GUARANTORS    ELIMINATIONS   CONSOLIDATED
                                               ------------   ------------   ------------   ------------
Net sales ..................................   $    160,735   $    262,300   $     (6,128)  $    416,907
Cost of sales ..............................        113,550        245,315         (6,128)       352,737
                                               ------------   ------------   ------------   ------------
Gross profit ...............................         47,185         16,985              -         64,170

Selling, general and administrative
   expenses ................................         11,857         16,160              -         28,017
Amortization expense .......................          4,919          5,694              -         10,613
Gain on disposal of equipment ..............            (11)          (423)             -           (434)
                                               ------------   ------------   ------------   ------------
Operating income ...........................         30,420         (4,446)             -         25,974

Other income (expense):
   Interest expense ........................        (19,828)       (24,159)             -        (43,987)
   Interest income .........................            411             34              -            445
                                               ------------   ------------   ------------   ------------

Income (loss) from continuing operations
   before income taxes and equity in
   earnings of subsidiaries ................         11,003        (28,571)             -        (17,568)
Provision (credit) for income taxes ........          6,361        (10,510)             -         (4,149)
                                               ------------   ------------   ------------   ------------
                                                      4,642        (18,061)             -        (13,419)
Equity in losses of subsidiaries ...........        (22,096)             -         22,096              -
                                               ------------   ------------   ------------   ------------
Loss from continuing operations ............        (17,454)       (18,061)        22,096        (13,419)
Loss from discontinued operations, net of
   income taxes ............................              -        (4,035)              -         (4,035)
Gain on sale from discontinued operations,
   net of income taxes .....................          2,404              -              -          2,404
                                               ------------   ------------   ------------   ------------
Net loss ...................................   $    (15,050)  $    (22,096)  $     22,096   $    (15,050)
                                               ============   ============   ============   ============

                             NEENAH FOUNDRY COMPANY

                               SEPTEMBER 30, 2002
                             (DOLLARS IN THOUSANDS)

Condensed Consolidating Statement of Operations for the Year Ended September 30, 2000

                                                               SUBSIDIARY
                                                 COMPANY       GUARANTORS    ELIMINATIONS   CONSOLIDATED
                                               ------------   ------------   ------------   ------------
Net sales ..................................   $    191,138   $    319,367   $     (6,194)  $    504,311
Cost of sales ..............................        132,061        280,785         (6,194)       406,652
                                               ------------   ------------   ------------   ------------
Gross profit ...............................         59,077         38,582              -         97,659

Selling, general and administrative
   expenses ................................         15,014         18,605              -         33,619
Amortization expense .......................          4,916          5,587              -         10,503
Gain (loss) on disposal of equipment .......            298           (213)             -             85
                                               ------------   ------------   ------------   ------------
Operating income ...........................         38,849         14,603              -         53,452

Other income (expense):
   Interest expense ........................        (22,003)       (22,408)             -        (44,411)
   Interest income .........................            764            214              -            978
                                               ------------   ------------   ------------   ------------

Income (loss) from continuing operations
   before income taxes and equity in
   earnings of subsidiaries ................         17,610         (7,591)             -         10,019
Provision (credit) for income taxes ........          8,335         (2,160)             -          6,175
                                               ------------   ------------   ------------   ------------
                                                      9,275         (5,431)             -          3,844
Equity in losses of subsidiaries ...........        (14,418)           -           14,418              -
                                               ------------   ------------   ------------   ------------
Income (loss) from continuing operations ...         (5,143)        (5,431)        14,418          3,844
Loss from discontinued operations, net of
   income taxes ............................              -         (8,987)             -         (8,987)
                                               ------------   ------------   ------------   ------------
Net loss ...................................   $     (5,143)  $    (14,418)  $     14,418   $     (5,143)
                                               ============   ============   ============   ============

                             NEENAH FOUNDRY COMPANY

                               SEPTEMBER 30, 2002
                             (DOLLARS IN THOUSANDS)

Condensed Consolidating Statement of Cash Flows  Year Ended September 30,
2002

                                                               SUBSIDIARY
                                                 COMPANY       GUARANTORS    ELIMINATIONS   CONSOLIDATED
                                               ------------   ------------   ------------   ------------
OPERATING ACTIVITIES

Net loss ...................................   $    (47,703)  $    (58,436)  $     58,436   $    (47,703)
Noncash adjustments ........................         10,773         46,780              -         57,553
Changes in operating assets and liabilities         (13,173)        19,759              -          6,586
                                               ------------   ------------   ------------   ------------
Net cash provided by (used in) operating
   activities ..............................        (50,103)         8,103         58,436         16,436

INVESTING ACTIVITIES

Investments in and advances to subsidiaries          62,066         (3,630)       (58,436)             -
Purchase of property, plant and equipment ..         (4,510)        (4,545)             -         (9,055)
Other ......................................             37           (145)             -           (108)
                                               ------------   ------------   ------------   ------------
Net cash provided by (used in) investing
   activities ..............................         57,593         (8,320)       (58,436)        (9,163)

FINANCING ACTIVITIES

Proceeds from long-term debt ...............         33,400              -              -         33,400
Payments on long-term debt and capital lease
   obligations .............................        (15,424)        (2,383)             -        (17,807)
Debt issuance costs ........................           (858)             -              -           (858)
                                               ------------   ------------   ------------   ------------
Net cash provided by (used in) financing
   activities ..............................         17,118         (2,383)             -         14,735
                                               ------------   ------------   ------------   ------------

Increase (decrease) in cash and cash
   equivalents .............................         24,608         (2,600)             -         22,008
Cash (overdraft) and cash equivalents at
   beginning of year .......................          4,682           (336)             -          4,346
                                               ------------   ------------   ------------   ------------
Cash (overdraft) and cash equivalents at end
   of year .................................   $     29,290   $     (2,936) $           -   $     26,354
                                               ============   ============  =============   ============

                             NEENAH FOUNDRY COMPANY

                               SEPTEMBER 30, 2002
                             (DOLLARS IN THOUSANDS)

Condensed Consolidating Statement of Cash Flows for the Year Ended September 30, 2001

                                                               SUBSIDIARY
                                                 COMPANY       GUARANTORS    ELIMINATIONS   CONSOLIDATED
                                               ------------   ------------   ------------   ------------
OPERATING ACTIVITIES

Net loss ...................................   $    (15,050)  $    (22,096)  $     22,096   $    (15,050)
Gain on sale of discontinued operations ....         (4,007)             -              -         (4,007)
Noncash adjustments ........................         11,621         29,156              -         40,777
Changes in operating assets and liabilities          (4,849)        (7,584)             -        (12,433)
                                               ------------   ------------   ------------   ------------
Net cash provided by (used in) operating
   activities ..............................        (12,285)          (524)        22,096          9,287

INVESTING ACTIVITIES

Investments in and advances to subsidiaries          14,650          7,446        (22,096)             -
Proceeds from disposition of business, net
   of fees .................................          5,190              -              -          5,190
Purchase of property, plant and equipment ..         (4,371)       (12,511)             -        (16,882)
Other ......................................             99          5,133              -          5,232
                                               ------------   ------------   ------------   ------------
Net cash provided by (used in) investing
   activities ..............................         15,568             68        (22,096)        (6,460)

FINANCING ACTIVITIES

Proceeds from long-term debt ...............          5,000              -              -          5,000
Payments on long-term debt and capital lease
   obligations .............................        (19,677)        (2,376)             -        (22,053)
Debt issuance costs ........................           (906)             -              -           (906)
                                               ------------   ------------   ------------   ------------
Net cash provided by (used in) financing
   activities ..............................        (15,583)        (2,376)             -        (17,959)
                                               ------------   ------------   ------------   ------------

Decrease in cash and cash equivalents ......        (12,300)        (2,832)             -        (15,132)
Cash and cash equivalents at beginning of
   year ....................................         16,982          2,496              -         19,478
                                               ------------   ------------   ------------   ------------
Cash (overdraft) and cash equivalents at end
   of year .................................   $      4,682   $       (336) $           -   $      4,346
                                               ============   ============  =============   ============

                             NEENAH FOUNDRY COMPANY

                               SEPTEMBER 30, 2002
                             (DOLLARS IN THOUSANDS)

Condensed Consolidating Statement of Cash Flows for the Year Ended September 30, 2001

                                                                           SUBSIDIARY
                                                             COMPANY       GUARANTORS    ELIMINATIONS   CONSOLIDATED
                                                           ------------   ------------   ------------   ------------
OPERATING ACTIVITIES

Net loss ...............................................   $     (5,143)  $   ($14,419)  $     14,418   $     (5,143)
Noncash adjustments ....................................         14,490         28,591              -         43,081
Changes in operating assets and liabilities ............         (1,946)        (6,510)             -         (8,456)
                                                           ------------   ------------   ------------   ------------
Net cash provided by (used in) operating activities ....          7,401          7,663         14,418         29,482

INVESTING ACTIVITIES

Investments in and advances to subsidiaries ............        (23,061)        37,479        (14,418)             -
Acquisition of business ................................            -          (29,502)             -        (29,502)
Purchase of property, plant and equipment ..............         (5,644)       (13,624)             -        (19,268)
Other ..................................................            212          1,233              -          1,445
                                                           ------------   ------------   ------------   ------------
Net cash provided by (used in) investing activities ....        (28,493)        (4,414)       (14,418)       (47,325)

FINANCING ACTIVITIES

Proceeds from long-term debt ...........................         29,750              -              -         29,750
Payments on long-term debt and capital lease
   obligations .........................................         (7,528)        (2,269)             -         (9,797)
                                                           ------------   ------------   ------------   ------------
Net cash provided by (used in) financing activities ....        (22,222         (2,269)             -        (19,953)
                                                           ------------   ------------   ------------   ------------
Increase in cash and cash equivalents ..................          1,130            980              -          2,110
Cash and cash equivalents at beginning of year .........         15,852          1,516              -         17,368
                                                           ------------   ------------   ------------   ------------
Cash (overdraft) and cash equivalents at end of year ...   $     16,982   $      2,496   $          -   $     19,478
                                                           ============   ============   ============   ============

                             NEENAH FOUNDRY COMPANY

                               SEPTEMBER 30, 2002
                             (DOLLARS IN THOUSANDS)

13.      QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                                YEAR ENDED SEPTEMBER 30, 2002
                                -------------------------------------------------------------
                                1ST QUARTER      2ND QUARTER      3RD QUARTER     4TH QUARTER
                                -----------      -----------      -----------     -----------
Net sales                       $    88,098      $    92,852      $   115,476     $   108,792
Gross profit                         10,285           11,063           22,073          20,784
Net income (loss)                   (41,074)          (9,167)          (2,209)(a)       4,747

                                                YEAR ENDED SEPTEMBER 30, 2001
                                -------------------------------------------------------------
                                1ST QUARTER      2ND QUARTER      3RD QUARTER     4TH QUARTER
                                -----------      -----------      -----------     -----------
Net sales                       $   102,249      $   100,898      $   111,197     $   102,563
Gross profit                         14,062           11,246           19,669          19,193
Net income (loss)                    (4,248)          (6,841)          (2,661)         (1,300)

(a)       Net income as previously reported................................  $    1,287
          Adjustment to recognize impairment on long-lived assets held for
             use, net of income taxes of $1,883............................      (3,496)
                                                                             ----------
          Net loss as restated.............................................  $   (2,209)
                                                                             ==========

     During the fourth quarter of fiscal 2002, the Company identified indicators of impairment, which existed at June 30, 2002, at one of its foundries, which is held for use. In accordance with SFAS No. 144, the Company compared the net book value of the respective long-lived assets to the sum of the undiscounted future cash flows expected to be realized from the assets, which resulted in an impairment charge of $5,379. The effect of this impairment charge is to decrease previously reported fiscal 2002 third quarter net income by $3,496.

2.   SUBSEQUENT EVENTS

     At March 31, 2003, the Company was not in compliance with the minimum EBITDA covenant in the Credit Agreement (see Note 6). In addition, the Company did not make the semiannual interest payment due May 1, 2003 on the Series B, Series D, and Series F Senior Subordinated Notes which is an event of default under the Indenture Agreement. An acceleration of debt under the Credit Agreement or the Senior Subordinated Notes would have a material adverse effect on the Company's liquidity.

     The Company is in the process of negotiating with various lenders to refinance the Credit Agreement. In addition, the Company intends to initiate negotiations with the holders of the Senior Subordinated Notes to restructure and/or settle the Senior Subordinated Notes.

                                                                      APPENDIX I

                                    GLOSSARY

     Set forth below is a glossary of certain terms used in the description of the Plan. To the extent that terms are defined in the Glossary and also defined elsewhere in this Disclosure Statement, the definitions in this Glossary shall be the controlling definitions. To the extent not defined in this Glossary or otherwise defined in this Disclosure Statement, capitalized terms used in this Disclosure Statement have the meanings ascribed to such terms in Article I of the Plan attached hereto as Appendix II.

5% SHAREHOLDERS                     means the shareholders party to the
                                    Shareholders Agreement who hold more than 5% of the New ACP Common Stock on a fully diluted basis.

A&M means A&M Specialties, Inc., a Pennsylvania corporation.

ACP                                 means ACP Holding Company, a Delaware
                                    corporation.

ACP COMMON STOCK                    means, collectively, the Class A Common
                                    Stock, par value $.01 per share, and the Class B Common Stock, par value $.01 per share of ACP.

ACP INTEREST                        means any ACP Common Stock Interest or any
                                    ACP Preferred Stock Interest.

ACP NOTE CLAIM                      means a Claim arising from or related to the
                                    ACP Notes, including accrued

ACP NOTES                           and unpaid interest thereon through the
                                    Commencement Date. means the 12% senior
                                    subordinated notes in aggregate original principal amount of $2.49 million (accreted to $6.1 million as of March 31, 2003) due
                                    September 30, 2003 issued by ACP pursuant to the Note Purchase Agreement dated September
                                    1, 1995 by and between ACP (as successor in interest to ACP Intermediate Holding
                                    Company) and ACP Products, L.L.C.

ACP PREFERRED STOCK                 means, collectively, the series A, B, C and
                                    D preferred stock, par value $.01 per share of ACP.

ACT                                 means the Private Securities Litigation
                                    Reform Act of 1995.

ADMINISTRATIVE CLAIM                means a Claim for costs and expenses of
                                    administration of the Chapter 11 Cases
                                    Allowed under Section 503(b) or 1114(e)(2) of the Bankruptcy Code and entitled to priority pursuant to Section 507(a)(1) of the Bankruptcy Code, including, but not limited to: (a) any actual and necessary costs and expenses incurred after the Commencement Date of preserving the Debtors'
                                    Estates and operating the businesses of the Debtors (such as wages, salaries, commissions for services and payments for inventories, leased equipment and premises);
                                    (b) compensation for legal, financial,
                                    advisory, accounting and other services and reimbursement of expenses Allowed by the Bankruptcy Court under Section 330, 331 or
                                    503(b) of the Bankruptcy Code to the extent incurred prior to the Effective Date; (c) all fees and charges assessed against the Debtor's Estate under Section 1930, Chapter
                                    123 of Title 28, United States Code, and (d) all obligations designated as Allowed
                                    Administrative Claims pursuant to an order of the Bankruptcy Court.

ADVANCED CAST PRODUCTS              means Advanced Cast Products, Inc., a
                                    Delaware corporation.

ALLOWED means, with respect to any Claim or Interest, except as otherwise provided herein, any of the following: (a) the amount set forth on the Debtors' books and records, that is not otherwise the subject of a pending objection or dispute; (b) a Claim or Interest that has been scheduled by the Debtors in their Schedules as other than disputed, contingent or unliquidated and as to which (i) the Debtors or any other party in interest have not Filed an objection or
                                    (ii) no contrary proof of claim has been Filed; (c) a Claim or Interest that either is not a Disputed Claim or Interest or has been allowed by a Final Order; (d) a Claim or Interest that is allowed: (i) in any stipulation with the Debtors of the amount and nature of such Claim executed prior to the Confirmation Date and approved by the Bankruptcy Court; (ii) in any stipulation with the Debtors of the amount and nature of such Claim executed on or after the Confirmation Date and, to the extent necessary, approved by the Bankruptcy Court; or (iii) in any contract, instrument, indenture or other agreement entered into or assumed in connection with the Plan; (e) a Claim relating to a rejected executory contract or unexpired lease that (i) is not a Disputed Claim or (ii) has been allowed by a Final Order; or (f) a Claim or Interest that is allowed pursuant to the terms of the Plan.

ASOP                                means the Automated Subscription Offer
                                    Program.

BALLOT means each of the ballot forms distributed to each Holder of an Impaired Claim on which the Holder is to indicate acceptance or rejection of the Plan.

BANKRUPTCY                          CODE means the Bankruptcy Reform Act of
                                    1978, as codified in Title 11 of the United
                                    States Code, 11 U.S.C. Section 101, et seq., as amended from time to time.

BANKRUPTCY                          COURT means the United States District Court
                                    having jurisdiction over the Chapter 11
                                    Cases and, to the extent any reference is made pursuant to Section 157 of Title 28 of the United States Code or the General Order of the District Court pursuant to Section
                                    151 of Title 28 of the United States Code, the bankruptcy unit of such District Court.

BANKRUPTCY RULES                    means, collectively, the Federal Rules of
                                    Bankruptcy Procedure and the Official
                                    Bankruptcy Forms, as amended from time to time, the Federal Rules of Civil Procedure, as amended from time to time, as applicable to the Chapter 11 Cases or proceedings therein, and the Local Rules of the Bankruptcy Court, as applicable to the Chapter 11 Cases or proceedings therein, as the case may be.

BLUE SKY LAW                        means any state securities law or
                                    regulation.

BUSINESS DAY                        means any day excluding Saturday, Sunday
                                    and any day which is a legal holiday (as defined in Bankruptcy Rule 9006(a)).

CASH means legal tender of the United States of America and equivalents thereof.

CASH DISTRIBUTION                   means a Distribution in Cash, made under the
                                    Plan in respect of any Holder's Claim.

CAST ALLOYS                         means, Niemin Porter & Co. d/b/a Cast
                                    Alloys, Inc., a California corporation.

CAUSE OF ACTION                     means all claims, actions, causes of action,
                                    chooses in action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, third-party claims, counterclaims, and crossclaims (including, but not limited to, all claims and any avoidance, recovery, subordination or other actions against insiders and/or any other entities under the Bankruptcy Code, including Sections 510,
                                    542, 543, 544, 545, 547, 548, 549, 550, 551,
                                    and 553 of the Bankruptcy Code or otherwise, including Preference Actions) of the
                                    Debtors, the Debtors in Possession, and/or the Estates (including, but not limited to those actions listed in the section of the Disclosure Statement titled "Preservation of
                                    Causes of Action; Settlement of Causes of
                                    Action") that are or may be pending on the Effective Date or instituted by the Reorganized Debtors after the Effective Date against any Entity (other than any Released
                                    Party), based in law or equity, including, but not limited to, under the Bankruptcy
                                    Code, whether direct, indirect, derivative, or otherwise and whether asserted or unasserted as of the date of entry of the Confirmation Order.

CHANGE OF CONTROL AGREEMENTS        means the change of control agreement
                                    provided to each member of Management in his employment agreement as part of the Management Compensation Plans.

CHAPTER 11 CASES                    means any case hereafter commenced by the
                                    Debtors in the Bankruptcy Court pursuant to Chapter 11 of the Bankruptcy Code.

CLAIM means a "claim" (as defined in Section 101(5) of the Bankruptcy Code) against one or more of the Debtors, including, but not limited to: (a) any right to payment from one or more of the Debtors, whether or not such right is reduced to judgment, liquidated, unliquidated, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; or
                                    (b) any right to an equitable remedy for breach of performance by one or more of the Debtors, if such performance gives rise to a right of payment from one or more such Debtors, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

CLAIMS AGENT                        means Bankruptcy Services, LLC.

CLASS means a category of Holders of Claims or Interests, as described in Article III of the Plan.

CM-III                              means Citigroup Mezzanine III, L.P.

COMMENCEMENT DATE                   means the date on which the Debtors
                                    file their petitions for relief commencing the Chapter 11 Cases.

CONFIRMATION                        means the entry of the Confirmation Order,
                                    subject to all the conditions specified in
                                    Article VIII.B of the Plan having been (a) satisfied or (b) waived pursuant to Article
                                    VIII.D of the Plan.

CONFIRMATION DATE                   means the date on which the Confirmation
                                    Order is entered on the docket of the
                                    Bankruptcy Court.

CONFIRMATION HEARING                means the hearing held by the Bankruptcy
                                    Court pursuant to Section 1128 of the
                                    Bankruptcy Code to consider Confirmation of the Plan, as such hearing may be adjourned or continued from time to time.

CONFIRMATION ORDER                  means the order of the Bankruptcy Court
                                    confirming the Plan pursuant to Section 1129 of the Bankruptcy Code.

CVC                                 means Citicorp Venture Capital, Ltd., a New
                                    York corporation.

DALTON                              means Dalton Corporation, an Indiana
                                    corporation.

DEBTORS means ACP, its wholly-owned subsidiary NFC, NFC's wholly-owned subsidiary Neenah, and the Subsidiaries.

DEBTORS-IN-POSSESSION               means each of the Debtors, as
                                    debtors-in-possession in the Chapter 11
                                    Cases.

DEETER                              means Deeter Foundry, Inc., a Nebraska
                                    corporation.

DISBURSING AGENT                    means the Reorganized Debtors, or any party
                                    designated by the Reorganized Debtors to serve as disbursing agent under the Plan.

DISCLOSURE STATEMENT                means, for purposes of the Chapter 11 Cases,
                                    the Debtors' disclosure statement dated July
                                    1, 2003 as amended, supplemented, or
                                    modified from time to time, and that is
                                    prepared and distributed in accordance with Sections 1125, 1126(b) and/or 1145 of the
                                    Bankruptcy Code and Rule 3018 of the
                                    Bankruptcy Rules and/or other applicable law.

DISPUTED CLAIM OR INTEREST          means a Claim or Interest, or any portion
                                    thereof: (a) listed on the Schedules as
                                    unliquidated, disputed or contingent; (b) is the subject of an objection or request for estimation Filed or is otherwise disputed by any of the Debtors or any other party in interest in accordance with applicable law and which objection has not been withdrawn, resolved, or overruled by a Final Order of the Bankruptcy Court; (c) such Claim is in excess of the amount scheduled as other than disputed, contingent or unliquidated or (d) is otherwise disputed by any of the Debtors or any other party in interest in accordance with applicable law, which dispute has not been withdrawn, resolved, or overruled by final order.

DISTRIBUTION                        means any consideration given to any Person
                                    or Entity by the Debtors under the Plan, including the Plan Securities.

DTC                                 means the Depository Trust Company.

EFFECTIVE DATE                      means the date selected by the Debtors which
                                    is on a Business Day after the Confirmation
                                    Date on which (a) no stay of the
                                    Confirmation Order is in effect, and (b) all conditions specified in Article VIII.C of the Plan have been (i) satisfied or (ii) waived pursuant to Article VIII.D.

ENTITY                              means an entity as defined in Section
                                    101(15) of the Bankruptcy Code.

EPA                                 means the Environmental Protection Agency.

ESTATES means the collective estates of all of the Debtors in the Chapter 11 Cases created under Section 541 of the Bankruptcy Code upon commencement of the Chapter 11 Cases.

EXISTING CREDIT AGREEMENT           means the agreement, dated as of April 30,
                                    1997 as amended and restated as of September
                                    12, 1997, as of April 3, 1998 and as of
                                    September 8, 1998 and as further amended as of November 18, 1998, March 23, 2001 and
                                    December 31, 2001 by and among Neenah, NFC,
                                    JPMorgan Chase as Administrative Agent, and the other Lenders from time to time a party thereto.

EXISTING CREDIT FACILITY            means Neenah's existing credit facility, as
                                    governed by the Existing Credit Agreement.

EXISTING CREDIT FACILITY CLAIM      means a Claim arising from or related to the
                                    Existing Credit Agreement, including the amount of principal and accrued and unpaid interest outstanding under or in connection with the Existing Credit Agreement and any guarantees thereunder, as modified by the Forbearance Agreement, through the Effective
                                    Date.

EXISTING SUBORDINATED NOTE CLAIM    means a Claim arising from or related to the
                                    Existing Subordinated Notes, including any such Claim in respect of accrued but unpaid interest thereon through and including the Commencement Date.

EXISTING SUBORDINATED NOTES         means the outstanding 11-1/8% senior
                                    subordinated notes due 2007 issued pursuant to the Existing Subordinated Notes
                                    Indentures of aggregate principal amount:
                                    (a) Series A - $800,000; (b) Series B -
                                    $149.2 million; (c) Series D - $45 million;
                                    and (d) Series F - $87 million.

EXISTING SUBORDINATED NOTES         means the indentures pursuant to which the
INDENTURES                          Existing Subordinated Notes were issued, as
                                    amended from time to time, specifically: (a) the 11-1/8% Senior Subordinated Notes due
                                    2007 Indenture dated as of April 30, 1997
                                    (for Series A/B); (b) the 11-1/8% Series C
                                    Senior Subordinated Notes due 2007 Indenture dated as of July 1, 1997 (for Series C/D);
                                    and (c) the 11-1/8% Series E Senior
                                    Subordinated Notes due 2007 Indenture dated as of November 24, 1998 (for Series E/F).

EXIT FINANCING                      means the New Credit Facility and the Second
                                    Secured Notes.

FEE CLAIM                           means an Administrative Claim under
                                    Section 330(a), 331, 327, 328(a), 503
                                    or 1103 of the Bankruptcy Code for
                                    compensation of a Professional or other
                                    Entity for services rendered or expenses incurred in the Chapter 11 Cases on or prior to the Effective Date.

FILE, FILED OR FILING               means file, filed or filing with the
                                    Bankruptcy Court or its authorized designee in the Chapter 11 Cases.

FINAL ORDER                         means an order or judgment of the Bankruptcy
                                    Court, or other court of competent
                                    jurisdiction with respect to the subject matter, which has not been reversed, stayed, modified or amended, and as to which the time to appeal or seek certiorari has expired and no appeal or petition for certiorari has been timely taken, or as to which appeal that has been taken or any petition for certiorari that has been or may be Filed has been resolved by the highest court to which the order or judgment was appealed or from which certiorari was sought.

FORBEARANCE AGREEMENT               means the agreement of the Senior Secured
                                    Lenders not to exercise their remedies under the Existing Credit Agreement in respect of certain events of default occurring on or prior to May 1, 2003, until the earlier of July 31, 2003 and the happening of certain events, as amended.

FORECAST PERIOD                     means the Debtors' fiscal years 2004 through
                                    2007.

FORECASTS                           means the Pro Forma Financial Forecasts for
                                    the last six months of Fiscal Year 2003 and for Fiscal Years 2004 through 2007 contained above in the section of this Disclosure
                                    Statement titled "Forecasts of Certain
                                    Financial Data."

GENERAL UNSECURED CLAIM             means an unsecured Claim that is not an
                                    Existing Subordinated Note Claim, ACP Note
                                    Claim or NFC Note Claim.

GREGG means Gregg Industries, Inc., a California corporation.

HOLDER means an Entity or Person holding a Claim or Interest.

HOULIHAN LOKEY                      means Houlihan Lokey Howard & Zukin Capital,
                                    financial advisors to the Debtors.

HVAC                                means heating, ventilation and air
                                    conditioning.

IMPAIRED means, when used in reference to a Claim or Interest, a Claim or Interest that is impaired within the meaning of Section 1124 of the Bankruptcy Code.

IMPAIRED CLASSES                    means Holders of Class 3 - Existing Credit
                                    Facility Claims, Class 4 - PIK Note Claims and Class 6 - Existing Subordinated Note
                                    Claims.

INTERCOMPANY CLAIM                  means a Claim by a Debtor against a Debtor
                                    or its Estate (other than an Interest in a Debtor) which Claim shall be deemed Allowed pursuant to the Plan.

INTEREST means any equity interest in any of the Debtors, including, but not limited to, all issued, unissued, authorized or outstanding shares or stock (including common stock or preferred stock), together with any warrants, options or contract rights to purchase or acquire such interests at any time.

LENDERS                             means the lenders under the New Credit
                                    Facility.

LIQUIDATION ANALYSIS                means the liquidation analysis described in
                                    the section of this Disclosure Statement titled "Feasibility of the Plan and the Best
                                    Interests of the Creditors Test -
                                    Liquidation Analysis."

LIQUIDATION DATE                    means September 30, 2003, the assumed date
                                    of liquidation for the Liquidation Analysis.

MACKAY SHIELDS                      means Mackay Shields LLC.

MACT means the maximum achievable control technology standards that the EPA has been directed to establish under the Federal Clean Air Act Amendments of 1990.

MANAGEMENT                          means certain officers of the Debtors who
                                    are party to the Management Compensation
                                    Plans including, but not limited to, William
                                    M. Barrett, Gary W. LaChey, Joseph L.
                                    DeRita, Frank C. Headington, Timothy Koller,
                                    William Martin, Joseph Varkoly, Steve
                                    Shaffer and John Andrews.

MANAGEMENT COMPENSATION             means the Employment Agreements, Severance
PLANS                               Plans, Change of Control Agreements, Annual
                                    Incentive Plan, and Management Equity
                                    Incentive Plan, as described in Article IV.L of the Plan.

MANAGEMENT EQUITY INCENTIVE         means the stock incentive plan of
PLAN                                Reorganized ACP which becomes effective on
                                    the Effective Date as described in further detail in the Plan Supplement and Article
                                    IV.L.5 of the Plan.

MERCER means Mercer Forge Corporation, a Delaware corporation.

MINIMUM OWNERSHIP                   means, under the Shareholders Agreement,
                                    ownership of at least 10% of the New ACP
                                    Common Stock on a fully diluted basis.

MUTUAL RELEASES                     means the mutual releases described in
                                    Article IX.C.2 of the Plan.

NEENAH means Neenah Foundry Company, a Wisconsin corporation and a wholly-owned subsidiary of NFC.

NEW ACP COMMON STOCK                means (a) the shares of ACP Common Stock
                                    authorized pursuant to the New Certificate of Incorporation of ACP and (b) any capital stock or other securities issued in respect of the shares of ACP Common Stock referred to in clause (a) by way of merger, consolidation, reclassification, stock split, reverse stock split, stock dividend or other recapitalization.

NEW CERTIFICATE OF INCORPORATION    means the certificate of incorporation of
                                    the particular Reorganized Debtor, as
                                    restated, amended, or newly created, as
                                    described in Article IV.B of the Plan, the form of which shall be filed with the relevant authority, as necessary, on or as soon as reasonably practicable after the Confirmation Date.

NEW CREDIT FACILITY                 means that senior secured credit facility
                                    comprised of both a revolving facility and a term loan facility to be provided by one or more lenders on terms consistent with the New Credit Facility Commitment Letter.

NEW CREDIT FACILITY COMMITMENT      means the commitment letter dated June 1,
LETTER                              2003 from Fleet Capital Corporation and
                                    Fleet Securities, Inc. outlining the terms of the New Credit Facility, to be included in the Plan Supplement.

NEW SUBORDINATED NOTES INDENTURE    means the indenture governing the New
                                    Subordinated Notes.

NEW SUBORDINATED NOTES              means $100 million in aggregate principal
                                    amount of senior subordinated notes due ten years from the Effective Date, but no later than September 30, 2013 to be issued by Neenah to Noteholders in partial satisfaction of their Existing Subordinated
                                    Note Claims pursuant to the Plan.

NFC means NFC Castings, Inc., a Delaware corporation and a wholly-owned subsidiary of ACP.

NFC NOTE means the 12% senior subordinated note in original principal amount of $4.3 million (accreted to $5.3 million as of March 31, 2003) due October 15, 2005 issued by NFC pursuant to the Note Purchase Agreement dated September 4, 1998 by and between NFC and CVC.

NFC NOTE CLAIM                      means a Claim arising from or related to the
                                    NFC Note, including accrued and unpaid
                                    interest thereon through the Commencement
                                    Date.

NOMINEE means any broker, dealer, commercial bank, trust company, savings and loan or other nominee who is the holder of record of securities and is a DTC participant.

NON-TAX PRIORITY CLAIM              means a Claim, other than an Administrative
                                    Claim or Priority Tax Claim, that is
                                    entitled to priority in payment pursuant to
                                    Section 507(a) of the Bankruptcy Code.

NOTEHOLDERS                         means Holders of Existing Subordinated
                                    Notes.

NOTES TRUSTEE                       means The Bank of New York, as trustee for
                                    the Existing Subordinated Notes.

OEM                                 means original equipment manufacturer.

OFFERING MEMORANDUM                 means the Offering Memorandum, Solicitation
                                    of Releases, Consents and Acceptances and Disclosure Statement of the Debtors dated as of May 1, 2003.

OID                                 means original issue discount.

OTHER SECURED CLAIM                 means a Claim against any of the Debtors
                                    that is not an Existing Credit Facility
                                    Claim or a PIK Note Claim and is secured by a lien on property in which a Debtor's
                                    Estate has an interest or that is subject to setoff under Section 553 of the Bankruptcy
                                    Code, to the extent of the value of the
                                    Holder's interest in the Estate's interest in such property or to the extent of the amount subject to setoff, as applicable, as determined pursuant to Section 506(a) of the Bankruptcy Code or, in the case of setoff, pursuant to Section 553 of the Bankruptcy
                                    Code.

PASS-THROUGH CLAIMS AND             means the following Claims and Interests
INTERESTS                           which pass through the Chapter 11 Cases
                                    unaffected: (a) Class 2 - Intercompany
                                    Claims; (b) Class 9 - General Unsecured
                                    Claims; and (c) Class 10 - Subsidiary and
                                    Parent Interests.

PERMITTED HOLDER                    means, under the Change of Control
                                    Agreements, any Person, Entity or group, other than a Holder of Existing Subordinated
                                    Notes, a Standby Purchaser or a Holder of the PIK Note, or their respective affiliates.

PERSON means a person as defined in Section 101(41) of the Bankruptcy Code.

PIK NOTE                            means the 14% senior secured paid-in-kind
                                    note issued under the Secured PIK Note
                                    Purchase Agreement dated as of April 29,
                                    2002 by and among Neenah, NFC and CVC, of original aggregate principal amount of $9.9 million plus interest paid in kind.

PIK NOTE CLAIM                      means a Claim arising from or related to the
                                    PIK Note, including all unpaid principal, fees and accrued paid-in-kind interest thereon through the Effective Date.

PLAN means the Joint Prepackaged Plan of Reorganization of ACP Holding Company, NFC Castings, Inc., Neenah Foundry Company and certain of its Subsidiaries under Chapter 11 of the Bankruptcy Code, dated July 1, 2003, including the Plan Supplement and other supplements, appendices and schedules to the Plan, either in its present form or as it may be altered, amended or modified from time to time in accordance with the terms and conditions thereof. A copy of the Plan is annexed hereto as Appendix II.

PLAN SECURITIES                     means the securities, notes, instruments,
                                    certificates, warrants or other documents issued in accordance with the Plan, including but not limited to the Second
                                    Secured Notes, New Subordinated Notes, New
                                    ACP Common Stock, Rights and Warrants.

PLAN SUPPLEMENT                     means the compilation of documents to be
                                    filed as set forth in Article X.D of the Plan.

PREFERENCE ACTION                   means any Cause of Action brought pursuant
                                    to Sections 547 and 550 of the Bankruptcy
                                    Code against any Person or other Entity.

PRIORITY TAX CLAIM                  means a Claim of a governmental unit of the
                                    kind specified in Sections 502(i) and
                                    507(a)(8) of the Bankruptcy Code.

PROFESSIONAL                        means (a) any professionals employed in the
                                    Chapter 11 Cases pursuant to Sections 327,
                                    328 or 1103 of the Bankruptcy Code or
                                    otherwise and (b) any professional or other
                                    Entity seeking compensation or reimbursement of expenses in connection with the Chapter
                                    11 Cases pursuant to Section 503(b)(4) of the Bankruptcy Code.

RECORD DATE                         means June 27, 2003.

REINSTATED                          means (a) leaving unaltered the legal,
                                    equitable, and contractual rights to which a Claim entitles the Holder of such Claim in accordance with Section 1124 of the Bankruptcy Code or (b) notwithstanding any contractual provision or applicable law that entitles the Holder of such Claim to demand or receive accelerated payment of such Claim after the occurrence of a default: (i) curing any such default that occurred before or after the Commencement Date, other than a default of a kind specified in Section
                                    365(b)(2) of the Bankruptcy Code; (ii)
                                    reinstating the maturity of such Claim as such maturity existed before such default;
                                    and (iii) not otherwise altering the legal, equitable, or contractual rights to which such Claim entitles the Holder of such Claim.

RELEASED PARTY                      means any Person or Entity granted a release
                                    by the Debtors in Article IX.C of the Plan.

REORGANIZATION VALUE                means the estimated enterprise value of the
                                    Reorganized Debtors as of the Effective Date based on the valuation analysis done by Houlihan Lokey and described in the section of this Disclosure Statement titled
                                    "Feasibility of the Plan and the Best
                                    Interests of the Creditors Test - Valuation
                                    Analysis," assumed, for purposes of this Disclosure Statement, estimated to be equal to $290 million, the midpoint of the $275 million to $305 million range of enterprise valuations determined by Houlihan Lokey.

REORGANIZED ACP                     means ACP or any successors thereto by
                                    merger, consolidation, or otherwise, on or after the Effective Date.

REORGANIZED DEBTORS                 means, collectively, the Debtors or any
                                    successors thereto by merger, consolidation, or otherwise, on or after the Effective
                                    Date.

REORGANIZED NEENAH                  means Neenah or any successors thereto by
                                    merger, consolidation, or otherwise, on or after the Effective Date.

REORGANIZED NFC                     means NFC or any successors thereto by
                                    merger, consolidation, or otherwise, on or after the Effective Date.

REORGANIZED SUBSIDIARIES            means the Subsidiaries or any successors
                                    thereto by merger, consolidation, or
                                    otherwise, on or after the Effective Date.

RIGHTS means the non-certificated subscription rights Distributed to the Holders of Class 6 Claims entitling each such Holder to acquire its pro rata share (based on the principal amount of Existing Subordinated Notes held by such Holder) of $119.996 million principal amount of Second Secured Notes, discounted to an aggregate purchase price of $110 million and Warrants to acquire 42.81% of the shares of New ACP Common Stock on a fully diluted basis as of the Effective Date. The Rights are not transferable separate from the Existing Subordinated Notes that give rise to them, except to the extent that they may be exercised by one or more of the affiliates of the Holder of such Existing Subordinate Notes.

RIGHTS EXERCISE DEADLINE            means the date and time by which the
                                    Subscription Form and Subscription Price must be submitted to DTC pursuant to ASOP procedures, which date shall be prior to the Effective Date and will be set forth in the Subscription Form.

RIGHTS OFFERING                     means the offering of the Rights to Holders
                                    of Existing Subordinated Note Claims
                                    pursuant to the Plan.

SCHEDULES                           means the schedules of assets and
                                    liabilities and the statements of financial affairs, if any, Filed by the Debtors pursuant to Section 521 of the Bankruptcy
                                    Code and Bankruptcy Rules, as such schedules have been or may be further modified, amended or supplemented from time to time in accordance with Bankruptcy Rule 1009 or orders of the Bankruptcy Court.

SEC                                 means the Securities and Exchange
                                    Commission.

SECOND SECURED NOTES INDENTURE      means the indenture governing the Second
                                    Secured Notes.

SECOND SECURED NOTES                means those new senior second secured notes
                                    of Reorganized Neenah, due seven years from the Effective Date, but no later than September 30, 2010, which notes shall be secured by a second-lien security interest in the collateral securing the New Credit
                                    Facility, (a) in the aggregate principal amount of $119.996 million sold at a discount to obtain $110 million of proceeds and (b) issued in the aggregate principal amount of $13.134 million with original issue discount to be exchanged for $12.04 million of the PIK Note Claims.

SECURITIES ACT                      means the Securities Act of 1933,15
                                    U.S.C. Sections 77c-77aa, as now in effect or hereafter amended.

SENIOR SECURED LENDERS              means the entities identified as "Lenders"
                                    under the Existing Credit Agreement and
                                    their respective successors and assigns.

SEVERANCE PLANS                     means the severance plan granted to each
                                    member of Management as part of the
                                    Management Compensation Plans.

SHAREHOLDERS AGREEMENT              means the shareholders agreement that
                                    governs the rights of the Standby
                                    Purchasers, Management and certain holders of New ACP Common Stock received pursuant to the Plan and the New ACP Common Stock and
                                    Warrants received under the Rights Offering.

SOLICITATION/BALLOTING AGENT        means Bankruptcy Services, LLC.

STANDBY COMMITMENT AGREEMENTS       means the Standby Commitment Agreements
                                    dated June 30, 2003 by and among Neenah and each of the Standby Purchasers.

STANDBY PURCHASERS                  means MacKay Shields LLC, Citigroup
                                    Mezzanine III, L.P., Trust Company of the
                                    West, Metropolitan Life Insurance Company and Exis Differential Holdings, Ltd.

SUBSCRIPTION AGENT                  means the subscription agent for the Rights
                                    Offering, as designated by the Debtors and detailed in the Subscription Form.

SUBSCRIPTION FORM                   means the form which each Holder of Existing
                                    Subordinated Note Claims sends to its
                                    Nominee indicating its subscription
                                    instructions under the Rights Offering.

SUBSCRIPTION MATERIALS              means the materials relating to the Rights
                                    Offering including instruction as to how the Holders of Existing Subordinated Note Claims may exercise their Rights.

SUBSCRIPTION PRICE                  means $916.70 per Right exercised.

SUBSIDIARIES                        means the following direct and indirect
                                    wholly-owned subsidiaries of Neenah:
                                    Advanced Cast Products, Inc. (as well as its inactive wholly-owned subsidiaries Belcher
                                    Corporation and Peerless Corporation), the inactive subsidiary Cast Alloys, Inc.,
                                    Dalton Corporation (as well as its
                                    wholly-owned subsidiaries Dalton
                                    Corporation, Warsaw Manufacturing Facility;
                                    Dalton Corporation, Kendallville
                                    Manufacturing Facility; Dalton Corporation,
                                    Stryker Machining Facility; and the inactive subsidiary Dalton Corporation, Ashland
                                    Manufacturing Facility), Deeter Foundry,
                                    Inc., Gregg Industries, Inc., Mercer Forge
                                    Corporation (as well as its wholly-owned subsidiary A&M Specialties, Inc.), and
                                    Neenah Transport, Inc.

SUBSIDIARY GUARANTORS               means the active Subsidiaries.

TCW                                 means Trust Company of the West.

UNIT means $1,000 in principal amount of Second Secured Notes and Warrants to acquire 0.00035679% of the New ACP Common Stock on a fully diluted basis as of the Effective Date.

UNKNOWN CAUSE OF ACTION             means a Cause of Action not listed in the
                                    section herein titled "Preservation of
                                    Causes of Action; Settlement of Causes of
                                    Action" because the facts upon which such Causes of Action are based are not currently or fully known by the Debtors and as a result cannot be raised during the pendency of the Chapter 11 Cases.

VOTING AGENT                        means Innisfree M&A Incorporated.

VOTING DEADLINE                     means July 31, 2003, unless extended or
                                    terminated early according to the procedure outlined in the section of this Disclosure
                                    Statement titled "Procedures for Voting on the Plan."

WARRANTS means warrants to acquire New ACP Common Stock expiring 10 years from the date of issuance and having an exercise price of $0.01 per share, as more particularly described in the Warrant Agreement.

             HOLDERS OF CLASS 6 - EXISTING SUBORDINATED NOTES CLAIMS

     Neenah has appointed Innisfree M&A Incorporated as the Voting Agent for acceptances of the Plan from the Holders of Class 6 - Existing Subordinated Note Claims. All inquiries relating to this Disclosure Statement and the transactions contemplated hereby from the Holders of Class 6 - Existing Subordinated Note Claims should be directed to the Voting agent at the telephone numbers and address set forth below.

                           INNISFREE M&A INCORPORATED
                         501 Madison Avenue, 20th Floor
                            New York, New York 10022
                       Attention: Neenah Ballot Tabulation

                  Banks and Brokers Call Collect: 212-750-5833
                                       or
                     All Others Call Toll Free: 877-750-2689

     Requests for additional copies of this Disclosure Statement or Plan may be directed to the Voting Agent at the respective telephone numbers and address listed above.

   HOLDERS OF CLASS 3 - EXISTING CREDIT FACILITY CLAIMS AND CLASS 4 - PIK NOTE
                                     CLAIMS

     Bankruptcy Services, LLC has been appointed the Solicitation/Balloting Agent with respect to Class 3 - Existing Credit Facility Claims and Class 4 - PIK Note Claims. Questions and requests for assistance with respect for Ballots for Class 3 and 4 may be directed to Bankruptcy Services, LLC at the address and telephone number below:

                            Bankruptcy Services, LLC
                           ATTN: Neenah Foundry Ballot
                          757 Third Avenue, Third Floor
                               New York, NY 10017
                             Telephone: 646-282-2500

     Requests for additional copies of this Disclosure Statement or Plan may be directed to the Solicitation/Balloting Agent at the respective telephone numbers and address listed above.